As filed with the Securities and Exchange Commission on September 15, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LOGMEIN, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	20-1515952
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

320 Summer Street

Boston, Massachusetts 02210

Telephone: (781) 638-9050

(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael J. Donahue

Senior Vice President, General Counsel and Secretary

LogMeIn, Inc.

320 Summer Street

Boston, Massachusetts 02210

Telephone: (781) 638-9050

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

John H. Chory, Esq. Bradley C. Faris, Esq. Susan L. Mazur, Esq. Latham & Watkins LLP 1000 Winter Street, Suite 3700 Waltham, MA 02451 Telephone: (781) 434-6700 Facsimile: (781) 434-6601	Antonio G. Gomes Senior Vice President and General Counsel Citrix Systems, Inc. 851 West Cypress Creek Road Fort Lauderdale, FL 33309 Telephone: (954) 267-3000 Facsimile: (954) 229-6209	Stuart M. Cable, Esq. Lisa R. Haddad, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 Telephone: (617) 570-1000 Facsimile: (617) 523-1231

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share	26,868,269 shares(1)	N/A	$482,554,000(2)	$48,593.19(3)

(1)	This Registration Statement relates to shares of common stock, par value $0.01 per share, of LogMeIn, Inc. (“LMI” and such stock, “LMI common stock”), issuable to holders of common stock, par value $0.01 per share, of GetGo, Inc. (“GetGo” and such stock, “GetGo common stock”), pursuant to the proposed merger of Lithium Merger Sub, Inc., a wholly owned subsidiary of LMI (“Merger Sub”), with and into GetGo. The amount of LMI common stock to be registered represents an estimate of the maximum number of shares that LMI will issue, upon consummation of the merger, to holders of common stock, par value $0.001 per share, of Citrix Systems, Inc. (“Citrix”), entitled to receive shares of GetGo common stock in the distribution described in this registration statement. This amount is expected to be 26,868,269 shares of LMI common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) of the Securities Act. Pursuant to Rule 457(f)(2) of the Securities Act, the proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the book value of all shares of GetGo common stock to be exchanged in the merger as of June 30, 2016, the most recent date for which such information is available.
(3)	Computed in accordance with Rule 457(f) and Section 6(b) under the Securities Act to be $48,593.19, which is equal to 0.0001007 multiplied by the proposed maximum aggregate offering price of $482,554,000.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

LMI is filing this registration statement on Form S-4 (Reg. No. 333-[●]) to register shares of LMI common stock that will be issued in connection with the merger of Merger Sub with and into GetGo, which is currently a wholly owned subsidiary of Citrix, but which will be spun off to Citrix stockholders immediately prior to the merger. Pursuant to the instructions of Form S-4, the proxy statement/prospectus which forms a part of this registration statement is also deemed filed pursuant to LMI’s obligations under Regulation 14A in connection with LMI’s special meeting of LMI stockholders to approve the issuance of shares of LMI common stock in connection with the merger, to adopt an amendment to LMI’s restated certificate of incorporation to increase the number of authorized shares of LMI common stock and to approve an amendment and restatement of LMI’s Amended and Restated 2009 Stock Incentive Plan to increase the number of shares of LMI common stock that may be issued under the plan and extend the term of the plan. The proxy statement/prospectus also constitutes an information statement of GetGo, and we refer to it herein as the proxy statement/prospectus-information statement. In addition, GetGo will file a registration statement on Form 10 to register shares of GetGo common stock which will be distributed to Citrix stockholders pursuant to the spin-off immediately prior to the merger. Upon distribution, the outstanding shares of GetGo common stock will be immediately converted into the right to receive shares of LMI common stock in connection with the merger.

The information in this proxy statement/prospectus-information statement is not complete and may be changed. We may not issue these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus-information statement is not an offer to sell or exchange securities and is not soliciting an offer to buy or exchange securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT—

SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2016

[●]

Dear Fellow Stockholders:

As previously announced, LogMeIn, Inc., which we refer to as LMI, and Citrix Systems, Inc., which we refer to as Citrix, have entered into an agreement and plan of merger, dated as of July 26, 2016, as may be amended from time to time, which we refer to as the Merger Agreement, under which LMI will combine with Citrix’s “GoTo” family of service offerings, which we refer to as the GoTo Business. The GoTo Business offers cloud-based communications and workflow software-as-a-service solutions, including GoToMeeting, GoToWebinar, GoToTraining, OpenVoice, Grasshopper, GoToMyPC and GoToAssist.

As a stockholder of LMI, we wanted to provide you with information about the proposed transactions and ask you to vote on certain related matters at the special meeting of LMI stockholders. The principal transactions described in this document include the following:

•	Separation—The transfer by Citrix of the assets and liabilities of the GoTo Business to Citrix’s wholly owned subsidiary GetGo, Inc., which we refer to as GetGo.

•	Distribution—The distribution by Citrix of all of the outstanding shares of GetGo common stock to Citrix stockholders on a pro rata basis.

•	Merger—The merger of Lithium Merger Sub, Inc., a newly-formed, wholly owned subsidiary of LMI, which we refer to as Merger Sub, with and into GetGo. GetGo will survive the Merger as a wholly owned subsidiary of LMI.

In connection with the Merger, Citrix stockholders will receive LMI common stock in exchange for the shares of GetGo common stock to which they are entitled in the Distribution. LMI currently expects to issue an aggregate of approximately 27.6 million shares of LMI common stock to equityholders of Citrix in connection with the Merger. This number includes an estimated 0.7 million shares of LMI common stock that may be issued following the Merger upon settlement of LMI restricted stock units to be granted to GetGo employees in substitution for outstanding Citrix restricted stock units. However, the actual number of LMI restricted stock units to be issued to GetGo employees in substitution for outstanding Citrix restricted stock units in connection with the Merger (and, accordingly, the number of shares of LMI common stock that may be issued following the Merger upon settlement of the LMI restricted stock units) will be determined shortly following the closing of the Merger based upon the relative stock prices of Citrix prior to the Merger and LMI following the Merger. Immediately following the Merger, Citrix equityholders are expected to own approximately 50.1% of LMI’s issued and outstanding common stock on a fully diluted basis, and existing LMI equityholders are expected to own the remaining 49.9% of the issued and outstanding common stock of LMI on a fully diluted basis. LMI common stock is traded on the NASDAQ Global Select Market under the ticker symbol “LOGM.” On September 6, 2016, the closing price of LMI common stock was $90.52 per share.

After consideration, the board of directors of LMI, which we refer to as the LMI Board of Directors or LMI Board, has unanimously determined that the Merger and the issuance of LMI common stock in connection therewith, which we refer to as the Share Issuance, are in the best interests of LMI and its stockholders and has approved the Merger Agreement, the Merger and the Share Issuance. In order to complete the Merger, LMI must obtain the requisite approval of its stockholders for the Share Issuance. Mr. Michael K. Simon, the chairman of the LMI Board, who currently owns more than 3% of LMI’s common stock, has agreed to vote in favor of the Share Issuance. At a special meeting of LMI stockholders to be held on [●] [a.m./p.m.], Eastern time, at the offices of Latham & Watkins LLP, 200 Clarendon Street, 27th Floor, Boston, Massachusetts 02116, you will be asked to vote on proposals to:

•	approve the Share Issuance;

•	adopt an amendment to the restated certificate of incorporation of LMI to increase the authorized number of shares of LMI common stock by an additional [●] shares, which we refer to as the Charter Amendment;

•	approve an amendment and restatement of LMI’s Amended and Restated 2009 Stock Incentive Plan to increase the number of shares of LMI common stock that may be issued under the plan by an additional [●] shares and extend the term of the plan to [●], 2026, which we refer to as the Plan Amendment; and

•	approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the Share Issuance, which we refer to as the meeting adjournment proposal.

The LMI Board of Directors unanimously recommends that you vote FOR the proposal to approve the Share Issuance, FOR the proposal to adopt the Charter Amendment, FOR the proposal to approve the Plan Amendment and FOR the meeting adjournment proposal.

Your vote is very important, regardless of the number of shares you own. We cannot complete the Merger unless the Share Issuance is approved by our stockholders at the special meeting. Only stockholders who owned shares of LMI common stock at the close of business on [●], 2016 will be entitled to vote at the special meeting. Whether or not you plan to be present at the special meeting, please complete, sign, date and return your proxy card in the enclosed envelope, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with your proxy card. If you hold your shares in “street name,” you should instruct your broker how to vote your shares in accordance with your voting instruction form.

This proxy statement/prospectus-information statement explains the Merger Agreement, the Merger, the Share Issuance and the transactions contemplated thereby and provides specific information concerning the special meeting. Please review this document carefully. You should carefully consider, before voting, the matters discussed under the heading “Risk Factors” beginning on page 32.

On behalf of LMI, I thank you for your support and appreciate your consideration of this matter.

Cordially,

William R. Wagner

President and Chief Executive Officer

Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved the transactions described in this proxy statement/prospectus-information statement, including the Merger and the Share Issuance, or determined if this proxy statement/prospectus-information statement is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus-information statement is [●], 2016, and it is being mailed to LMI stockholders on or about [●], 2016.

The information in this proxy statement/prospectus-information statement is not complete and may be changed. We may not issue these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus-information statement is not an offer to sell or exchange securities and is not soliciting an offer to buy or exchange securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT—

SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2016

851 West Cypress Creek Road

Fort Lauderdale, Florida 33309

[●]

To the Stockholders of Citrix Systems, Inc.:

On July 26, 2016, we announced that Citrix Systems, Inc., which we refer to as Citrix, entered into definitive agreements to spin off its GoTo family of service offerings, which we refer to as the GoTo Business, and then combine the GoTo Business with LogMeIn, Inc., which we refer to as LMI. As a Citrix stockholder, you are receiving this document as an information statement from Citrix to inform you of the spin-off and as a prospectus from LMI for the issuance of LMI common stock in the proposed transactions.

The principal transactions described in this document include the following:

•	Separation—The transfer by Citrix of the assets and liabilities of the GoTo Business to Citrix’s wholly owned subsidiary GetGo, Inc., which we refer to as GetGo.

•	Distribution—The distribution by Citrix of all of the outstanding shares of GetGo common stock to Citrix stockholders on a pro rata basis as a dividend.

•	Merger—The merger of GetGo with an LMI subsidiary immediately following the Distribution, with GetGo continuing as a wholly owned subsidiary of LMI.

As a result of the Merger, each share of GetGo common stock will be converted into the right to receive one share of LMI common stock, and LMI will continue as a publicly-traded company, owning both its current business and the GoTo Business.

Citrix equityholders are expected to own approximately 50.1% of the outstanding shares of LMI common stock on a fully diluted basis immediately following the Merger, and LMI’s existing equityholders are expected to continue to hold the remaining approximately 49.9%. We currently expect that approximately 26.9 million shares of GetGo common stock will be distributed to Citrix stockholders in the Distribution. As a result, and based on the number of shares of Citrix common stock outstanding on [●], you would receive approximately [●] shares of LMI common stock for each share of Citrix common stock that you hold on the record date for the Distribution. The actual number of shares of LMI common stock that you will receive with respect to each share of Citrix common stock will be determined based on the number of outstanding shares of Citrix common stock on the record date. Citrix stockholders will retain all of their shares of Citrix common stock and will not be required to pay for any shares of LMI common stock they receive.

LMI common stock is currently traded on the NASDAQ Global Select Market under the ticker symbol “LOGM.” On September 6, 2016, the closing price of LMI common stock was $90.52 per share.

The Boards of Directors of each of LMI and Citrix have approved the proposed transactions, which are expected to generally be tax-free to Citrix and its stockholders for U.S. federal income tax purposes. Citrix stockholders are not required to vote on the proposed transactions. Citrix is not asking its stockholders for a proxy, and you are requested not to send a proxy to Citrix.

This document explains the proposed transactions, and provides specific information about LMI, GetGo and the GoTo Business. Please review this document carefully, particularly the matters discussed under the heading “Risk Factors” beginning on page 32.

We look forward to completing the proposed transactions and to the exciting opportunities they present for our stockholders.

Sincerely,

Kirill Tatarinov President and Chief Executive Officer	Robert M. Calderoni Executive Chairman

Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved the Merger described in this proxy statement/prospectus-information statement or the LMI common stock to be issued pursuant to the Merger Agreement, or determined if this proxy statement/prospectus-information statement is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus-information statement is [●], 2016.

LOGMEIN, INC.

320 Summer Street

Boston, Massachusetts

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on [●]

To the Stockholders of LogMeIn, Inc.:

NOTICE IS HEREBY GIVEN of a special meeting of stockholders of LogMeIn, Inc., a Delaware corporation, which we refer to as LMI, which will be held at the offices of Latham & Watkins LLP, 200 Clarendon Street, 27th Floor, Boston, Massachusetts 02116, on [●] at [●] [a.m./p.m.], Eastern time, for the following purposes:

1.	to vote on a proposal to approve the issuance of LMI common stock in connection with the Agreement and Plan of Merger, or the Merger Agreement, dated as of July 26, 2016, as it may be amended from time to time, among LMI, Lithium Merger Sub, Inc., Citrix Systems, Inc. and GetGo, Inc., which we refer to as the Share Issuance;

2.	to vote on a proposal to adopt an amendment to LMI’s restated certificate of incorporation to increase the authorized number of shares of LMI common stock by an additional [●] shares, conditioned upon the closing of the Merger, which we refer to as the Charter Amendment;

3.	to vote on a proposal to approve an amendment and restatement of LMI’s Amended and Restated 2009 Stock Incentive Plan to increase the number of shares of LMI common stock that may be issued under the plan by an additional [●] shares and extend the term of the plan to [●], 2026, conditioned upon the closing of the Merger, which we refer to as the Plan Amendment; and

4.	to vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Share Issuance, which we refer to as the meeting adjournment proposal.

The approval of the proposal set forth in item 1 above is the only approval of LMI stockholders required for completion of the transactions contemplated by the Merger Agreement. LMI will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof.

The LMI Board of Directors has fixed the close of business on [●] as the record date for the special meeting. Only LMI stockholders of record as of the record date are entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof. A complete list of such stockholders will be available for inspection by any LMI stockholder for any purpose germane to the special meeting during ordinary business hours for the ten days preceding the special meeting at LMI’s principal executive offices located at 320 Summer Street, Boston, Massachusetts. The eligible LMI stockholder list will also be available at the special meeting for examination by any stockholder present at such meeting.

THE LMI BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER, THE SHARE ISSUANCE, THE CHARTER AMENDMENT AND THE PLAN AMENDMENT AND UNANIMOUSLY RECOMMENDS THAT LMI STOCKHOLDERS VOTE FOR THE SHARE ISSUANCE, FOR THE CHARTER AMENDMENT, FOR THE PLAN AMENDMENT AND FOR THE MEETING ADJOURNMENT PROPOSAL.

Your vote is very important. Whether or not you expect to attend the special meeting in person, to ensure your representation at the special meeting, we urge you to authorize the individuals named on your proxy card to vote your shares as promptly as possible by (1) accessing the internet site listed on the proxy card, (2) calling the toll-free number listed on the proxy card or (3) submitting your proxy card by mail by using the provided self-addressed, stamped envelope. If you hold your shares in “street name,” you should instruct your broker how to vote your shares in accordance with your voting instruction form. LMI stockholders may revoke their proxy in the manner described in the accompanying proxy statement/prospectus-information statement before it has been voted at the special meeting.

By Order of the LMI Board of Directors,

Michael J. Donahue

Secretary

Boston, Massachusetts

WHERE YOU CAN FIND ADDITIONAL INFORMATION; INCORPORATION BY REFERENCE

This proxy statement/prospectus-information statement incorporates by reference important business and financial information about LMI from documents filed with the U.S. Securities and Exchange Commission, or the SEC, that have not been included herein or delivered herewith. LMI files reports (including annual, quarterly and current reports which may contain audited financial statements), proxy statements and other information with the SEC. Copies of LMI’s filings with the SEC are available to investors without charge by request made to LMI in writing, by telephone or by email with the following contact information:

LogMeIn, Inc.

Attn: Investor Relations

320 Summer Street

Boston, Massachusetts

Telephone: (781) 897-0694

Email: InvestorRelations@logmein.com

In order to receive timely delivery of these materials, you must make your requests no later than [●], which date is five business days before the date of the special meeting.

You may also obtain LMI’s SEC reports at https://investor.logmein.com/sec.cfm or Citrix’s SEC reports at http://investors.citrix.com/sec.cfm. LMI’s filings with the SEC and Citrix’s filings with the SEC are available to the public over the internet at the SEC’s website at www.sec.gov, or at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference facilities.

The SEC allows certain information to be “incorporated by reference” into this proxy statement/prospectus-information statement. This means that LMI can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus-information statement except for any information modified or superseded by information contained directly in this proxy statement/prospectus-information statement or in any document subsequently filed by LMI that is also incorporated or deemed to be incorporated by reference herein. This proxy statement/prospectus-information statement incorporates by reference the documents set forth below that LMI has previously filed with the SEC and any future filings by LMI under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, from the date of this proxy statement/prospectus-information statement to the date that the LMI special meeting is held, except, in any such case, for any information therein which has been furnished rather than filed, which shall not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this proxy statement/prospectus-information statement. These documents contain important information about LMI and its financial condition.

This proxy statement/prospectus-information statement, and the registration statement of which this proxy statement/prospectus-information statement forms a part, hereby incorporate by reference the following documents that LMI has filed with the SEC:

•	LMI’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 19, 2016;

•	the information specifically incorporated by reference into LMI’s Annual Report on Form 10-K for the year ended December 31, 2015 from LMI’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 8, 2016;

•	LMI’s Quarterly Reports on Form 10-Q filed with the SEC on April 29, 2016 and July 27, 2016;

•	LMI’s Current Report on Form 8-K/A filed with the SEC on December 23, 2015 and LMI’s Current Reports on Form 8-K filed with the SEC on January 8, 2016, January 27, 2016, February 4, 2016, March 24, 2016, May 26, 2016, July 26, 2016 (except with respect to Item 2.02 thereof) and July 26, 2016, as amended by the Current Report on Form 8-K/A filed with the SEC on July 28, 2016; and

•	the description of LMI’s common stock contained in its Registration Statement on Form 8-A (File No. 001-34391) filed with the SEC on June 24, 2009, including any amendments or reports filed for the purpose of updating such description.

If you are an LMI stockholder and you have any questions about the proposed transactions, please contact LMI’s Investor Relations Department at (781) 897-0694.

If you are a Citrix stockholder and you have any questions about the proposed transactions, please contact Citrix’s Investor Relations Department at (954) 229-5758.

NONE OF LMI, MERGER SUB, CITRIX OR GETGO HAS AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE PROPOSED TRANSACTIONS OR ABOUT LMI, MERGER SUB, CITRIX OR GETGO THAT DIFFERS FROM OR ADDS TO THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT OR THE DOCUMENTS THAT LMI PUBLICLY FILES WITH THE SEC. THEREFORE, IF ANYONE GIVES YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT DOES NOT EXTEND TO YOU. IF YOU ARE IN A JURISDICTION WHERE SOLICITATIONS OF A PROXY ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE SOLICITATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT DOES NOT EXTEND TO YOU.

THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE HEREOF. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH DOCUMENT. ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS DOCUMENT WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS DOCUMENT MODIFIES OR SUPERSEDES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS DOCUMENT. NEITHER THE MAILING OF THIS DOCUMENT TO THE RESPECTIVE STOCKHOLDERS OF LMI AND CITRIX, NOR THE TAKING OF ANY ACTIONS CONTEMPLATED HEREBY BY LMI OR CITRIX AT ANY TIME WILL CREATE ANY IMPLICATION TO THE CONTRARY.

ABOUT THIS DOCUMENT

Citrix has supplied all information contained in this proxy statement/prospectus-information statement relating to Citrix and GetGo. LMI has supplied all information contained in or incorporated by reference into this proxy statement/prospectus-information statement relating to LMI and Merger Sub and has provided certain purchase accounting adjustments. Citrix and LMI have both contributed information to this proxy statement/prospectus-information statement relating to the proposed transactions.

This proxy statement/prospectus-information statement forms a part of a registration statement on Form S-4 (Registration No. 333-[●]) filed by LMI with the SEC to register with the SEC the issuance of shares of LMI common stock to be issued pursuant to the Merger Agreement. It constitutes a prospectus of LMI under Section 5 of the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder, which we refer to as the Securities Act, with respect to the shares of LMI common stock to be issued to Citrix stockholders in exchange for the shares of GetGo common stock to which they are entitled in the Distribution. It also constitutes a proxy statement under Section 14(a) of the Exchange Act and a notice of meeting and action to be taken with respect to the LMI special meeting of stockholders at which LMI stockholders will consider and vote on the proposal to approve the issuance of shares of LMI common stock in connection with the Merger Agreement and certain other matters described herein. In addition, it constitutes an information statement relating to the proposed Separation and Distribution.

As allowed by the SEC rules, this proxy statement/prospectus-information statement does not contain all of the information you can find in LMI’s registration statement or its exhibits. For further information pertaining to LMI and the shares of LMI common stock to be issued in connection with the proposed transactions, reference is made to that registration statement and its exhibits. Statements contained in this document or in any document incorporated in this document by reference as to the contents of any contract or other document referred to within this document or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this document is qualified in its entirety by reference to the underlying documents. We encourage you to read the registration statement. You may obtain copies of the Form S-4 (and any amendments to those documents) by following the instructions under “Where You Can Find Additional Information; Incorporation By Reference.”

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

The following are brief answers to some of the common questions that stockholders of LMI and stockholders of Citrix may have regarding the transactions contemplated by the Merger Agreement and the Separation Agreement, which provide for, among other things, the Separation, the Distribution and the Merger, all of which we refer to as the Transactions. For more detailed information about the matters discussed in these questions and answers, see “The Transactions” beginning on page 61 and “The Transaction Agreements” beginning on page 100. These questions and answers are not meant to be a substitute for the information contained in the remainder of this proxy statement/prospectus-information statement, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement/prospectus-information statement. Stockholders of LMI and stockholders of Citrix are urged to read this proxy statement/prospectus-information statement in its entirety. Additional important information is also contained in the annexes to this proxy statement/prospectus-information statement. You should pay special attention to the “Risk Factors” beginning on page 32 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 55.

Q:	What are the transactions described in this proxy statement/prospectus-information statement?

A:	References to the “Transactions” mean the transactions contemplated by the Agreement and Plan of Merger among Citrix, GetGo, LMI and Merger Sub dated as of July 26, 2016, as may be amended from time to time, which we refer to as the Merger Agreement, and the Separation and Distribution Agreement by and among Citrix, GetGo and LMI dated as of July 26, 2016, as may be amended from time to time, which we refer to as the Separation Agreement. These agreements provide for, among other things:

•	the separation of the GoTo Business from the other businesses of Citrix, which we refer to as the Separation;

•	the distribution of all of the shares of common stock, par value $0.01 per share, of GetGo, which we refer to as GetGo common stock, to the holders of the shares of common stock, par value $0.001 per share, of Citrix, which we refer to as Citrix common stock, on a pro rata basis, which we refer to as the Distribution; and

•	the merger of Merger Sub with and into GetGo, which we refer to as the Merger, with GetGo continuing as the surviving company and as a wholly owned subsidiary of LMI, as contemplated by the Merger Agreement.

The Separation, the Distribution and the Merger are described in more detail in “The Transactions” and elsewhere in this proxy statement/prospectus-information statement.

Q:	What will happen in the Separation?

A:	Pursuant to the Separation Agreement, in an internal reorganization, Citrix and certain of Citrix’s subsidiaries will engage in a series of transactions in which certain assets and liabilities not currently owned by GetGo will be transferred from Citrix and certain of its subsidiaries to GetGo and entities that will become GetGo subsidiaries. The purpose of these transactions is to separate the GoTo Business from Citrix’s other businesses. These transactions will include a contribution of specified assets and liabilities of the GoTo Business, which we refer to as the Contribution. In consideration for the Contribution, GetGo will issue shares of GetGo common stock to Citrix.

Q:	What will happen in the Distribution?

A:	Pursuant to the Separation Agreement, after the Separation and immediately prior to the Merger, Citrix will distribute all of the shares of GetGo common stock that it holds on a pro rata basis to Citrix’s stockholders as of the record date of the Distribution.

Q:	What will happen in the Merger?

A:	Pursuant to the Merger Agreement, in the Merger, Merger Sub will merge with GetGo, and GetGo will survive the Merger as a wholly owned subsidiary of LMI. Following completion of the Merger, LMI will continue to be a separately traded public company and will own and operate the combined businesses of LMI and the GoTo Business. At the effective time of the Merger, each issued and outstanding share of GetGo common stock will be automatically converted into the right to receive one share of LMI common stock, par value $0.01 per share, which we refer to as LMI common stock. As a result, immediately following the effective time of the Merger, Citrix equityholders are expected to own approximately 50.1% of LMI common stock on a fully diluted basis, and current LMI equityholders are expected to own approximately 49.9% of LMI common stock on a fully diluted basis. LMI currently expects to issue approximately 27.6 million shares of LMI common stock to Citrix equityholders in connection with the Merger. This number includes an estimated 0.7 million shares of LMI common stock that may be issued following the Merger upon settlement of LMI restricted stock units to be granted to GetGo employees in substitution for outstanding Citrix restricted stock units. However, the actual number of LMI restricted stock units to be issued to GetGo employees in substitution for outstanding Citrix restricted stock units in connection with the Merger (and, accordingly, the number of shares of LMI common stock that may be issued following the Merger upon settlement of the LMI restricted stock units) will be determined shortly following the closing of the Merger based upon the relative stock prices of Citrix prior to the Merger and LMI following the Merger.

Q:	Will the Distribution and Merger occur on the same day?

A:	Yes. The Merger will occur immediately after the Distribution.

Q:	Who will serve on the LMI Board of Directors following completion of the Transactions?

A:	Immediately following the Merger, the LMI Board of Directors will consist of nine members: five current LMI directors designated by LMI and four directors designated by Citrix and satisfactory to LMI. Each of the directors designated by Citrix must qualify as an “independent director” of LMI, as such term is defined in NASDAQ Marketplace Rule 5605(a)(2). The directors designated by Citrix are currently expected to be Robert M. Calderoni, Jesse A. Cohn, David J. Henshall and Peter J. Sacripanti, each of whom is satisfactory to LMI and would, as of the date of the Merger Agreement, qualify as an independent director of LMI. Michael K. Simon, LMI’s former Chief Executive Officer and current Chairman of the LMI Board of Directors, will remain in place as Chairman of the LMI Board of Directors following the completion of the Transactions. William R. Wagner, LMI’s current President and Chief Executive Officer, will also remain on the LMI Board of Directors. The other three directors designated by LMI will be named at a later date. See “The Transactions—Board of Directors and Executive Officers of LMI Following the Merger; Operations Following the Merger.”

Q:	Will LMI’s current senior management team manage the business of LMI after the Transactions?

A:	Yes. LMI’s current President and Chief Executive Officer, William R. Wagner, and current Chief Financial Officer, Edward K. Herdiech, will continue in their roles. Certain members of the GetGo management team are expected to join LMI’s senior management team as well. See “The Transactions—Board of Directors and Executive Officers of LMI Following the Merger; Operations Following the Merger.”

Q:	What is the estimated total value of the consideration to be paid by LMI in the Merger?

A:

LMI expects to issue approximately 27.6 million shares of LMI common stock in connection with the Merger. This number includes an estimated 0.7 million shares of LMI common stock that may be issued following the Merger upon settlement of LMI restricted stock units to be granted to GetGo employees in substitution for outstanding Citrix restricted stock units. However, the actual number of LMI restricted stock units to be issued to GetGo employees in substitution for outstanding Citrix restricted stock units in connection with the Merger (and, accordingly, the number of shares of LMI common stock that may be issued following the Merger upon settlement of the LMI restricted stock units) will be determined shortly following the closing of the Merger based upon the relative stock prices of Citrix prior to the Merger and LMI following the Merger. See “The Transaction Agreements—The Merger Agreement—Merger Consideration.”

Based upon the reported closing price for LMI common stock on the NASDAQ Global Select Market of $65.31 per share on July 25, 2016, the last trading day before the announcement of the signing of the Merger Agreement, the estimated total value of the shares to be issued by LMI to Citrix equityholders in the Merger would have been approximately $1.8 billion. Based upon the reported closing price for LMI common stock on the NASDAQ Global Select Market of $90.52 per share on September 6, 2016, the estimated total value of the shares to be issued by LMI to Citrix equityholders pursuant to the Merger would have been approximately $2.5 billion. The actual total value of the consideration to be paid by LMI in connection with the Merger will depend on the market price of shares of LMI common stock at the time of the closing of the Merger.

Q:	Is GetGo required to have certain amounts of cash and/or working capital in connection with the Merger?

A:	The Merger Agreement provides for target amounts of cash and cash equivalents, net working capital and deferred revenue for GetGo at the closing of the Merger. Based upon the actual amounts of cash and cash equivalents, net working capital and deferred revenue for GetGo at the closing of the Merger, and taking into account any indebtedness of GetGo at the closing of the Merger, GetGo may be required to distribute cash to Citrix or Citrix may be required to contribute cash to GetGo. Any such adjustment will impact the assets held by GetGo at the closing of the Merger but will not impact the number of shares of LMI common stock to be issued in the Merger. See “The Transaction Agreements—The Merger Agreement—Cash and Adjustments.”

Q:	Is the number of shares LMI will issue to Citrix stockholders in the Merger subject to adjustment?

A:	It is currently expected that LMI will issue approximately 26.9 million shares of LMI common stock to Citrix stockholders in the Merger. However, under certain circumstances, LMI may be required to issue additional shares in the Merger if Citrix otherwise would be unable to receive certain tax opinions. Accordingly, as a result of this adjustment, it is possible that LMI could be required to issue more than 26.9 million shares of LMI common stock to Citrix stockholders in the Merger. See “The Transaction Agreements—The Merger Agreement—Merger Consideration.”

Q:	Will LMI or GetGo incur indebtedness in connection with the Separation, the Distribution and the Merger?

A:	It is not anticipated that GetGo will incur or cause to be incurred indebtedness in connection with the Transactions. LMI is not expected to incur indebtedness in connection with the Transactions. However, at the closing of the Merger, Citrix and LMI intend to enter into an unsecured credit facility pursuant to which Citrix will provide LMI with a line of credit of up to $25 million for the two-year period following the Merger. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Loan Agreement.”

Following the Merger, LMI will continue to be obligated with respect to LMI’s other existing indebtedness, which is not expected to be refinanced in connection with the Transactions.

Q.	What are the “Special Dividends”?

A:	On July 26, 2016, the LMI Board of Directors declared a cash dividend of $0.50 per share of LMI common stock, payable to LMI’s stockholders of record as of August 8, 2016. The dividend was paid on August 26, 2016. The LMI Board of Directors also intends to declare and pay two additional cash dividends, each of which would be up to $0.50 per share of LMI common stock, as permitted by the Merger Agreement. One dividend is expected to be declared and paid in the 4th quarter of 2016 and the other dividend is expected to be declared and paid shortly before the consummation of the Transactions, subject to the Merger Agreement being in effect. Accordingly, the “special dividends” are the total amount of up to $1.50 per share permitted to be declared and paid to LMI stockholders under the Merger Agreement. See “The Transaction Agreements—The Merger Agreement-Conduct of Business Pending the Merger—LMI Special Dividends.”

Q:	How will the rights of stockholders of Citrix and LMI change after the Merger?

A:	The rights of stockholders of Citrix will remain the same as prior to the Merger, except that stockholders of Citrix entitled to shares of GetGo common stock in the Distribution will receive shares of LMI common stock and cash paid in lieu of fractional shares in connection with the Merger. Citrix stockholders will retain all of their shares of Citrix common stock and will not be required to pay for any shares of LMI common stock they receive in the Merger. See “Description of Capital Stock of LMI Before and After the Merger—Description of Capital Stock of LMI” and “Comparison of the Rights of Stockholders Before and After the Transactions.”

The rights of stockholders of LMI will not change as a result of the Merger. LMI has proposed to amend its restated certificate of incorporation, which we refer to as LMI’s certificate of incorporation, in connection with the Merger to increase the authorized number of shares of LMI common stock by an additional [●] shares pursuant to the proposed Charter Amendment. See “Questions and Answers for LMI Stockholders—What are LMI stockholders being asked to vote on at the special meeting?” LMI will not amend its bylaws in connection with the Merger.

Q:	What are the material tax consequences to Citrix stockholders resulting from the Distribution and the Merger?

A:	Citrix stockholders are not expected to recognize any gain or loss as a result of the Distribution and the Merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of LMI common stock pursuant to the Merger. The U.S. federal income tax consequences of the Distribution and the Merger are described in more detail under “U.S. Federal Income Tax Consequences of the Distribution and Merger” beginning on page 95.

Q:	Does LMI have to pay a termination fee to Citrix or reimburse Citrix’s expenses if the Share Issuance is not approved by the LMI stockholders or if the Merger Agreement is otherwise terminated?

A:	If LMI’s stockholders do not approve the Share Issuance at the LMI special meeting of stockholders and the Merger Agreement is terminated by either Citrix or LMI, LMI is required to reimburse Citrix’s out-of-pocket fees and expenses in connection with the Transactions in an amount up to $10.0 million.

In specified circumstances, depending on the reasons for termination of the Merger Agreement, LMI may be required to pay Citrix a termination fee of $62.0 million, which would be reduced by any expense reimbursement described above. For a discussion of the circumstances under which the termination fee is payable by LMI or the requirement to reimburse expenses applies, see “The Transaction Agreements—The Merger Agreement—Termination Fee and Expenses Payable in Certain Circumstances.”

Q:	Does Citrix have to pay a termination fee to LMI or reimburse LMI’s expenses if the Merger Agreement is terminated?

A:	No.

Q:	Are there risks associated with the Transactions?

A:	Yes. LMI and GetGo may not realize the expected benefits of the Transactions because of the risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 32 and the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 55. These risks include, among others, risks relating to the uncertainty that the Transactions will close, the uncertainty that LMI will be able to integrate the GoTo Business successfully, and uncertainties relating to the performance of LMI after the Transactions.

Q:	Can LMI or Citrix stockholders demand appraisal of their shares?

A:	No. Neither LMI nor Citrix stockholders have appraisal rights under Delaware law in connection with the Separation, the Distribution or the Merger.

Q:	When will the Transactions be completed?

A:	The Transactions are expected to be completed in the first quarter of 2017, subject to receipt of LMI stockholder approval, applicable antitrust and other regulatory approvals, and satisfaction of other customary closing conditions.

QUESTIONS AND ANSWERS FOR LMI STOCKHOLDERS

The following are some of the questions that stockholders of LMI may have regarding the LMI special meeting of stockholders, and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The LMI Special Meeting” beginning on page 56. These questions and answers are not meant to be a substitute for the information contained in the remainder of this proxy statement/prospectus-information statement, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement/prospectus-information statement. LMI urges its stockholders to read this proxy statement/prospectus-information statement in its entirety prior to making any decision.

Q:	What are LMI stockholders being asked to vote on at the special meeting?

A:	LMI stockholders are being asked to approve the issuance of LMI common stock in connection with the Merger, which we refer to as the Share Issuance. LMI stockholder approval of the Share Issuance is required under NASDAQ rules and is a condition to the completion of the Distribution and the Merger.

LMI stockholders are also being asked to adopt an amendment to LMI’s restated certificate of incorporation to increase the authorized number of shares of LMI common stock by an additional [●] shares, conditioned upon the closing of the Merger, which we refer to as the Charter Amendment. The approval by LMI stockholders of the Charter Amendment is not a condition to the completion of the Distribution or the Merger.

LMI stockholders are also being asked to approve an amendment and restatement of LMI’s Amended and Restated 2009 Stock Incentive Plan to increase the number of shares of LMI common stock that may be issued under the plan by an additional [●] shares and extend the term of the plan to [●], 2026, conditioned upon the closing of the Merger, which we refer to as the Plan Amendment. The approval by LMI stockholders of the Plan Amendment is not a condition to the completion of the Distribution or the Merger.

Lastly, LMI stockholders are being asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Share Issuance, which we refer to as the meeting adjournment proposal. The approval by LMI stockholders of the meeting adjournment proposal is not a condition to the completion of the Distribution or the Merger.

Q:	When and where is the special meeting of LMI stockholders?

A:	The LMI special meeting of stockholders will be held at the offices of Latham & Watkins LLP, 200 Clarendon Street, 27th Floor, Boston, Massachusetts 02116, on [●] at [●] [a.m./p.m.], Eastern time.

Q:	Who can vote at the LMI special meeting of stockholders?

A:	Only stockholders who own LMI common stock at the close of business on [●], 2016 are entitled to vote at the special meeting. Each holder of LMI common stock is entitled to one vote per share. There were [●] shares of LMI common stock outstanding on the record date.

Q:	How does the LMI Board of Directors recommend that LMI stockholders vote?

A:

The LMI Board of Directors has determined that the terms of the Merger Agreement, the Merger, the Transactions, the Share Issuance, the Charter Amendment and the Plan Amendment are advisable, fair to, and in the best interest of LMI and its stockholders. Accordingly, the LMI Board of Directors has unanimously approved the Merger Agreement, the Merger, the Transactions, the Share Issuance, the Charter Amendment and the Plan Amendment. The LMI Board of Directors unanimously recommends that LMI stockholders vote “FOR” the proposal to approve the Share Issuance, “FOR” the proposal to approve the Charter Amendment, “FOR” the proposal to approve the Plan Amendment and “FOR” the meeting adjournment proposal.

Q:	What vote is required to approve each proposal at the LMI special meeting of stockholders?

A:	In accordance with NASDAQ rules, the Delaware General Corporation Law, which we refer to as the DGCL, and LMI’s organizational documents, the approval of the Share Issuance requires the affirmative vote of a majority of the votes cast by the holders of the shares of LMI common stock present in person or represented by proxy at the special meeting at which a quorum is present. This means the number of shares voted “FOR” the Share Issuance must exceed the number of shares voted “AGAINST” the Share Issuance. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for the Share Issuance.

In accordance with the DGCL and LMI’s organizational documents, the approval of the Charter Amendment requires the affirmative vote of the holders of a majority of the shares of LMI common stock outstanding and entitled to vote at the special meeting. This means that of the outstanding shares, a majority of them must be voted “FOR” the Charter Amendment for it to be approved. Abstentions and broker non-votes will have the effect of a vote “AGAINST” the Charter Amendment.

In accordance with Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, the DGCL and LMI’s organizational documents, the approval of the Plan Amendment requires the affirmative vote of a majority of the votes cast by the holders of the shares of LMI common stock present in person or represented by proxy at the special meeting at which a quorum is present. This means the number of shares voted “FOR” the Plan Amendment must exceed the number of shares voted “AGAINST” the Plan Amendment. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for the Plan Amendment.

In accordance with the DGCL and LMI’s organizational documents, the approval of the meeting adjournment proposal requires the affirmative vote of a majority of the votes cast by the holders of the shares of LMI common stock present in person or represented by proxy at the special meeting. This means the number of shares voted “FOR” the meeting adjournment must exceed the number of shares voted “AGAINST” the meeting adjournment proposal. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for the meeting adjournment proposal.

Q:	What is a quorum?

A:	In order for business to be conducted at the LMI special meeting of stockholders, the DGCL and LMI’s bylaws require that a quorum must be present. A quorum consists of the holders of a majority of the shares of LMI common stock outstanding and entitled to vote at the special meeting.

Shares of LMI common stock present in person or represented by proxy (including shares that reflect abstentions) will be counted for the purpose of determining whether a quorum exists. “Broker non-votes” will not be counted for the purpose of determining whether a quorum exists.

If a quorum is not present, the special meeting may be adjourned until a quorum is obtained by the chairman of the meeting or the stockholders.

Q:	Have any LMI stockholders already agreed to vote in favor of the Share Issuance proposal?

A:	Yes. Michael K. Simon, Chairman of the LMI Board of Directors and former Chief Executive Officer, has entered into a voting agreement with Citrix in which he has agreed to, among other things, vote his shares of LMI common stock in favor of the Share Issuance and Charter Amendment. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Voting Agreement.” These shares represent more than 3% of the currently outstanding LMI common stock.

Q:	What should LMI stockholders do now in order to vote on the proposals being considered at the LMI special meeting?

A:	LMI stockholders may submit a proxy by mail, telephone or internet by following the instructions on the proxy card.

Submitting a proxy means that a stockholder gives someone else the right to vote his or her shares in accordance with his or her instructions. In this way, the stockholder ensures that his or her vote will be counted even if he or she is unable to attend the LMI special meeting. If an LMI stockholder properly executes a proxy, but does not include specific instructions on how to vote, the individuals named as proxies will vote the LMI stockholders’ shares as follows:

•	“FOR” the proposal to approve the Share Issuance;

•	“FOR” the proposal to approve the Charter Amendment;

•	“FOR” the proposal to approve the Plan Amendment; and

•	“FOR” the meeting adjournment proposal.

If an LMI stockholder holds shares in “street name,” which means the shares are held of record by a broker, bank or nominee, please see “Q: If an LMI stockholder’s shares are held in ‘street name’ by his or her broker, will the broker vote the shares for the stockholder?” below.

LMI stockholders may also vote in person at the meeting. If an LMI stockholder plans to attend the LMI special meeting and wishes to vote in person, he or she will be given a ballot at the LMI special meeting. Please note, however, that if an LMI stockholder’s shares are held in “street name,” and he or she wishes to vote in person at the LMI special meeting, the LMI stockholder must bring a proxy from the record holder of the shares authorizing him or her to vote at the LMI special meeting. Whether or not an LMI stockholder plans to attend the LMI special meeting, he or she is encouraged to submit his or her proxy as described in this proxy statement/prospectus-information statement.

Q:	If an LMI stockholder is not going to attend the special meeting, should the stockholder return his or her proxy card or otherwise vote his or her shares?

A:	Yes. Submitting a proxy by mail, telephone or internet by following the instructions on the proxy card ensures that the stockholder’s shares will be represented and voted at the special meeting, even if the stockholder is unable to or does not attend.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT.

Q:	If an LMI stockholder’s shares are held in “street name” by his or her broker, will the broker vote the shares for the stockholder?

A:

If an LMI stockholder’s shares are held in “street name,” which means such shares are held of record by a broker, bank or nominee, the LMI stockholder will receive instructions from his or her broker, bank or other nominee that he or she must follow in order to have his or her shares of LMI common stock voted. If an LMI stockholder has not received such voting instructions or requires further information regarding such voting instructions, the LMI stockholder should contact his or her bank, broker or other nominee. Brokers, banks or other nominees who hold shares of LMI common stock for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers, banks and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. All proposals for the LMI special meeting are non-routine and non-discretionary. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the meeting but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal, and the broker, bank or other nominee does not have discretionary voting power on such proposal. If an LMI stockholder’s broker, bank or other nominee holds the LMI stockholder’s shares of LMI common stock in “street name,” the LMI stockholder’s bank, broker or other nominee will vote the LMI stockholder’s shares only if the LMI stockholder provides instructions on how to vote by filling out the voter instruction form sent to him or her by his or her bank, broker or other nominee with this proxy statement/prospectus-information statement.

Q:	Can LMI stockholders change their vote?

A:	Yes. Holders of record of LMI common stock who have properly completed and submitted their proxy card or have submitted their proxy by telephone or internet can change their vote before the proxy is voted at the LMI special meeting in any of the following ways:

•	sending a written notice that is received prior to the special meeting stating that the stockholder revokes his or her proxy to LogMeIn, Inc., Attention: Senior Vice President, General Counsel and Secretary, 320 Summer Street, Boston, Massachusetts 02210;

•	properly completing, signing and dating a new proxy card bearing a later date and properly submitting it so that it is received prior to the special meeting;

•	visiting the website shown on the proxy card prior to the special meeting and submitting a new proxy in the same manner that the stockholder would submit his or her proxy via the internet or by calling the toll-free number shown on the proxy card to submit a new proxy by telephone; or

•	attending the special meeting in person and voting their shares.

Simply attending the special meeting, without voting your shares, will not revoke a proxy.

An LMI stockholder whose shares are held in “street name” by his or her broker and who has directed that person to vote his or her shares should instruct that person to change his or her vote.

Q:	What will happen if an LMI stockholder abstains from voting, fails to vote or does not direct how to vote on their proxy?

A:	If an LMI stockholder abstains from voting, it will have no effect on the vote for the Share Issuance, Plan Amendment or meeting adjournment proposals, but will be counted as a vote “AGAINST” the Charter Amendment proposal.

If an LMI stockholder fails to vote (or fails to instruct his or her broker, bank or nominee to vote if his or her shares are held in “street name,” which will result in a broker non-vote), it will have no effect on the vote for the Shares Issuance, Plan Amendment or meeting adjournment proposals, but will be counted as a vote “AGAINST” the Charter Amendment. The failure to vote (or failure to give instructions to vote) may also have the effect of LMI failing to have a quorum at the special meeting. See “Q: What vote is required to approve each proposal at the LMI special meeting of stockholders?” and “Q: What is a quorum?”

All properly signed proxies that are received prior to the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies. If a properly executed proxy is returned without an indication as to how shares of LMI common stock represented are to be voted with regard to a particular proposal, the shares of LMI common stock represented by the proxy will be voted in accordance with the recommendation of the LMI Board of Directors and therefore, “FOR” the proposal to approve the Share Issuance, “FOR” the proposal to approve the Charter Amendment, “FOR” the proposal to approve the Plan Amendment and “FOR” the meeting adjournment proposal.

QUESTIONS AND ANSWERS FOR CITRIX STOCKHOLDERS

The following are some of the questions that the stockholders of Citrix may have regarding the Transactions, and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The Transactions” beginning on page 61. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this proxy statement/prospectus-information statement, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement/prospectus-information statement. Citrix’s stockholders are urged to read this proxy statement/prospectus-information statement in its entirety. You should pay special attention to the “Risk Factors” beginning on page 32 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 55.

Q:	What will Citrix stockholders be entitled to receive pursuant to the Distribution and the Merger?

A:	It is currently expected that approximately 26.9 million shares of GetGo common stock will be distributed to Citrix stockholders in connection with the Distribution, and each share of GetGo common stock will be converted into the right to receive one share of LMI common stock pursuant to the Merger. As a result, it is currently estimated that, based on the number of shares of Citrix common stock outstanding on [●], Citrix stockholders will receive approximately [●] shares of LMI common stock pursuant to the Merger for each share of Citrix common stock that they hold on the record date for the Distribution. The actual number of shares of LMI common stock that Citrix stockholders will receive with respect to each share of Citrix common stock will be determined based on the number of shares of Citrix common stock outstanding on the record date. Therefore, the actual number of shares of LMI common stock that Citrix stockholders will be entitled to receive in the Merger may be higher or lower if the number of outstanding shares of Citrix common stock changes for any reason.

Based on the closing price of LMI common stock of $90.52 on September 6, 2016, as reported by the NASDAQ Global Select Market, and the assumptions described above, the approximate value Citrix equityholders will receive in the Merger will equal $2.5 billion in the aggregate and $[●] per share of Citrix common stock they own on the record date for the Distribution. However, any change in the market value of LMI common stock at the effective time of the Merger or the number of shares of Citrix common stock outstanding and entitled to receive GetGo common stock in the Distribution will cause the estimated per share value Citrix stockholders receive in the Merger to change. Also, those Citrix stockholders who would otherwise receive a fractional share of LMI common stock pursuant to the Merger may receive a different per share value with respect to fractional shares when those fractional shares are liquidated by the exchange agent. See “The Transaction Agreements—The Merger Agreement—Merger Consideration.”

Q:	Has Citrix set a record date for the Distribution?

A:	No. Citrix will publicly announce the record date for the Distribution when the record date has been determined. This announcement will be made prior to the completion of the Distribution and the Merger.

Q:	What will happen to the shares of Citrix common stock owned by Citrix stockholders?

A:	Holders of Citrix common stock will retain all of their shares of Citrix common stock. The Distribution will not affect the number of outstanding shares of Citrix common stock or any rights of Citrix stockholders.

Q:	How will shares of LMI common stock be distributed to Citrix stockholders?

A:	Holders of Citrix common stock on the record date for the Distribution will receive shares of LMI common stock in book-entry form. Stockholders of record will receive additional information from the exchange agent shortly after the Distribution. Beneficial holders will receive information from their brokerage firms or other nominees.

Q:	Will Citrix stockholders who sell their shares of Citrix common stock shortly before the completion of the Distribution and the Merger still be entitled to receive shares of LMI common stock with respect to the shares of Citrix common stock that were sold?

A:	It is currently expected that beginning two business days before the record date to be established for the Distribution, and continuing through the closing date of the Merger (or the previous business day, if the Merger closes before the opening of trading in Citrix common stock and LMI common stock on the NASDAQ Global Select Market on the closing date), there will be two markets in Citrix common stock on the NASDAQ Global Select Market: a “regular way” market and an “ex-distribution” market.

If a Citrix stockholder sells shares of Citrix common stock in the “regular way” market under the ticker symbol “CTXS” during this time period, that Citrix stockholder will be selling both his shares of Citrix common stock and the right (represented by a “due-bill”) to receive shares of GetGo common stock in the Distribution that will be converted into shares of LMI common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger. Citrix stockholders should consult their brokers before selling their shares of Citrix common stock in the “regular way” market during this time period to be sure they understand the effect of NASDAQ’s “due-bill” procedures. The “due-bill” process is not managed, operated or controlled by Citrix or LMI.

If a Citrix stockholder sells shares of Citrix common stock in the “ex-distribution” market during this time period, that Citrix stockholder will be selling only his shares of Citrix common stock, and will retain the right to receive shares of GetGo common stock in the Distribution that will be converted into shares of LMI common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger. It is currently expected that “ex-distribution” trades of Citrix common stock will settle within three business days after the closing date of the Merger and that if the Merger is not completed all trades in this “ex-distribution” market will be cancelled.

After the closing date of the Merger, shares of Citrix common stock will no longer trade in this “ex-distribution” market, and shares of Citrix common stock that are sold in the “regular way” market will no longer reflect the right to receive shares of GetGo common stock in the Distribution that will be converted into shares of LMI common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger.

Q:	May Citrix stockholders sell the shares of LMI common stock which they are entitled to receive in the Merger prior to receiving those shares of LMI common stock?

A:	It is currently expected that beginning two business days before the record date to be established for the Distribution, and continuing through the closing date of the Merger (or the previous business day, if the Merger closes before the opening of trading in Citrix common stock and LMI common stock on the NASDAQ Global Select Market on the closing date), there will be two markets in LMI common stock on the NASDAQ Global Select Market: a “regular way” market and a “when issued” market.

The “regular way” market will be the regular trading market for issued shares of LMI common stock under the ticker symbol “LOGM.”

The “when issued” market will be a market for the shares of LMI common stock that will be issued to Citrix stockholders at the closing of the Merger. If a Citrix stockholder sells shares of LMI common stock in the “when issued” market during this time period, that Citrix stockholder will be selling his right to receive shares of GetGo common stock in the Distribution that will be converted into shares of LMI common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger. It is currently expected that “when issued” trades of LMI common stock will settle within three business days after the closing date of the Merger and that if the Merger is not completed, all trades in this “when issued” market will be cancelled. After the closing date of the Merger, shares of LMI common stock will no longer trade in this “when issued” market.

Q:	Are Citrix stockholders required to do anything?

A:	Citrix stockholders are not required to take any action to approve the Separation, the Distribution or the Merger. Citrix is not asking its stockholders for a proxy, and Citrix stockholders are requested not to send a proxy to Citrix. However, Citrix stockholders should carefully read this proxy statement/prospectus-information statement, which contains important information about the Separation, the Distribution, the Merger, the GoTo Business and LMI. After the Merger, LMI will mail to holders of Citrix common stock who are entitled to receive shares of LMI common stock pursuant to the Merger, book-entry statements evidencing their ownership of LMI common stock, cash payments in lieu of fractional shares (if any) and related tax information, and other information regarding their receipt of shares of LMI common stock.

CITRIX STOCKHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR SHARES OF CITRIX COMMON STOCK IN THE DISTRIBUTION OR THE MERGER AND THEY SHOULD NOT RETURN THEIR CITRIX STOCK CERTIFICATES. THE TRANSACTIONS WILL NOT RESULT IN ANY CHANGE IN CITRIX STOCKHOLDERS’ OWNERSHIP OF CITRIX COMMON STOCK FOLLOWING THE MERGER.

SUMMARY

This summary, together with the sections titled “Questions and Answers About the Transactions,” “Questions and Answers for LMI Stockholders” and “Questions and Answers for Citrix Stockholders” immediately preceding this summary, provide a summary of the material terms of the Separation, the Distribution and the Merger. These sections highlight selected information contained in this proxy statement/prospectus-information statement and may not include all the information that is important to you. To better understand the proposed Separation, the Distribution and the Merger, and the risks related to the Transactions, and for a more complete description of the legal terms of the Separation, the Distribution and the Merger, you should read this entire proxy statement/prospectus-information statement carefully, including the annexes, as well as those additional documents to which we refer you. See also “Where You Can Find Additional Information; Incorporation By Reference.”

The Companies (See “Information About Merger Sub and LMI,” “Information About Citrix,”, and “Information About the GoTo Business” beginning on page 140)

LogMeIn, Inc.

320 Summer Street

Boston, Massachusetts 02210

Telephone: (781) 638-9050

LMI, a Delaware corporation, is a leading provider of cloud-based solutions that enable people and companies to connect and engage with their workplace, colleagues, customers and products anywhere, anytime. LMI’s services are focused on high growth markets such as Identity and Access Management, Collaboration and the Internet of Things and are delivered via the cloud as hosted services, commonly called software-as-a-service, or SaaS.

Lithium Merger Sub, Inc.

c/o LogMeIn, Inc.

320 Summer Street

Boston, Massachusetts 02210

Telephone: (781) 638-9050

Merger Sub, a wholly owned subsidiary of LMI, was organized in the State of Delaware on July 22, 2016 for the purposes of merging with and into GetGo in the Merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement. For more information on Merger Sub, see “Information About Merger Sub and LMI.”

Citrix is a Delaware corporation founded on April 17, 1989. Citrix develops and sells products and services that enable the secure and reliable delivery of applications and data over public, private or hybrid clouds or networks, to virtually any type of device. For 27 years, Citrix has innovated and delivered products consistent with a vision of a workplace where people can securely and easily collaborate across boundaries of time, place and device, creating better business outcomes, improving productivity, and making businesses far more agile and responsive to change—both in information technology change as well as business change. Citrix markets and licenses its products directly to customers, over the Web, and through systems integrators, in addition to indirectly through value-added resellers, value-added distributors, original equipment manufacturers, and service providers. For more information on Citrix, see “Information About Citrix.”

GetGo, Inc.

7414 Hollister Avenue

Goleta, California 93117

Telephone: (805) 690-6400

GetGo was formed on March 31, 2016 to own and operate Citrix’s GoTo Business. The service offerings of the GoTo Business are delivered entirely as cloud-based software-as-a-service, and include collaboration and engagement tools such as GoToMeeting and GoToWebinar, business voice solutions such as Grasshopper, and remote access and support tools such as GoToMyPC and GoToAssist. These service offerings are platform agnostic, working across all leading desktop and mobile platforms and devices. In connection with the Transactions, Citrix will cause specified assets and liabilities used in the GoTo Business to be conveyed to GetGo and then distribute pro rata all of the shares of GetGo common stock to Citrix stockholders. Each share of GetGo common stock will be converted into the right to receive one share of LMI common stock pursuant to the Merger. For more information on the GoTo Business, see “Information About the GoTo Business.”

The Transactions (See “The Transactions” beginning on page 61)

On July 26, 2016, LMI and Citrix announced that they had entered into a Merger Agreement pursuant to which LMI will combine with Citrix’s GoTo Business through the Merger on the terms and conditions set forth therein. As a result of and immediately following the transactions contemplated by the Merger Agreement, Citrix equityholders as of the record date of the Distribution are expected to own approximately 50.1% of LMI common stock after the Merger, and current LMI equityholders are expected to own approximately 49.9% of LMI common stock after the Merger, in each case, on a fully diluted basis. Citrix stockholders will retain the shares of Citrix common stock that they held prior to the Merger.

In connection with the Transactions, LMI, Citrix and GetGo have entered into a Separation Agreement to effect the Separation and Distribution and have or will enter into several other agreements to provide a framework for their relationship after the Distribution and the Merger. These agreements provide for the allocation between Citrix, on the one hand, and GetGo and LMI, on the other hand, of certain assets, liabilities and obligations related to the GoTo Business and will govern the relationship between Citrix, GetGo and LMI after the Distribution and the Merger (including with respect to employee matters, intellectual property rights and tax matters). In connection with the transactions contemplated by the Separation Agreement:

(1)	GetGo and Citrix will enter into a Transition Services Agreement, pursuant to which each party will, on a transitional basis, provide the other party with certain support services and other assistance after the Distribution and Merger;

(2)	LMI, GetGo and Citrix have entered into a Tax Matters Agreement, providing for, among other things, the allocation between Citrix, on the one hand, and GetGo and LMI, on the other hand, of certain tax assets and obligations;

(3)	LMI, GetGo and Citrix will enter into an Intellectual Property License Agreement, which we refer to as the IP License Agreement, pursuant to which Citrix will grant GetGo a non-exclusive license to certain intellectual property owned by Citrix and its subsidiaries and related to the GoTo Business, and GetGo will grant Citrix a non-exclusive license to certain intellectual property owned by GetGo and its subsidiaries; and

(4)	LMI, GetGo and Citrix will enter into an Employee Matters Agreement, which will govern, among other things, Citrix, GetGo and LMI’s obligations with respect to current and former employees of the GoTo Business.

In addition, in connection with the Merger, LMI and Citrix will enter into an agreement regarding an unsecured revolving credit facility, which we refer to as the Loan Agreement, pursuant to which Citrix will provide LMI with a line of credit of up to $25 million for the two-year period following the consummation of the Transactions.

For a more complete discussion of the agreements related to the Transactions, see “The Transaction Agreements” and “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Overview (See “The Transactions—Transaction Sequence” beginning on page 61)

Below is a step-by-step list illustrating the sequence of material events relating to the Separation, the Distribution and the Merger. Each of these events is discussed in more detail elsewhere in this proxy statement/prospectus-information statement. LMI and Citrix anticipate that the Separation, Distribution and Merger will occur in the following order:

Step 1: At or prior to the date of the Distribution, referred to as the Distribution Date, as part of the Separation, Citrix, GetGo and certain of each of their subsidiaries will engage in a series of steps, which may include transfers of securities, formation of new entities or other actions, to effect an internal reorganization. The internal reorganization is referred to as the Reorganization.

Step 2: On the Distribution Date, to the extent not previously effected pursuant to the Reorganization, (a) Citrix and certain Citrix subsidiaries will transfer to GetGo or a GetGo designee certain assets related to the GoTo Business and certain liabilities related to the GoTo Business, and (b) GetGo and certain GetGo subsidiaries will transfer to Citrix or a Citrix designee assets excluded from the GoTo Business and liabilities excluded from the GoTo Business. The separation of the GoTo Business from the other businesses of Citrix pursuant to the Separation Agreement is referred to as the Separation.

Step 3: Following the Separation in Step 2, Citrix will distribute shares of GetGo common stock to the stockholders of Citrix, referred to as the Distribution. Citrix will effect the Distribution by distributing on a pro rata basis all of the shares of GetGo common stock it holds to Citrix stockholders entitled to shares of GetGo common stock in the Distribution as of the record date of the Distribution. Citrix will deliver the shares of GetGo common stock to the exchange agent, who will hold such shares for the benefit of Citrix stockholders.

Step 4: Immediately following the Distribution, Merger Sub will merge with and into GetGo, with GetGo being the surviving corporation of the Merger as a wholly owned subsidiary of LMI. In the Merger, each share of GetGo common stock held by Citrix stockholders will be automatically converted into the right to receive one share of LMI common stock. Citrix equityholders are expected to collectively own approximately 50.1% of the shares of LMI common stock on a fully diluted basis after the Merger, and LMI equityholders immediately prior to the Merger are expected to collectively own approximately 49.9% of the shares of LMI common stock on a fully diluted basis after the Merger.

Step 5: The exchange agent will distribute to Citrix stockholders entitled to shares of GetGo common stock in the Distribution shares of LMI common stock in the form of a book-entry authorization and cash in lieu of fractional shares (if any) in accordance with the terms of the Merger Agreement.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure of the parties to the Transactions, the corporate structure of the parties immediately following the Distribution but before the Merger, and the final corporate structure immediately following the consummation of the Merger.

The Separation and the Distribution (See “The Transactions—The Separation and Distribution” beginning on page 63)

As part of the Separation and immediately prior to the Distribution, to the extent not previously effected pursuant to the Reorganization, (a) Citrix and certain Citrix subsidiaries will transfer to GetGo or a GetGo designee certain assets related to the GoTo Business and certain liabilities related to the GoTo Business, and (b) GetGo and certain GetGo subsidiaries will transfer to Citrix or a Citrix designee certain assets excluded from the GoTo Business and certain liabilities excluded from the GoTo Business, in order to separate the GoTo Business from Citrix’s other businesses prior to the Distribution.

After the Separation and immediately prior to the Merger, Citrix will distribute all of the shares of GetGo common stock it holds to the Citrix stockholders as of the record date of the Distribution on a pro rata basis. Citrix will effect the Distribution by delivering the shares of GetGo common stock to the exchange agent. The exchange agent will hold such shares for the benefit of Citrix stockholders that are entitled to shares of GetGo common stock pending the effective time of the Merger and the automatic conversion of such shares of GetGo common stock into shares of LMI common stock. After the Distribution, Citrix will not own any shares of GetGo common stock.

Conditions to the Separation and the Distribution (See “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution” beginning on page 126)

The obligation of Citrix to consummate the Distribution is subject to the satisfaction or waiver by Citrix (to the extent permitted by applicable law) in accordance with the Merger Agreement of each of the conditions to the obligations of the parties to the Merger Agreement to consummate the Merger and effect the other transactions contemplated by the Merger Agreement. The parties have agreed that the Distribution will occur on the same date as the closing of the Merger.

The Merger; Merger Consideration (See “The Transactions—The Merger” beginning on page 63)

Pursuant to the Merger Agreement, immediately after the Distribution, Merger Sub will merge with GetGo and GetGo will survive the Merger as a wholly owned subsidiary of LMI. After the Merger, LMI will continue to be a separately traded public company and will own and operate the combined businesses of LMI and the GoTo Business.

At the effective time of the Merger, each issued and outstanding share of GetGo common stock (except for shares held as treasury stock, which will be cancelled) will be automatically converted into the right to receive one share of LMI common stock. The conversion set forth in the Merger Agreement, after giving effect to the issuance of GetGo shares to Citrix under the Separation Agreement and the distribution of GetGo shares to the stockholders of Citrix in the Distribution, is expected to result in Citrix equityholders collectively holding approximately 50.1% of the shares of LMI common stock on a fully diluted basis immediately following the Merger. It is currently estimated that Citrix equityholders will be entitled to receive approximately 27.6 million shares of LMI common stock pursuant to the Merger. This number includes an estimated 0.7 million shares of LMI common stock that may be issued following the Merger upon settlement of LMI restricted stock units to be granted to GetGo employees in substitution for outstanding Citrix restricted stock units in connection with the Merger.

Pursuant to an adjustment provision in the Merger Agreement, in the event that Citrix would be unable to receive the Distribution Tax Opinion or the Citrix Merger Tax Opinion, or LMI would be unable to receive and provide a copy to Citrix of the LMI Merger Tax Opinion (each as defined in “U.S. Federal Income Tax Consequences of the Distribution and Merger” beginning on page 95) because the percentage of outstanding shares of LMI common stock to be received by stockholders of GetGo with respect to GetGo common stock that was not acquired directly or indirectly pursuant to a plan (or series of related transactions) which includes the Distribution (within the meaning of Section 355(e) of the Code), which we refer to as Qualified GetGo Common Stock, would be less than 50.1% of all outstanding LMI common stock (determined before any adjustment pursuant to this provision), then the aggregate number of shares of LMI common stock into which the shares of GetGo common stock will automatically be converted in the Merger may be increased such that the number of shares of LMI common stock to be received by stockholders of GetGo with respect to Qualified GetGo Common

Stock will equal 50.1% of all outstanding shares of LMI common stock. As a result of the adjustment provision, it is possible that LMI could be required to issue additional shares of LMI common stock pursuant to the Merger. However, it is not currently expected that this adjustment provision will be triggered in the Merger. The adjustment mechanism is subject to the requirements that:

(1)	prior to an adjustment, Citrix must first provide notice to LMI describing in detail the reasons for the adjustment and must consider in good faith comments provided by LMI; and

(2)	in certain cases the target amount of cash and cash equivalents required to be on hand at GetGo at the effective time of the Merger will be increased by an amount equal to $63.92 multiplied by the number of additional shares of LMI common stock to be issued pursuant to the adjustment.

No fractional shares of LMI common stock will be issued pursuant to the Merger. All fractional shares of LMI common stock that a Citrix stockholder entitled to shares of GetGo common stock in the Distribution would otherwise be entitled to receive as a result of the Merger will be aggregated by the exchange agent selected by Citrix, and the exchange agent will cause the whole shares obtained by such aggregation to be sold in the open market or otherwise at then-prevailing market prices no later than five business days after the Distribution. The exchange agent will make available the net proceeds of the sale, after deducting any required withholding taxes and agent fees, on a pro rata basis, without interest, as soon as practicable following the Merger to those Citrix stockholders entitled to shares of GetGo common stock in the Distribution that would otherwise be entitled to receive such fractional shares of LMI common stock pursuant to the Merger.

Conditions to the Merger (See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger” beginning on page 118)

As more fully described in this proxy statement/prospectus-information statement and in the Merger Agreement, each of LMI’s, Merger Sub’s, Citrix’s and GetGo’s obligations to effect the Merger are subject to the satisfaction, or to the extent permitted by law, waiver, of the following conditions, which we refer to as the Joint Conditions to the Merger:

•	the consummation in all material respects of the Reorganization, the Separation and the Distribution in accordance with the Separation Agreement;

•	the effectiveness of the registration statement of LMI and the registration statement of GetGo and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto;

•	the approval for listing on the NASDAQ Global Select Market of the shares of LMI common stock to be issued in the Merger;

•	the approval by LMI stockholders of the Share Issuance;

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act;

•	consent of the FCC and certain other state communications authorities; and

•	the absence of any law or order by a governmental authority that enjoins or makes illegal the consummation of the Reorganization, the Distribution or the Merger.

LMI’s and Merger Sub’s obligations to effect the Merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance or compliance in all material respects by Citrix and GetGo of all covenants required to be complied with or performed by them on or prior to the effective time of the Merger under the Merger Agreement;

•	the truthfulness and correctness in all material respects of Citrix’s representations and warranties with respect to corporate existence and power and authority, corporate organization, approvals, certain subsidiaries and brokers as of the date of the Merger;

•	the truthfulness and correctness in all respects of Citrix’s representations and warranties with respect to the capital stock of GetGo as of the date of the Merger (except for de minimis deviations);

•	the truthfulness and correctness in all respects of all other representations and warranties made by Citrix in the Merger Agreement (without giving effect to any materiality, material adverse effect or similar qualifiers) as of the date of the Merger (except for certain representations and warranties that by their terms address matters only as of a specified date, which are to be true and correct only as of such specified date), except as would not have a material adverse effect on the GoTo Business;

•	the receipt by LMI of a legal opinion regarding certain tax matters in connection with the Merger from LMI’s tax counsel, and copies of legal opinions received by Citrix from Citrix’s tax counsel regarding certain tax matters in connection with the Distribution and the Merger;

•	execution and delivery of the Loan Agreement by Citrix;

•	the execution and delivery by Citrix of a certificate stating that the interests of GetGo are not U.S. real property interests for purposes of certain U.S. Treasury regulations; and

•	the entry by Citrix and GetGo into all other applicable documents relating to the Transactions, and performance in all material respects of all covenants thereunder to be performed or complied with prior to the closing of the Merger.

Citrix’s and GetGo’s obligations to effect the Merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance or compliance in all material respects by LMI of all covenants required to be complied with or performed by it on or prior to the effective time of the Merger under the Merger Agreement;

•	the truthfulness and correctness in all material respects of LMI’s representations and warranties with respect to corporate existence and power and authority, corporate organization, approvals and brokers as of the date of the Merger;

•	the truthfulness and correctness in all respects of LMI’s representations and warranties with respect to the capital stock of LMI as of the date of the Merger (except for de minimis deviations);

•	the truthfulness and correctness in all respects of all other representations and warranties made by LMI in the Merger Agreement (without giving effect to any materiality, material adverse effect or similar qualifiers) as of the date of the Merger (except for certain representations and warranties that by their terms address matters only as of a specified date, which are to be true and correct only as of such specified date), except as would not have a material adverse effect on LMI;

•	the receipt by Citrix of legal opinions from Citrix’s tax counsel regarding certain tax matters in connection with the Distribution and the Merger, and a copy of a legal opinion received by LMI from LMI’s tax counsel regarding certain tax matters in connection with the Merger; and

•	the entry by LMI and Merger Sub into all applicable other documents related to the Transaction, and performance in all material respects of all covenants thereunder to be performed or complied with prior to the closing of the Merger.

Voting by LMI Directors and Executive Officers (See “The LMI Special Meeting—Voting by LMI Directors and Executive Officers” beginning on page 59)

At the close of business on the record date for LMI’s special meeting, LMI directors and executive officers and their affiliates were entitled to vote approximately [●]% of the shares of LMI common stock outstanding on the record date. In addition, the Chairman of the LMI Board of Directors, who owns more than 3% of the currently outstanding LMI common stock, has entered into a voting agreement with Citrix in connection with the Merger Agreement in which he agreed to vote all shares of LMI common stock held by him in favor of the Share Issuance and the Charter Amendment. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Voting Agreement.” LMI currently expects that all LMI directors and executive officers will vote their shares in favor of the Share Issuance, the Charter Amendment, the Plan Amendment and the meeting adjournment proposal.

No vote of Citrix stockholders is required in connection with the Transactions, and the only vote required with respect to GetGo is by Citrix as its sole stockholder, which stockholder approval has been obtained. No directors, executive officers or affiliates of GetGo or Citrix will have voting rights in connection with the Transactions with respect to their ownership of any Citrix common stock or GetGo common stock.

Opinion of LMI’s Financial Advisor (See “The Transactions—Opinion of LMI’s Financial Advisor” beginning on page 79)

LMI has retained RBC Capital Markets, LLC, referred to as RBC Capital Markets, as its financial advisor in connection with the Merger. As part of this engagement, RBC Capital Markets delivered a written opinion, dated July 26, 2016, to the LMI Board as to the fairness, from a financial point of view and as of such date, to LMI of the aggregate merger consideration to be paid by LMI pursuant to the Merger Agreement. For purposes of RBC Capital Markets’ analyses and opinion, the term aggregate merger consideration refers to the 26,868,269 shares of LMI common stock issuable in the Merger in exchange for all outstanding shares of GetGo common stock. The full text of RBC Capital Markets’ written opinion, dated July 26, 2016, is attached as Annex A to this proxy statement/prospectus-information statement and is incorporated by reference herein and sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. RBC Capital Markets delivered its opinion to the LMI Board for the benefit, information and assistance of the LMI Board (in its capacity as such) in connection with its evaluation of the proposed merger. RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, to LMI of the aggregate merger consideration to be paid by LMI pursuant to the Merger Agreement (to the extent expressly specified in such opinion) and did not in any way address any related transactions or other terms, conditions, implications or other aspects of the Merger. RBC Capital Markets’ opinion also did not address the underlying business decision of LMI to engage in the Merger or any related transactions or the relative merits of the Merger or any related transactions compared to any alternative business strategy or transaction that may be available to LMI or in which LMI might engage. RBC Capital Markets does not express any opinion and does not make any recommendation to any stockholder as to how such stockholder should vote or act with respect to any proposal to be voted upon in connection with the Merger, any related transactions or otherwise.

Board of Directors and Management of LMI After the Merger (See “The Transactions – Board of Directors and Executive Officers of LMI Following the Merger; Operations Following the Merger” beginning on page 90)

Immediately following the Merger, the number of directors comprising the LMI Board of Directors will consist of nine directors, including five of the current directors on the LMI Board of Directors and four individuals designated by Citrix and satisfactory to LMI. The Citrix director designees will be assigned to

Class I, Class II and Class III of the LMI Board of Directors. The Citrix director designees are currently expected to be Robert Calderoni, Jesse Cohn, Peter Sacripanti and David Henshall. However, the appointment of Jesse Cohn to the LMI Board of Directors is conditioned upon the execution of a Cooperation Agreement by Elliott International Capital Advisors Inc. and certain of its affiliates, the form of which is attached to the Merger Agreement. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Cooperation Agreement.”

Interests of Certain Persons in the Merger (See “The Transactions—Interests of Certain Persons” on page 91)

Certain of LMI’s directors and executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of LMI’s stockholders generally. The members of the LMI Board of Directors were aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Transactions, including the Share Issuance and the Merger, and in recommending to LMI’s stockholders that they vote to approve the Share Issuance. As of September 1, 2016, LMI’s directors and executive officers beneficially owned approximately 4.8% of the outstanding shares of LMI’s common stock.

The compensation committee of the LMI Board of Directors will continue to oversee LMI’s executive compensation program and approve all executive compensation decisions after the Merger. LMI’s compensation committee is expected to review its executive compensation program with respect to the executive officers of LMI after the Merger but has not yet made any determinations with respect to the compensation of those officers following the Merger.

As with all Citrix stockholders, if a director or executive officer of GetGo owns shares of Citrix common stock on the record date for the Distribution, such person will participate in the Distribution and the Merger on the same terms as other Citrix stockholders. All of GetGo’s outstanding common stock is currently owned directly by Citrix. None of GetGo’s directors or executive officers, other than Christopher Hylen, Citrix’s Senior Vice President and General Manager of the GoTo Business, will receive any severance or other compensation as a result of the Merger.

Risk Factors (See “Risk Factors” beginning on page 32)

LMI stockholders and Citrix stockholders should carefully consider the matters described in the section “Risk Factors,” as well as other information included in this proxy statement/prospectus-information statement and the other documents to which they have been referred.

Regulatory Approvals (See “The Transactions—Regulatory Approvals” beginning on page 92)

Under the HSR Act and related rules, the Merger may not be completed until the parties have filed notification and report forms with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice, which we refer to as the Antitrust Division, and observed a specified statutory waiting period. LMI and Citrix filed the requisite notification and report forms with the U.S. Federal Trade Commission and Antitrust Division on August 9, 2016. LMI withdrew and refiled the notification and report forms on September 8, 2016 in order to provide the U.S. Federal Trade Commission and Antitrust Division additional time to review the transaction.

Under the Communications Act of 1934, as amended, or the Communications Act, the Merger may not be completed unless the FCC approves the transfer of control of authorizations of certain Citrix subsidiaries to LMI. In connection with such approval, the FCC must determine whether LMI is qualified to control the FCC authorizations and whether such transfer of control is consistent with the Communications Act and FCC rules and would serve the public interest, convenience and necessity. The application for FCC consent to the transaction was filed on August 12, 2016.

In addition, the Transactions require the approval of certain state public utility commissions or similar state authorities that have jurisdiction over authorizations to provide telecommunications services held by Grasshopper Group, LLC, Citrix Communications LLC, and Citrix Communications Virginia LLC, which we refer to as the Citrix Telecommunications Subsidiaries. As a general matter, those state commissions, consistent with their states’ laws, must determine whether LMI is qualified to control the state authorizations and whether the transfer of control of such authorizations is consistent with the public interest, convenience and necessity. With respect to the state approvals, Citrix and LMI have agreed that satisfaction of the relevant closing condition requires evidence of consent, approval, or other authorization, if required, from state commissions covering not less than 90% of the aggregate number of audio service subscribers of the Citrix Telecommunications Subsidiaries.

Termination (See “The Transaction Agreements—The Merger Agreement—Termination” beginning on page 119)

The Merger Agreement may be terminated prior to the completion of the Merger by the written consent of Citrix and LMI. In addition, subject to specified qualifications and exceptions, either Citrix or LMI may terminate the Merger Agreement prior to the completion of the Merger if:

•	the Merger has not been consummated on or prior to July 26, 2017 (subject to extension to October 26, 2017 under certain circumstances if all of the closing conditions have been satisfied or waived except for the conditions related to competition law approvals, communications law approvals or absence of governmental orders prohibiting the Merger), which we refer to as the Termination Date;

•	any governmental authority has issued an order, decree or ruling or taken any other action permanently enjoining the Transactions, and such order, decree, ruling or other action has become final and nonappealable; or

•	LMI’s stockholders fail to approve the Share Issuance at the special meeting of LMI’s stockholders (including any adjournment, continuation or postponement thereof).

In addition, subject to specified qualifications and exceptions, Citrix may terminate the Merger Agreement if:

•	LMI has breached any representation, warranty, covenant or agreement in the Merger Agreement that would cause the Joint Conditions to the Merger or the conditions to Citrix’s obligation to consummate the Merger described above not to be satisfied, and such breach is not cured by the earlier of 30 days after notice of the breach and the Termination Date, or is incapable of cure prior to the Termination Date;

•	the LMI Board of Directors withdraws, qualifies or modifies its recommendation that LMI stockholders vote in favor of the Share Issuance, makes a public statement inconsistent with such recommendation or approves, recommends or publicly proposes to approve certain alternative transactions (each of such actions is referred to as a Change in Recommendation); provided that such termination must be elected by Citrix within 30 days of receiving notice from LMI of a Change in Recommendation if such change is in connection with certain other transactions, such as a merger, share exchange, sale, license or tender offer involving LMI, referred to as a Competing Parent Transaction;

•	LMI fails to include in this proxy statement/prospectus-information statement the recommendation of the LMI Board of Directors that its stockholders approve the Share Issuance;

•	LMI has failed to convene a meeting of LMI’s stockholders for the purpose of voting on the Share Issuance at least 60 days prior to the Termination Date; or

•	LMI has failed to comply in all material respects with its obligations under the Merger Agreement relating to non-solicitation of Competing Parent Transactions.

In addition, subject to specified qualifications and exceptions, LMI may terminate the Merger Agreement if Citrix or GetGo has breached any representation, warranty, covenant or agreement in the Merger Agreement that would cause the Joint Conditions to the Merger or the conditions to LMI’s obligation to consummate the Merger described above not to be satisfied, and such breach is not cured by the earlier of 30 days after notice of the breach and the Termination Date, or is incapable of cure prior to the Termination Date.

In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability on the part of any party except as described below under “—Termination Fee and Expenses Payable in Certain Circumstances,” provided that nothing in the Merger Agreement will relieve any party of liability for fraud committed prior to such termination or for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

Termination Fee and Expenses Payable in Certain Circumstances (See “The Transaction Agreements—The Merger Agreement—Termination Fee and Expenses Payable in Certain Circumstances” beginning on page 120)

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, LMI is required to pay Citrix a termination fee of $62.0 million. The circumstances under which this termination fee would be payable include:

•	if Citrix terminates the Merger Agreement following a Change in Recommendation by the LMI Board of Directors;

•	if Citrix terminates the Merger Agreement because LMI has failed to include the LMI Board Recommendation in this proxy statement/prospectus-information statement;

•	if Citrix terminates the Merger Agreement because LMI breached its obligation to hold a special meeting of LMI stockholders to vote on the Share Issuance proposal at least 60 days prior to the Termination Date; and

•	if Citrix terminates the Merger Agreement because LMI has failed to comply in all material respects with its obligations under the Merger Agreement with respect to non-solicitation of Competing Parent Transactions.

In addition, if the Merger Agreement is terminated under any of the circumstances listed below, (1) prior to the termination of the Merger Agreement, a Competing Parent Transaction is publicly announced or otherwise communicated to the LMI Board or management and not withdrawn and (2) within twelve months of the termination of the Merger Agreement LMI enters into a definitive agreement with respect to a Competing Parent Transaction or consummates a Competing Parent Transaction (whether or not the applicable Competing Parent Transaction is the same as the original Competing Parent Transaction publicly announced or communicated), then LMI must pay Citrix the Termination Fee, less any expenses previously reimbursed by LMI:

•	if the Merger Agreement is terminated by Citrix or LMI because the transactions contemplated by the Merger Agreement have not been consummated prior to the Termination Date;

•	if the Merger Agreement is terminated by either Citrix or LMI after the failure to obtain approval from LMI stockholders of the Share Issuance at the special meeting of LMI’s stockholders; or

•	if the Merger Agreement is terminated by Citrix because LMI has committed an uncured or incurable breach of any representation, warranty, covenant or agreement in the Merger Agreement such that the conditions to the closing of the Merger would not be satisfied.

If the Merger Agreement is terminated because LMI’s stockholders fail to approve the Share Issuance at the meeting of LMI stockholders, LMI will otherwise be required to reimburse Citrix in cash for certain out-of-pocket fees and expenses incurred by Citrix in connection with the Transactions, up to a maximum of $10.0 million in the aggregate.

Except for expenses in connection with the termination of the Merger Agreement, which are discussed immediately above, the Merger Agreement provides that each party will pay all of its own fees and expenses, whether or not the Merger is completed.

No Dissenters’ or Appraisal Rights (See “The Transactions—Rights of Appraisal” beginning on page 94)

Neither LMI nor Citrix stockholders have appraisal rights under Delaware law in connection with the Separation, the Distribution or the Merger.

U.S. Federal Income Tax Consequences of the Distribution and Merger (See “U.S. Federal Income Tax Consequences of the Distribution and Merger” beginning on page 95)

Citrix stockholders are not expected to recognize any gain or loss as a result of the Distribution and the Merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of LMI common stock pursuant to the Merger. Citrix is not expected to recognize any gain or loss as a result of the Distribution and Merger, except for taxable income or gain possibly arising as a result of certain internal reorganization transactions undertaken prior to or in anticipation of the Distribution.

Accounting Treatment of the Merger (See “The Transactions—Accounting Treatment of the Merger” beginning on page 93)

Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (LMI in this case) is generally the accounting acquirer; however, all pertinent facts and circumstances must be considered.

LMI’s management has determined that LMI represents the accounting acquirer in this combination based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to this transaction. As a result, LMI will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of the GoTo Business upon consummation of the Merger. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, and recording goodwill for the excess of the purchase price over the aggregate fair value of the identifiable assets acquired and liabilities assumed.

Summary Historical Combined Financial Data of the GoTo Business

The following tables set forth summary historical combined financial data of the GoTo Business. The summary combined statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the summary combined balance sheet data as of December 31, 2014 and 2015 have been derived from the audited combined financial statements of the GoTo Business, which are included elsewhere in this proxy statement/prospectus-information statement. The summary combined statement of operations data for the six months ended June 30, 2015 and 2016 and the combined balance sheet data as of June 30, 2016 have been derived from the unaudited combined condensed financial statements of the GoTo Business, which are included elsewhere in this proxy statement/prospectus-information statement. The historical combined financial statements of the GoTo Business reflect the business as it was operated within Citrix. The historical results of the GoTo Business are not necessarily indicative of results that should be expected in the future, and the results for the six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the full year ending December 31, 2016. This information is only a summary, and you should read it in conjunction with the combined financial statements of the GoTo Business and related notes included elsewhere in this proxy statement/prospectus-information statement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the GoTo Business” and “Selected Historical Combined Financial Data of the GoTo Business.”

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(In thousands)
Combined Statement of Operations Data:
Net revenues	$540,491	$579,792	$629,440	$300,523	$335,898
Cost of net revenues:
Cost of net revenues	106,644	123,401	138,637	66,593	78,023
Amortization of product related intangibles	4,369	4,235	3,953	1,353	2,582

Total cost of net revenues	111,013	127,636	142,590	67,946	80,605

Gross margin	429,478	452,156	486,850	232,577	255,293

Operating expenses:
Research and development	62,938	71,732	90,882	42,945	50,732
Sales, marketing and services	219,075	207,903	201,112	97,495	113,936
General and administrative	48,907	61,438	75,277	33,151	51,261
Amortization of other intangible assets	4,039	3,994	11,254	3,377	7,138
Restructuring	—	6,332	1,750	609	945
Separation	—	—	—	—	11,626

Total operating expenses	334,959	351,399	380,275	177,577	235,638

Income from operations	94,519	100,757	106,575	55,000	19,655
Interest expense	—	5,194	8,484	4,261	4,497
Other income (expense), net	(209)	847	(389)	(2,727)	118

Income before income taxes	94,310	96,410	97,702	48,012	15,276
Income tax expense	(32,107)	(33,106)	(26,658)	(13,872)	(4,305)

Net income	$62,203	$63,304	$71,044	$34,140	$10,971

	As of December 31,		As of June 30, 2016
	2014	2015
	(In thousands)
Combined Balance Sheet Data:
Cash	$34,934	$55,414	$63,955
Total assets	488,321	661,973	663,766
Deferred revenue, including long-term portion	112,608	115,002	119,884
Total liabilities	169,408	177,681	181,212
Total equity	318,913	484,292	482,554

Summary Historical Consolidated Financial Data of LMI

The following tables set forth summary historical consolidated financial data of LMI. The summary consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the summary consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from the audited consolidated financial statements of LMI included in LMI’s most recent Annual Report on Form 10-K, which is incorporated by reference into this proxy statement/prospectus-information statement. The summary consolidated balance sheet data as of December 31, 2013 has been derived from LMI’s audited consolidated financial statements not included in or incorporated by reference into this proxy statement/prospectus-information statement. The summary consolidated statement of operations data for the six months ended June 30, 2015 and 2016 and the consolidated balance sheet data as of June 30, 2016 have been derived from the unaudited condensed consolidated financial statements of LMI included in LMI’s most recent Quarterly Report on Form 10-Q, which is incorporated by reference into this proxy statement/prospectus-information statement. The unaudited condensed consolidated financial statements of LMI have been prepared on the same basis as the audited financial statements of LMI. In the opinion of LMI management, the unaudited condensed consolidated interim financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. The historical results of LMI are not necessarily indicative of results that should be expected in the future, and the results for the six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the full year ending December 31, 2016. This information is only a summary, and you should read it in conjunction with LMI’s consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in LMI’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, each of which is incorporated by reference into this proxy statement/prospectus-information statement. See also “Where You Can Find Additional Information; Incorporation by Reference.”

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$166,258	$221,956	$271,600	$125,943	$163,000
Cost of revenue	18,816	28,732	35,458	16,517	22,636

Gross profit	147,442	193,224	236,142	109,426	140,364

Operating expenses:
Research and development	29,023	33,516	42,597	19,379	29,410
Sales and marketing	88,794	119,508	138,946	68,990	83,905
General and administrative	29,181	30,526	33,034	15,314	21,656
Legal settlements	1,688	—	3,600	3,600	—
Amortization of acquired intangibles	682	987	1,916	558	2,740

Total operating expenses	149,368	184,537	220,093	107,841	137,711

Income (loss) from operations	(1,926)	8,687	16,049	1,585	2,653
Interest income	549	604	654	353	369
Interest expense	(2)	(2)	(574)	(151)	(759)
Other income (expense), net	(89)	105	1,389	1,520	(496)

Income (loss) before income taxes	(1,468)	9,394	17,518	3,307	1,767
Provision for income taxes	(6,214)	(1,439)	(2,960)	(547)	(334)

Net income (loss)	$(7,682)	$7,955	$14,558	$2,760	$1,433

Net income (loss) per share:
Basic	$(0.32)	$0.33	$0.59	$0.11	$0.06
Diluted	$(0.32)	$0.31	$0.56	$0.11	$0.06
Weighted average shares outstanding:
Basic	24,351	24,385	24,826	24,620	25,144
Diluted	24,351	35,386	25,780	25,615	25,841

	As of December 31,			As of June 30, 2016
	2013	2014	2015
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$189,556	$201,169	$208,427	$225,397
Total assets	279,613	317,849	455,699	471,914
Deferred revenue, including long-term portion	85,163	105,250	136,989	163,891
Long-term debt	—	—	60,000	45,000
Total liabilities	112,274	144,005	247,888	266,843
Total equity	167,339	173,844	207,811	205,071

Summary Unaudited Pro Forma Combined Financial Data of LMI and the GoTo Business

The following summary unaudited pro forma combined financial data present the pro forma financial position and results of operations of LMI based on the historical financial statements of LMI and the GoTo Business, after giving effect to the Merger. The unaudited pro forma combined balance sheet data as of June 30, 2016 gives effect to the Merger as if it had occurred on June 30, 2016. The unaudited pro forma combined statement of operations data for the year ended December 31, 2015 and the six months ended June 30, 2016 gives effect to the Merger as if it had occurred on January 1, 2015. LMI will account for the Merger with the GoTo Business as an acquisition of the GoTo Business, with LMI being the accounting acquirer. The allocation of purchase consideration reflected in the unaudited pro forma combined financial information is preliminary and will be adjusted based on the fair value of purchase consideration on the Merger date and upon completion of LMI’s final valuations of the fair value of the assets acquired and liabilities assumed of the GoTo Business as of the Merger date. Although LMI believes the fair values assigned to the assets to be acquired and liabilities to be assumed reflected in the unaudited pro forma combined financial information are based on reasonable estimates and assumptions using currently available data, the results of the final allocation could be materially different from the preliminary allocation.

In addition, the unaudited pro forma combined statement of operations data for the year ended December 31, 2015 and the six months ended June 30, 2016 gives effect to the acquisition by LMI of Marvasol, Inc. (d/b/a LastPass) and the acquisition by the GoTo Business of Grasshopper Group, LLC as if those acquisitions had occurred on January 1, 2015.

The pro forma amounts in the tables below are presented for illustrative purposes only and do not indicate what the financial position or the results of operations of the combined company would have been had the Merger occurred as of the date or for the periods presented. The pro forma amounts also do not indicate what the financial position or results of operations of the combined company will be in the future.

This information is only a summary and has been derived from and should be read in conjunction with “Unaudited Pro Forma Combined Financial Information,” including the unaudited pro forma combined financial statements and related notes, which have been prepared in accordance with Article 11 of Regulation S-X. As a result, no adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies that LMI expects to result from the Merger.

This information should also be read in conjunction with “Selected Historical Combined Financial Data of the GoTo Business”, “Selected Historical Consolidated Financial Data of LMI”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the GoTo Business”, the consolidated financial statements of LMI and related notes in LMI’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, each of which is incorporated by reference into this proxy statement/prospectus-information statement, and the combined financial statements and related notes of the GoTo Business, which are included elsewhere in this proxy statement/prospectus-information statement.

The tax amounts reflected in the unaudited pro forma combined financial information are based on the assumption that the Distribution, followed by the Merger, are tax-free.

	Pro Forma
	Year Ended December 31, 2015	Six Months Ended June 30, 2016
	(In thousands, except per share data)
Combined Statement of Operations Data:
Revenue	$890,021	$497,999
Cost of revenue	187,012	111,424

Gross profit	703,009	386,575

Operating expenses:
Research and development	145,789	80,991
Sales and marketing	371,828	204,506
General and administrative	109,788	72,149
Legal settlements	3,600	—
Amortization of acquired intangibles	142,649	77,002
Restructuring	1,750	945
Separation	—	795

Total operating expenses	775,404	436,388

Loss from operations	(72,395)	(49,813)
Interest income	454	369
Interest expense	(9,889)	(5,256)
Other income (expense), net	980	(378)

Loss before income taxes	(80,850)	(55,078)
Benefit from income taxes	30,545	16,849

Net loss	$(50,305)	$(38,229)

Net loss per share:
Basic	$(0.97)	$(0.74)
Diluted	$(0.97)	$(0.74)
Weighted average shares outstanding:
Basic	51,695	52,012
Diluted	51,695	52,012

Pro Forma as of June 30, 2016
(In thousands)
Combined Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$237,701
Total assets	3,381,220
Deferred revenue, including long-term portion	245,592
Long-term debt	45,000
Total liabilities	748,414
Total equity	2,632,806

Summary Historical and Pro Forma Per Share Data

The summary below sets forth certain historical per share information for LMI and unaudited pro forma per share information of the combined company as if the GoTo Business and LMI had been combined as of and for the periods presented. The historical per share data of LMI as of and for the year ended December 31, 2015 has been derived from the audited consolidated financial statements of LMI included in LMI’s most recent Annual Report on Form 10-K, which is incorporated by reference into this proxy statement/prospectus-information statement. The historical per share data of LMI as of and for the six months ended June 30, 2016 has been derived from the unaudited condensed consolidated financial statements of LMI included in LMI’s most recent Quarterly Report on Form 10-Q, which is incorporated by reference into this proxy statement/prospectus-information statement. The unaudited pro forma combined per share data for the year ended December 31, 2015 and as of and for the six months ended June 30, 2016 has been derived from the unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus-information statement. See “Unaudited Pro Forma Combined Financial Information.” The pro forma amounts in the table below are presented for illustrative purposes only and are not necessarily indicative of what the financial position or the results of operations of the combined company would have been had the Merger occurred as of the date or for the period presented. The pro forma amounts also do not indicate what the financial position or results of operations of the combined company will be in the future. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies that LMI expects to result from the Merger.

	As of and for the Year Ended December 31, 2015		As of and for the Six Months Ended June 30, 2016
(shares in thousands)	Historical	Pro Forma	Historical	Pro Forma
Net income (loss) per share—Basic	$0.59	$(0.97)	$0.06	$(0.74)
Net income (loss) per share—Diluted	$0.56	$(0.97)	$0.06	$(0.74)
Weighted average common shares outstanding—Basic	24,826	51,695	25,144	52,012
Weighted average common shares outstanding—Diluted	25,780	51,695	25,841	52,012
Book value per share of common stock	$8.27	N/A	$8.10	$50.44
Dividends declared per share of common stock	$—	$—	$—	$0.50

Historical Market Price and Dividend Information of LMI Common Stock

LMI common stock currently trades on the NASDAQ Global Select Market under the ticker symbol “LOGM.” On July 25, 2016, the last trading day before the announcement of the Transactions, the closing price of LMI common stock was $65.31 per share. On September 6, 2016, the last practicable trading day for which information is available as of the date of this proxy statement/prospectus-information statement, the closing price of LMI common stock was $90.52 per share. The following table sets forth the high and low prices per share of LMI common stock on the NASDAQ Global Select Market for the periods indicated. For current price information, LMI and Citrix stockholders are urged to consult publicly available sources.

	LMI Common Stock
	High	Low
Year Ending December 31, 2016
Third Quarter (through September 6, 2016)	$91.72	$59.06
Second Quarter	$65.90	$47.36
First Quarter	$65.94	$35.00
Year Ended December 31, 2015
Fourth Quarter	$74.77	$64.65
Third Quarter	$75.42	$56.64
Second Quarter	$70.00	$54.56
First Quarter	$58.16	$45.06
Year Ended December 31, 2014
Fourth Quarter	$53.38	$40.92
Third Quarter	$50.00	$39.06
Second Quarter	$47.69	$37.06
First Quarter	$47.57	$31.08

LMI had never declared or paid dividends on its common stock prior to July 26, 2016. On July 26, 2016, the LMI Board of Directors declared a cash dividend of $0.50 per share of LMI common stock, payable to LMI’s stockholders of record as of August 8, 2016. The dividend was paid on August 26, 2016. The LMI Board of Directors also intends to declare and pay two additional cash dividends, each of which would be up to $0.50 per share of LMI common stock, as permitted by the Merger Agreement.

Per the terms of the Merger Agreement, LMI is currently restricted from declaring and paying any dividends, other than the dividends described above, prior to the effective time of the Merger. Any determination as to the declaration of future dividends following such time is at the sole discretion of the LMI Board of Directors. Following the Merger, the reconstituted LMI Board of Directors intends to consider the declaration and payment of any additional future dividends based on a number of factors, including the results of LMI’s operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the LMI Board of Directors deems relevant.

Market price data for GetGo common stock has not been presented because GetGo is a wholly owned subsidiary of Citrix, and shares of GetGo common stock do not trade separately from shares of Citrix common stock.

RISK FACTORS

You should carefully consider the following risk factors, together with the other information contained or incorporated by reference in this proxy statement/prospectus-information statement, including the factors discussed in Part I, Item 1A—Risk Factors, in LMI’s Annual Report on Form 10-K for the year ended December 31, 2015. The risks described below are the material risks, although not the only risks relating to the Separation, the Distribution, the Merger and LMI after the Transactions. The risks described below are not the only risks that LMI currently faces or will face after the consummation of the Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect LMI’s business, financial condition or results of operations or the price of LMI common stock following the consummation of the Transactions.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on LMI’s business, financial condition or results of operations after the Transactions. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to the Transactions

LMI may not realize the anticipated cost synergies and growth opportunities from the Transactions.

LMI expects that it will realize cost synergies, growth opportunities and other financial and operating benefits as a result of the Transactions. LMI’s success in realizing these benefits, and the timing of their realization, depends on the successful integration of the business operations of the GoTo Business with LMI. Even if LMI is able to integrate the GoTo Business successfully, LMI cannot predict with certainty if or when these cost synergies, growth opportunities and benefits will occur, or the extent to which they will actually be achieved. For example, the benefits from the Transactions may be offset by costs incurred in integrating the companies or in obtaining or attempting to obtain regulatory approvals for the Transactions. Realization of any benefits and synergies could be affected by the factors described in other risk factors and a number of factors beyond LMI’s control, including, without limitation, general economic conditions, further consolidation in the industry in which LMI operates, increased operating costs and regulatory developments.

The integration of the GoTo Business with LMI following the Transactions may present significant challenges.

There is a significant degree of difficulty inherent in the process of integrating the GoTo Business with LMI. These difficulties include:

•	the integration of the GoTo Business with LMI’s current businesses while carrying on the ongoing operations of all businesses;

•	managing a significantly larger company than before the consummation of the Transactions;

•	coordinating geographically separate organizations;

•	integrating the business cultures of each of the GoTo Business and LMI, which may prove to be incompatible;

•	creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters;

•	integrating certain information technology, purchasing, accounting, finance, sales, billing, human resources, payroll and regulatory compliance systems; and

•	the potential difficulty in retaining key officers and personnel of LMI and GetGo.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the GoTo Business or LMI’s business. Members of LMI’s or the GoTo Business’ senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage LMI or the GoTo Business, serve the existing LMI business or the GoTo Business, or develop new products or strategies. If LMI’s or the GoTo Business’ senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the business of LMI or the GoTo Business could suffer.

LMI’s successful or cost-effective integration of the GoTo Business cannot be assured. The failure to do so could have a material adverse effect on LMI’s business, financial condition or results of operations after the Transactions.

LMI and Citrix may fail to obtain the required regulatory approvals in connection with the Merger in a timely fashion, if at all, or regulators may impose burdensome conditions.

LMI and Citrix are subject to certain antitrust, competition and communications laws, and the proposed Merger is subject to review and approval by regulators under those laws, including, but not limited to, review and approval by the Antitrust Division of the U.S. Department of Justice under the HSR Act, the Federal Communications Commission under the Communications Act and certain state public utility commissions under the applicable law(s) of those states. Although LMI and Citrix have agreed to use reasonable best efforts to obtain the requisite approvals, there can be no assurance that these regulatory approvals will be obtained. Failure to obtain these regulatory approvals could adversely affect LMI’s ability to operate its business after the Transactions or jeopardize the consummation of the Transactions themselves.

For example, if LMI and Citrix were to close the Transactions prior to receiving all required state regulatory approvals as noted above, LMI could become subject to fines, loss of licenses, restrictions on LMI’s ability to operate or offer certain GoTo services, or other enforcement actions that could have a materially adverse impact on LMI. Additionally, the requirement to receive certain federal regulatory approvals before the consummation of the Transactions could delay the completion of the Transactions if, for example, one or more government agencies request additional information from the parties in order to facilitate their review of the Transactions. Any delay in the completion of the Transactions could diminish the anticipated benefits of the Transactions or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Transactions. In addition, these governmental entities may attempt to condition their approval of the Transactions on the imposition of conditions, terms, obligations or restrictions that could have a material adverse effect on the Transactions themselves or LMI’s business after the Transactions, including, but not limited to, LMI’s operating results or the value of its common stock. If LMI agrees to any material conditions, terms, obligations or restrictions in order to obtain any approvals required to complete the Transactions, the business, financial condition or results of operations of the combined company may be adversely affected.

Failure to complete the Transactions could adversely impact the market price of LMI common stock as well as its business and operating results.

The consummation of the Transactions is subject to numerous conditions, including without limitation: (i) the spin-off having taken place in accordance with the Separation Agreement; (ii) the effectiveness of LMI’s registration statement registering LMI common stock to be issued pursuant to the Merger Agreement, and any other registration statement required in connection with the Transactions; (iii) approval of the Share Issuance by the requisite vote of LMI’s stockholders; (iv) expiration of the applicable waiting period under the HSR Act; (v) consent of the Federal Communications Commission and certain other state communications authorities; and (vi) receipt of opinions of counsel with respect to the tax-free nature of certain aspects of the proposed Transactions. See “The Transaction Agreements—the Merger Agreement—Conditions to the Merger.” There is no assurance that these conditions will be met and that the Transactions will be consummated.

If the Transactions are not completed for any reason, the price of LMI common stock may decline to the extent that the market price of LMI common stock reflects positive market assumptions that the Transactions will be completed and the related benefits will be realized. Failure to consummate the Transactions may also make it more difficult for LMI to maintain profitability in the future, as LMI’s growth in revenue and customer base may not be sustainable. In addition, LMI and Citrix have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the Transactions. These expenses must be paid regardless of whether the Transactions are consummated. Even if the Transactions are completed, any delay in the completion of the Transactions could diminish the anticipated benefits of the Transactions or result in additional transaction expenses, loss of revenue or other effects associated with uncertainty about the Transactions. If the Transactions are not consummated because the Merger Agreement is terminated, LMI may be required under certain circumstances to pay Citrix a termination fee or may under other circumstances be required to reimburse Citrix for certain expenses in connection with the Transactions.

The announcement and pendency of the Merger could have an adverse effect on LMI’s stock price, business, financial condition, results of operations or business prospects.

The announcement and pendency of the Merger could disrupt LMI’s business in negative ways. For example, customers and other third-party business partners of LMI or the GoTo Business may seek to terminate and/or renegotiate their relationships with LMI or GetGo as a result of the Merger, whether pursuant to the terms of their existing agreements with LMI and/or GetGo or otherwise. In addition, current and prospective employees of LMI and the GoTo Business may experience uncertainty regarding their future roles with the combined company, which might adversely affect LMI’s ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect the stock price of, or harm the financial condition, results of operations or business prospects of, LMI.

LMI will incur significant costs related to the Transactions that could have a material adverse effect on its liquidity, cash flows and operating results.

LMI expects to incur significant one-time costs in connection with the Transactions in 2016 and 2017, including approximately $45 to $50 million of transaction-related fees and expenses, including legal, accounting and other professional fees and transition and integration-related expenses. While LMI expects to be able to fund these one-time costs using cash from operations and borrowings under existing and anticipated credit sources, these costs will negatively impact LMI’s liquidity, cash flows and results of operations in the periods in which they are incurred.

The Transactions may discourage other companies from trying to acquire LMI before or for a period of time following completion of the Transactions.

Certain provisions in the Merger Agreement prohibit LMI from soliciting any acquisition proposal during the pendency of the Merger. In addition, the Merger Agreement obligates LMI to pay Citrix a termination fee, LMI’s financial condition will be adversely affected as a result of the payment of the termination fee in certain circumstances involving alternative acquisition proposals, which might deter third parties from proposing alternative acquisition proposals, including acquisition proposals that might result in greater value to LMI stockholders than the Transactions. In addition, certain provisions of the Tax Matters Agreement, which are intended to preserve the tax-free nature of certain aspects of the Separation and the Distribution for U.S. federal income tax purposes, may discourage acquisition proposals for a period of time following the Transactions. LMI expects to issue approximately 27.6 million shares of its common stock in connection with the Merger. This number includes an estimated 0.7 million shares of LMI common stock that may be issued following the Merger upon settlement of LMI restricted stock units to be granted to GetGo employees in substitution for outstanding Citrix restricted stock units. However, the actual number of LMI restricted stock units to be issued to GetGo employees in substitution for outstanding Citrix restricted stock units in connection with the Merger (and, accordingly, the number of shares of LMI common stock that may be issued following the Merger upon settlement of the LMI restricted stock units) will be determined shortly following the closing of the Merger based upon the relative stock prices of Citrix prior to the Merger and LMI following the Merger. See “The Transaction Agreements—The Merger Agreement—Merger Consideration.” Because LMI will be a significantly larger company and have significantly more shares of common stock outstanding after the consummation of the Transactions, an acquisition of LMI may become more expensive. As a result, some companies may not seek to acquire LMI.

Depending upon the facts and circumstances, the Distribution, the Merger or both could be taxable to Citrix stockholders, the Distribution could be taxable to Citrix, and GetGo and LMI may be obligated to indemnify Citrix for such taxes and certain tax-related losses.

The U.S. federal income tax consequences of the Distribution and Merger to Citrix and Citrix stockholders will depend upon whether the Contribution and Distribution, taken together, qualify as a reorganization under Sections 368(a) and 355 of the Code, and the Merger qualifies as a reorganization under Section 368(a) of the Code, in each case based on the applicable facts and circumstances existing on the date of the Distribution and the Merger. If each of the Distribution and Merger so qualify, then (i) Citrix stockholders will generally not recognize any gain or loss for U.S. federal income tax purposes as a result of the Distribution or the Merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of LMI common stock, and (ii) except for taxable income or gain possibly arising as a result of certain internal reorganization transactions undertaken prior to or in anticipation of the Distribution, Citrix will not recognize any gain or loss. The completion of the Distribution and Merger is conditioned on Citrix’s receipt of the Distribution Tax Opinion (as defined in “U.S. Federal Income Tax Consequences of the Distribution and Merger” beginning on page 95), which will provide in part that the Distribution and Contribution, taken together, will qualify as a reorganization under Sections 368(a)(1)(D) and 355 of the Code, and on the receipt by each of Citrix and LMI of opinions from their respective outside legal counsel that will provide in part that the Merger will qualify as a reorganization under Section 368(a) of the Code. These opinions will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinions. There can be no assurance that the IRS will not successfully assert that either or both of the Distribution and the Merger are taxable transactions, and that a court will not sustain such assertion, which could result in tax being incurred by Citrix stockholders and Citrix.

Even if the Contribution and Distribution, taken together, otherwise qualify as a reorganization under Sections 368(a) and 355 of the Code, the Distribution will nonetheless be taxable to Citrix (but not to Citrix stockholders) pursuant to Section 355(e) of the Code if 50% or more of the stock of either Citrix or GetGo (including stock of LMI after the Transactions, as the parent of GetGo) is acquired, directly or indirectly (taking into account the stock of LMI acquired by Citrix stockholders in the Merger), as part of a plan or series of related transactions that includes the Distribution. In that regard, because Citrix stockholders will own more than 50% of the stock of LMI following the Merger, the Merger standing alone will not cause the Distribution to be taxable under Section 355(e) of the Code, and the Distribution Tax Opinion will so provide. However, if the IRS were to determine that other acquisitions of Citrix stock or LMI stock are part of a plan or series of related transactions that includes the Distribution, such determination could result in the recognition of gain by Citrix (but not by Citrix stockholders) for U.S. federal income tax purposes, and the amount of taxes on such gain would likely be substantial. See “U.S. Federal Income Tax Consequences of the Distribution and Merger” beginning on page 95.

Under the Tax Matters Agreement, GetGo and LMI may be obligated, in certain cases, to indemnify Citrix against taxes and certain tax-related losses on the Distribution that arise as a result of GetGo’s or LMI’s actions, or failure to act. See “U.S. Federal Income Tax Consequences of the Distribution and Merger” beginning on page 95 and “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement” beginning on page 129. Any such indemnification obligation would be substantial and would likely have a material adverse effect on LMI.

Under the Tax Matters Agreement, LMI and GetGo will be restricted from taking certain actions that could adversely affect the intended U.S. federal income tax treatment of the Contribution, the Distribution, the Merger and certain related transactions consummated in connection with Citrix’s internal reorganization, and such restrictions could significantly impair LMI’s and GetGo’s ability to implement strategic initiatives that otherwise would be beneficial.

The Tax Matters Agreement generally restricts LMI and GetGo from taking certain actions after the Transactions that could adversely affect the intended U.S. federal income tax treatment of the Transactions and certain related transactions consummated in connection with Citrix’s internal reorganization. Failure to adhere to these restrictions, including in certain circumstances that may be outside of LMI’s control, could result in tax being imposed on Citrix for which LMI and GetGo could bear responsibility and for which LMI and GetGo could be obligated to indemnify Citrix. In addition, even if LMI and GetGo are not responsible for tax liabilities of Citrix under the Tax Matters Agreement, GetGo nonetheless could be liable under applicable tax law for such liabilities if Citrix were to fail to pay such taxes. Because of these provisions in the Tax Matters Agreement, LMI and GetGo will be restricted from taking certain actions, particularly for the two years following the Merger, including (among other things) the ability to freely issue stock, to make acquisitions and to raise additional equity capital. These restrictions could have a material adverse effect on LMI’s liquidity and financial condition, and otherwise could impair LMI’s and GetGo’s ability to implement strategic initiatives. Also, GetGo’s and LMI’s indemnity obligation to Citrix might discourage, delay or prevent a change of control that stockholders of LMI may consider favorable.

Current LMI stockholders’ percentage ownership interest in LMI will be substantially diluted in the Merger.

The LMI common stock outstanding on a fully diluted basis immediately prior to the Merger will represent, in the aggregate, approximately 49.9% of LMI’s common stock outstanding on a fully diluted basis immediately following the Merger. In addition, as a result of the true-up provision in the Merger Agreement, it is possible that LMI could be required to issue more than the anticipated 27.6 million shares of its common stock in connection with the Transactions to ensure the intended tax treatment of certain aspects of the Transactions. See “The Transaction Agreements—the Merger Agreement—Merger Consideration.” Consequently, LMI’s pre-Merger equityholders, as a group, will be substantially diluted in the Merger and have less ability to exercise influence over the management and policies of LMI following the Merger than immediately prior to the Merger.

The calculation of the number of shares of LMI common stock to be distributed in the Merger will not be adjusted if there is a change in the value of the GoTo Business or LMI before the Merger is completed.

The number of shares of LMI common stock to be issued by LMI in the Merger will not be adjusted if there is a change in the value of the GoTo Business or its assets or the value of LMI prior to the closing of the Transactions. Citrix stockholders will receive a fixed number of shares of LMI common stock pursuant to the Merger rather than a number of shares with a particular fixed market value. As a result, the actual value of the LMI common stock to be received by Citrix stockholders in the Merger will depend on the value of such shares at the time of closing of the Merger, and may be more or less than the current value of LMI common stock.

The GoTo Business may be negatively impacted if LMI is unable to provide benefits and services, or access to equivalent financial strength and resources, to the GoTo Business that historically have been provided by Citrix.

The GoTo Business has historically received benefits and services from Citrix and has benefited from Citrix’s financial strength and extensive network of service offerings. After the Transactions, GetGo will be a subsidiary of LMI, and the GoTo Business will no longer benefit from Citrix’s services, financial strength or business relationships to the extent not otherwise addressed in the other transaction documents contemplated by the Merger Agreement, referred to as the Transaction Documents. While Citrix has agreed to provide certain transition services to GetGo for a period of time following the consummation of the Transactions, it cannot be assured that LMI will be able to adequately replace or provide resources formerly provided by Citrix, or replace them at the same or lower cost. If LMI is not able to replace the resources provided by Citrix or is unable to replace them without incurring significant additional costs or is delayed in replacing the resources provided by Citrix, LMI’s results of operations may be negatively impacted.

The historical financial information of the GoTo Business may not be representative of its results if it had been operated independently of Citrix and as a result, may not be a reliable indicator of future results of the GoTo Business.

The GoTo Business is currently operated through various subsidiaries of Citrix. Consequently, the financial information of the GoTo Business included in this proxy statement/prospectus-information statement has been derived from the consolidated financial statements and accounting records of Citrix and reflects assumptions and allocations made by Citrix. The financial position, results of operations and cash flows of the GoTo Business presented may be different from those that would have resulted if the GoTo Business had been operated as a standalone company or by a company other than Citrix. For example, in preparing the financial statements of the GoTo Business, Citrix made an allocation of Citrix costs and expenses that are attributable to the GoTo Business. However, these costs and expenses reflect the costs and expenses attributable to the GoTo Business as part of a larger organization and do not necessarily reflect costs and expenses that would be incurred by the GoTo Business had it been operated independently, and may not reflect costs and expenses that would have been incurred had the GoTo Business been operated as a part of LMI. As a result, the historical financial information of the GoTo Business may not be a reliable indicator of the GoTo Business’ future results or the results that it will achieve as a part of LMI.

The unaudited pro forma combined financial information of LMI and the GoTo Business is based in part on certain assumptions regarding the Transactions and may not be indicative of LMI’s future operating performance.

The historical financial statements included or incorporated by reference in this document consist of the separate financial statements of the GoTo Business and LMI. The unaudited pro forma combined financial information presented in this document is for illustrative purposes only and does not represent what LMI’s actual results or financial condition would have been if the Merger and other Transactions had occurred on the dates indicated. In addition, such unaudited pro forma combined financial information is based in part on certain assumptions regarding the Transactions that LMI believes are reasonable.

LMI will account for the Merger as an acquisition of the GoTo Business, with LMI being the accounting acquirer. Following the effective date of the Merger, LMI expects to complete the purchase price allocation for the acquisition of the GoTo Business after determining the fair value of the GoTo Business’ assets and liabilities. The final purchase price allocation may be different than the preliminary one reflected in the unaudited pro forma purchase price allocation presented in this document, and this difference may be material.

The unaudited pro forma combined financial information does not reflect the costs of any integration activities or transaction-related costs or incremental capital expenditures that LMI management believes are necessary to realize the anticipated synergies from the Transactions. Accordingly, the unaudited pro forma combined financial information included in this document does not reflect what LMI’s results of operations or operating condition would have been had LMI and the GoTo Business been a consolidated entity during all periods presented, or what LMI’s results of operations and financial condition will be in the future.

Sales of LMI common stock after the Transactions may negatively affect the market price of LMI common stock.

The shares of LMI common stock to be issued in the Merger to holders of GetGo common stock (following the Distribution) will generally be eligible for immediate resale. The market price of LMI common stock could decline as a result of sales of a large number of shares of LMI common stock in the market after the consummation of the Transactions, or even the perception that these sales could occur.

Currently, Citrix stockholders may include index funds that have performance tied to the Standard & Poor’s 500 Index or other stock indices, and institutional investors subject to various investing guidelines. Because LMI may not be included in these indices or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may decide or may be required to sell the LMI common stock that they receive in the Merger. These sales, or the possibility that these sales may occur, may also make it more difficult for LMI to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

LMI and the GoTo Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.

Uncertainty about the effect of the Transactions on the employees of LMI and the GoTo Business may have an adverse effect on LMI and the GoTo Business. This uncertainty may impair LMI’s and the GoTo Business’ ability to attract, retain and motivate personnel until the Transactions are completed. Employee retention may be particularly challenging during the pendency of the Transactions, as employees may feel uncertain about their future roles with LMI or the GoTo Business after their combination. If employees of LMI or the GoTo Business depart because of issues relating to the uncertainty or perceived difficulties of integration or a desire not to become employees of LMI after the Transactions, LMI’s ability to realize the anticipated benefits of the Transactions could be reduced.

Due to the Merger, the ability of the combined company to use net operating losses to offset future taxable income may be restricted and these net operating losses could expire or otherwise be unavailable.

As of December 31, 2015, LMI had federal net operating loss carryforwards, or NOLs, of approximately $8 million due to other acquisitions and $22 million of state NOLs that are not acquisition-related. In addition, LMI had foreign NOLs of $17.3 million that are not expected to be utilized. In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. If the Merger is completed, LMI’s existing NOLs may be subject to limitations and the combined company may not be able to fully use these NOLs to offset future taxable income. In addition, if the combined company undergoes any subsequent ownership change, its ability to utilize NOLs could be further limited. There is also a risk that, due to regulatory changes, such as suspensions on the use of NOLs, or for other unforeseen reasons, existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities.

Risks Related to LMI, Including the GoTo Business, After the Transactions

LMI’s operating results may fluctuate in the future. As a result, LMI may fail to meet or exceed the expectations of research analysts or investors, which could cause LMI’s stock price to decline.

LMI’s operating results may fluctuate as a result of a variety of factors, many of which are outside of LMI’s control. If LMI’s operating results or guidance fall below the expectations of research analysts or investors, the price of LMI common stock could decline substantially. Fluctuations in LMI’s operating results or guidance may be due to a number of factors, including, but not limited to, those listed below:

•	LMI’s ability to renew existing customers, including the ability to renew existing GoTo Business customers, increase sales to existing customers and attract new customers;

•	the amount and timing of operating costs and capital expenditures related to the operation, maintenance and expansion of LMI’s business;

•	service outages or security breaches;

•	changes in LMI’s pricing policies or those of LMI’s competitors;

•	LMI’s ability to successfully implement strategic business model changes;

•	the timing and success of new services, features and upgrades by LMI or LMI’s competitors;

•	changes in sales compensation plans or organizational structure;

•	the timing of costs related to the development or acquisition of technologies, services or businesses;

•	seasonal variations or other cyclicality in the demand for LMI’s services;

•	general economic, industry and market conditions and those conditions specific to Internet usage and online businesses;

•	litigation, including class action litigation, involving LMI and its services, the GoTo Business, the Transactions, or the industry in which LMI and the GoTo Business operate, in general;

•	the purchasing and budgeting cycles of LMI’s customers;

•	the financial condition of LMI’s customers; and

•	geopolitical events such as war, threat of war or terrorist acts.

LMI believes that its revenue and operating results may continue to vary in the future and that period-to-period comparisons of LMI’s operating results may not be meaningful.

If LMI’s services or computer systems are breached, LMI’s customers may be harmed, its reputation may be damaged and it may be exposed to significant liabilities.

LMI’s services and computer systems store and transmit confidential data of LMI’s customers and their customers, which may include credit card information, account and device information, passwords and other critical data. Any breach of the cybersecurity measures LMI has taken to safeguard this information may subject it to fines and penalties, time consuming and expensive litigation, trigger indemnification obligations and other contractual liabilities, damage LMI’s reputation and harm LMI’s customers and its business.

Cyber-attacks from computer hackers and cyber criminals and other malicious Internet-based activity continue to increase generally, and LMI’s services and systems, including the systems of LMI’s outsourced service providers, have been and may in the future continue to be the target of various forms of cyber-attacks such as DNS attacks, wireless network attacks, viruses and worms, malicious software, application centric attacks, peer-to-peer attacks, phishing attempts, backdoor trojans and distributed denial of service attacks. The techniques used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems change frequently and generally are not detected until after an incident has occurred. While LMI makes significant efforts to maintain the security and integrity of LMI’s services and computer systems, LMI’s cybersecurity measures and the cybersecurity measures taken by LMI’s third-party data center facilities may be unable to anticipate, detect or prevent all attempts to compromise LMI’s systems. If LMI’s cybersecurity measures are compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, LMI’s reputation could be damaged, LMI’s business may be harmed and LMI could incur significant liabilities.

Many states have enacted laws requiring companies to notify individuals of security breaches involving their personal data. These mandatory disclosures regarding a security breach may be costly to comply with and may lead to widespread negative publicity, which may cause LMI’s customers to lose confidence in the effectiveness of LMI’s cybersecurity measures. Additionally, some of LMI’s customer contracts require LMI to notify customers in the event of a security breach and/or indemnify customers from damages they may incur as a result of a breach of LMI’s services and computer systems. There can be no assurance that the limitations of liability provisions in LMI’s contracts for a security breach would be enforceable or would otherwise protect LMI from any such liabilities or damages with respect to any particular claim. LMI also cannot be sure that its existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a breach of LMI’s services or computer systems. The successful assertion of one or more large claims against LMI that exceed LMI’s available insurance coverage could have a material adverse effect on LMI’s business, financial condition and operating results.

LMI’s business strategy includes acquiring or investing in other companies, which may ultimately fail to meet LMI’s expectations, divert LMI’s management’s attention, result in additional dilution to LMI’s stockholders and disrupt LMI’s business and operating results.

In addition to the risks related to the Transactions and LMI’s combination with the GoTo Business, LMI’s business strategy continues to contemplate LMI making periodic acquisitions of, or strategic investments in, complementary businesses, services, technologies and intellectual property rights. Acquisitions of high-technology companies are inherently risky, and negotiating these transactions can be time-consuming, difficult and expensive and LMI’s ability to close these transactions may often be subject to conditions or approvals that are beyond LMI’s control. Consequently, these transactions, even if undertaken and announced, may not close. In connection with an acquisition, investment or strategic transaction LMI may do one or more of the following, which may harm LMI’s business and adversely affect LMI’s operating results:

•	issue additional equity securities that would dilute LMI’s stockholders and decrease LMI’s earnings per share;

•	use cash and other resources that LMI may need in the future to operate its business;

•	incur debt on unfavorable terms or that LMI is unable to repay;

•	incur large charges or substantial liabilities; and

•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

Following an acquisition, the integration of an acquired company may cost more than LMI anticipates, and LMI may be subject to unforeseen liabilities arising from an acquired company’s past or present operations. These liabilities may be greater than the warranty and indemnity limitations LMI negotiates. Any unforeseen liability that is greater than these warranty and indemnity limitations could have a negative impact on LMI’s financial condition. Some of the additional risks associated with integrating acquired companies may include, but are not limited to:

•	difficulties and delays integrating the employees, culture, technologies, products and systems of the acquired companies;

•	an uncertain revenue and earnings stream from the acquired company, which could dilute LMI’s earnings;

•	being subject to unfavorable revenue recognition or other accounting treatment as a result of an acquired company’s practices;

•	difficulties retaining the customers of any acquired business due to changes in management or otherwise;

•	LMI’s ongoing business may be disrupted and LMI’s management’s attention may be diverted by acquisition, transition or integration activities;

•	the potential loss of key employees of the acquired company;

•	undetected errors or unauthorized use of a third-party’s code in products of the acquired companies;

•	unforeseen or unanticipated legal liabilities which are not discovered by due diligence during the acquisition process, including stockholder litigation related to the acquisition, third party intellectual property claims or claims for potential violations of applicable law, rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses;

•	entry into markets in which LMI has no or limited direct prior experience and where competitors have stronger market positions and which are highly competitive; and

•	assuming pre-existing contractual relationships of an acquired company that LMI would not have otherwise entered into, the termination or modification of which may be costly or disruptive to LMI’s business.

If LMI fails to successfully integrate and manage the companies and technologies it acquires, or if an acquisition does not further LMI’s business strategy as expected, LMI’s operating results will be adversely affected. Even if successfully integrated, there can be no assurance that any of LMI’s acquisitions or future acquisitions will be successful in helping LMI achieve its financial and strategic goals.

A significant portion of LMI’s historical revenues and the historical revenues of the GoTo Business have come from the sale of remote access and support products and any decline in sales for these products could adversely affect LMI’s results of operations and financial condition.

A significant portion of LMI’s annual revenues and the annual revenues of the GoTo Business have historically come from the sale of remote access and remote support services and LMI continues to anticipate that sales of its remote access and remote support products will constitute a majority of its revenue for the foreseeable future. Any decline or variability in sales of LMI’s remote access and remote support products could adversely affect LMI’s results of operations and financial condition. Declines and variability in sales of these products could potentially occur as a result of:

•	the growing use of mobile devices such as smartphones and tablet computers to perform functions that have been traditionally performed on desktops and laptops, resulting in less demand for these types of remote access products;

•	the introduction of new or alternative technologies, products or service offerings by competitors;

•	LMI’s failure to innovate or introduce new product offerings, features and enhancements;

•	potential market saturation or LMI’s inability to enter into new markets;

•	increased price and product competition;

•	dissatisfied customers; or

•	general weak economic, industry or market conditions.

If sales of LMI’s remote access and remote support products decline as a result of these or other factors, LMI’s revenue would decrease and LMI’s results of operations and financial condition would be adversely affected.

LMI may not be able to capitalize on potential emerging market opportunities, like the Internet of Things, and new services that LMI introduces may not generate the revenue and earnings LMI anticipated, which may adversely affect LMI’s business.

LMI’s business strategy involves identifying emerging market opportunities which it can capitalize on by successfully developing and introducing new services designed to address those market opportunities. LMI has made and expects to continue to make significant investments in research and development in an effort to capitalize on potential emerging market opportunities that LMI has identified. One such emerging market which LMI has identified is the Internet of Things, or IoT, and LMI has made and expects to continue to make significant investments in its Xively IoT platform. However, emerging markets and opportunities often take time to fully develop, and they attract a significant number of competitors. If the emerging markets LMI has targeted, such as the IoT, ultimately fail to materialize as LMI or others have anticipated or if potential customers choose to adopt solutions offered by LMI’s competitors rather than LMI’s own solutions, LMI may not be able to generate the revenue and earnings it anticipated, and LMI’s business and results of operations would be adversely affected.

Assertions by a third party that LMI’s services and solutions infringe its intellectual property, whether or not correct, could subject LMI to costly and time-consuming litigation or expensive licenses.

There is frequent litigation in the software and technology industries based on allegations of infringement or other violations of intellectual property rights. LMI has been, and may in the future be, subject to third party patent infringement or other intellectual property-related lawsuits as LMI faces increasing competition and becomes increasingly visible. For example, upon the closing of the Merger with GetGo, LMI will assume all liabilities with respect to certain intellectual property-related lawsuits to which Citrix is a party, all of which are currently on appeal. Regardless of the merit of these claims, they can be time-consuming, result in costly litigation and diversion of technical and management personnel or require LMI to develop a non-infringing technology or enter into license agreements. There can be no assurance that such licenses will be available on acceptable terms and conditions, if at all, and although LMI has previously licensed proprietary technology, LMI cannot be certain that the owners’ rights in such technology will not be challenged, invalidated or circumvented. For these reasons and because of the potential for court awards that are difficult to predict, it is not unusual to find even arguably unmeritorious claims settled for significant amounts. In addition, many of LMI’s service agreements require LMI to indemnify LMI’s customers from certain third-party intellectual property infringement claims, which could increase LMI’s costs as a result of defending such claims and may require that LMI pay damages if there were an adverse ruling related to any such claims. These types of claims could harm LMI’s relationships with LMI’s customers, deter future customers from subscribing to LMI’s services or expose LMI to further litigation. These costs, monetary or otherwise, associated with defending against third party allegations of infringement could have negative effects on LMI’s business, financial condition and operating results.

If LMI’s services are used to commit fraud or other similar intentional or illegal acts, LMI may incur significant liabilities, its services may be perceived as not secure, and customers may curtail or stop using LMI’s services.

Certain services offered by LMI enable users to remotely access third-party computer systems. LMI does not control the use or content of information accessed by LMI’s customers through LMI’s services. If LMI’s services are used to commit fraud or other bad or illegal acts, including, but not limited to, posting, distributing or transmitting any computer files that contain a virus or other harmful component, interfering or disrupting third-party networks, infringing any third party’s copyright, patent, trademark, trade secret or other proprietary rights or rights of publicity or privacy, transmitting any unlawful, harassing, libelous, abusive, threatening, vulgar or otherwise objectionable material, or accessing unauthorized third-party data, LMI may become subject to claims for defamation, negligence or intellectual property infringement and subject to other potential liabilities. As a result, defending such claims could be expensive and time-consuming, and LMI could incur significant liability to LMI’s customers and to individuals or businesses who were the targets of such acts. As a result, LMI’s business may suffer and LMI’s reputation may be damaged.

If LMI is unable to attract new customers to LMI’s services on a cost-effective basis, LMI’s revenue and results of operations will be adversely affected.

LMI must continue to attract a large number of customers on a cost-effective basis. LMI relies on a variety of marketing methods to attract new customers to its services, such as paying providers of online services and search engines for advertising space and priority placement of LMI’s website in response to Internet searches. LMI’s ability to attract new customers also depends on the competitiveness of the pricing of LMI’s services. If LMI’s current marketing initiatives are not successful or become unavailable, if the cost of such initiatives were to significantly increase, or if LMI’s competitors offer similar services at lower prices, LMI may not be able to attract new customers on a cost-effective basis and, as a result, LMI’s revenue and results of operations would be adversely affected.

If LMI is unable to retain its existing customers or the existing customers of the GoTo Business, its revenue and results of operations would be adversely affected.

The services offered by LMI and the GoTo Business are generally sold pursuant to agreements that are one year in duration. Customers have no obligation to renew their subscriptions after their subscription period expires, and these subscriptions may not be renewed on the same or on more profitable terms. As a result, LMI’s ability to grow depends in part on subscription renewals. LMI may not be able to accurately predict future trends in customer renewals, and LMI’s customers’ renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with LMI’s services, the prices of LMI’s services, the prices of services offered by LMI’s competitors or reductions in LMI’s customers’ spending levels. If LMI’s customers or the existing customers of the GoTo Business do not renew their subscriptions for LMI’s services, renew on less favorable terms, or do not purchase additional functionality or subscriptions, LMI’s revenue may grow more slowly than expected or decline, and its profitability and gross margins may be harmed.

If LMI fails to convert free users to paying customers, LMI’s revenue and financial results will be harmed.

A significant portion of LMI’s user base utilizes its services free of charge through LMI’s free services or free trials of its premium services. LMI seeks to convert these free and trial users to paying customers of its premium services. If LMI’s rate of conversion suffers for any reason, LMI’s revenue may decline and its business may suffer.

If LMI’s efforts to build a strong brand identity are not successful, LMI may not be able to attract or retain subscribers and its operating results may be adversely affected.

LMI believes that building and maintaining a strong brand identity plays an important role in attracting and retaining subscribers to LMI’s services, who may have other options from which to obtain their remote connectivity services. In order to build a strong brand, LMI believes that it must continue to offer innovative remote connectivity services that LMI’s subscribers value and enjoy using, and also market and promote those services through effective marketing campaigns, promotions and communications with LMI’s user base. From time to time, subscribers may express dissatisfaction with LMI’s services or react negatively to LMI’s strategic business decisions, such as changes that it makes in pricing, features or service offerings, including the discontinuance of LMI’s free services. To the extent that user dissatisfaction with LMI’s services or strategic business decisions is widespread or not adequately addressed, LMI’s overall brand identity may suffer and, as a result, its ability to attract and retain subscribers may be adversely affected, which could adversely affect LMI’s operating results.

The markets in which LMI participates are competitive, with low barriers to entry, and if LMI does not compete effectively, LMI’s operating results may be harmed.

The markets for remote-connectivity solutions are competitive and rapidly changing, with relatively low barriers to entry. With the introduction of new technologies and market entrants, LMI expects competition to intensify in the future. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of LMI’s services to achieve or maintain widespread market acceptance. Often LMI competes against existing services that LMI’s potential customers have already made significant expenditures to acquire and implement.

Certain of LMI’s competitors offer, or may in the future offer, lower priced, or free, products or services that compete with LMI’s services. This competition may result in reduced prices and a substantial loss of customers for LMI’s services or a reduction in LMI’s revenue.

Many of LMI’s services directly compete with large, established competitors such as WebEx (a division of Cisco Systems), and certain of LMI’s services also compete with current or potential services offered by companies like Adobe, AgileBits, Apple, Ayla Networks, BlueJeans Networks, Box, Dashlane, Dropbox, GFI, Google, IBM, KeePass, LivePerson, Microsoft, OKTA, Oracle, PTC, Splashtop, TeamViewer and Zoom Video Communications. Many of LMI’s actual and potential competitors enjoy competitive advantages over LMI, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, many of LMI’s competitors have established marketing relationships, access to larger customer bases and have major distribution agreements with consultants, system integrators and resellers.

If LMI is not able to compete effectively for any of these reasons, its operating results will be harmed.

Industry consolidation may result in increased competition.

Some of LMI’s competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer a more comprehensive service than they individually had offered. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. LMI expects these trends to continue as companies attempt to strengthen or maintain their market positions. Many of the companies driving this trend have significantly greater financial, technical and other resources than LMI does and may be better positioned to acquire and offer complementary services and technologies. The companies resulting from such combinations may create more compelling service offerings and may offer greater pricing flexibility than LMI can or may engage in business practices that make it more difficult for LMI to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in LMI’s revenues.

LMI may not be able to respond to rapid technological changes in time to address the needs of its customers, which could have a material adverse effect on LMI’s sales and profitability.

The cloud-based remote-connectivity services market is characterized by rapid technological change, the frequent introduction of new services and evolving industry standards. LMI’s ability to remain competitive will depend in large part on its ability to continue to enhance its existing services and develop new service offerings that keep pace with the market’s rapid technological developments. Additionally, to achieve market acceptance for its services, LMI must effectively anticipate and offer services that meet changing customer demands in a timely manner. Customers may require features and capabilities that LMI’s current services do not have. If LMI fails to develop services that satisfy customer requirements in a timely and cost-effective manner, LMI’s ability to renew services with existing customers and its ability to create or increase demand for its services will be harmed, and LMI’s revenue and results of operations would be adversely affected.

LMI uses a limited number of data centers to deliver its services. Any disruption of service at these facilities could harm LMI’s business.

The majority of LMI’s services are hosted from third-party data center facilities located throughout the world. LMI does not control the operation of these facilities. The owners of LMI’s data center facilities have no obligation to renew their agreements with LMI on commercially reasonable terms, or at all. If LMI is unable to renew these agreements on commercially reasonable terms, LMI may be required to transfer to new data center facilities, and it may incur significant costs and possible service interruption in connection with doing so.

Any changes in third-party service levels at LMI’s data centers or any errors, defects, disruptions or other performance problems with LMI’s services could harm LMI’s reputation and may damage LMI’s customers’ businesses. Interruptions in LMI’s services might reduce its revenue, cause LMI to issue credits to customers, subject LMI to potential liability, cause customers to terminate their subscriptions or harm LMI’s renewal rates.

LMI’s data centers are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. At least one of LMI’s data facilities is located in an area known for seismic activity, increasing LMI’s susceptibility to the risk that an earthquake could significantly harm the operations of these facilities. The occurrence of a natural disaster, an act of terrorism, vandalism or other misconduct, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in LMI’s services.

Failure to comply with credit card processing standards may cause LMI to lose the ability to offer its customers a credit card payment option, which would increase LMI’s costs of processing customer orders and make LMI’s services less attractive to customers, the majority of which purchase LMI’s services with a credit card.

Major credit card issuers have adopted credit card processing standards and have incorporated these standards into their contracts with LMI. If LMI fails to maintain compliance with applicable credit card processing and documentation standards adopted by the major credit card issuers, these issuers could terminate their agreements with LMI, and LMI could lose LMI’s ability to offer LMI’s customers a credit card payment option. Most of LMI’s individual and small and medium-sized business, or SMB, customers purchase LMI’s services online with a credit card, and LMI’s business depends substantially upon the ability to offer the credit card payment option. Any loss of LMI’s ability to offer LMI’s customers a credit card payment option would make its services less attractive and hurt LMI’s business. LMI’s administrative costs related to customer payment processing would also increase significantly if it were not able to accept credit card payments for LMI’s services.

Evolving regulations and legal obligations related to data privacy, data protection and information security and LMI’s actual or perceived failure to comply with such obligations, could have an adverse effect on LMI’s business.

LMI’s handling of the data LMI collects from LMI’s customers, as further described in LMI’s privacy policy, and LMI’s processing of personally identifiable information and data of LMI’s customers’ customers through the services LMI provides, is subject to a variety of laws and regulations, which have been adopted by various federal, state and foreign governments to regulate the collection, distribution, use and storage of personal information of individuals. Several foreign countries in which LMI conducts business, including the European Union and Canada, currently have in place, or have recently proposed, laws or regulations concerning privacy, data protection and information security, which are more restrictive than those imposed in the United States. Some of these laws are in their early stages and LMI cannot yet determine the impact these revised laws and regulations, if implemented, may have on LMI’s business. However, any failure or perceived failure by LMI to comply with these privacy laws, regulations, policies or obligations or any security incident that results in the unauthorized release or transfer of personally identifiable information or other customer data in LMI’s possession, could result in government enforcement actions, litigation, fines and penalties and/or adverse publicity, all of which could have an adverse effect on LMI’s reputation and business.

LMI has in the past relied on the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the U.S.-EU and U.S.-Swiss Safe Harbor Frameworks as a means for legitimizing the transfer of personally identifiable information from the European Economic Area, or EEA, to the United States. However, in October 2015, the European Union Court of Justice, or ECJ, ruled that the U.S.—EU Safe Harbor Framework is no longer deemed to be a valid method of transfer of data outside of the EEA. In response to the ECJ’s opinion, LMI has been working to implement alternative methods to transfer data from the EEA to the United States. However, LMI may ultimately be unsuccessful in establishing an acceptable means for the transfer of data from the EEA.

Data protection regulation remains an area of increased focus in all jurisdictions and data protection regulations continue to evolve. There is no assurance that LMI will be able to meet new requirements that may be imposed on the transfer of personally identifiable information from the EU to the United States without incurring substantial expense or at all. European and/or multi-national customers may be reluctant to purchase or continue to use LMI’s services due to concerns regarding their data protection obligations. In addition, LMI may be subject to claims, legal proceedings or other actions by individuals or governmental authorities if they have reason to believe that LMI’s data privacy or security measures fail to comply with current or future laws and regulations.

Certain of the GoTo Business’ services are subject to regulation by the FCC and similar state agencies, and future legislative or regulatory actions could adversely affect LMI’s business and expose LMI to liability.

A portion of the GoTo Business is subject to existing or potential regulation by the Federal Communications Commission, or FCC, and state public utility commissions, including regulations related to privacy, disabilities access, telephone number porting, rural call completion, contributions to federal and state Universal Service Funds, or USFs, regulatory fee payments, obligations under the Communications Assistance for Law Enforcement Act, and other requirements. FCC or state action, including decisions extending additional regulation to information services and/or classifying services of the GoTo Business as telecommunications services, could result in additional federal and state regulatory obligations that would require LMI to change the way it conducts the GoTo Business, increase LMI’s operating expenses, or otherwise harm the GoTo Business’ results of operations. If LMI does not comply with applicable rules and regulations, including any future rules and regulations that may be adopted, LMI could be subject to FCC and/or state enforcement action, fines, loss of licenses, and other restrictions on its ability to operate or offer certain services of the GoTo Business. Any enforcement action by the FCC or state public utility commissions, which may be a public process, could hurt LMI’s reputation in the industry, impair its ability to sell certain service offerings to customers and have a materially adverse impact on LMI’s revenues.

The GoTo Business includes competitive local exchange carrier services, or CLEC services, and interexchange services, or IXC services, both of which are regulated by the FCC and states as traditional telecommunications services. The CLEC and IXC services depend in part on access to wholesale services from other providers that are themselves regulated by the FCC and/or the states, and regulatory changes may affect LMI’s ability to access wholesale services and/or the prices for those services, which could adversely affect LMI’s costs and could have a materially adverse impact on LMI’s operating results and cash flows.

The GoTo Business pays compensation to other communications providers to deliver their communications traffic or receives compensation from other providers in exchange for handling their communications traffic; such compensation is generally referred to as intercarrier compensation. Intercarrier compensation has been a frequent subject of litigation and of regulatory reform. It is possible that LMI could become involved in intercarrier compensation litigation, or could be affected by existing or new intercarrier compensation reforms. Intercarrier compensation disputes could impose costs on LMI, including litigation costs, increased intercarrier compensation obligations and decreased intercarrier compensation revenue, as well as judgments that could cause LMI to incur additional expenses and which may harm LMI’s business and damage its brand and reputation.

Additionally, if LMI expands the GoTo Business internationally, LMI may be subject to similar laws and regulations in foreign countries. Any international operations are potentially subject to country-specific governmental regulation and related actions that may increase costs or prevent LMI from providing certain GoTo Business’ service offerings in certain countries. Certain of the GoTo Business’ service offerings may be used by customers located in countries where VoIP and other forms of IP communications may be illegal or require special licensing, or in countries on a U.S. embargo list. Users in those countries may be able to continue to use these service offerings in those countries notwithstanding the illegality or embargo, and LMI may be subject to costly penalties or governmental action if customers continue to use such service offerings in countries where it is illegal to do so. LMI may be required to incur additional expenses to meet applicable international regulatory requirements or be required by law to discontinue those subscriptions.

LMI is required to comply with certain financial and operating covenants under its existing credit facilities; any failure to comply with those covenants could cause amounts borrowed under those facilities to become immediately due and payable or prevent LMI from borrowing under the facilities.

In February 2015, LMI entered into a credit agreement with a syndicate of banks, financial institutions and other lending entities pursuant to which they made available to LMI a secured revolving credit facility of $150 million (which may be increased by an additional $50 million if the existing or additional lenders are willing to make such increased commitments) which is available through February 18, 2020, at which time any amounts outstanding will be due and payable in full. As of September 1, 2016, LMI had $37.5 million of outstanding borrowings under the credit facility. LMI may wish to borrow additional amounts under the facility in the future for general corporate purposes, including, but not limited to, the potential acquisition of complementary products or businesses, and share repurchases, as well as for working capital.

Subject to the closing of the Transactions, LMI will enter into a credit agreement with Citrix, pursuant to which Citrix will make available to LMI and other subsidiary borrowers designated by LMI a revolving credit facility of up to $25 million, which may be used by LMI and its subsidiaries for general corporate purposes. This revolving credit facility will be available to LMI and its subsidiaries for a period of two years, commencing on the closing date of the Merger.

Under these credit agreements, LMI is, or will be, required to comply with certain financial and operating covenants which will limit its ability to operate its business as LMI otherwise might operate it. LMI’s failure to comply with any of these covenants or to meet any payment obligations under the credit facilities could result in an event of default which, if not cured or waived, would result in any amounts outstanding, including any accrued interest and unpaid fees, becoming immediately due and payable. LMI might not have sufficient working capital or liquidity to satisfy any repayment obligations in the event of an acceleration of those obligations. In addition, if LMI is not in compliance with the financial and operating covenants at the time it wishes to borrow additional funds, LMI will be unable to borrow such funds.

The loss of key employees or an inability to attract and retain additional personnel may impair LMI’s ability to grow its business.

LMI is highly dependent upon the continued service and performance of its executive management team as well as other key technical and sales employees. These key employees are not party to an employment agreement with LMI, and they may terminate their employment at any time with no advance notice. The replacement of these key employees likely would involve significant time and costs, and the loss of these key employees may significantly delay or prevent the achievement of LMI’s business objectives.

LMI faces intense competition for qualified individuals from numerous technology, software and manufacturing companies. For example, LMI’s competitors may be able to attract and retain a more qualified engineering team by offering more competitive compensation packages. If LMI is unable to attract new engineers and retain its current engineers, LMI may not be able to develop and maintain its services at the same levels as LMI’s competitors and LMI may, therefore, lose potential customers and sales penetration in certain markets. LMI’s failure to attract and retain suitably qualified individuals could have an adverse effect on its ability to implement LMI’s business plan and, as a result, LMI’s ability to compete would decrease, its operating results would suffer and its revenues would decrease.

LMI’s long-term success depends, in part, on its ability to expand the sales of LMI’s services to customers located outside of the United States, and thus LMI’s business is susceptible to risks associated with international sales and operations.

LMI currently maintains offices and has sales personnel outside of the United States and is expanding its international operations. LMI’s international expansion efforts may not be successful. In addition, conducting international operations subjects LMI to new risks than it has generally faced in the United States. These risks include:

•	localization of LMI’s services, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	lack of familiarity with and unexpected changes in foreign regulatory requirements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations;

•	fluctuations in currency exchange rates;

•	potentially adverse tax consequences, including the complexities of foreign value added or other tax systems and restrictions on the repatriation of earnings;

•	dependence on certain third parties, including channel partners with whom LMI does not have extensive experience;

•	the burdens of complying with a wide variety of foreign laws and legal standards;

•	increased financial accounting and reporting burdens and complexities;

•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Failure to effectively and efficiently service SMBs would adversely affect LMI’s ability to increase its revenue.

LMI markets and sells a significant amount of its services to SMBs. SMBs are challenging to reach, acquire and retain in a cost-effective manner. To grow LMI’s revenue quickly, LMI must add new customers, sell additional services to existing customers and encourage existing customers to renew their subscriptions. Selling to and retaining SMBs is more difficult than selling to and retaining large enterprise customers because SMB customers generally:

•	have high failure rates;

•	are price sensitive;

•	are difficult to reach with targeted sales campaigns;

•	have high churn rates in part because of the scale of their businesses and the ease of switching services; and

•	generate less revenue per customer and per transaction.

In addition, SMBs frequently have limited budgets and may choose to spend funds on items other than LMI’s services. Moreover, SMBs are more likely to be significantly affected by economic downturns than larger, more established companies, and if these organizations experience economic hardship, they may be unwilling or unable to expend resources on IT.

If LMI is unable to market and sell its services to SMBs with competitive pricing and in a cost-effective manner, LMI’s ability to grow its revenue quickly and maintain profitability will be harmed.

If LMI fails to meet the minimum service level commitments offered to some of its customers, LMI could be obligated to issue credits for future services or pay penalties to customers, which could significantly harm its revenue.

Some of LMI’s current customer agreements provide minimum service level commitments addressing uptime, functionality or performance. If LMI is unable to meet the stated service level commitments for these customers or its services suffer extended periods of unavailability, LMI is or may be contractually obligated to provide these customers with credits for future services or pay other penalties. LMI’s revenue could be significantly impacted if LMI is unable to meet LMI’s service level commitments and is required to provide a significant amount of LMI’s services at no cost or pay other penalties. LMI does not currently have any reserves on its balance sheet for these commitments.

LMI’s sales cycles for enterprise customers can be long, unpredictable and require considerable time and expense, which may cause its operating results to fluctuate.

The timing of LMI’s revenue from sales to enterprise customers is difficult to predict. These efforts require LMI to educate its customers about the use and benefit of LMI’s services, including the technical capabilities and potential cost savings to an organization. Enterprise customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, typically several months. LMI spends substantial time, effort and money on LMI’s enterprise sales efforts without any assurance that these efforts will produce any sales. In addition, service subscriptions are frequently subject to budget constraints and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, LMI’s results could fall short of public expectations and LMI’s business, operating results and financial condition could be adversely affected.

Adverse economic conditions or reduced IT spending may adversely impact LMI’s revenues and profitability.

LMI’s business depends on the overall demand for IT and on the economic health of LMI’s current and prospective customers. The use of LMI’s service is often discretionary and may involve a commitment of capital and other resources. Weak economic conditions in the United States, European Union and other key international economies may affect the rate of IT spending and could adversely impact LMI’s customers’ ability or willingness to purchase LMI’s services, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscription contracts, or affect renewal rates, all of which could have an adverse effect on LMI’s business, operating results and financial condition.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and LMI’s business.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal. The referendum may also give rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict LMI’s access to capital, which could have a material adverse effect on LMI’s business, financial condition and results of operations and reduce the price of LMI common stock.

LMI’s success depends in large part on LMI’s ability to protect and enforce LMI’s intellectual property rights.

LMI relies on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect its intellectual property rights, all of which provide only limited protection. In addition, LMI has patented certain technologies used to provide its services and has additional patents pending. LMI cannot assure you that any patents will issue from LMI’s currently pending patent applications in a manner that gives it the protection sought, if at all, or that any future patents issued will not be challenged, invalidated or circumvented. Any patents that may issue in the future from pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, LMI cannot assure you that any future service mark or trademark registrations will be issued for pending or future applications or that any registered service marks or trademarks will be enforceable or provide adequate protection of LMI’s proprietary rights.

LMI endeavors to enter into agreements with its employees and contractors and agreements with parties with whom LMI does business to limit access to and disclosure of LMI’s proprietary information. The steps LMI has taken, however, may not prevent unauthorized use or the reverse engineering of LMI’s technology. Moreover, others may independently develop technologies that are competitive to LMI’s or infringe its intellectual property. Enforcement of LMI’s intellectual property rights also depends on LMI’s successful legal actions against these infringers, but these actions may not be successful, even when LMI’s rights have been infringed.

Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which LMI’s services are available. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

LMI’s use of “open source” software could negatively affect its ability to sell its services and subject LMI to possible litigation.

A portion of the technologies LMI licenses incorporate so-called “open source” software, and LMI may incorporate additional open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. If LMI fails to comply with these licenses, it may be subject to certain conditions, including requirements that LMI offer its services that incorporate the open source software for no cost, that it make available source code for modifications or derivative works it creates based upon, incorporating or using the open source software and/or that LMI licenses such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that LMI had not complied with the conditions of one or more of these licenses, LMI could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of its services that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of LMI’s services.

LMI relies on third-party software, including server software and licenses from third parties to use patented intellectual property that is required for the development of LMI’s services, which may be difficult to obtain or which could cause errors or failures of LMI’s services.

LMI relies on software licensed from third parties to offer its services, including server software from Microsoft and patented third-party technology. In addition, LMI may need to obtain future licenses from third parties to use intellectual property associated with the development of its services, which might not be available to LMI on acceptable terms, or at all. Any loss of the right to use any software required for the development and maintenance of LMI’s services could result in delays in the provision of LMI’s services until equivalent technology is either developed by LMI, or, if available, is identified, obtained and integrated, which could harm LMI’s business. Any errors or defects in third-party software could result in errors or a failure of LMI’s services which could harm its business.

Material defects or errors in the software LMI uses to deliver its services could harm LMI’s reputation, result in significant costs to LMI and impair LMI’s ability to sell its services.

The software applications underlying LMI’s services are inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released. LMI has from time to time found defects in LMI’s services, and new errors in its existing services may be detected in the future. Any defects that cause interruptions to the availability of LMI’s services could result in:

•	a reduction in sales or delay in market acceptance of LMI’s services;

•	sales credits or refunds to customers;

•	loss of existing customers and difficulty in attracting new customers;

•	diversion of development resources;

•	reputational harm; and

•	increased insurance costs.

After the release of LMI’s services, defects or errors may also be identified from time to time by LMI’s internal team and by LMI’s customers. The costs incurred in correcting any material defects or errors in LMI’s services may be substantial and could harm LMI’s operating results.

Government regulation of the Internet, telecommunications and other communications technologies could harm LMI’s business and operating results.

As Internet commerce and telecommunications continue to evolve, increasing regulation by federal, state or foreign governments and agencies becomes more likely. For example, LMI believes increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect LMI’s customers’ ability to use and share data, potentially reducing demand for LMI’s products and services. In addition, taxation of products and services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet or utilizing telecommunications services may also be imposed. Any regulation imposing greater fees for Internet use or restricting the exchange of information over the Internet could diminish the viability of LMI’s services, which could harm LMI’s business and operating results.

LMI’s software products contain encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. LMI has submitted encryption products for technical review under U.S. export regulations and has received the necessary approvals. Any failure on LMI’s part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, which could harm LMI’s business and operating results. Foreign regulatory restrictions could impair LMI’s access to technologies that LMI seeks for improving LMI’s products and services and may also limit or reduce the demand for its products and services outside of the United States.

LMI’s operating results may be harmed if it is required to collect sales or other related taxes for its subscription services or pay regulatory fees in jurisdictions where it has not historically done so.

Primarily due to the nature of LMI’s services in certain states and countries, LMI does not believe it is required to collect sales or other related taxes from its customers in certain states or countries. However, one or more other states or countries may seek to impose sales, regulatory fees or other tax collection obligations on it, including for past sales by LMI or LMI’s resellers and other partners. A successful assertion that LMI should be collecting sales or other related taxes on its services or paying regulatory fees could result in substantial tax liabilities for past sales, discourage customers from purchasing LMI’s services or otherwise harm LMI’s business and operating results.

LMI’s reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on LMI’s reported financial results for periods prior and subsequent to such change. For example, recent new standards issued by the FASB that could materially impact LMI’s financial statements include revenue from contracts with customers, certain improvements to employee share-based payment accounting and accounting for leases. LMI may adopt one or more of these standards retrospectively to prior periods and the adoption may result in an adverse change to previously reported results. Additionally, the adoption of these standards may potentially require enhancements or changes in LMI’s systems and will require significant time and cost on behalf of LMI’s financial management. The prescribed periods of adoption of these standards and other pending changes in accounting principles generally accepted in the United States, are further discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Pronouncements” in LMI’s most recent Annual Report on Form 10-K, which is incorporated by reference.

Risks Related to Ownership of LMI Common Stock

LMI’s failure to raise additional capital or generate the cash flows necessary to expand LMI’s operations and invest in LMI’s services could reduce LMI’s ability to compete successfully.

LMI may need to raise additional funds, and LMI may not be able to obtain additional debt or equity financing on favorable terms, if at all. If LMI raises additional equity financing, LMI’s stockholders may experience significant dilution of their ownership interests, and the per share value of LMI common stock could decline. If LMI engages in debt financing, LMI may be required to accept terms that restrict LMI’s ability to pay dividends or make distributions, incur additional indebtedness and force LMI to maintain specified liquidity or other ratios. If LMI needs additional capital and cannot raise it on acceptable terms, LMI may not be able to, among other things:

•	develop or enhance services;

•	continue to expand its development, sales and marketing organizations;

•	acquire complementary technologies, products or businesses;

•	expand LMI’s operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

LMI’s stock price may be volatile, and the market price of LMI common stock may drop in the future.

During the period from LMI’s initial public offering in July 2009 through September 6, 2016, LMI common stock has traded as high as $91.72 and as low as $15.15. An active, liquid and orderly market for LMI common stock may not be sustained, which could depress the trading price of LMI common stock. Some of the factors that may cause the market price of LMI common stock to fluctuate include:

•	the success or failure of the Merger as well as LMI’s ability to realize the anticipated cost synergies, growth opportunities and other financial and operating benefits as a result of the Transactions;

•	fluctuations in LMI’s quarterly financial results or the quarterly financial results of companies perceived to be similar to LMI;

•	fluctuations in LMI’s recorded revenue, even during periods of significant sales order activity;

•	changes in estimates of LMI’s financial results or recommendations by securities analysts;

•	failure of any of LMI’s services to achieve or maintain market acceptance;

•	changes in market valuations of companies perceived to be similar to LMI;

•	announcements regarding changes to LMI’s current or planned products or services;

•	success of competitive companies, products or services;

•	changes in LMI’s capital structure, such as future issuances of securities or the incurrence of debt;

•	announcements by LMI or its competitors of significant new services, contracts, acquisitions or strategic alliances;

•	regulatory developments in the United States, foreign countries or both;

•	litigation, including stockholder litigation and/or class action litigation, involving LMI’s company, LMI’s services or LMI’s general industry, as well as announcements regarding developments in on-going litigation matters;

•	additions or departures of key personnel;

•	general perception of the future of the remote-connectivity market or LMI’s services;

•	investors’ general perception of LMI; and

•	changes in general economic, industry and market conditions.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of LMI common stock could decline for reasons unrelated to its business, financial condition or results of operations. If any of the foregoing occurs, it could cause LMI’s stock price to fall and may expose LMI to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

If securities or industry analysts who cover LMI, LMI’s business or LMI’s market publish a negative report or change their recommendations regarding LMI’s stock adversely, LMI’s stock price and trading volume could decline.

The trading market for LMI common stock is influenced by the research and reports that industry or securities analysts publish about LMI, LMI’s business, LMI’s market or LMI’s competitors. If any of the analysts who cover LMI or may cover LMI in the future publish a negative report or change their recommendation regarding LMI’s stock adversely, or provide more favorable relative recommendations about LMI’s competitors, LMI’s stock price would likely decline.

Certain stockholders could attempt to influence changes within LMI which could adversely affect LMI’s operations, financial condition and the value of LMI common stock.

LMI’s stockholders may from time-to-time seek to acquire a controlling stake in LMI’s company, engage in proxy solicitations, advance stockholder proposals or otherwise attempt to effect changes. Campaigns by stockholders to effect changes at publicly-traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist stockholders can be costly and time-consuming, and could disrupt LMI’s operations and divert the attention of the LMI Board of Directors and senior management from the pursuit of its business strategies. These actions could adversely affect LMI’s operations, financial condition and the value of LMI common stock.

Anti-takeover provisions contained in LMI’s certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

LMI’s certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by the LMI Board of Directors. LMI’s corporate governance documents include provisions:

•	establishing that the LMI Board of Directors is divided into three classes, with each class serving three-year staggered terms;

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to LMI common stock;

•	limiting the liability of, and providing indemnification to, LMI’s directors and officers;

•	limiting the ability of LMI’s stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of LMI’s stockholders and for nominations of candidates for election to the LMI Board of Directors;

•	controlling the procedures for the conduct and scheduling of LMI Board of Directors and stockholder meetings;

•	providing the LMI Board of Directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

•	restricting the forum for certain litigation brought against LMI to Delaware;

•	providing the LMI Board of Directors with the exclusive right to determine the number of directors on the LMI Board of Directors and the filling of any vacancies or newly created seats on the LMI Board of Directors; and

•	providing that directors may be removed by stockholders only for cause.

These provisions, alone or together, could delay hostile takeovers and changes in control of LMI’s company or changes in LMI’s management.

As a Delaware corporation, LMI is also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which generally prevents certain interested stockholders, including a person who beneficially owns 15% or more of LMI’s outstanding common stock, from engaging in certain business combinations with LMI within three years after the person becomes an interested stockholder unless certain approvals are obtained. Any provision of LMI’s certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for LMI’s stockholders to receive a premium for their shares of LMI common stock, and could also affect the price that some investors are willing to pay for LMI common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus-information statement, including information incorporated by reference into this proxy statement/prospectus-information statement, contains certain statements which may constitute “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Statements that are not historical fact are forward looking-statements, and are contained throughout this document. These forward-looking statements reflect management’s views and assumptions as of the date of this proxy statement/prospectus-information statement regarding future events and operating performance. Some of the forward-looking statements in this document can be identified by the use of forward-looking terms such as “believes”, “intends”, “expects”, “may”, “will”, “estimates”, “should”, “could”, “anticipates”, “plans”, “projects”, “forecasts” or other comparable terms. Forward-looking statements, such as certain pro forma information; any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements regarding future economic conditions or performance; any statements of belief; any statements regarding the expected effect or outcome of contingencies and litigation; and any statements of assumptions underlying any of the foregoing, are subject to known and unknown risks and uncertainties, many of which may be beyond the control of GetGo, Citrix and/or LMI, that could cause actual results to differ materially from any future results, performance, or achievements expressed or implied by the forward-looking statements.

You should understand that the following important factors, assumptions, risks and uncertainties could affect the future results of LMI and/or GetGo and could cause actual results to differ materially from those expressed in the forward-looking statements:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the risk that the LMI stockholders may not approve the Share Issuance in connection with the proposed Merger;

•	the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated;

•	risks that any of the closing conditions to the Merger, including Citrix’s distribution of the shares of GetGo common stock, may not be satisfied in a timely manner;

•	risks related to disruption of management time from ongoing business operations due to the proposed transactions;

•	failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected;

•	risks related to unanticipated costs of integration of GetGo by LMI;

•	the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI, Citrix and GetGo to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally;

•	the length of time necessary to consummate the proposed transactions;

•	adverse trends in economic conditions generally or in the industries in which LMI, Citrix and GetGo operate;

•	adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement;

•	LMI’s ability to compete effectively and successfully and to add new products and services;

•	LMI’s ability to successfully manage and integrate acquisitions;

•	the ability to attract new customers and retain existing customers in the manner anticipated;

•	unanticipated changes relating to competitive factors in the parties’ industries; and

•	potential business interruptions in connection with LMI’s technology systems.

THE LMI SPECIAL MEETING

General

This proxy statement/prospectus-information statement is being provided to LMI stockholders as part of a solicitation of proxies by the LMI Board of Directors for use at the LMI special meeting. This proxy statement/prospectus-information statement provides LMI stockholders with important information they need to know to be able to vote, or instruct their brokers or other nominees to vote, at the LMI special meeting.

Date, Time and Place

The LMI special meeting of stockholders will be held at the offices of Latham & Watkins LLP, 200 Clarendon Street, 27th Floor, Boston, Massachusetts 02116, on [●] at [●] [a.m./p.m.], Eastern time.

Matters for Consideration

At the special meeting, LMI stockholders will be asked to vote on the following proposals:

•	a proposal to approve the issuance of LMI common stock in connection with the Merger, which we refer to as the Share Issuance;

•	a proposal to adopt an amendment to LMI’s restated certificate of incorporation to increase the authorized number of shares of LMI common stock by an additional [●] shares, conditioned upon the closing of the Merger, which we refer to as the Charter Amendment;

•	a proposal to approve an amendment and restatement of LMI’s Amended and Restated 2009 Stock Incentive Plan to increase the number of shares of LMI common stock that may be issued under the plan by an additional [●] shares and extend the term of the plan to [●], 2026, conditioned upon the closing of the Merger, which we refer to as the Plan Amendment; and

•	a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Share Issuance, which we refer to as the meeting adjournment proposal.

Completion of the Merger is conditioned on approval by LMI stockholders of the Share Issuance, but is not conditioned on the approval of the Charter Amendment, the Plan Amendment or the meeting adjournment proposal. The Share Issuance, the Charter Amendment and the Plan Amendment become effective only if the Merger is completed.

THE LMI BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER, THE SHARE ISSUANCE, THE CHARTER AMENDMENT AND THE PLAN AMENDMENT AND UNANIMOUSLY RECOMMENDS THAT LMI STOCKHOLDERS VOTE FOR THE SHARE ISSUANCE, FOR THE CHARTER AMENDMENT AND FOR THE PLAN AMENDMENT.

THE LMI BOARD OF DIRECTORS ALSO UNANIMOUSLY RECOMMENDS THAT LMI STOCKHOLDERS VOTE FOR THE MEETING ADJOURNMENT PROPOSAL.

Record Date; Voting Information

The record date for the special meeting is [●]. Only holders of record of LMI common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof. As of the record date, approximately [●] shares of LMI common stock were issued and outstanding and entitled to notice of, and to vote at, the special meeting, and there were approximately

[●] holders of record of LMI common stock. Each share of LMI common stock shall entitle the holder to one vote on each of the proposals to be considered at the special meeting. A complete list of stockholders entitled to vote at the special meeting will be open to the examination of stockholders on the special meeting date and for a period of ten days prior to the special meeting, during normal business hours, at the offices of LogMeIn, Inc., 320 Summer Street, Boston, Massachusetts 02210.

If you are a record holder of LMI common stock on the record date, you may vote your shares of LMI common stock in person at the special meeting or by proxy as described below under “—Voting by Proxy.”

Quorum

The holders of a majority of the issued and outstanding common stock of LMI present either in person or by proxy at the special meeting will constitute a quorum. Proxies received but marked as abstentions will be included in the calculation of the number of shares considered to be present at the special meeting for purposes of determining if a quorum is present. Broker non-votes will not be included in the calculation of the number of shares considered to be present at the special meeting for purposes of determining if a quorum is present. If a quorum is not present or if there are not sufficient votes for the approval of the Share Issuance, LMI expects to, and if reasonably requested by Citrix will, adjourn the LMI special meeting to solicit additional proxies, subject to approval of the meeting adjournment proposal by the affirmative vote of a majority in voting power of the votes cast by the holders of all of the shares of LMI common stock present or represented at the special meeting and voting affirmatively or negatively. At any subsequent reconvening of the LMI special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the LMI special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Required Vote

LMI stockholders of record on the record date for the LMI special meeting may vote “FOR” or “AGAINST,” or may abstain from voting, on the proposal to approve each of the Share Issuance, the Charter Amendment, the Plan Amendment and the meeting adjournment. Consummation of the Transactions requires only the approval of the Share Issuance.

In accordance with NASDAQ rules, the DGCL, and LMI’s organizational documents, the approval by LMI stockholders of the Share Issuance proposal requires the affirmative vote of a majority of the votes cast by the holders of all of the shares of LMI common stock present in person or represented by proxy at the special meeting at which a quorum is present. This means the number of shares voted “FOR” the Share Issuance must exceed the number of shares voted “AGAINST” the Share Issuance. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for the Share Issuance proposal.

In accordance with the DGCL and LMI’s organizational documents, the approval of the Charter Amendment requires the affirmative vote of the holders of a majority of the shares of LMI common stock outstanding and entitled to vote at the special meeting. This means that of the outstanding shares, a majority of them must be voted “FOR” the Charter Amendment for it to be approved. Abstentions and broker non-votes will have the effect of a vote “AGAINST” the Charter Amendment proposal.

In accordance with Section 162(m) of the Code, the DGCL and LMI’s organizational documents, the approval of the Plan Amendment requires the affirmative vote of a majority of the votes cast by the holders of all of the shares of LMI common stock present in person or represented by proxy at the special meeting at which a quorum is present. This means the number of shares voted “FOR” the Plan Amendment must exceed the number of shares voted “AGAINST” the Plan Amendment. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for the Plan Amendment proposal.

In accordance with the DGCL and LMI’s organizational documents, the approval of the meeting adjournment proposal requires the affirmative vote of a majority of the votes cast by the holders of all of the shares of LMI common stock present in person or represented by proxy at the special meeting, whether or not a quorum is present. This means the number of shares voted “FOR” the meeting adjournment must exceed the number of shares voted “AGAINST” the meeting adjournment. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for the meeting adjournment proposal.

No vote of Citrix stockholders is required in connection with the Transactions, and the only vote required with respect to GetGo is the vote of Citrix as its sole stockholder, which stockholder approval has been obtained. No directors, executive officers or affiliates of Citrix or GetGo will have voting rights in connection with the Transactions with respect to their ownership of any Citrix common stock or GetGo common stock.

Voting by Proxy

If you were a record holder of LMI common stock at the close of business on the record date of the special meeting, a proxy card is enclosed for your use. LMI requests that you submit your proxy to vote your shares as promptly as possible by mail, telephone or internet by following the instructions on the proxy card. Information and applicable deadlines for submitting your proxy by mail, telephone or internet are set forth on the enclosed proxy card. When the accompanying proxy is properly returned, the shares of LMI common stock represented by it will be voted at the special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy card. Submitting your proxy by internet or telephone authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

If a properly executed proxy is returned without an indication as to how the shares of LMI common stock represented are to be voted with regard to a particular proposal, the LMI common stock represented by the proxy will be voted in accordance with the recommendation of the LMI Board of Directors and, therefore, “FOR” the proposal to approve the Share Issuance, “FOR” the proposal to approve the Charter Amendment, “FOR” the proposal to approve the Plan Amendment and “FOR” the meeting adjournment proposal.

At the date hereof, the LMI Board of Directors has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this proxy statement/prospectus-information statement or the related proxy card other than the matters set forth in the Notice of Special Meeting of Stockholders. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

If your broker, bank or other nominee holds your shares of LMI common stock in street name, you must either direct your nominee on how to vote your shares or obtain a proxy from your nominee to vote in person at the special meeting. Please check the voting form used by your nominee for information on how to submit your instructions to them.

Your vote is important. Accordingly, if you were a record holder of LMI common stock on the record date of the special meeting, please sign and return the enclosed proxy card or submit your proxy via the internet or telephone whether or not you plan to attend the special meeting in person. Proxies submitted through the specified internet website or by phone must be received by 11:59 p.m., Eastern Time, on [●].

Revocation of Proxies

If you are the record holder of LMI common stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the special meeting. You can do this by:

•	sending a written notice that is received prior to the special meeting stating that you revoke your proxy;

•	timely delivering a new, valid proxy bearing a later date (by mail, telephone or internet by following the instructions on the proxy card); or

•	attending the LMI special meeting and voting in person, which will revoke any proxy previously given. Simply attending the special meeting without voting will not revoke any proxy that you have previously given or change your vote.

A registered LMI stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder’s previous proxy.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

LogMeIn, Inc.

320 Summer Street

Boston, Massachusetts 02210

Attention: Senior Vice President, General Counsel and Secretary

If your shares are held in “street name” through a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or nominee in accordance with its established procedures. If your shares are held in the name of a broker, bank or other nominee and you decide to revoke your proxy by attending the special meeting and voting in person, your vote in person at the special meeting will not be effective unless you have obtained and present an executed proxy issued in your name from the record holder (your broker, bank or nominee).

Voting by LMI Directors and Executive Officers

At the close of business on the record date of the special meeting, LMI directors and executive officers were entitled to vote approximately [●]% of the shares of LMI common stock outstanding on the record date. LMI currently expects that its directors and executive officers and their affiliates will vote their shares in favor of all proposals. In addition, Michael K. Simon, Chairman of the LMI Board of Directors and former Chief Executive Officer, who owns more than 3% of the LMI common stock outstanding, has entered into a voting agreement with Citrix whereby he has agreed to, among other things, vote all shares held by him in favor of the Share Issuance and the Charter Amendment.

Solicitation of Proxies

LMI is soliciting proxies for the special meeting and will bear all expenses in connection with solicitation of proxies. LMI has retained [●], a third party proxy consultant, to solicit proxies in connection with the special meeting at a cost of approximately $[●] plus expenses. Upon request, LMI will pay brokerage houses, custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for sending proxy materials to, and obtaining instructions from, persons for whom they hold shares. LMI expects to solicit proxies primarily by mail, but its directors, officers and other employees of LMI may, without any pay, solicit in person or by internet, telephone or mail.

Other Matters

As of the date of this proxy statement/prospectus-information statement, the LMI Board of Directors knows of no other matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus-information statement. If any other matters properly come before the special meeting of LMI stockholders, or any adjournments or postponements of the special meeting, and are properly voted upon, the enclosed proxies will give the individuals that LMI stockholders name as proxies therein discretionary authority to vote the shares represented by these proxies as to any of these matters; provided, however, that those individuals will only exercise this discretionary authority with respect to matters that were unknown a reasonable time before the solicitation of proxies.

Assistance

LMI stockholders who need assistance in voting their shares or need a copy of this proxy statement/prospectus-information statement should contact:

[●]

[●]

[●]

Telephone: [●]

Email: [●]

LMI stockholders should contact LMI’s transfer agent, at the phone number or address listed below, if they have questions concerning transfer of ownership or other matters pertaining to their stock accounts.

American Stock Transfer & Trust Company

6201 15th Avenue

Brooklyn, NY 11219

Telephone: (800) 937-5449

THE TRANSACTIONS

General

GetGo was incorporated in Delaware on March 31, 2016 for the purpose of holding the GoTo Business. On July 26, 2016, Citrix and LMI announced that they had entered into an agreement pursuant to which LMI will combine with Citrix’s GoTo Business. In connection with the Transactions, Citrix will effect (1) the separation of the GoTo Business from Citrix’s other businesses, (2) the distribution of all of the shares of GetGo common stock to Citrix’s stockholders entitled to shares of GetGo common stock in the Distribution, and (3) immediately thereafter, the merger of Merger Sub with and into GetGo, with GetGo becoming a wholly owned subsidiary of LMI. Following the consummation of the Transactions, Citrix equityholders are expected to own approximately 50.1% of LMI common stock on a fully diluted basis after the Merger, and current LMI equityholders are expected to own approximately 49.9% of LMI common stock on a fully diluted basis after the Merger. Citrix stockholders will retain the shares of Citrix common stock that they held prior to the Merger.

In order to effect the Separation, the Distribution and the Merger, LMI, Citrix, GetGo and Merger Sub entered into a number of agreements, including the Merger Agreement and the Separation Agreement. These agreements, which are described in greater detail in this proxy statement/prospectus-information statement, provide for (1) the contribution of assets by Citrix and its subsidiaries to GetGo, and certain entities that will be subsidiaries of GetGo at the closing of the Merger, pursuant to an internal reorganization of certain assets, liabilities and entities, in order to separate the GoTo Business from Citrix’s other businesses, (2) the distribution of all of the shares of GetGo common stock to an exchange agent to be held collectively for the benefit of Citrix stockholders of record on the record date for the Distribution who are entitled to a pro rata distribution of such shares in the Distribution, (3) the merger of Merger Sub with and into GetGo, with GetGo being the surviving corporation of the Merger and a wholly owned subsidiary of LMI and (4) the automatic conversion of shares of GetGo common stock into shares of LMI common stock pursuant to the Merger, the distribution of book-entry authorizations for such shares of LMI common stock to Citrix stockholders entitled to shares of GetGo common stock in the Distribution and the payment of cash in lieu of fractional shares (if any) of such LMI common stock. In addition, LMI, Citrix, GetGo and Merger Sub have also entered into various ancillary agreements in connection with the Transactions that will govern the relationship among LMI, Citrix, GetGo and their respective affiliates after the Separation, the Distribution and the Merger.

Transaction Sequence

Below is a step-by-step list illustrating the sequence of material events relating to the Separation, the Distribution and the Merger. Each of these events is discussed in more detail elsewhere in this proxy statement/prospectus-information statement. LMI and Citrix anticipate that the Separation, Distribution and Merger will occur in the following order:

Step 1: At or prior to the date of the Distribution, referred to as the Distribution Date, Citrix, GetGo and certain of each of their subsidiaries will engage in a series of steps, which may include transfers of securities, formation of new entities or other actions, to effect an internal reorganization.

Step 2: On the Distribution Date, to the extent not previously effected pursuant to the internal reorganization, (a) Citrix and certain Citrix subsidiaries will transfer to GetGo or a GetGo designee certain assets related to the GoTo Business and certain liabilities related to the GoTo Business, and (b) GetGo and certain GetGo subsidiaries will transfer to Citrix or a Citrix designee assets excluded from the GoTo Business and liabilities excluded from the GoTo Business. The separation of the GoTo Business from the other businesses of Citrix pursuant to the Separation Agreement is referred to as the Separation.

Step 3: Following the Separation in Step 2, Citrix will distribute shares of GetGo common stock to the stockholders of Citrix, referred to as the Distribution. Citrix will effect the Distribution by distributing on a pro rata basis all of the shares of GetGo common stock it holds to Citrix stockholders entitled to shares of GetGo common stock in the Distribution as of the record date of the Distribution. Citrix will deliver the shares of GetGo common stock to the exchange agent, who will hold such shares for the benefit of Citrix stockholders.

Step 4: Immediately following the Distribution, Merger Sub will merge with and into GetGo, with GetGo being the surviving corporation of the Merger as a wholly owned subsidiary of LMI. In the Merger, each share of GetGo common stock held by Citrix stockholders will be automatically converted into the right to receive one share of LMI common stock. Citrix equityholders are expected to collectively own approximately 50.1% of the shares of LMI common stock on a fully diluted basis after the Merger, and LMI equityholders immediately prior to the Merger are expected to collectively own approximately 49.9% of the shares of LMI common stock on a fully diluted basis after the Merger.

Step 5: The exchange agent will distribute to Citrix stockholders entitled to shares of GetGo common stock in the Distribution shares of LMI common stock in the form of a book-entry authorization and cash in lieu of fractional shares (if any) in accordance with the terms of the Separation Agreement and the Merger Agreement.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure of the parties to the Transactions, the corporate structure of the parties immediately following the Distribution but before the Merger, and the final corporate structure immediately following the consummation of the Merger.

The Separation and Distribution

As part of the Separation and immediately prior to the Distribution, to the extent not previously effected pursuant to an internal reorganization, (a) Citrix and certain Citrix subsidiaries will transfer to GetGo or a GetGo designee certain assets related to the GoTo Business and certain liabilities related to the GoTo Business, and (b) GetGo and certain GetGo subsidiaries will transfer to Citrix or a Citrix designee assets excluded from the GoTo Business and liabilities excluded from the GoTo Business, in order to separate the GoTo Business from Citrix’s other businesses prior to the Distribution.

After the Separation, and immediately prior to the Merger, Citrix will distribute all of the shares of GetGo common stock it holds to the Citrix stockholders as of the record date of the Distribution on a pro rata basis. Citrix will effect the Distribution by delivering the shares of GetGo common stock to the exchange agent. The exchange agent will hold such shares for the benefit of Citrix stockholders that are entitled to shares of GetGo common stock pending the effective time of the Merger and the automatic conversion of such shares of GetGo common stock into shares of LMI common stock. After the Distribution, Citrix will not own any shares of GetGo common stock.

As part of the Separation and pursuant to the Merger Agreement, the parties have agreed that at the closing of the Merger, GetGo should have a target amount of non-cash net working capital of $29.0 million, zero indebtedness, and a target amount of cash on hand of $25.0 million.

As of the date of this proxy statement/prospectus-information statement, the Citrix Board of Directors has not set a record date for the Distribution. Citrix will publicly announce the record date for the Distribution when the record date has been determined, and prior to the completion of the Distribution and the Merger.

The specific terms of the Separation, including the specific assets and liabilities to be transferred to GetGo or a GetGo designee and the procedures by which Citrix and GetGo will become separate companies are described in more detail in “The Transaction Agreements—The Separation Agreement” on page 121.

The Merger

Immediately after the Distribution, pursuant to and in accordance with the terms and conditions of the Merger Agreement, Merger Sub will merge with and into GetGo whereby the separate corporate existence of Merger Sub will cease and GetGo will survive the Merger as a wholly owned subsidiary of LMI. After the Merger, LMI will continue its existence as a separately traded public company, owning the combined businesses of LMI and GetGo.

In the Merger, each share of GetGo common stock (except for any such shares held as treasury stock, which will be cancelled) will be automatically converted into the right to receive LMI common stock, as described below under “—Calculation of Merger Consideration.” Following the Merger, an exchange agent will distribute to each Citrix equityholder entitled to shares of GetGo common stock in the Distribution book-entry authorizations representing the number of whole shares of LMI common stock that such equityholder is entitled to receive in the Merger. The exchange agent will also distribute to each Citrix equityholder entitled to shares of GetGo common stock in the Distribution cash in lieu of fractional shares of LMI common stock, if any. Citrix stockholders entitled to shares of GetGo common stock in the Distribution will not be required to pay for the shares of LMI common stock that they will receive in the Merger, and they will also retain all of their shares of Citrix common stock that they held prior to the Merger.

Calculation of Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of GetGo common stock (except for any such shares held as treasury stock, which will be cancelled) will be automatically converted into the right to receive one share of LMI common stock. The conversion set forth in the Merger Agreement, after giving effect to the issuance of GetGo shares to Citrix under the Separation Agreement and the distribution of GetGo shares to the stockholders of Citrix in the Distribution, is expected to result in equityholders of Citrix collectively holding approximately 50.1% of the shares of LMI common stock on a fully diluted basis immediately following the Merger. Citrix expects to distribute 26,868,269 shares of GetGo common stock to Citrix stockholders in the Distribution. As a result, it is presently estimated that Citrix stockholders entitled to shares of GetGo common stock in the Distribution will be entitled to receive [●] shares of LMI common stock for each share of Citrix common stock that they own on the record date for the Distribution, based on the number of shares of Citrix common stock outstanding on [●]. LMI currently expects to issue approximately 27.6 million shares of LMI common stock to Citrix equityholders in connection with the Merger. This number includes an estimated 0.7 million shares of LMI common stock that may be issued following the Merger upon settlement of LMI restricted stock units to be granted to GetGo employees in substitution for outstanding Citrix restricted stock units in connection with the Merger. However, the actual number of LMI restricted stock units to be issued to GetGo employees in substitution for outstanding Citrix restricted stock units in connection with the Merger (and, accordingly, the number of shares of LMI common stock that may be issued following the Merger upon settlement of the LMI restricted stock units) will be determined shortly following the closing of the Merger based upon the relative stock prices of Citrix prior to the Merger and LMI following the Merger.

The number of shares of LMI common stock to be issued in the Merger is subject to an adjustment mechanism in limited circumstances. See “Transaction Agreements—Merger Agreement—Merger Consideration.”

Immediately after the Merger, the exchange agent will distribute to each Citrix stockholder entitled to shares of GetGo common stock in the Distribution the number of whole shares of LMI common stock to which the stockholder has a right to receive in the form of a book-entry authorization. No fractional shares of LMI common stock will be issued pursuant to the Merger. All fractional shares of LMI common stock that a Citrix stockholder entitled to shares of GetGo common stock in the Distribution would otherwise be entitled to receive as a result of the Merger will be aggregated by the exchange agent selected by Citrix, and the exchange agent will cause the whole shares obtained by such aggregation to be sold in the open market or otherwise at then-prevailing market prices no later than five business days after the Distribution. The exchange agent will make available the net proceeds of the sale, after deducting any required withholding taxes and agent fees, on a pro rata basis, without interest, as soon as practicable following the Merger to the Citrix stockholders entitled to shares of GetGo common stock in the Distribution that would otherwise be entitled to receive such fractional shares of LMI common stock pursuant to the Merger.

Anticipated Costs of the Transactions

Citrix and LMI have incurred certain costs and will incur additional costs in connection with the Transactions. The Merger Agreement provides that the fees and expenses incurred in connection with printing and mailing this proxy statement/prospectus-information statement and GetGo’s registration statement on Form 10 and all SEC filing fees relating to the Transactions will be borne by the party responsible for such disclosure, with LMI bearing the costs associated with this proxy statement/prospectus-information statement and Citrix bearing the cost of GetGo’s registration statement on Form 10.

The Merger Agreement also provides that all filing or notice fees required in connection with any required governmental consents, authorizations or notices will be paid by the applicable party making such notice or filing, except that with respect to any required antitrust regulatory approvals (including under the HSR Act), LMI or Citrix, as applicable, will reimburse the other for its portion of the antitrust filings fees such that LMI and Citrix will bear the cost of such fees evenly.

The Merger Agreement provides that all other fees and expenses incurred by the parties in connection with the Transactions shall be borne solely by the party that has incurred such fees and expenses.

LMI, Citrix and GetGo expect their combined transaction expenses to be approximately $165 to $180 million, approximately $45 to $50 million of which are expected to be incurred by LMI and approximately $120 to $130 million of which are expected to be incurred by Citrix and GetGo on a pre-tax basis. LMI, Citrix and GetGo anticipate that a significant portion of these total transaction expenses will be attributable to advisory fees to be paid to legal, financial and tax advisors, accountants, and auditors.

Trading Markets

Citrix Common Stock

Following the Merger, Citrix stockholders will continue to hold their shares of Citrix common stock, subject to the same rights as prior to the Separation, the Distribution and the Merger, except that their shares of Citrix common stock will represent an interest in Citrix that no longer reflects the ownership and operation of the GoTo Business. Shares of Citrix common stock will continue to be traded publicly on the NASDAQ Global Select Market. Citrix stockholders, to the extent they were holders of record on the record date of the Distribution, will also hold shares of LMI common stock after the Transactions.

GetGo Common Stock

There currently is no trading market for shares of GetGo common stock, and no such trading market is expected to be established in the future prior to the Merger. All outstanding shares of GetGo common stock will automatically be canceled and cease to exist at the effective time of the Merger and upon their conversion into shares of LMI common stock.

LMI Common Stock

LMI common stock began trading on the NASDAQ Global Select Market under the ticker symbol “LOGM” on July 1, 2009. After the Merger, shares of LMI will continue to trade on the NASDAQ Global Select Market.

Background of the Merger

Each of the LMI Board and the Citrix Board, together with senior management, periodically, and in the ordinary course, evaluate and consider a variety of financial and strategic opportunities to enhance stockholder value as part of their respective long-term business plans.

On July 28, 2015, as a result of such a review of these opportunities by the Citrix Board, together with senior management, Citrix publicly announced a review of strategic alternatives for its GoTo family of service offerings with assistance from its financial advisors, Qatalyst Partners LP and Goldman, Sachs & Co. The Citrix Board subsequently formed a Transaction Committee of independent directors to oversee such review, which we refer to as the Citrix Transaction Committee.

On August 20, 2015, Michael Simon, Chairman of the LMI Board and Chief Executive Officer at the time, contacted Thomas Bogan, the then Citrix Lead Independent Director, to express interest in a potential strategic transaction involving Citrix’s GoTo family of service offerings. Mr. Bogan told Mr. Simon that Citrix was in the process of considering strategic alternatives for those offerings and that LMI’s interest would be reported to the Citrix Board in connection with this process. Mr. Bogan also introduced Mr. Simon to representatives of Citrix’s financial advisors. Mr. Simon then introduced members of the LMI management team to such representatives.

On August 25, 2015, members of the LMI management team spoke by telephone with representatives of Citrix’s financial advisors regarding Citrix’s process for review of its strategic alternatives with respect to the GoTo family of service offerings.

During the fall of 2015, the Citrix Board and the Citrix Transaction Committee held meetings to review potential strategic alternatives for the GoTo family of service offerings. Representatives of Citrix’s senior management and financial advisors were generally present and participated in these meetings. As a result of such review, the Citrix Board, upon the recommendation of the Citrix Transaction Committee, determined that Citrix should separate the GoTo Business for strategic and operational reasons and pursue a spin-off of the GoTo Business while also exploring a potential combination of the GoTo Business with a strategic party in a Reverse Morris Trust transaction.

From August 26, 2015 through mid-November 2015, LMI management periodically exchanged emails with representatives of Citrix’s financial advisors inquiring about the status of Citrix’s process in considering strategic alternatives with respect to the GoTo family of service offerings.

On November 17, 2015, Citrix announced a plan to spin off the GoTo Business into a separate, publicly traded company. Thereafter, Citrix engaged in activities to prepare for the separation of the GoTo Business, which was expected to be completed in the second half of 2016.

On November 18, 2015, representatives of Citrix’s financial advisors, at the direction of the Citrix Board, contacted LMI to discuss the possibility of a Reverse Morris Trust transaction involving the GoTo Business.

On November 19, 2015, the LMI Board, at a regularly scheduled meeting, discussed the recent announcement by Citrix and the possibility of a strategic combination between LMI and the GoTo Business. The LMI Board determined that LMI management should pursue further discussions with Citrix and its advisors regarding the potential transaction involving the GoTo Business.

On November 20, 2015, representatives of Citrix’s financial advisors, at the direction of the Citrix Board, and representatives of LMI management held a telephone conference call in which the LMI management representatives relayed LMI’s interest in potentially exploring a transaction involving the GoTo Business, and the participants agreed to facilitate scheduling an in-person meeting between representatives of LMI and Citrix.

On November 23, 2015, LMI and Citrix entered into a confidentiality agreement to facilitate exploratory discussions and the exchange of confidential information to determine whether there was mutual interest in pursuing a possible transaction.

On December 17, 2015, William Wagner, President and Chief Executive Officer of LMI, along with other senior members of LMI management, met with representatives of Citrix, including senior management of the GoTo Business, at the offices of one of Citrix’s financial advisors in New York City, New York, to discuss the GoTo Business, its operations and related financial matters. Mr. Wagner also provided an overview of LMI’s business. Representatives of LMI’s and Citrix’s respective financial advisors also attended this meeting. Thereafter, LMI and Citrix, together with their respective financial advisors, continued to discuss a potential strategic combination involving LMI and the GoTo Business, and LMI and Citrix conducted preliminary due diligence.

On December 29, 2015, Citrix’s financial advisors, at the direction of the Citrix Board, sent LMI a formal process letter inviting LMI to submit a written proposal regarding a strategic combination with the GoTo Business and outlining the content to be included and procedures for submitting such a proposal.

On January 13, 2016, Mr. Wagner met with Christopher Hylen, Senior Vice President and General Manager of the GoTo Business, in Las Vegas, Nevada, where they discussed their respective businesses and the potential cultural and strategic fit.

On January 21, 2016, Rob Lawrence, Senior Vice President of Corporate Strategy of LMI, had a telephone conversation with representatives of one of Citrix’s financial advisors regarding LMI’s continued interest in a potential transaction involving the GoTo Business and agreed that LMI would inform Citrix’s financial advisors once LMI had made a decision as to whether to proceed with submitting a written indication of interest.

On February 2, 2016, the LMI Board held a regularly scheduled meeting during which the potential transaction with the GoTo Business was discussed, and Mr. Wagner and other members of the LMI management team provided an update regarding LMI management’s initial due diligence investigation of the GoTo Business and the potential transaction. Representatives of LMI’s financial and legal advisors also attended this meeting. At this meeting, the LMI Board determined to proceed with submission of a preliminary non-binding proposal to Citrix for a strategic combination involving LMI and the GoTo Business and authorized Mr. Wagner to engage and negotiate with Citrix’s representatives regarding this proposal.

On February 5, 2016, Mr. Wagner contacted Mr. Hylen via telephone to present the terms of LMI’s non-binding proposal to Citrix for a strategic combination involving LMI and the GoTo Business. LMI later submitted a written non-binding proposal containing the terms presented by Mr. Wagner to Citrix. LMI’s non-binding proposal contemplated a strategic combination to be effected through a Reverse Morris Trust transaction that would result in an ownership split of approximately 50.1% for Citrix holders and 49.9% for LMI holders, upon consummation of the transaction. LMI’s non-binding proposal also contemplated: (1) a $100 million cash contribution by Citrix to the GoTo Business; (2) no debt on the GoTo Business’ balance sheet at the time of closing; (3) a normalized level of working capital for the GoTo Business; and (4) one or two seats for Citrix designees on the board of directors of the combined company, expanding the board from nine to ten members. The proposal was accompanied by a request for exclusive negotiations between the parties.

On February 15, 2016, representatives of Citrix’s financial advisors, at the direction of the Citrix Board, contacted Mr. Lawrence to propose: (1) an ownership split of 62% for Citrix holders and 38% for LMI holders; (2) no cash contribution by Citrix; and (3) equal representation on the combined company board.

On February 16, 2016, Mr. Wagner contacted Mr. Hylen and expressed concern about the difference in the equity ownership split proposed by each party.

On February 18, 2016, Mr. Lawrence spoke telephonically with representatives of one of Citrix’s financial advisors regarding LMI’s preliminary proposal and the proposed equity ownership percentages.

On February 24, 2016, representatives of Citrix’s financial advisors, at the direction of the Citrix Board, contacted Mr. Lawrence to propose an ownership split of 55% to 45%.

On February 27, 2016, Mr. Lawrence spoke with representatives of Citrix’s financial advisors and indicated that the LMI Board would not accept this ownership split, but that LMI would consider submitting a revised non-binding proposal in the next week.

On March 1, 2016, LMI submitted a further revised non-binding written proposal to Citrix for a strategic combination involving LMI and the GoTo Business. LMI’s revised non-binding proposal contemplated: (1) an ownership split of 52% to 48%; (2) sufficient working capital to be contributed by Citrix for the GoTo Business, including a cash component equivalent to at least two months of GAAP expenses and capital expenditure requirements for the GoTo Business and funds required to execute a proposed synergy plan in an amount proportionate to the Citrix stockholders’ pro rata ownership of the combined company; and (3) four seats for Citrix designees on the combined company board, which board would remain at nine members.

On March 4, 2016, at the direction of LMI management, representatives of RBC Capital Markets, LMI’s financial advisor, provided Citrix’s financial advisors with certain financial due diligence requests on behalf of LMI with respect to the GoTo Business.

On March 13, 2016, representatives of Citrix’s financial advisors, at the direction of the Citrix Board, and representatives of LMI’s financial advisor, at the direction of the LMI Board, held a telephone conference to discuss potential next steps and determined that an appropriate next step to facilitate discussions would be for Citrix to provide LMI with three-year audited financial statements for the GoTo Business, which could further inform discussions between LMI and Citrix regarding the economic terms for the proposed transaction. LMI’s financial advisor subsequently informed LMI about the telephone conference and the proposed course of action.

On March 17, 2016, Mr. Wagner and Mr. Hylen had a telephone call during which they discussed the parties’ ongoing interest in pursuing the proposed transaction, the timing of such transaction, including delivery of audited financial statements for the GoTo Business, and the terms of LMI’s March 1st proposal. Mr. Wagner informed Mr. Hylen that LMI wished to suspend further formal discussions regarding a potential transaction until Citrix provided LMI with audited financial statements for the GoTo Business.

During the period between March 17, 2016 and May 3, 2016, Mr. Wagner and Mr. Hylen continued to have periodic telephone calls to discuss the status of the audited financial statements for the GoTo Business and related matters.

On May 3, 2016, Citrix provided LMI with three-year audited financial statements for the GoTo Business and related business and financial due diligence materials.

On May 9, 2016, the parties resumed discussions regarding a potential transaction when Mr. Wagner, Mr. Simon, Robert Calderoni, Executive Chairman of the Citrix Board, Mr. Hylen and members of the senior management teams of LMI and Citrix met for dinner in Boston, Massachusetts, at which they discussed LMI and the GoTo Business, the potential cultural and strategic fit between the two businesses, and the economic terms for a possible transaction.

On May 13, 2016, several members of LMI’s senior management held a conference call with members of the senior management team of the GoTo Business during which the parties discussed the GoTo Business financial statements and the Citrix representatives reviewed Citrix’s preliminary financial forecasts for the GoTo Business for 2016-2018. The LMI management team presented an overview of LMI’s business and reviewed LMI’s preliminary financial outlook for 2016-2018. The parties also discussed potential synergies in the proposed transaction. Representatives of the parties’ respective financial advisors also attended this meeting.

On May 17, 2016, representatives of LMI and Citrix, including Mr. Wagner, Mr. Hylen and other senior management of the GoTo Business, held an in-person meeting in Boston, Massachusetts and discussed potential synergies in the proposed transaction and also conducted preliminary business and financial due diligence. Representatives of the parties’ respective financial advisors also attended this meeting.

On May 25, 2016, Mr. Simon contacted Mr. Calderoni to discuss a potential transaction between the parties with a 50.1% to 49.9% ownership split.

On May 26, 2016, the LMI Board convened a regularly scheduled meeting in Boston, Massachusetts, during which the potential transaction with the GoTo Business was discussed, and Mr. Wagner and other senior members of the LMI management team provided an update regarding LMI management’s due diligence findings with respect to the GoTo Business and the potential transaction. At this meeting, the LMI Board also discussed the strategic rationales for the proposed transaction, and LMI’s financial advisor discussed preliminary financial aspects related to the proposed transaction. The LMI Board directed management to continue to pursue further discussions with Citrix representatives regarding the potential transaction but reiterated the position that the LMI Board would not support a transaction that did not include a 50.1% to 49.9% ownership split.

Later on May 26, 2016, Mr. Wagner contacted Mr. Hylen to reiterate LMI’s interest, but also indicated that the LMI Board would not support a transaction that did not include the 50.1% to 49.9% ownership split as previously proposed by LMI.

On May 31, 2016, Mr. Calderoni contacted Mr. Simon to schedule a meeting to discuss the terms of a potential transaction between the parties with a 50.1% to 49.9% ownership split as proposed by LMI, noting that certain other financial and governance terms would need to be negotiated by the parties.

On June 2, 2016, Mr. Simon and Mr. Wagner had dinner with Mr. Calderoni in Boston, Massachusetts, at which they discussed the terms of a potential transaction between the parties. At this meeting, Mr. Calderoni indicated that Citrix would be willing to continue discussions with respect to a transaction with a 50.1% to 49.9% ownership split if Citrix did not have to contribute cash in the transaction and only had to deliver a normalized level of non-cash working capital for the GoTo Business. The parties also discussed potential synergies in the proposed transaction, a governance structure to oversee the execution of the synergy opportunities, and the public announcement of those synergy opportunities. In connection with this discussion, Mr. Calderoni proposed (1) the formation of an operating committee of the combined company board of two Citrix director designees and two existing LMI directors, to oversee the realization of these potential synergies, and (2) the engagement by the combined company of a third-party advisor to further assist with the realization of the anticipated synergies.

On June 5, 2016, the LMI Board held a special meeting for the purpose of discussing the potential strategic combination with the GoTo Business and a revised non-binding proposal that LMI would submit to Citrix. The LMI Board determined to proceed with submission of the further revised non-binding proposal.

On June 6, 2016, Mr. Wagner and Mr. Calderoni had a telephone conversation to further discuss the potential terms of a transaction. During this conversation, Mr. Wagner requested that Citrix contribute $25 million of cash and 60 days of working capital for the GoTo Business as part of the transaction. Mr. Calderoni reiterated Citrix’s unwillingness at such time to contribute cash as part of a transaction with a 50.1% to 49.9% ownership split.

Following the telephone conversation on June 6, 2016, LMI submitted a revised non-binding written proposal to Citrix for a strategic combination involving LMI and the GoTo Business based upon a 50.1% to 49.9% ownership split on a fully diluted basis that contemplated as part of the transaction: (1) a $25 million cash contribution by Citrix; and (2) an additional $55 to $65 million of cash to cover 45 days of GAAP expenses for the GoTo Business. LMI’s June 6, 2016 proposal also included a $25 million cash contribution by LMI to fund the proposed synergy plan. Shortly following receipt of the revised proposal, Mr. Calderoni contacted Mr. Wagner and reiterated Citrix’s unwillingness at such time to contribute the requested cash as part of a transaction with a 50.1% to 49.9% ownership split. During this conversation, Mr. Wagner also informed Mr. Calderoni of LMI’s desire to pay at least one cash dividend to its existing stockholders prior to the closing of the proposed transaction, depending on the timing of the closing.

Later on June 6, 2016, Citrix provided a revised non-binding written proposal to LMI based upon a 50.1% to 49.9% ownership split and that contemplated: (1) no cash contribution by Citrix; (2) a normalized level of working capital for the GoTo Business; (3) a $50 million loan from Citrix to LMI; (4) no cash dividend payable by LMI prior to closing; and (5) the formation of an operating committee of the combined company board with equal representation by Citrix and LMI board designees, the engagement by the combined company of a third-party advisor to assist with the realization of potential synergies, and the public announcement of $100 million of run-rate synergy opportunities identified with respect to the proposed transaction.

On June 7, 2016, Mr. Wagner contacted Mr. Calderoni to propose that each party deliver $60 million of net cash to the combined entity as part of the transaction. Mr. Calderoni reiterated Citrix’s unwillingness at such time to contribute cash as part of a transaction with a 50.1% to 49.9% ownership split. Later on June 7, 2016, representatives of Citrix’s financial advisors, at the direction of the Citrix Board, contacted representatives of LMI’s financial advisor to discuss the cash contribution component and LMI’s desire to pay at least one cash dividend to its existing stockholders prior to the closing of the proposed transaction. LMI’s financial advisor subsequently informed LMI as to the feedback received from Citrix’s financial advisors in such discussion.

On June 8, 2016, Mr. Wagner and Mr. Calderoni had further discussions regarding the cash contribution component and LMI’s desire to pay at least one cash dividend to its existing stockholders prior to the closing of the proposed transaction, depending on the timing of the closing. Mr. Calderoni reiterated Citrix’s unwillingness at such time to contribute cash as part of a transaction with a 50.1% to 49.9% ownership split. During this conversation, Mr. Wagner indicated that LMI would be sending Citrix a revised proposal.

On June 9, 2016, LMI sent Citrix a further revised non-binding written proposal based upon a 50.1% to 49.9% ownership split and that contemplated an $85 million cash contribution by Citrix, noting that LMI would contribute approximately the same amount of net cash to the combined entity after taking into account payment of the proposed cash dividend to its existing stockholders prior to closing. Following receipt of this proposal, Mr. Calderoni contacted Mr. Wagner to indicate that Citrix was not willing to continue discussions regarding a potential transaction given the inability of the parties to reach agreement on the cash component to be provided by each party.

On June 10, 2016, LMI notified the members of the LMI Board that the parties had been unable to reach agreement on certain terms of the proposed transaction and that Citrix had discontinued discussions.

On June 11 and 12, 2016, Mr. Wagner had various telephone discussions with members of the LMI Board, including Mr. Simon, during which it was determined that Mr. Simon would contact Mr. Calderoni.

On June 13, 2016, Mr. Simon contacted Mr. Calderoni to indicate that LMI would like to continue discussions regarding a potential transaction and expected to submit a further revised proposal.

On June 14, 2016, LMI submitted a revised non-binding written proposal to Citrix for a strategic combination involving LMI and the GoTo Business. LMI’s revised non-binding proposal contemplated: (1) an ownership split of 50.1% for Citrix equityholders and 49.9% for existing LMI equityholders; (2) sufficient working capital for the GoTo Business to operate on a stand-alone basis, including a cash component equal to $25 million; (3) a $25 million loan from Citrix to LMI; (4) payment by LMI of up to three dividends of $0.50 per share to its stockholders prior to closing; (5) four seats for Citrix designees on the combined company board, which board would remain at nine members; and (6) the formation of an operating committee of the combined company board with equal representation by Citrix and LMI board designees, the engagement by the combined company of a third-party advisor to assist with the realization of the anticipated synergies as requested by Citrix, and the public announcement of $100 million of run-rate synergy opportunities identified with respect to the proposed transaction.

On June 15, 2016, Citrix provided a revised non-binding written proposal to LMI in order to clarify certain terms, including the timing for payment of the cash dividend to LMI stockholders. The revised proposal also contemplated the delivery by Citrix of a normalized level of non-cash working capital for the GoTo Business instead of sufficient working capital for the GoTo Business to operate on a stand-alone basis as included in LMI’s June 14th proposal.

On June 15 and June 16, 2016, Mr. Wagner and Mr. Calderoni had various telephonic discussions regarding Citrix’s revised non-binding written proposal.

On June 16, 2016, LMI submitted a further revised non-binding written proposal to Citrix, having accepted the material terms proposed by Citrix, as the basis for proceeding with confirmatory business and legal due diligence and transaction documentation. Citrix and LMI also executed an exclusivity agreement providing for a mutual exclusive negotiation period of 45 days.

On June 17, 2016, LMI and Citrix exchanged due diligence request lists, and thereafter, the parties populated on-line data rooms in preparation for performing reciprocal confirmatory business and legal due diligence.

On June 18, 2016, a conference call was held between members of LMI and Citrix management and the companies’ respective outside counsel regarding proposed next steps with respect to legal documentation and actions and deliverables for a definitive merger agreement and separation agreement. During this conference call, the parties agreed that Citrix and its counsel would provide initial drafts of these agreements in the coming days and that the parties would schedule in-person meetings to negotiate the terms of the transaction documentation during the first week of July.

On June 21, 2016, Mr. Wagner and Mr. Hylen met in Santa Monica, California, and discussed the structure and organization of the GoTo Business. Separately, a conference call was held between members of LMI and Citrix management and the companies’ respective outside counsel regarding the proposed transaction timing and process for preparation of SEC filings and financial statements in connection with the Merger. On June 21, 2016, the parties also opened access to their respective on-line data rooms.

On June 22, 2016, the LMI Board appointed a Transaction Committee for the purpose of assisting and consulting with LMI’s management team in connection with the proposed transaction, referred to as the LMI Transaction Committee.

On June 23, 2016, Goodwin Procter LLP, counsel to Citrix, distributed an initial draft of the Merger Agreement to Latham & Watkins LLP, referred to as Latham, counsel to LMI.

On June 24, 2016, Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Citrix, distributed an initial draft of the Separation Agreement to Latham. Over the next two weeks, LMI and Citrix and their respective legal advisors exchanged drafts of the Merger Agreement, Separation Agreement and other Transaction Documents and spoke by telephone regarding the terms of these agreements.

In June and July 2016, the LMI Transaction Committee met periodically to evaluate the terms reflected in the non-binding proposal and to discuss the merits of the proposed transaction with and provide guidance to members of LMI management. In each instance, the LMI Transaction Committee continued to support the proposed transaction and recommended that the LMI management team and the full LMI Board continue pursuing the proposed transaction.

On June 28 and 29, 2016, members of managements of both LMI and Citrix met in Redwood City, California, to discuss potential synergies in the proposed transaction and conduct reciprocal due diligence. Representatives of the companies’ respective financial and other advisors assisting with the synergy plan also attended this meeting. Those efforts and discussions continued over the next few weeks.

On July 1, 2016, the LMI Board held a special telephonic meeting during which the proposed transaction was discussed. The LMI management team reviewed the business and strategic rationales for the proposed transaction, as well as the preliminary results of due diligence. LMI’s financial advisor discussed preliminary financial aspects related to the proposed transaction, and Latham reviewed the fiduciary responsibilities of the LMI Board and certain other legal matters regarding the proposed transaction. The LMI Board directed LMI management and LMI’s advisors to continue pursuing the proposed transaction.

On July 7, 2016, representatives from LMI and Citrix and the companies’ respective legal and financial advisors held a negotiation session at the offices of Latham in Boston, Massachusetts. Thereafter, LMI and Citrix, together with their respective legal advisors, continued to exchange drafts and negotiate the terms of the Merger Agreement, the Separation Agreement and the other Transaction Documents.

On July 8, 2016, the members of the LMI Transaction Committee met with LMI management to discuss the proposed transaction. The members of the LMI Transaction Committee agreed that the transaction as currently contemplated would be in the best interests of LMI and its stockholders, and determined to recommend to the full LMI Board that LMI continue to pursue negotiations toward a definitive agreement involving a 50.1% to 49.9% ownership split.

On July 9, 2016, members of the management of both LMI and the GoTo Business met to discuss synergy estimates and opportunities.

On July 14, 2016, the LMI Board held a special telephonic meeting to discuss the proposed transaction. Mr. Wagner and the LMI management team provided their views with respect to the business and strategic rationales for the proposed transaction, as well as an update regarding the results of due diligence. LMI’s financial advisor discussed preliminary financial aspects related to the proposed transaction, and Latham reviewed the fiduciary responsibilities of the LMI Board and certain other legal matters regarding the proposed transaction. The LMI Board directed LMI management and LMI’s advisors to continue pursuing the proposed transaction. Following the LMI Board meeting, the LMI Transaction Committee met to further discuss the terms of the proposed transaction.

On July 18, 2016, Mr. Wagner and Mr. Hylen had a telephone conversation to discuss the status of the proposed transaction and certain due diligence items.

On July 22, 2016, representatives of LMI, including Mr. Wagner, and Citrix, including Mr. Calderoni, and LMI’s and Citrix’s respective legal advisors held a telephone conference to negotiate the open issues in the Merger Agreement, including (i) LMI’s ability to pay additional pre-closing dividends to its stockholders if the closing of the Merger were to occur later than the parties previously expected, (ii) Citrix’s obligations to fund certain severance and retention payments for employees of the GoTo Business, (iii) the LMI Board’s ability to change its recommendation to stockholders and the related requirement that, unless Citrix elected to terminate the Merger Agreement, LMI must submit the Share Issuance to LMI stockholders for approval regardless of a change in such recommendation, (iv) the termination events triggering payment of the termination fee or expense reimbursement by LMI, and (v) the parties’ obligations to seek antitrust regulatory approval. The parties also discussed certain business issues with respect to the other Transaction Documents. During this conference call and in a series of discussions over the next few days, LMI and Citrix finalized the forms of the definitive agreements for the proposed transaction.

On July 24, 2016, the LMI Board held a special in-person meeting in Boston, Massachusetts, with LMI’s management and advisors in attendance, to receive an update regarding the terms of the proposed transaction and the anticipated process and timing to finalize and announce the Merger and to consider whether to proceed with the proposed terms reflected in the Transaction Documents. In advance of the meeting, the directors were provided with, among other things, near-final drafts of the Merger Agreement, Separation Agreement, and the other Transaction Documents. Mr. Wagner and senior members of the LMI management team again presented their views on the strategic rationales for the proposed transaction, including the potential benefits of the proposed transaction versus the LMI standalone plan, and reported to the LMI Board that management was fully supportive of the proposed transaction as currently contemplated. The LMI Board, with input from LMI management, reviewed other potential strategic alternatives or scenarios and discussed the relative merits of each, concluding that none of these potential strategic alternatives or scenarios would be foreclosed by the proposed transaction and that future strategic alternatives could be enhanced as a result of the transaction with the GoTo Business. The LMI Board also discussed potential synergies contemplated to be realized in the transaction, including LMI management’s estimate that $100 million of run-rate cost synergies would be achievable by year two following the proposed transaction.

At this meeting, representatives of Latham also reviewed the LMI Board’s fiduciary duties in connection with the proposed transaction, as well as regulatory matters, including antitrust considerations, legal due diligence findings and a summary of the material terms and conditions reflected in the Transaction Documents, including with respect to: (i) LMI’s right to pay up to three $0.50 per share special dividends prior to the closing, and LMI’s right, in the event the closing of the Merger did not occur prior to certain specified dates in 2016 and 2017, to pay up to three additional $0.50 per share special dividends; (ii) the LMI Board’s ability to change its recommendation to stockholders and the related requirement that, unless Citrix elected to terminate the Merger Agreement, LMI must submit the Share Issuance to LMI stockholders for approval regardless of a change in such recommendation to stockholders in the event of a superior proposal by a third party to acquire LMI; (iii) the antitrust regulatory obligations under the draft Merger Agreement; (iv) the scope of the intellectual property license agreements to be entered into with Citrix in connection with the proposed transaction; (v) the standards under the draft Separation Agreement for determining whether assets and liabilities will be transferred with the GoTo Business; (vi) the proposed transition services to be provided by Citrix; and (vii) the terms of the various ancillary Transaction Documents, including the Employee Matters Agreement and the Tax Matters Agreement. The LMI Board discussed these material terms and provided guidance to management and LMI’s legal advisors with respect to the remaining open points.

In addition, at the July 24, 2016 meeting of the LMI Board, LMI’s financial advisor discussed with the LMI Board preliminary financial aspects related to the proposed transaction.

From the evening of July 24, 2016 through the morning of July 26, 2016, representatives of LMI and Citrix, together with their respective legal advisors, continued to negotiate and finalize the terms of the proposed Transaction Documents, ultimately resolving the remaining open points on the morning of July 26, 2016.

On July 26, 2016, the LMI Board held a special telephonic meeting. Members of management and representatives of each of RBC Capital Markets and Latham also attended the meeting. Prior to the meeting, the directors received various materials relating to their review of the proposed transaction, including final copies of the Transaction Documents, draft resolutions approving the transaction and presentation materials from each of RBC Capital Markets and Latham. LMI management reported that the parties had reached agreement with respect to each of the remaining open deal points. Mr. Wagner and senior members of LMI management again reviewed with the LMI Board the strategic rationales for the proposed transaction and the expected synergies and material business terms. Representatives of Latham reviewed the LMI Board’s fiduciary duties in connection with the proposed transaction, as well as the changes that had been made to the proposed Transaction Documents since the drafts that had been distributed to the LMI Board in advance of the July 24, 2016 meeting. In addition, RBC Capital Markets reviewed its financial analysis of the aggregate merger consideration with the LMI Board and rendered an oral opinion, confirmed by delivery of a written opinion dated July 26, 2016, to the LMI Board to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations described in the opinion, the aggregate merger consideration to be paid by LMI pursuant to the Merger Agreement was fair, from a financial point of view, to LMI. A discussion ensued regarding the proposed transaction. In the course of its deliberations, the LMI Board considered a number of factors, including those described more fully below under “—LMI’s Reasons for the Merger.” Following these discussions, representatives of LMI management and Latham reviewed resolutions that previously had been distributed to the LMI Board approving the Merger Agreement, the Separation Agreement, the Share Issuance, the declaration of the first cash dividend of $0.50 per share of LMI common stock payable to LMI’s stockholders of record as of August 8, 2016, and related matters. The LMI Board unanimously determined that the terms of the Merger Agreement, the Merger, the Transactions and the Share Issuance, were advisable, fair to, and in the best interest of LMI and its stockholders, and unanimously approved the Merger Agreement, the Merger, the Transactions and the Share Issuance and authorized the appropriate officers of LMI to execute and deliver the Transaction Documents.

In addition, on July 26, 2016, after numerous meetings of the Citrix Board and the Citrix Transaction Committee throughout the process at which senior management provided periodic updates and the proposed transaction with LMI was discussed, the Citrix Board met to review the terms and conditions of the proposed transaction with LMI. At such meeting, the Citrix Board unanimously determined that the Separation, the Distribution and the Merger were advisable and in the best interests of Citrix and its stockholders, and approved the Merger Agreement, the Separation Agreement and the other Transaction Documents.

Subsequently on July 26, 2016, LMI, Citrix, GetGo and Merger Sub entered into the Merger Agreement, LMI, Citrix and GetGo entered into the Separation Agreement and the Tax Matters Agreement (which was subsequently amended and restated on September 13, 2016), and LMI and Citrix issued a joint press release and held a joint conference call announcing the transaction following the closing of the U.S. stock markets.

LMI’s Reasons for the Merger

The LMI Board of Directors and LMI senior management routinely review LMI’s business and consider whether possible strategic transactions, including potential acquisitions of, or strategic investments in, complementary businesses, services, technologies and intellectual property rights, might be advisable in order to maximize value for LMI and its stockholders. In evaluating the Merger, the LMI Board consulted with LMI’s management and legal and financial advisors and, in reaching its decision to unanimously approve the Merger Agreement and the transactions contemplated thereby, the Merger, the Share Issuance and the other Transaction Documents to which LMI is a party, and to recommend that the LMI stockholders approve the Share Issuance, the LMI Board of Directors carefully considered a number of factors, including, but not limited to, the following significant factors which generally supported its decision to approve the Transactions and recommend that the LMI stockholders approve the Share Issuance:

•	the belief that the Merger will bring together two companies that are committed to developing and delivering easy-to-use software designed to address the challenges customers face in the wake of compelling secular trends, including workforce mobility, the rapid adoption of cloud-based applications and the proliferation of connected products;

•	the opportunity to create an industry leading software-as-a-service company with a diverse product portfolio that will help fill in gaps in the respective product lines of each business, resulting in a more complete suite of product offerings which will benefit both existing and new customers and also enhance the competitiveness of the combined company to meet robust existing and future competition from a variety of different solutions providers of all sizes;

•	the overall strategic and financial benefits that could be achieved by combining LMI and the GoTo Business relative to the future prospects of LMI on a standalone basis, including, but not limited to: (i) the expectation that the combined company could achieve estimated run-rate cost synergies of $65 million within the first year after the consummation of the Transactions, and $100 million of estimated run-rate cost synergies within two years, as more fully described under “—Estimated Run-Rate Cost Synergies from the Transactions;” (ii) the expectation that the combined company will generate significant free cash flows as a result of anticipated synergy capture; and (iii) the belief that the scale and financial stability of the combined company would enable LMI to further expand the range of acquisition opportunities it will be able to pursue in the future;

•	the expectation that the combined company will have annual revenues in excess of $1 billion, stronger global brand recognition and more than two million paid users in virtually every country around the globe with an additional network of millions of free users;

•	the expectation that the combined research and development resources coupled with the additional scale and stability of the combined company will present an opportunity to accelerate growth and further expand into key emerging verticals, including cloud-based telephony and identity, as well as the Internet of Things;

•	the relative valuations implied by the exchange ratio contemplated in the Merger Agreement and Separation Agreement and the favorable then current stock price of LMI’s common stock issuable in the Merger;

•	the expectation that LMI will benefit from an improved public company profile, including increased liquidity in its stock, as a result of the issuance of shares of LMI common stock in the transaction, benefitting all stockholders;

•	the financial presentation and opinion, dated July 26, 2016, of RBC Capital Markets to the LMI Board as to the fairness, from a financial point of view and as of such date, to LMI of the aggregate merger consideration to be paid by LMI pursuant to the Merger Agreement, which opinion was based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken, as more fully described below under the caption “The Transactions—Opinion of LMI’s Financial Advisor;”

•	that the experienced and proven executive officers of LMI prior to the closing of the Transactions are expected to be executive officers of LMI immediately following the closing of the Transactions, allowing the combined company to benefit from the demonstrated ability of such officers to perform throughout business cycles and their strong record of successful integrations of various acquisitions;

•	that the LMI Board following the closing of the Transactions will be composed of five of the current directors of LMI and four directors designated by Citrix;

•	that certain executive officers and other employees of GetGo who will remain with the combined company following the closing of the Transactions will bring talents that complement the capabilities of LMI’s executive officers, as well as proven experience driving growth, innovation and stockholder value; and

•	the ability of LMI to change its recommendation in response to a superior proposal, subject to the right of Citrix to terminate the Merger Agreement and receive the termination fee.

The LMI Board also considered certain countervailing factors in its deliberations concerning the Merger and the other Transactions, including:

•	the possibility that the estimated run-rate cost synergies expected to result from the Transactions could fail to materialize, and that any failure could adversely impact the value to LMI stockholders;

•	the possibility that revenue dis-synergies could result from the Transactions, which could adversely affect the combined company’s results of operations;

•	the initial dilution of the ownership interests of LMI’s current stockholders that would result from the Share Issuance;

•	the challenges and difficulties, foreseen and unforeseen, relating to the separation of the GoTo Business from the other businesses of Citrix;

•	the challenges inherent in the combination and integration of two businesses of the size and complexity of LMI and the GoTo Business;

•	the fact that the completion of the Merger is conditioned, among other things, on the Separation and the Distribution;

•	the risk that the GoTo Business does not generate sufficient sales;

•	the risk that the Transactions and subsequent integration may divert management’s attention and resources away from other strategic opportunities and operational matters;

•	the significant one-time costs, including transaction-related expenses, expected to be incurred in connection with the Transactions;

•	the fact that integration of the GoTo Business is dependent on ongoing transition services from Citrix under the Transition Services Agreement;

•	the restrictions imposed on LMI’s ability to take certain corporate actions under applicable federal income tax laws and the terms of the Tax Matters Agreement;

•	the restrictions on the conduct of LMI’s business during the period between the execution of the Merger Agreement and the consummation of the Merger;

•	the risk that LMI’s stockholders may not approve the Share Issuance, which is a condition to the consummation of the Transactions;

•	the restrictions on LMI’s ability to solicit alternative transaction proposals and the required payment by LMI in certain circumstances of a termination fee or the reimbursement of Citrix’s expenses under the Merger Agreement;

•	the risks inherent in requesting regulatory approvals from multiple government agencies in multiple jurisdictions, as more fully described under the caption “—Regulatory Approvals”;

•	the possibility that the Transactions may not be consummated and the potential adverse consequences if the Transactions are not completed, including substantial costs incurred and potential stockholder and market reaction; and

•	the ability of Citrix to require that LMI submit the Share Issuance to the LMI stockholders for approval, regardless of whether the LMI Board has changed its recommendation in respect of the Transactions.

The LMI Board considered all of the factors in support of and weighing against the Transactions as a whole, including the factors described above, and, on balance, concluded that those factors supported a determination to approve the Merger Agreement, the Separation Agreement and the other Transaction Documents and to proceed with the Transactions.

This discussion of the information and factors considered by the LMI Board is not exhaustive. In view of the wide variety and complexity of factors considered by the LMI Board in connection with the evaluation of the Transactions, the LMI Board did not consider it practical to, and did not attempt to, quantify, rank or assign relative weights to the factors that it considered in making its decision to approve Merger Agreement and the transactions contemplated thereby, the Merger and the Share Issuance and making its recommendation to the LMI stockholders that they approve the Share Issuance. In considering the factors described above and any other factors, individual members of the LMI Board may have viewed factors differently or given different weight, merit or consideration to different factors.

This explanation of the factors considered by the LMI Board is in part forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this proxy statement/prospectus-information statement entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

After consideration, on July 26, 2016, the LMI Board of Directors unanimously (a) resolved that the Merger and the Merger Agreement are advisable and approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Share Issuance, and (b) recommended the approval by LMI’s stockholders of the Share Issuance.

Citrix’s Reasons for the Separation, the Distribution and the Merger

From time to time the Citrix Board, together with Citrix’s senior management, has reviewed Citrix’s product portfolio and considered a variety of financial and strategic opportunities to enhance stockholder value. As a result of this process, in July 2015, Citrix publicly announced a review of potential strategic alternatives for its GoTo family of service offerings, with assistance from its financial advisors, which alternatives included retaining the GoTo Business, effecting a spin-off of the GoTo Business into a separate, publicly traded company, pursuing a spin-sale hybrid transaction, and engaging in a taxable sale transaction involving the GoTo Business. In reaching a decision to approve the Merger Agreement, the Separation Agreement and the other Transaction Documents and to proceed with the Transactions, the Citrix Board, in consultation with Citrix senior management and its financial and legal advisors, held numerous meetings, received materials for its review and consideration, and considered a variety of factors, including the significant factors listed below in support of the decision:

•	the strategic and operational benefits of separating the GoTo Business from Citrix’s other businesses, including that:

•	the separation of the GoTo Business from Citrix would provide each business with the ability to adapt more quickly to rapid changes and customer dynamics in their respective markets;

•	the separation of the GoTo Business from Citrix would provide each business with greater flexibility to invest capital in a manner appropriate for its distinct strategy and business needs and facilitate a more efficient allocation of capital; and

•	the separation of the GoTo Business from Citrix would allow management of each business more flexibility to pursue its distinct operating priorities and strategies and opportunities for long-term growth, with Citrix being able to further enhance its strategic focus and operational efficiency and to accelerate execution of its strategy to provide integrated technology services for secure delivery of apps and data;

•	the complementary nature of the service offerings of the GoTo Business with those of LMI, the greater scale that would be created through the combination of the GoTo Business with LMI, and the opportunity for the combined company to have a superior future growth rate, earnings and prospects compared to the future growth rate, earnings and prospects of the GoTo Business on a stand-alone basis;

•	the potential synergies associated with a combination of LMI and the GoTo Business, which synergies are believed to be significant ($65 million of estimated cost synergies on a run-rate basis anticipated to be realized within the first year after the consummation of the Transactions, and $100 million of estimated cost synergies on a run-rate basis within two years, as more fully described under the caption “—Estimated Run-Rate Cost Synergies from the Transactions”);

•	the fact that Citrix equityholders would own approximately 50.1% of the combined company on a fully diluted basis immediately following the Merger and would have the opportunity to participate in any increase in the value of the shares of LMI common stock, including potential increases in stockholder value associated with executing on the identified synergy opportunities;

•	the fact that four individuals designated by Citrix would be directors of the combined company for an agreed-upon period of time following the Merger;

•	the formation of an operating committee of the combined company board, including equal representation on such committee by Citrix board designees for an agreed-upon period of time following the Merger, to oversee the realization of the potential synergy opportunities, and the engagement by the combined company of a third-party advisor to further assist with the realization of the anticipated synergies;

•	the expectation that the Separation, the Distribution and the Merger generally would result in a tax-efficient disposition of the GoTo Business for Citrix and its stockholders, while a sale of the GoTo Business for cash would result in a taxable disposition of the GoTo Business, making such a transaction financially unattractive to Citrix or requiring potential counterparties to pay additional consideration;

•	the scope of the due diligence review conducted by Citrix’s management of LMI’s business and the reported findings from such due diligence; and

•	the review by the Citrix Board of materials regarding the proposed transaction with LMI provided by Citrix’s financial and legal advisors, and of the terms, conditions and structure of the Merger Agreement, the Separation Agreement and the other Transaction Documents and the Transactions, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions of the Transaction Documents, as well as the likelihood of the consummation of the Transactions.

In the course of its deliberations, the Citrix Board also considered a variety of risks and other potentially negative factors, including the following:

•	risks relating to the separation of the GoTo Business from Citrix and the operation of the GoTo Business separate from the other Citrix businesses, including the loss of synergies and joint purchasing power, the costs of separation, and the risk of not realizing the anticipated benefits of the separation;

•	while the Transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the Transactions will be satisfied or waived, including the receipt of LMI stockholder approval and required regulatory approvals and, as a result, it is possible that the Transactions might not be completed;

•	because the consideration to be received by Citrix stockholders pursuant to the Merger consists of a fixed number of shares of LMI common stock, the value of the LMI common stock received pursuant to the Merger could fluctuate significantly prior to and following the Merger based on a number of factors, many of which are outside of the control of Citrix or are unrelated to the performance of the GoTo Business and some of which are outside of the control of both Citrix and LMI, including general market conditions;

•	the risk that the integration of LMI and the GoTo Business may be complex and time-consuming and may require substantial resources and effort, and that the synergies and cost savings anticipated by the parties may not be realized or may take longer to realize than anticipated;

•	the risk that an extended period of time could pass between the signing of the Merger Agreement and completion of the Transactions, and the uncertainty created for Citrix, the GoTo Business and their respective customers, employees and stockholders during that period;

•	Citrix, prior to the completion of the Transactions, is required to conduct the GoTo Business in the ordinary course, subject to specific limitations and exceptions, which could delay or prevent Citrix from pursuing business opportunities that might arise prior to the completion of the Transactions;

•	the risk that the Distribution might not qualify as a tax-free transaction under Section 368(a)(1)(D) or Section 355 of the Code or that the Merger might not qualify as a tax-free “reorganization” under Section 368(a) of the Code, in which case Citrix and/or Citrix stockholders could be required to pay substantial U.S. federal income taxes;

•	the effect of divesting the GoTo Business pursuant to the Transactions on Citrix’s future growth rate, earnings per share and cash flows from operating activities; and

•	risks of the type and nature described under the section of this document titled “Risk Factors.”

The Citrix Board considered all of the factors in support of and weighing against the Transactions as a whole, including the factors described above, and, on balance, concluded that those factors supported a determination to approve the Merger Agreement, the Separation Agreement and the other Transaction Documents and to proceed with the Transactions.

This discussion of the information and factors considered by the Citrix Board is not exhaustive. In view of the wide variety and complexity of factors considered by the Citrix Board in connection with the evaluation of the strategic alternatives available to Citrix for the GoTo Business and the evaluation of the Transactions, the Citrix Board did not consider it practical to, and did not attempt to, quantify, rank or assign relative weights to the factors that it considered in making its decision to approve the Merger Agreement, the Separation Agreement and the other Transaction Documents and to proceed with the Transactions. In considering the factors described above and any other factors, individual members of the Citrix Board may have viewed factors differently or given different weight, merit or consideration to different factors.

This discussion of Citrix’s reasons for the Transactions is forward-looking in nature and involves risks and uncertainties that could result in the expectations contained in such forward-looking statements not to occur, including those risks and uncertainties discussed in the sections of this document titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” which sections should be read in conjunction with this discussion of Citrix’s reasons for the Transactions.

Estimated Run-Rate Cost Synergies from the Transactions

LMI management prepared, and discussed with Citrix management, non-public, internal estimates of cost synergies that it expects would result from LMI’s combination with the GoTo Business. These synergies were derived, in part, from information provided by Citrix to LMI in connection with LMI’s due diligence review of the GoTo Business and adjustments made to such information that LMI’s management deemed appropriate. These estimated cost synergies were provided to the LMI Board and LMI’s financial advisor.

As shown in the table below, LMI management estimated that the combination of the GoTo Business with LMI would result in estimated total run-rate cost synergies of $65 million during year one following the closing of the Merger, and at least $100 million of estimated total run-rate cost synergies during the second year following the Merger.

	Estimated Annual Cost Synergies (in millions)
	Year 1	Year 2
Estimated run-rate cost synergies	$65	$100
Estimated one-time costs of achieving synergies	$43	$13

Estimated annual synergies net of one-time costs	$22	$87

In order to achieve these estimated net cost synergies, LMI management expects to incur total one-time costs between approximately $47 million and $64 million over years one and two following the Merger, more than three quarters of which is expected to be incurred in the first year following the Merger. The table above assumes total one-time costs of approximately $56 million, the midpoint of the range. These one-time costs are expected to include severance expense, system integration and hardware purchases, facility consolidation costs and marketing and branding costs. The estimates of these one-time costs do not include costs associated with the Transition Services Agreement or expenses incurred in connection with the Transactions.

In order to achieve these estimated net cost synergies, LMI expects to implement synergy work plans in each functional area, engage a third party consultant to assist with synergy capture and integration, and develop a tracking system to monitor progress relative to the work plans. LMI has agreed under the Merger Agreement to create an operating committee of the LMI Board to oversee the potential realization of the estimated run-rate cost synergies. The operating committee would consist of two existing LMI directors and two Citrix-designated directors.

Important factors that may affect LMI’s actual ability to achieve these estimated net cost synergies are further described under “Cautionary Statement Regarding Forward-Looking Statements.” Information regarding the uncertainties associated with realizing these estimated net cost synergies is also described under the heading “Risk Factors—Risks Related to the Transactions—LMI may not realize the anticipated cost synergies and growth opportunities from the Transactions.”

Opinion of LMI’s Financial Advisor

LMI has retained RBC Capital Markets as LMI’s financial advisor in connection with the Merger. As part of this engagement, the LMI Board requested that RBC Capital Markets evaluate the fairness, from a financial point of view, to LMI of the aggregate merger consideration to be paid by LMI pursuant to the Merger Agreement. At a July 26, 2016 meeting of the LMI Board held to evaluate the Merger, RBC Capital Markets rendered an oral opinion, confirmed by delivery of a written opinion dated July 26, 2016, to the LMI Board to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations described in the opinion, the aggregate merger consideration to be paid by LMI pursuant to the Merger Agreement was fair, from a financial point of view, to LMI. For purposes of RBC Capital Markets’ analyses and opinion, the term aggregate merger consideration refers to the 26,868,269 shares of LMI common stock issuable in the Merger in exchange for all outstanding shares of GetGo common stock. The full text of RBC Capital Markets’ written opinion, dated July 26, 2016, is attached as Annex A to this proxy statement/prospectus-information statement and is incorporated in this document by reference. The written opinion sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. The following summary of RBC Capital Markets opinion is qualified in its entirety by reference to the full text of the opinion. RBC Capital Markets delivered its opinion to the LMI Board for the benefit, information and assistance of the LMI Board (in its capacity as such) in connection with its evaluation of the proposed merger. RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, to LMI of the aggregate merger consideration to be paid by LMI pursuant to the Merger Agreement (to the extent expressly specified in such opinion) and did not in any way address any related transactions or any other terms, conditions, implications or other aspects of the Merger. RBC Capital Markets’ opinion also did not address the underlying business decision of LMI to engage in the Merger or any related transactions or the relative merits of the Merger or any related transactions compared to any alternative business strategy or transaction that may be available to LMI or in which LMI might engage. RBC Capital Markets does not express any opinion and does not make any recommendation to any stockholder as to how such stockholder should vote or act with respect to any proposal to be voted upon in connection with the Merger, any related transactions or otherwise.

In connection with its opinion, RBC Capital Markets, among other things:

•	reviewed the financial terms of execution versions, provided to RBC Capital Markets on July 26, 2016, of the Merger Agreement and the Separation Agreement;

•	reviewed certain publicly available financial and other information, and certain historical operating data, with respect to LMI made available to RBC Capital Markets from published sources and internal records of LMI;

•	reviewed certain financial and other information, and certain historical operating data, with respect to the GoTo Business made available to RBC Capital Markets from published sources and internal records of Citrix;

•	reviewed financial projections and other estimates and data relating to LMI and the GoTo Business prepared by the respective managements of LMI and Citrix that RBC Capital Markets was directed to utilize in its analyses (in the case of financial projections and other estimates and data relating to the GoTo Business, as adjusted by the management of LMI);

•	conducted discussions with members of the senior managements of LMI and Citrix with respect to the respective businesses, prospects and financial outlook of LMI and the GoTo Business and also held discussions with members of the senior managements of LMI and Citrix regarding the strategic rationale and potential cost savings anticipated by such managements to be realized from the Merger and related transactions;

•	reviewed the reported prices and trading activity for LMI common stock;

•	compared certain financial metrics of LMI and the GoTo Business with those of selected publicly traded companies in lines of businesses that RBC Capital Markets considered generally relevant in evaluating LMI and the GoTo Business; and

•	considered other information and performed other studies and analyses as RBC Capital Markets deemed appropriate.

In arriving at its opinion, RBC Capital Markets employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion reached by RBC Capital Markets. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion reached by RBC Capital

Markets was based on all analyses and factors considered, taken as a whole, and also on application of RBC Capital Markets’ own experience and judgment. Such conclusion may have involved significant elements of subjective judgment and qualitative analysis. RBC Capital Markets therefore gave no opinion as to the value or merit standing alone of any one or more portions of such analyses or factors.

In rendering its opinion, RBC Capital Markets assumed and relied upon the accuracy and completeness of all information that was reviewed by RBC Capital Markets, including all of the financial, legal, tax, accounting, operating and other information provided to or discussed with RBC Capital Markets by or on behalf of LMI or Citrix (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of LMI and Citrix that they were not aware of any relevant information that was omitted or that remained undisclosed to RBC Capital Markets. RBC Capital Markets did not assume responsibility for independently verifying and it did not independently verify such information. RBC Capital Markets also assumed that the financial projections and other estimates and data (as adjusted by the management of LMI in the case of the GoTo Business) that RBC Capital Markets was directed to utilize in its analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments as to the future financial performance of, and were a reasonable basis upon which to evaluate, LMI, the GoTo Business and the other matters covered thereby and RBC Capital Markets further assumed that the financial results reflected therein would be realized in the amounts and at the times projected. RBC Capital Markets expressed no opinion as to any such financial projections and other estimates or data (including any adjustments) or the assumptions upon which they were based. RBC Capital Markets relied upon the assessments of the managements of LMI and Citrix as to, among other things, (i) the related transactions, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the potential impact on LMI and the GoTo Business of market, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the software and technology and software-as-a-service industries in which LMI and the GoTo Business operate, including in the cloud-based software solutions and remote connectivity services markets, (iii) the validity of, and risks associated, with the products, licenses and intellectual property of LMI and the GoTo Business (including, without limitation, the validity and duration of patents), (iv) existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees of LMI and the GoTo Business and (v) the ability to integrate the operations of LMI and the GoTo Business. RBC Capital Markets assumed that there would be no developments with respect to any such matters, or any adjustments to the aggregate merger consideration or capital structure of GetGo, that would have an adverse effect on LMI, GetGo (including the GoTo Business), the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any material respect to its analyses or opinion. RBC Capital Markets also relied on estimates of the management of LMI as to the capitalization of LMI and GetGo, including as to the number of fully diluted shares of LMI common stock and GetGo common stock as of the effective time of the Merger and RBC Capital Markets assumed that such number of shares would not vary in any material respect that would be meaningful to its analyses or opinion.

In rendering its opinion, RBC Capital Markets did not assume any responsibility to perform, and it did not perform, an independent evaluation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, derivative or otherwise) of or relating to LMI, GetGo (including the GoTo Business) or any other entity or business, and RBC Capital Markets was not furnished with any such valuations or appraisals. RBC Capital Markets did not assume any obligation to conduct, and it did not conduct, any physical inspection of the properties or facilities of LMI, GetGo (including the GoTo Business) or any other entity or business. RBC Capital Markets did not evaluate the solvency or fair value of LMI, GetGo (including the GoTo Business) or any other entity or business under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. RBC Capital Markets assumed that the Merger and related transactions would be consummated in accordance with the terms of the Merger Agreement and the Separation Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger and related transactions, no delay, limitation, restriction or condition would be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on LMI, GetGo (including the GoTo Business), the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any material respect to its analyses or opinion. RBC Capital Markets also assumed that the Merger and related transactions would qualify, as applicable, for the intended tax treatment contemplated by the Merger Agreement and the Separation Agreement. RBC Capital Markets further assumed that GetGo would retain or acquire all assets, properties and rights necessary for the operations of the GoTo Business, that appropriate reserves, indemnification arrangements or other provisions had been made with respect to liabilities of or relating to GetGo (including the GoTo Business) that would be assumed in connection with the Merger and related transactions, and that neither GetGo nor LMI would directly or indirectly assume or incur any liabilities that were contemplated to be excluded as a result of the Merger, the related transactions or otherwise. In addition, RBC Capital Markets assumed that the final executed Merger Agreement and Separation Agreement would not differ, in any respect that would be meaningful to its analyses or opinion, from the execution versions of the Merger Agreement and Separation Agreement reviewed by RBC Capital Markets.

RBC Capital Markets’ opinion spoke only as of its date, was based on conditions as they existed and information which RBC Capital Markets was supplied as of the date of its opinion, and was without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. RBC Capital Markets did not undertake to reaffirm or revise its opinion or otherwise comment upon events occurring after the date of its opinion and does not have an obligation to update, revise or reaffirm its opinion. RBC Capital Markets’ opinion related to the relative values of LMI and GetGo (including the GoTo Business). RBC Capital Markets did not express any opinion as to what the value of LMI common stock or any other securities actually would be when issued or distributed or the price or range of prices at which LMI common stock or any other securities may trade or otherwise be transferable at any time, including following announcement or consummation of the Merger and related transactions.

RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, to LMI of the aggregate merger consideration (to the extent expressly specified therein). RBC Capital Markets’ opinion did not in any way address any related transactions or any other terms, conditions, implications or other aspects of the Merger, the Merger Agreement, the Separation Agreement or any related agreements or voting agreements, including, without limitation, the form or structure of the Merger or related transactions, any adjustments to the aggregate merger consideration or the capital structure of GetGo, or any indemnification or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger, the related transactions or otherwise. RBC Capital Markets did not express any opinion or view with respect to, and RBC Capital Markets relied upon the assessments of LMI and its representatives regarding, legal, regulatory, tax, accounting and similar matters, as to which RBC Capital Markets understood that LMI obtained such advice as it deemed necessary from qualified professionals. Further, in rendering its opinion, RBC Capital Markets did not express any view on, and its opinion did not address, the fairness of the amount or nature of the compensation (if any) to any officers, directors or employees of any party, or class of such persons, relative to the aggregate merger consideration or otherwise.

The issuance of RBC Capital Markets’ opinion was approved by RBC Capital Markets’ fairness opinion committee. Except as described in this summary, LMI imposed no other instructions or limitations on the investigations made or procedures followed by RBC Capital Markets in rendering its opinion.

In preparing its opinion to the LMI Board, RBC Capital Markets performed various financial and comparative analyses, including those described below. The summary below of RBC Capital Markets’ material financial analyses provided to the LMI Board in connection with RBC Capital Markets’ opinion and certain factors considered is not a comprehensive description of all analyses undertaken or factors considered by RBC Capital Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description.

In performing its analyses, RBC Capital Markets considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of LMI and Citrix. The estimates of the future performance of LMI and the GoTo Business in or underlying RBC Capital Markets’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by RBC Capital Markets’ analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company or business might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as RBC Capital Markets’ view of the actual value of LMI or the GoTo Business.

The aggregate merger consideration to be paid by LMI pursuant to the Merger Agreement was determined through negotiations between LMI and Citrix and was approved by the LMI Board. The decision to enter into the Merger Agreement and related documents was solely that of the LMI Board. RBC Capital Markets’ opinion and analyses were only one of many factors considered by the LMI Board in its evaluation of the Merger and should not be viewed as determinative of the views of the LMI Board, management or any other party with respect to the Merger or related transactions or the consideration payable in the Merger or related transactions.

Financial Analyses

The following is a summary of the material financial analyses provided by RBC Capital Markets to the LMI Board in connection with RBC Capital Markets’ opinion, dated July 26, 2016. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by RBC Capital Markets, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Selecting portions of RBC Capital Markets’ financial analyses or factors considered or focusing on the data set forth in the tables below without considering all analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBC Capital Markets’ financial analyses.

Introduction. In its analysis of the aggregate merger consideration, RBC Capital Markets performed various financial analyses, as more fully described below. Utilizing selected public companies and discounted cash flow analyses, RBC Capital Markets calculated approximate implied enterprise value reference ranges for the GoTo Business (which ranges were rounded to the nearest $5 million) and approximate implied per share equity value reference ranges for LMI. RBC Capital Markets then calculated approximate implied reference ranges of the aggregate number of issuable shares of LMI common stock (excluding in respect of restricted stock units), referred to as implied issuable shares, based on the approximate implied enterprise value and per share equity value reference ranges derived from these analyses. The low-ends of such approximate implied reference ranges were calculated by dividing the low-ends of the approximate implied enterprise value reference ranges derived for the GoTo Business by the high-ends of the approximate implied per share equity value reference ranges derived for LMI and the high-ends of such approximate implied reference ranges were calculated by dividing the high-ends of the approximate implied enterprise value reference ranges derived for the GoTo Business by the low-ends of the approximate implied per share equity value reference ranges derived for LMI. RBC Capital Markets also performed a relative contributions analysis to derive a range of approximate implied issuable shares based on the relative contributions of the GoTo Business and LMI to various financial metrics of the pro forma combined company. For purposes of the analyses described below, (a) the assumed transfer of $25 million in cash to GetGo from Citrix and special cumulative cash dividend totaling $1.50 per share in the aggregate to be paid by LMI to holders of LMI common stock were taken into account and (b) (i) EBITDA refers to earnings before interest, taxes, depreciation and amortization, adjusted for non-recurring items or, in the case of LMI and the GoTo Business, EBITDA refers to earnings before interest, taxes, depreciation and amortization (including amortization of acquired intangible assets), adjusted for acquisition-related costs, stock-based compensation expense, litigation-related expenses, and non-recurring expenses or benefits, as applicable; (ii) adjusted EBITDA refers to EBITDA less capitalized software costs; and (iii) adjusted free cash flow refers to cash flow from operations less capital expenditures, adjusted for non-recurring items or, in the case of LMI and the GoTo Business, adjusted free cash flow refers to cash flow from operations less capital expenditures and capitalized software costs.

Financial data utilized for the GoTo Business in the financial analyses described below was based on financial projections and other estimates and data relating to the GoTo Business prepared by the management of Citrix (as adjusted by the management of LMI), referred to as the Business forecasts, and financial data utilized for LMI in such financial analyses was based on financial projections and other estimates and data relating to LMI prepared by the management of LMI, referred to as the LMI forecasts.

Selected Public Companies Analyses. RBC Capital Markets performed separate selected public companies analyses of the GoTo Business and LMI in which RBC Capital Markets reviewed certain financial information of the GoTo Business, certain financial and stock market information of LMI and certain financial and stock market information of the following five selected companies that RBC Capital Markets considered generally relevant as publicly traded companies with operations in the software and technology and software-as-a-service industries in which LMI and the GoTo Business operate, including in cloud-based software solutions targeted at small-to-medium sized businesses, which are collectively referred to as the selected companies:

•	Fleetmatics Group PLC

•	GoDaddy Inc.

•	Intuit Inc.

•	j2 Global, Inc.

•	RealPage, Inc.

In its selected public companies analyses of the GoTo Business and LMI, RBC Capital Markets reviewed, among other things, enterprise values, calculated as equity values based on closing stock prices on July 25, 2016 plus debt and non-controlling interests less cash and cash equivalents, as multiples of calendar year 2016 estimated revenue and calendar year 2016 estimated EBITDA, and reviewed equity values based on closing stock prices on July 25, 2016, as a multiple of calendar year 2016 estimated adjusted free cash flow. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of the GoTo Business was based on the GoTo Business forecasts, and financial data of LMI was based on the LMI forecasts.

The overall low to high calendar year 2016 estimated revenue, calendar year 2016 estimated EBITDA and calendar year 2016 estimated adjusted free cash flow multiples observed for the selected companies were 2.0x to 6.2x (with a median of 4.1x), 8.9x to 18.2x (with a median of 14.0x) and 9.8x to 35.8x (with a median of 24.4x), respectively. RBC Capital Markets noted that the calendar year 2016 estimated revenue, calendar year 2016 estimated EBITDA and calendar year 2016 estimated adjusted free cash flow multiples observed for LMI were 4.8x, 17.9x and 19.3x, respectively. In deriving approximate implied enterprise value reference ranges for the GoTo Business and approximate implied per share equity value reference ranges for LMI, RBC Capital Markets then applied selected ranges of calendar year 2016 estimated revenue, calendar year 2016 estimated EBITDA and calendar year 2016 estimated adjusted free cash flow multiples derived from the selected companies of 2.0x to 6.0x, 9.0x to 18.0x and 10.0x to 36.0x, respectively, to the calendar year 2016 estimated revenue, calendar year 2016 estimated adjusted EBITDA and calendar year 2016 estimated adjusted free cash flow of the GoTo Business, respectively, based on the GoTo Business forecasts, and to the calendar year 2016 estimated revenue, calendar year 2016 estimated EBITDA and calendar year 2016 estimated adjusted free cash flow of LMI, respectively, based on the LMI forecasts. These analyses indicated approximate implied enterprise value reference ranges for the GoTo Business of $1,365 million to $4,100 million (based on calendar year 2016 estimated revenue), $1,575 million to $3,145 million (based on calendar year 2016 estimated adjusted EBITDA)

and $955 million to $3,430 million (based on calendar year 2016 estimated adjusted free cash flow) and approximate implied equity value reference ranges for LMI of $31.40 to $80.21 per share (based on calendar year 2016 estimated revenue), $36.38 to $65.62 per share (based on calendar year 2016 estimated EBITDA) and $33.97 to $121.06 per share (based on calendar year 2016 estimated adjusted free cash flow). Utilizing the approximate implied enterprise value reference ranges derived for the GoTo Business and the approximate implied per share equity value reference ranges derived for LMI described above, RBC Capital Markets calculated the following approximate ranges of implied issuable shares, as compared to the aggregate merger consideration:

Ranges of Implied Issuable Shares Based on:			Aggregate Merger Consideration
CY2016E Revenue	CY2016E Adjusted EBITDA/EBITDA	CY2016E Adjusted Free Cash Flow
17.2 million – 139.6 million	24.6 million – 91.7 million	7.6 million – 107.5 million	26,868,269

No company used in these analyses is identical to the GoTo Business or LMI. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the GoTo Business and LMI were compared.

Discounted Cash Flow Analyses. RBC Capital Markets performed separate discounted cash flow analyses of the GoTo Business and LMI by calculating the estimated present values of the standalone unlevered, after-tax free cash flows that the GoTo Business and LMI were forecasted to generate during the second half of the fiscal year ending December 31, 2016 through the fiscal year ending December 31, 2020 based on, in the case of the GoTo Business, the GoTo Business forecasts and, in the case of LMI, the LMI forecasts. For purposes of these analyses, stock-based compensation was treated as a cash expense. RBC Capital Markets calculated terminal values for the GoTo Business and LMI by applying to the respective terminal year estimated unlevered, after-tax free cash flows of the GoTo Business and LMI a range of perpetuity growth rates of 2.0% to 4.0% in the case of the GoTo Business and 3.0% to 5.0% in the case of LMI. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of July 25, 2016) using a selected discount rate range of 10.0% to 11.0% in the case of each of the GoTo Business and LMI. These analyses indicated an approximate implied enterprise value reference range for the GoTo Business of $1,185 million to $1,675 million and an approximate implied equity value reference range for LMI of $45.91 to $66.34 per share.

Utilizing the approximate implied enterprise value reference range derived for the GoTo Business and the approximate implied per share equity value reference range derived for LMI described above, RBC Capital Markets calculated the following approximate range of implied issuable shares, as compared to the aggregate merger consideration:

Range of Implied Issuable Shares	Aggregate Merger Consideration
18.2 million – 38.2 million	26,868,269

Relative Contributions Analysis. RBC Capital Markets performed a relative contributions analysis of the GoTo Business and LMI in which RBC Capital Markets reviewed the relative contributions of the GoTo Business and LMI to the combined company’s calendar year 2016 and calendar year 2017 estimated revenue, EBITDA (or adjusted EBITDA in the case of the GoTo Business) and adjusted free cash flow. Financial data of the GoTo Business was based on the GoTo Business forecasts, and financial data of LMI was based on the LMI forecasts and other publicly available information. This analysis indicated overall relative contributions by the GoTo Business and LMI to these financial metrics of the combined company of approximately 51.0% to 67.2% and 32.8% to 49.0%, respectively.

Utilizing the overall relative contributions of the GoTo Business and LMI to the combined company described above, RBC Capital Markets calculated the following approximate range of implied issuable shares (taking into account LMI’s net cash position at June 30, 2016), as compared to the aggregate merger consideration:

Range of Implied Issuable Shares	Aggregate Merger Consideration
27.9 million – 51.4 million	26,868,269

RBC Capital Markets noted that, based on the fully diluted shares of LMI common stock and the implied fully diluted shares of LMI common stock issuable to holders of GetGo common stock in the Merger as estimated by LMI management as of an assumed closing date for the Merger of February 28, 2017, the implied pro forma equity ownership of holders of GetGo equity interests and LMI equity interests upon consummation of the Merger would be approximately 50.1% and 49.9%, respectively, on a fully diluted basis.

Certain Informational Factors

RBC Capital Markets observed certain factors that were not considered part of RBC Capital Markets’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	the estimated enterprise value of the GoTo Business based on publicly available forward research analysts’ estimates, which indicated an estimated enterprise value of the GoTo Business (rounded to the nearest $5 million) of approximately $1,400 million to $3,400 million, as compared to the enterprise value of the GoTo Business implied by the aggregate merger consideration of approximately $1,713 million;

•	the historical trading performance of LMI common stock over the 52-week period ended July 25, 2016, which indicated low and high closing prices for LMI common stock during such period of approximately $35.00 to $74.94 per share, as compared to the volume-weighted average price of LMI common stock over the five-day period ended July 25, 2016 of $63.92 per share and the closing price for LMI common stock on July 25, 2016 of $65.31 per share; and

•	publicly available forward research analysts’ stock price targets for LMI common stock of $57 to $85 per share (with a median of $70 per share) and, when discounted to present value using a discount rate based on LMI’s cost of equity of 12%, of approximately $50.89 to $75.89 per share, as compared to the volume-weighted average price of LMI common stock over the five-day period ended July 25, 2016 of $63.92 per share and the closing price for LMI common stock on July 25, 2016 of $65.31 per share.

Miscellaneous

In connection with RBC Capital Markets’ services as LMI’s financial advisor, LMI has agreed to pay RBC Capital Markets an aggregate fee of $12 million, of which a portion was payable upon delivery of RBC Capital Markets’ opinion and $10.5 million is contingent upon consummation of the Merger. LMI also has agreed to reimburse RBC Capital Markets for expenses reasonably incurred in connection with RBC Capital Markets’ services and to indemnify RBC Capital Markets and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of RBC Capital Markets’ engagement.

As the LMI Board was aware, RBC Capital Markets and certain of its affiliates in the past have provided and currently are providing investment banking, commercial banking and financial advisory services to LMI, Citrix and certain of their respective affiliates unrelated to the proposed merger and related transactions, for which services RBC Capital Markets and its affiliates have received and expect to receive customary compensation, including, during the two-year period prior to the date of RBC Capital Markets’ opinion, having acted or acting as a bookrunner for, and counterparty in respect of, a convertible senior notes issuance of Citrix. From January 1, 2014 through June 30, 2016, RBC Capital Markets and its affiliates received aggregate fees from Citrix for such services of approximately $3 million. RBC Capital Markets and its affiliates in the future may provide investment banking, commercial banking and financial advisory services to LMI, Citrix and/or their respective affiliates, for which services RBC Capital Markets and such affiliates would expect to receive compensation.

RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, RBC Capital Markets or one or more of its affiliates may act as a market maker and broker in the publicly traded securities of LMI, Citrix, GetGo and/or any other entity that may be involved in the Merger and related transactions or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade securities of LMI, Citrix, GetGo and/or any other entity that may be involved in the Merger and related transactions or their respective affiliates for RBC Capital Markets’ or its affiliates’ own account and the accounts of RBC Capital Markets’ or its affiliates’ customers and, accordingly, RBC Capital Markets and its affiliates may hold a long or short position in such securities.

RBC Capital Markets is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. LMI selected RBC Capital Markets to act as its financial advisor in connection with the Merger on the basis of RBC Capital Markets’ experience in similar transactions, reputation in the investment community and familiarity with LMI and its business and the industries in which it operates.

Certain Projections

LMI does not as a matter of course make public any long-term financial projections as to future performance, earnings or other results beyond the current fiscal year given the inherent unpredictability of the underlying assumptions and estimates for extended periods. However, in connection with its evaluation of the Merger, LMI’s management prepared certain non-public, internal financial projections regarding LMI’s anticipated future operations as a standalone business, based on assumptions that LMI’s management believed to be reasonable at the time, for the calendar years ending December 31, 2016, 2017 and 2018. LMI also prepared, in connection with RBC Capital Markets’ discounted cash flow analysis of LMI, certain non-public extrapolations of certain of these financial projections for the calendar years ending December 31, 2019 and 2020. We refer to the internal financial projections prepared by LMI for the calendar years ending December 31, 2016, 2017 and 2018, together with the extrapolations for the calendar years ending December 31, 2019 and 2020, as the LMI Projections. A summary of the LMI Projections has been provided below.

Citrix also does not as a matter of course make public any long-term financial projections as to the future performance, earnings or other results of the GoTo Business. However, in connection with the process leading to the signing of the Merger Agreement and the Separation Agreement, Citrix management prepared certain non-public, internal financial projections for the GoTo Business for the calendar years ending December 31, 2016, 2017 and 2018, which were then provided to LMI as part of LMI’s due diligence review of the GoTo Business and to LMI’s financial advisor. We refer to these projections as the Citrix GetGo Projections. A summary of the Citrix GetGo Projections has been provided below.

In connection with LMI’s evaluation of the Transactions, LMI’s management also prepared its own non-public, internal financial projections regarding the GoTo Business’ anticipated future operations for the calendar years ending December 31, 2016, 2017 and 2018, which were derived from the financial information provided by Citrix to LMI, including the Citrix GetGo Projections, in connection with LMI’s due diligence review of the GoTo Business. In preparing its own financial projections for the GoTo Business, LMI management considered the Citrix GetGo Projections and, as it believed appropriate, made adjustments to certain individual revenue indicators such as average order size, net new customer revenue, sales representative productivity and dollar retention rate in a manner that LMI management believed reflected the historical performance of each business, as well as potential business and financial risks that LMI management believed could impact the GoTo Business’ future financial performance. LMI also prepared, in connection with RBC Capital Markets’ discounted cash flow analysis of the GoTo Business, certain non-public extrapolations of its financial projections for the GoTo Business for the calendar years ending December 31, 2019 and 2020. The Citrix GetGo Projections did not include financial projections for the calendar years ending December 31, 2019 and 2020. Thus, unlike the adjustments made to the Citrix GetGo Projections for the calendar years ending December 31, 2016, 2017 and

2018, these extrapolations were not based on individual revenue indicators, but instead were intended to simply reflect what LMI management believed to be the natural run rate of the GoTo Business, assuming that those revenue indicators, such as dollar retention rate, net new customer revenue, average order size and sales representative productivity, were to perform generally in line with the projections prepared by LMI management for the GoTo Business for the prior three years. We refer to the internal financial projections prepared by LMI for the GoTo Business for the calendar years ending December 31, 2016, 2017 and 2018, together with the extrapolations for the calendar years ending December 31, 2019 and 2020, as the LMI Adjusted GetGo Projections. A summary of the LMI Adjusted GetGo Projections has been provided below.

LMI Projections

	CY2016E	CY2017E	CY2018E
	(In millions)
Revenue	$333	$385	$437
Adjusted Gross Profit	$295	$340	$386
Adjusted Total Operating Expenses	$218	$248	$273
Adjusted Operating Profit	$76	$92	$112
Adjusted EBITDA	$89	$107	$130
Adjusted Free Cash Flow	$92	$98	$123
Adjusted Unlevered Free Cash Flow After Tax	$52	$55	$74

For purposes of the LMI Projections, (a) Adjusted Gross Profit, Adjusted Total Operating Expenses and Adjusted Operating Profit refer to gross profit, total operating expenses and operating profit, respectively, in each case excluding the effect of acquisition-related costs, amortization of acquired intangible assets, stock-based compensation expense, litigation-related expenses, and non-recurring expenses or benefits, as applicable; (b) Adjusted EBITDA refers to earnings before interest, taxes, depreciation and amortization (including amortization of acquired intangible assets), adjusted for acquisition-related costs, stock-based compensation expense, litigation-related expenses, and non-recurring expenses or benefits, as applicable; (c) Adjusted Free Cash Flow refers to cash flow from operations less capital expenditures and capitalized software costs; and (d) Adjusted Unlevered Free Cash Flow After Tax refers to Adjusted Free Cash Flow less stock-based compensation expense and excluding the impact of interest income and expense and including certain tax adjustments.

The portion of the LMI Projections constituting LMI management’s extrapolations for the calendar years ending December 31, 2019 and 2020 included the following (all in millions): Revenue for 2019 of $490 and Revenue for 2020 of $539; Adjusted EBITDA for 2019 of $152 and Adjusted EBITDA for 2020 of $172; and Adjusted Unlevered Free Cash Flow After Tax for 2019 of $85 and Adjusted Unlevered Free Cash Flow After Tax for 2020 of $94.

Citrix GetGo Projections

	CY2016E	CY2017E	CY2018E
	(In millions)
Net Revenues	$687	$755	$852
Non-GAAP Cost of Revenues	$160	$174	$192
Non-GAAP Total Operating Expenses	$363	$400	$451

Non-GAAP Income from Operations	$164	$181	$209

For purposes of the Citrix GetGo Projections, Non-GAAP Cost of Revenues, Non-GAAP Total Operating Expenses and Non-GAAP Income from Operations exclude the effects of stock-based compensation expense, amortization of acquired intangible assets, restructuring charges, separation costs associated with the separation of the GoTo Business, charges or benefits related to patent lawsuits, and non-recurring expenses or benefits, as applicable.

LMI Adjusted GetGo Projections

	CY2016E	CY2017E	CY2018E
	(In millions)
Adjusted Revenue	$683	$719	$746
Adjusted Gross Profit	$536	$562	$584
Adjusted Total Operating Expenses	$383	$396	$410
Adjusted Operating Profit	$154	$165	$174
Adjusted EBITDA	$175	$187	$198
Adjusted Free Cash Flow	$95	$120	$126
Adjusted Unlevered Free Cash Flow After Tax	$69	$93	$97

For purposes of these LMI Adjusted GetGo Projections, (a) Adjusted Revenue refers to revenue excluding the effect of the acquisition accounting fair-value adjustment for acquired GetGo deferred revenue; (b) Adjusted Gross Profit, Adjusted Total Operating Expenses and Adjusted Operating Profit, respectively, refer to gross profit, total operating expenses and operating profit, respectively, in each case excluding the effect of the acquisition accounting fair-value adjustment for acquired GetGo deferred revenue, acquisition-related costs, amortization of acquired intangible assets, stock-based compensation expense, litigation-related expenses, and non-recurring expenses or benefits, as applicable; (c) Adjusted EBITDA refers to earnings before interest, taxes, depreciation and amortization (including amortization of acquired intangible assets), adjusted for acquisition-related costs, stock-based compensation expense, litigation-related expenses, and non-recurring expenses or benefits, as applicable, less capitalized software costs; (d) Adjusted Free Cash Flow refers to cash flow from operations less capital expenditures and capitalized software costs; and (e) Adjusted Unlevered Free Cash Flow After Tax refers to Adjusted Free Cash Flow less stock-based compensation expense.

The portion of the LMI Adjusted GetGo Projections constituting LMI management’s extrapolations for the calendar years ending December 31, 2019 and 2020 included the following (all in millions): Adjusted Revenue for 2019 of $768 and Adjusted Revenue for 2020 of $783; Adjusted EBITDA for 2019 of $238 and Adjusted EBITDA for 2020 of $251; and Adjusted Unlevered Free Cash Flow After Tax for 2019 of $102 and Adjusted Unlevered Free Cash Flow After Tax for 2020 of $110.

The LMI Projections and the LMI Adjusted GetGo Projections were independently prepared by LMI management based on assumptions that LMI’s management believed to be reasonable at the time and were provided to the LMI Board in its evaluation of the Transactions and to LMI’s financial advisor, RBC Capital Markets, for its use and reliance in connection with its financial analyses and opinion (see “The Transactions—Opinion of LMI’s Financial Advisor”). LMI has included the above summaries of these financial projections to provide its stockholders with access to certain non-public information that was considered by the LMI Board for purposes of evaluating the Transactions and which was also provided to LMI’s financial advisor.

The inclusion of the above financial projections should not be deemed a representation by LMI, Citrix or any of their respective officers, directors, affiliates, advisors or other representatives with respect to such financial projections. The future financial results of LMI and the GoTo Business may materially differ from those expressed in the LMI Projections, the Citrix GetGo Projections and the LMI Adjusted GetGo Projections due to a number of factors that are beyond the control of LMI’s management and the management of GetGo and Citrix. Important factors that may affect actual results and cause the financial projections to not be achieved include, but are not limited to, risks and uncertainties relating to the businesses of each of LMI and GetGo (including each of LMI’s and GetGo’s ability to achieve strategic goals, objectives and targets over applicable periods), overall industry performance, foreign exchange rates, changes in the regulatory environment, adverse economic conditions in general and adverse economic conditions specifically affecting the markets in which LMI and GetGo operate. You are urged to review the “Risk Factors” beginning on page 32 of this proxy statement/prospectus-information statement for a description of risk factors relating to the Transactions as well as the other factors described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 55 of this proxy statement/prospectus-information statement for additional information regarding the risks inherent in forward-looking information such as these financial projections. These financial projections also reflect assumptions as to certain business decisions that are subject to change. Accordingly, there can be no assurance that these financial projections will be realized. The information from the financial projections included above should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the GoTo Business contained in this proxy statement/prospectus-information statement and in LMI’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in these financial projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

The LMI Projections, the Citrix GetGo Projections and the LMI Adjusted GetGo Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. Neither LMI’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained therein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The summaries of the LMI Projections, the Citrix GetGo Projections and the LMI Adjusted GetGo Projections are not being included in this proxy statement/prospectus-information statement to influence LMI stockholders’ decisions whether to vote for the Share Issuance.

The inclusion of summaries of the LMI Projections, the Citrix GetGo Projections and the LMI Adjusted GetGo Projections in this proxy statement/prospectus-information statement should not be regarded as an indication that any of LMI, GetGo, Citrix or their respective affiliates, officers, directors, partners, advisors or representatives considered these financial projections to be necessarily predictive of actual future events, and these financial projections should not be relied upon as such. None of LMI, GetGo or Citrix or their respective affiliates, officers, directors, partners, advisors or representatives can give any assurance that actual results will not differ materially from these financial projections, and none of LMI, GetGo, Citrix or any of their respective affiliates, officers, directors or partners undertakes any obligation to update or otherwise revise or reconcile these financial projections to reflect circumstances existing after the date the financial projections were generated or to reflect the occurrence of future events even if any or all of the assumptions underlying the financial projections are not realized. LMI does not intend to make publicly available any update or other revision to these financial projections. None of LMI, GetGo, Citrix or any of their respective affiliates, officers, directors, partners, advisors or representatives has made, makes or is authorized in the future to make any representation to any stockholder or other person regarding LMI’s or the GoTo Business’ ultimate performance compared to the information contained in these financial projections or that the estimated results will be achieved.

Ownership of LMI Following the Merger

Immediately after the closing of the Merger, Citrix equityholders are expected to own approximately 50.1% of the shares of LMI common stock on a fully diluted basis, and current LMI equityholders are expected to own approximately 49.9% of the shares of LMI common stock on a fully diluted basis.

Board of Directors and Executive Officers of LMI Following the Merger; Operations Following the Merger

Immediately following the Merger, the LMI Board of Directors will consist of nine directors, including five directors currently serving on the LMI Board of Directors and four individuals designated by Citrix and satisfactory to LMI. The Citrix director designees will be assigned to Class I, Class II and Class III of the LMI Board of Directors as follows:

•	two director designees will be appointed to the class of directors whose terms expire at the first annual meeting of LMI stockholders following the effective time of the Merger; and

•	one director designee will be appointed to each of the other two classes of directors.

The Citrix director designees are currently expected to be Robert Calderoni, Jesse Cohn, Peter Sacripanti and David Henshall. However, the appointment of Jesse Cohn to the LMI Board of Directors is conditioned upon the execution of a Cooperation Agreement by Elliott International Capital Advisors Inc. and certain of its affiliates, the form of which is attached to the Merger Agreement. See “Other Agreements—Cooperation Agreement.”

The Merger Agreement provides that in the event of a vacancy in one of the four director seats designated by Citrix during the two years following the effective time of the Merger (or for a director whose term expires at LMI’s second annual meeting of stockholders, the period ending on the second LMI annual meeting of stockholders following the effective time of the Merger), the LMI Board of Directors will appoint a Citrix-designated replacement that is satisfactory to LMI’s nominating and corporate governance committee to fill the vacancy. In connection with the first LMI annual meeting of stockholders following the effective time of the Merger, the LMI Board of Directors will, subject to the reasonable exercise of its fiduciary duties, recommend the election of the individuals designated by Citrix for re-election to the LMI Board of Directors.

Pursuant to the Merger Agreement, the LMI Board of Directors has agreed to take all action necessary to appoint at least one Citrix director designee to each of the nominating and corporate governance committee, the audit committee, the compensation committee and any other standing committee of the LMI Board of Directors. In addition, the Merger Agreement provides that the LMI Board of Directors will establish an operating committee to be effective immediately following the Merger and for a period of at least two years thereafter. This committee will be comprised of two Citrix designees and two current members of the LMI Board of Directors, and will be authorized, among other things, to design and oversee a plan to achieve the synergies expected to result from the Merger.

Michael K. Simon, LMI’s former Chief Executive Officer and current Chairman of the LMI Board of Directors, will remain in place as Chairman of the LMI Board of Directors following the completion of the Transactions. William R. Wagner, LMI’s current President and Chief Executive Officer, will also remain on the LMI Board of Directors. The other three directors designated by LMI will be named at a later date. LMI’s current President and Chief Executive Officer, William R. Wagner, and current Chief Financial Officer, Edward K. Herdiech, will continue to serve LMI in their current roles while certain members of the GetGo management team are expected to join LMI as well.

Following the Merger, the location of the headquarters and principal executive offices of LMI and GetGo will be LMI’s executive offices in Boston, Massachusetts.

Interests of Certain Persons in the Merger

Certain of LMI’s directors and executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of LMI’s stockholders generally. The members of the LMI Board of Directors were aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Transactions, including the Share Issuance and the Merger, and in recommending to LMI’s stockholders that they vote to approve the Share Issuance. As of September 1, 2016, LMI’s directors and executive officers beneficially owned approximately 4.8% of the outstanding shares of LMI’s common stock.

The compensation committee of the LMI Board of Directors will continue to oversee LMI’s executive compensation program and approve all executive compensation decisions after the Merger. LMI’s compensation committee is expected to review its executive compensation program with respect to the executive officers of LMI after the Merger but has not yet made any determinations with respect to the compensation of those officers following the Merger.

As with all Citrix stockholders, if a director or executive officer of GetGo owns shares of Citrix common stock on the record date for the Distribution, such person will participate in the Distribution and the Merger on the same terms as other Citrix stockholders. All of GetGo’s outstanding common stock is currently owned directly by Citrix. None of GetGo’s directors or executive officers, other than Christopher Hylen, Citrix’s Senior Vice President and General Manager of the GoTo Business, will receive any severance or other compensation as a result of the Merger. Pursuant to an incentive agreement between Mr. Hylen and Citrix, Mr. Hylen will be entitled to a $150,000 cash bonus payable upon completion of the Merger if he remains employed with Citrix through such date. In addition, Mr. Hylen will be entitled to receive a severance amount equal to the sum of his then current annual base salary, his target variable cash compensation, and $2.0 million if his employment is terminated by Citrix without “cause” or by Mr. Hylen for “good reason” in connection with the Merger. In such event, he also will vest in the portion of his equity awards with service-based vesting and his equity awards with performance-based vesting will be deemed earned either at target or based on actual achievement, if higher (the foregoing will not apply to his 2016 annual equity awards). In addition, Mr. Hylen will be entitled to his target variable cash compensation on a prorated basis, and continued health insurance coverage for 18 months following his date of termination. Such payments and benefits are subject to the execution by Mr. Hylen of a separation and release agreement containing a general release of claims in favor of Citrix.

Regulatory Approvals

HSR

Each party to the Merger Agreement has also agreed to make its respective filings under the HSR Act within ten business days of the execution of the Merger Agreement and, as promptly as practicable, to make any other filings required or advisable under any competition laws with respect to the transactions contemplated by the Merger Agreement and to supply the appropriate governmental authorities any additional information and documentary material that may be requested pursuant to the HSR Act and such other laws as promptly as practicable. LMI and Citrix filed the requisite notification and report forms with the U.S. Federal Trade Commission and Antitrust Division on August 9, 2016. LMI withdrew and refiled the notification and report forms on September 8, 2016 in order to provide the U.S. Federal Trade Commission and Antitrust Division additional time to review the transaction. The parties have agreed to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of approvals under other applicable competition laws as soon as practicable.

In addition, LMI has agreed to, and to cause its subsidiaries to, use reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any governmental authority with respect to the Merger so as to enable the closing of the Merger to occur as promptly as practicable, including proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of GetGo (or GetGo’s subsidiaries) or LMI (or LMI’s subsidiaries), as applicable, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the closing of the Merger (provided that the effectiveness of any such sale, divestiture or disposition or action or commitment must be contingent on consummation of the Merger and no such action that affects LMI or GetGo may be taken without the consent of LMI). However, (i) LMI will not be required to take any such action that would require sales, divestitures or dispositions of any assets, properties or businesses if such assets, properties or businesses account for more than $40.0 million in estimated, or, if applicable, actual revenues for the fiscal year ended December 31, 2016 and (ii) no other such actions will be required if such actions would reasonably be expected, individually or in the aggregate, to result in a reduction in annual revenue to LMI and its subsidiaries (including GetGo and its subsidiaries) of more than $40.0 million.

In addition, LMI agreed to defend and litigate on the merits through a lower-court ruling, any action, claim, litigation, investigation or similar proceeding by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the closing of the Merger prior to the agreed upon outside date.

Communications Regulatory Approvals

Under the Communications Act, and as a condition to, and before the completion of, the transactions contemplated by the Merger Agreement and the Separation Agreement, the FCC must approve the transfer of control of authorizations of certain Citrix subsidiaries to LMI. In connection with such approval, the FCC must determine whether LMI is qualified to control the FCC authorizations and whether such transfer of control is consistent with the Communications Act and FCC rules and would serve the public interest, convenience and necessity. The application for FCC consent to the transaction was filed on August 12, 2016.

In addition, the Transactions require the approval of certain state public utility commissions or similar state authorities that have jurisdiction over authorizations to provide telecommunications services held by Grasshopper Group, LLC, Citrix Communications LLC, and Citrix Communications Virginia LLC, which we refer to as the Citrix Telecommunications Subsidiaries. As a general matter, those state commissions, consistent with their states’ laws, must determine whether LMI is qualified to control the state authorizations and whether the transfer of control of such authorizations is consistent with the public interest, convenience and necessity. With respect to the state approvals, Citrix and LMI have agreed that satisfaction of the relevant closing condition requires evidence of consent, approval, or other authorization, if required, from state commissions covering not less than 90% of the aggregate number of audio service subscribers of the Citrix Telecommunications Subsidiaries.

Citrix and LMI each have agreed to use commercially reasonable efforts to (i) obtain consent of the FCC and (ii) obtain all approvals, authorizations, or consents from, and submit all notices to, the state commissions having jurisdiction over the Transactions. For a further description, see “The Transaction Agreements—The Merger Agreement—Conduct of Business Pending the Merger—Regulatory Matters.

Listing

LMI will make an application to the NASDAQ Global Select Market for the listing of the shares of LMI common stock to be issued in connection with the Merger and agreed to use reasonable best efforts to cause such listing application to be approved. It is a condition to the obligation of the parties to consummate the Merger that the shares of LMI common stock to be issued in connection with the Merger have been approved for listing on the NASDAQ Global Select Market.

Federal Securities Law Consequences; Resale Restrictions

LMI common stock issued pursuant to the Merger Agreement will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Citrix stockholder who may be deemed to be an “affiliate” of LMI for purposes of Rule 145 under the Securities Act.

Accounting Treatment of the Merger

Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (LMI in this case) is generally the accounting acquirer; however, all pertinent facts and circumstances must be considered, including, but not limited to, the following:

•	The composition of the senior management of the combined entity. In this case, the chief executive officer and chief financial officer of LMI immediately following the Merger will consist of the chief executive officer and chief financial officer of LMI immediately prior to consummation of the Merger. In addition, a majority of senior management (inclusive of executive officers) of LMI immediately following the Merger is expected to consist of the senior management of LMI immediately prior to consummation of the Merger.

•

The composition of the governing body of the combined entity. In this case, the LMI Board of Directors immediately following the Merger will be composed of five members of the LMI Board of Directors (including its Chairman) immediately prior to the Merger and four members designated by Citrix. In addition, the nominating and corporate governance committee will be composed of three members, consisting of two designees of LMI and one designee of Citrix. As a result of the initial composition of the staggered-term Board of Directors of the combined entity and its director nominating committee, it is expected that members of the Board of Directors elected by LMI stockholders prior to the Merger will maintain a five-member majority of the Board of Directors for a substantive period after the Merger, including through May 2018, when LMI’s 2018 annual meeting of stockholders is expected to occur.

•	The relative voting interests in the combined entity after the combination. In this case, immediately following the Merger, equityholders of Citrix, the sole stockholder of GetGo, are expected to receive approximately 50.1% of LMI’s issued and outstanding common stock on a fully diluted basis and LMI equityholders are expected to own the remaining approximately 49.9% of LMI’s issued and outstanding common stock on a fully diluted basis.

LMI’s management has determined that LMI represents the accounting acquirer in this combination based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to this transaction. As a result, LMI will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of the GoTo Business upon consummation of the Merger. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, and recording goodwill for the excess of the purchase price over the aggregate fair value of the identifiable assets acquired and liabilities assumed.

Rights of Appraisal

Neither LMI’s nor Citrix’s stockholders will be entitled to exercise appraisal or dissenters’ rights under the DGCL in connection with the Separation, the Distribution or the Merger.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND MERGER

The following is a general discussion of the material U.S. federal income tax consequences of the Distribution and Merger to the U.S. holders, as defined below, of Citrix common stock. The following discussion is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of such authorities by the courts and the IRS, all as they exist as of the date of this proxy statement/prospectus-information statement and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion is limited to holders of Citrix common stock that are U.S. holders, as defined below, and hold such stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to U.S. holders of Citrix common stock in light of their particular circumstances, nor does it address the consequences to holders of Citrix common stock subject to special treatment under the U.S. federal income tax laws, such as:

•	tax-exempt entities;

•	partnerships (including entities treated as partnerships for U.S. federal income tax purposes);

•	persons who are subject to the alternative minimum tax;

•	certain former citizens or long-term residents of the United States;

•	persons who acquire their shares of Citrix common stock or LMI common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	banks, insurance companies and other financial institutions;

•	regulated investment companies and real estate investment trusts;

•	dealers or traders in securities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	holders who have a functional currency other than the U.S. dollar; and

•	persons who hold their shares of Citrix common stock or LMI common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes.

This discussion does not address any U.S. federal estate, gift or other non-income tax consequences or any state, local or foreign tax consequences, or the consequences of the Medicare tax on net investment income. Holders of Citrix common stock should consult their tax advisors as to the particular tax consequences to them of the Distribution and Merger.

For purposes of this discussion, a U.S. holder is a beneficial owner of Citrix common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of its substantial decisions, or (ii) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Citrix common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of Citrix common stock and partners in such partnerships should consult their own tax advisors regarding the tax consequences of the Distribution and Merger.

CITRIX STOCKHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION AND MERGER.

Treatment of the Distribution

The completion of the Distribution is conditioned upon the receipt by Citrix of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, or Skadden, to the effect that (i) the Contribution and Distribution, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and each of Citrix and GetGo will be a party to the reorganization within the meaning of Section 368(b) of the Code, (ii) the Distribution, as such, will qualify as a distribution of the GetGo common stock to Citrix’s stockholders pursuant to Section 355 of the Code, and as a transaction in which the stock distributed is thereby “qualified property” for purposes of Sections 355(d), 355(e) and 361(c) of the Code, and (iii) the Merger will not cause Section 355(e) of the Code to apply to the Distribution. We refer to Skadden’s opinion covering the foregoing matters as the Distribution Tax Opinion. The Distribution Tax Opinion will be based on, among other things, current law and factual representations and assumptions as of the date of the Distribution made by Citrix, GetGo, LMI and Merger Sub. The failure of any of those representations or assumptions to be true, correct and complete in all material respects could adversely affect the conclusions stated herein. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinion. Neither Citrix nor LMI intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the Distribution. Consequently, no assurance can be given that the IRS will not challenge the conclusions reflected herein or in the Distribution Tax Opinion or that a court would not sustain such a challenge.

Based on and assuming the validity of the Distribution Tax Opinion, the following is a discussion of the material U.S. federal income tax consequences of the Contribution and the Distribution:

•	subject to the discussion below regarding Section 355(e), and except for taxable income or gain possibly arising as a result of certain internal reorganization transactions undertaken prior to or in anticipation of the Distribution, Citrix will not recognize gain or loss in connection with the Contribution and the Distribution;

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. holder of Citrix common stock solely as a result of the receipt of GetGo common stock in the Distribution;

•	the aggregate tax basis in the shares of Citrix common stock and GetGo common stock in the hands of each U.S. holder of Citrix common stock immediately after the Distribution will be the same as the aggregate tax basis of the shares of Citrix common stock held by such U.S. holder immediately before the Distribution, allocated between the shares of Citrix common stock and GetGo common stock in proportion to their relative fair market values immediately following the Distribution; and

•	the holding period for each U.S. holder of Citrix common stock for the GetGo common stock received in the Distribution will include the holding period for the Citrix common stock with respect to which the GetGo common stock was received.

Even if the Contribution and Distribution were to qualify as a reorganization under Sections 368(a) and 355 of the Code, the Distribution would be taxable to Citrix (but not to U.S. holders of Citrix common stock) pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either Citrix or GetGo

(or of LMI after the Merger), directly or indirectly, as part of a plan or series of related transactions that include the Distribution. For purposes of Section 355(e), any acquisitions of Citrix, GetGo or LMI stock within the period beginning two years before the Distribution and ending two years after the Distribution are generally presumed to be part of such a plan, although Citrix may, depending on the facts and circumstances, be able to rebut that presumption. For purposes of this test, the Merger will be treated as part of a plan with the Distribution, but the Merger standing alone will not cause the Distribution to be taxable to Citrix under Section 355(e) of the Code because holders of GetGo common stock will own more than 50% of the common stock of LMI following the Merger. If the IRS were to determine that other acquisitions of Citrix, GetGo or LMI stock, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of a material amount of taxable gain by Citrix under Section 355(e) of the Code. In connection with the Distribution Tax Opinion, Citrix and GetGo will represent that the Distribution is not part of any such plan or series of related transactions, and LMI will represent that the Merger is not part of any such plan or series of related transactions with the Distribution, in each case pursuant to which one or more persons will acquire directly or indirectly equity representing a 50% or greater interest in Citrix or GetGo.

In general, if the Contribution and Distribution, taken together, were determined not to qualify as a “reorganization” under Sections 368(a) and 355 of the Code, Citrix would recognize taxable gain, which could result in significant tax to Citrix. In addition, each U.S. holder of Citrix common stock who receives GetGo common stock in the Distribution would be treated as receiving a taxable distribution equal to the amount of the fair market value of the GetGo common stock received by the U.S. holder. Specifically, the full value of GetGo common stock distributed to a U.S. holder generally would be treated first as a taxable dividend to the extent of the holder’s pro rata share of Citrix’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the holder’s basis in the Citrix common stock, and finally as capital gain from the sale or exchange of Citrix common stock with respect to any remaining value.

In connection with the Transactions, Citrix, GetGo and LMI have executed a Tax Matters Agreement pursuant to which GetGo and LMI will be restricted from taking certain actions or failing to take certain actions that could adversely affect the intended U.S. federal income tax treatment of the Distribution and certain related transactions. Under the Tax Matters Agreement, GetGo and LMI may be obligated, in certain cases, to indemnify Citrix against taxes on the Distribution that arise as a result of GetGo’s or LMI’s actions, or failure to act. If the Distribution were to be taxable to Citrix, the liability for payment of such tax by Citrix, or by LMI under the Tax Matters Agreement, could have a material adverse effect on Citrix or LMI, as the case may be. For more information regarding the Tax Matters Agreement, see “Additional Agreements Related to the Separation, The Distribution and The Merger—Tax Matters Agreement.”

Treatment of the Merger

Immediately following the receipt by a U.S. holder of Citrix stock of shares of GetGo common stock in the Distribution, the shares of GetGo common stock so received will be exchanged for shares of LMI common stock pursuant to the Merger. The completion of the Merger is conditioned upon (i) Citrix’s receipt of the Distribution Tax Opinion from Skadden and (ii) Citrix’s and LMI’s receipt of opinions, from Skadden and from Latham & Watkins LLP, respectively, which we refer to as the Citrix Merger Tax Opinion and LMI Merger Tax Opinion, respectively, that, based on customary representations and assumptions set forth in each such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of LMI, Merger Sub and GetGo will be a party to the reorganization within the meaning of Section 368(b). We refer to the Citrix Merger Tax Opinion and the LMI Merger Tax Opinion collectively as the Merger Tax Opinions. The LMI Merger Tax Opinion will also be based on the assumption that the Contribution and Distribution, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and each of Citrix and GetGo will be a party to the reorganization within the meaning of Section 368(b) of the Code. As stated above, an opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinion. Neither Citrix nor LMI intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not challenge the conclusions reflected herein or in the Merger Tax Opinions or that a court would not sustain such a challenge.

Based on and assuming the validity of the Merger Tax Opinions, in general, for U.S. federal income tax purposes:

•	GetGo will not recognize gain or loss in the Merger;

•	U.S. holders of GetGo common stock will not recognize gain or loss upon the receipt of LMI common stock pursuant to the Merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of LMI common stock;

•	the aggregate tax basis in the shares of LMI common stock received by a U.S. holder of GetGo common stock pursuant to the Merger (including fractional shares deemed received as described below) will be equal to such holder’s aggregate tax basis in its GetGo common stock surrendered in exchange for the LMI common stock;

•	a U.S. holder’s holding period for the LMI common stock received in the Merger (including fractional shares deemed received as described below) will include the holding period for the GetGo common stock surrendered in the Merger; and

•	a U.S. holder that receives cash in lieu of a fractional share of LMI common stock will be treated as having received such fractional share pursuant to the Merger and then as having sold such fractional share for cash. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and such holder’s adjusted basis in the fractional share. Such gain or loss will be long-term capital gain or loss if the holder’s holding period for its GetGo common stock, as described above, exceeds one year at the effective time of the Merger. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

If the Contribution and Distribution qualify as a reorganization under Sections 368(a) and 355 of the Code, current Treasury regulations require certain U.S. holders who are “significant distributees” (generally, a U.S. holder that owns at least 5% of the outstanding Citrix stock immediately before the Distribution) and who receive GetGo common stock pursuant to the Distribution to attach to their U.S. federal income tax returns for the taxable year in which the Distribution occurs a statement setting forth certain information with respect to the transaction. Citrix will provide U.S. holders of Citrix common stock with the information necessary to comply with this requirement. Holders should consult their tax advisors to determine whether they are significant distributees required to provide the foregoing statement.

If the Merger qualifies as a reorganization under Section 368(a) of the Code, current Treasury regulations require certain U.S. holders who become “significant holders” of GetGo common stock in the Distribution (generally, a U.S. holder that owns at least 1% of the outstanding GetGo common stock immediately before the Merger) to comply with certain reporting requirements. Significant holders generally will be required to file a statement with their U.S. federal income tax returns for the taxable year in which the Merger occurs setting forth certain information with respect to the transaction. Holders should consult their tax advisors to determine whether they are significant holders required to provide the foregoing statement.

In addition, payments of cash to a holder of GetGo common stock in lieu of fractional shares of LMI common stock pursuant to the Merger may be subject to information reporting, unless the U.S. holder provides proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 28%), unless such holder provides a correct taxpayer identification number (generally on an IRS Form W-9) and otherwise complies with the requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained from the IRS, provided that the required information is properly furnished in a timely manner to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND MERGER UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH CITRIX STOCKHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION AND MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

THE TRANSACTION AGREEMENTS

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The summary is qualified in its entirety by the Merger Agreement, dated as of July 26, 2016, which is incorporated by reference in this proxy statement/prospectus-information statement. Stockholders of LMI and Citrix are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide LMI stockholders and Citrix stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information included in this document. This summary is not intended to provide any other factual information about LMI, Merger Sub, Citrix or GetGo. Information about LMI, Merger Sub, Citrix and GetGo can be found elsewhere in this proxy statement/prospectus-information statement and in the documents incorporated by reference into this proxy statement/prospectus-information statement.

The Merger Agreement contains representations and warranties of LMI and Merger Sub that are solely for the benefit of Citrix and GetGo and representations and warranties of Citrix that are solely for the benefit of LMI and Merger Sub. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement as of a specified date. Moreover, the representations and warranties in the Merger Agreement were made solely for the benefit of the other parties to the Merger Agreement and were used for the purpose of allocating risk among the respective parties. Therefore, stockholders should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to stockholders and were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and are subject to more recent developments. Accordingly, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, and stockholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about LMI and Citrix and their subsidiaries that the respective companies include in this proxy statement/prospectus-information statement and in other reports and statements they file with the SEC.

The Merger

Under the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into GetGo. As a result of the Merger, the separate corporate existence of Merger Sub will terminate, and GetGo will continue as the surviving corporation as a wholly owned subsidiary of LMI. In accordance with the DGCL, GetGo will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub. The certificate of incorporation and bylaws of GetGo in effect immediately prior to the Merger will be amended and restated in their entirety to read as set forth in Annex B and Annex C, respectively, to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation and bylaws of GetGo following completion of the Merger.

Under the terms of the Merger Agreement, the directors of Merger Sub before the Merger will be the initial directors of GetGo after the Merger, and the officers of GetGo before the Merger will be the initial officers of GetGo after the Merger.

Closing; Effective Time

Under the terms of the Merger Agreement, the closing of the Merger will take place on the third business day after all conditions precedent to the Merger (other than those that are to be satisfied or, where permissible under applicable law, waived at the closing, but subject to the satisfaction or waiver of those conditions at closing) have been satisfied or, where permissible under applicable law, waived, or such other date and time as the parties may mutually agree. Under the Separation Agreement, the Distribution will occur on the same day as and prior to the closing of the Merger.

At the closing of the Merger, GetGo and Merger Sub will cause to be filed a certificate of merger with the Secretary of State of the State of Delaware to effect the Merger. The Merger will become effective at the time of filing of the certificate of merger or at such later time as LMI and GetGo agree and specify in the certificate of merger.

Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of GetGo common stock (except for any such shares held as treasury stock, which will be cancelled) will be automatically converted into the right to receive one share of LMI common stock. The conversion set forth in the Merger Agreement, after giving effect to the issuance of GetGo shares to Citrix under the Separation Agreement and the distribution of GetGo shares to the stockholders of Citrix in the Distribution, is expected to result in equityholders of Citrix following the Distribution collectively holding approximately 50.1% of the shares of LMI common stock on a fully diluted basis immediately following the Merger.

Pursuant to an adjustment provision in the Merger Agreement, in the event that Citrix would be unable to receive the Distribution Tax Opinion or the Citrix Merger Tax Opinion, or LMI would be unable to receive or provide a copy to Citrix of the LMI Merger Tax Opinion because the percentage of outstanding shares of LMI common stock to be received by stockholders of GetGo with respect to GetGo common stock that was not acquired directly or indirectly pursuant to a plan (or series of related transactions) which includes the Distribution (within the meaning of Section 355(e) of the Code), which we refer to as Qualified GetGo Common Stock, would be less than 50.1% of all outstanding LMI common stock (determined before any adjustment pursuant to this provision), then the aggregate number of shares of LMI common stock into which the shares of GetGo common stock will automatically be converted in the Merger may be increased such that the number of shares of LMI common stock to be received by stockholders of GetGo with respect to Qualified GetGo Common Stock will equal 50.1% of all outstanding LMI common stock. As a result of the adjustment provision, it is possible that LMI could be required to issue additional shares of LMI common stock pursuant to the Merger. However, it is not currently expected that this adjustment provision will be triggered in the Merger. The adjustment mechanism is subject to the requirements that (i) prior an adjustment, Citrix must first provide notice to LMI describing in detail the reasons for the adjustment and must consider in good faith comments provided by LMI and (ii) in certain cases the target amount of cash and cash equivalents required to be on hand at GetGo at the effective time will be increased by an amount equal to $63.92 multiplied by the number of additional shares of LMI common stock to be issued pursuant to the adjustment.

No fractional shares of LMI common stock will be issued pursuant to the Merger. All fractional shares of LMI common stock that a Citrix stockholder entitled to shares of GetGo common stock in the Distribution would otherwise be entitled to receive as a result of the Merger will be aggregated by the exchange agent selected by Citrix, and the exchange agent will cause the whole shares obtained by such aggregation to be sold in the open market or otherwise at then-prevailing market prices no later than five business days after the Distribution. The exchange agent will make available the net proceeds of the sale, after deducting any required withholding taxes and agent fees, on a pro rata basis, without interest, as soon as practicable following the Merger to the Citrix stockholders entitled to shares of GetGo common stock in the Distribution that would otherwise be entitled to receive such fractional shares of LMI common stock pursuant to the Merger.

The merger consideration and any cash in lieu of fractional shares paid in connection with the Merger will be reduced by any applicable tax withholding.

Cash and Other Adjustments

The Merger Agreement provides that at the closing of the Merger, GetGo will have a target amount of cash and cash equivalents equal to $25.0 million, a target amount of non-cash working capital of $29.0 million and a deferred revenue target of $124.0 million. Prior to the closing of the Merger, Citrix will prepare a report setting forth an estimate of GetGo’s cash and cash equivalents, working capital, deferred revenue and indebtedness as of the date of the closing of the Merger. Based upon these estimates and the amounts by which such estimates exceed or fall short of their target amounts (or in the case of GetGo’s indebtedness, an amount greater than zero, and deferred revenue, an amount exceeding the target), GetGo may be required to distribute cash to Citrix, or Citrix may be required to contribute cash to GetGo, in each case, immediately prior to the closing of the Merger (except that as to working capital, no closing adjustment will be made if the estimated closing working capital is within $3.0 million of the target working capital). Within 60 days after the closing of the Merger, LMI will prepare a report setting forth its own calculations of GetGo’s actual cash and cash equivalents, working capital, deferred revenue and indebtedness as of the date of the closing of the Merger and, if necessary to correct any discrepancy between the estimates delivered at the closing of the Merger and the calculations included in LMI’s post-closing report, either Citrix will pay to the surviving corporation the amount of any such discrepancy (if the discrepancy at closing was in favor of Citrix) or the surviving corporation will pay to Citrix the amount of such discrepancy (if the discrepancy at closing was in favor of LMI), except that as to working capital, no post-closing adjustment will be made if the final calculation of working capital at closing is within $3.0 million of the target working capital.

Distribution of Per Share Merger Consideration

Prior to the effective time of the Merger, LMI will deposit in a reserve account with an exchange agent appointed by Citrix and reasonably acceptable to LMI, book-entry authorizations representing shares of LMI common stock for the benefit of the Citrix equityholders entitled to shares of GetGo common stock in the Distribution and for distribution in the Merger upon conversion of the GetGo common stock. At the effective time of the Merger, all issued and outstanding shares of GetGo common stock (except for such shares held as treasury stock, which will be cancelled) will be automatically converted into the right to receive shares of LMI common stock as described above under “—Merger Consideration.” Immediately thereafter, the exchange agent will distribute to each Citrix equityholder entitled to shares of GetGo common stock in the Distribution book-entry authorizations representing the number of whole shares of LMI common stock that such equityholder is entitled to receive in the Merger. The exchange agent will also distribute to each Citrix stockholder entitled to shares of GetGo common stock in the Distribution and who would otherwise be entitled to a fractional shares of LMI common stock in connection with the Merger, cash in lieu of fractional shares of LMI common stock as described above under “—Merger Consideration”. See “—Distributions With Respect to Shares of LMI Common Stock after the Effective Time” below for a discussion of other distributions with respect to shares of LMI common stock.

Treatment of Citrix Equity Awards

Following the effective time of the Merger, all outstanding Citrix stock options held by GetGo employees will remain outstanding as options to purchase Citrix shares in accordance with and subject to the terms of the applicable options. In addition, all outstanding Citrix performance-based restricted stock units held by GetGo employees with respect to Citrix’s 2014 through 2016 performance period will remain outstanding and continue to constitute the right to earn shares of Citrix common stock based on the actual performance of Citrix during the 2014 through 2016 performance period in accordance with the terms of the applicable awards, except that the Merger and the related transactions will not constitute a termination of employment for purposes of the Citrix restricted stock units. At the effective time of the Merger, all other outstanding Citrix restricted stock units held by GetGo employees will, after giving effect to any applicable accelerated vesting provisions, be cancelled and substituted with LMI restricted stock units. The number of LMI shares subject to each substituted restricted stock unit will equal the number of Citrix shares subject to the corresponding Citrix restricted stock unit as of immediately before the effective time of the Merger multiplied by the adjustment ratio described below and rounded down to the nearest whole LMI share.

Citrix restricted stock units that are subject to performance-based vesting conditions immediately before the effective time of the Merger (other than Citrix restricted stock units with respect to the 2014 through 2016 performance period, which will continue to constitute the right to earn shares of Citrix common stock as described above) will be adjusted based on an interim performance assessment as if the applicable performance period ended on the day immediately prior to the effective time of the Merger and will be prorated based on the portion of the performance period which has then elapsed, rounded down to the nearest whole share. LMI restricted stock units issued in substitution for these Citrix restricted stock units will have the same terms and conditions as applied to the corresponding Citrix restricted stock units, as adjusted, immediately before the effective time of the Merger except that the LMI restricted stock units will not be subject to performance-based vesting conditions and will instead be subject to cliff vesting on the final day of the applicable performance period. LMI restricted stock units issued in substitution for Citrix restricted stock units that were subject to time-based vesting conditions immediately before the effective time of the Merger will have the same terms and conditions as applied to the corresponding Citrix restricted stock units immediately before the effective time of the Merger.

The adjustment ratio to be used for determining the number of LMI shares subject to substituted restricted stock units will equal the quotient obtained by dividing the volume-weighted average per-share trading price of Citrix common stock on the five trading days immediately prior to the date upon which the effective time of the Merger occurs by the volume-weighted average per-share trading price of LMI common stock on the five trading days immediately following the date upon which the effective time of the Merger occurs.

Distributions With Respect to Shares of LMI Common Stock After the Effective Time

No dividend or other distributions declared or made after the effective time of the Merger with respect to LMI common stock will be paid with respect to any shares of LMI common stock that are not able to be distributed promptly after the effective time of the Merger, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable laws, following the distribution of any previously undistributed shares of LMI common stock that are able to be distributed promptly following the effective time of the Merger, the following amounts will be paid to the record holder of such shares of LMI common stock, without interest:

•	at the time of the distribution of such previously undistributed shares, the amount of cash payable in lieu of fractional shares of LMI common stock to which such holder is entitled pursuant to the Merger Agreement and the amount of dividends or other distributions with a record date after the effective time of the Merger theretofore paid with respect to such whole shares of LMI common stock; and

•	at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time of the Merger but prior to the distribution of such whole shares of LMI common stock and a payment date subsequent to the distribution of such whole shares of LMI common stock.

Termination of Exchange Fund

Any portion of the amounts deposited with the exchange agent under the Merger Agreement that remains undistributed to the Citrix stockholders entitled to shares of GetGo common stock in the Distribution on the one-year anniversary of the effective time of the Merger will be delivered to LMI, and any Citrix stockholders entitled to shares of GetGo common stock in the Distribution who have not received shares of LMI common stock as described above may thereafter look only to LMI for payment of the shares of LMI common stock as merger consideration under the Merger Agreement or cash in lieu of fractional shares with respect to LMI common stock (subject to any abandoned property, escheat or similar law).

Post-Closing LMI Board of Directors and Committees

The Merger Agreement provides that the LMI Board of Directors will take all actions necessary to cause, effective as of immediately following the effective time of the Merger, the number of directors comprising the LMI Board of Directors to consist of nine directors, and to cause four individuals designated by Citrix to be appointed to the LMI Board of Directors as of the effective time of the Merger. The Citrix director designees will be assigned to Class I, Class II and Class III of the LMI Board of Directors as follows:

•	two director designees will be appointed to the class of directors whose terms expire at the first annual meeting of LMI stockholders following the effective time of the Merger; and

•	one director designee will be appointed to each of the other two classes of directors.

The Citrix director designees are currently expected to be Robert Calderoni, Jesse Cohn, Peter Sacripanti and David Henshall. However, the appointment of Jesse Cohn to the LMI Board of Directors is conditioned upon the execution of a Cooperation Agreement by Elliott International Capital Advisors Inc. and certain of its affiliates, the form of which is attached to the Merger Agreement. See “Other Agreements—Cooperation Agreement.”

Pursuant to the Merger Agreement, the LMI Board of Directors has agreed to take all action necessary to appoint at least one Citrix director designee to each of the nominating and corporate governance committee, the audit committee, the compensation committee and any other standing committee of the LMI Board of Directors. In addition, the Merger Agreement provides that the LMI Board of Directors will establish an operating committee to be effective immediately following the Merger and for a period of at least two years thereafter. This committee will be comprised of two Citrix designees and two current members of the LMI Board of Directors, and will be authorized, among other things, to design and oversee a plan to achieve the synergies expected to result from the Merger.

Michael K. Simon, LMI’s former Chief Executive Officer and current Chairman of the LMI Board of Directors, will remain in place as Chairman of the LMI Board of Directors following the completion of the Transactions. William R. Wagner, LMI’s current President and Chief Executive Officer, will also remain on the LMI Board of Directors. The other three directors designated by LMI will be named at a later date.

LMI’s current President and Chief Executive Officer, William R. Wagner, and current Chief Financial Officer, Edward K. Herdiech, will continue in their roles. Certain members of the GetGo management team are expected to join LMI as well.

Stockholders’ Meeting

Under the terms of the Merger Agreement, LMI is required to, as soon as practicable following the date on which the SEC has cleared the effectiveness of this proxy statement/prospectus-information statement, call a meeting of its stockholders for the purpose of voting upon the Share Issuance. LMI is required to solicit proxies from its stockholders in favor of the approval of the Share Issuance and to take all other action reasonably necessary or advisable to secure the approval of LMI’s stockholders of the Share Issuance.

Representations and Warranties

In the Merger Agreement, each of LMI and Merger Sub has made representations and warranties to Citrix and GetGo relating to LMI, Merger Sub and their business as of the date of the Merger Agreement, and Citrix has made representations and warranties to LMI and Merger Sub relating to Citrix and the GoTo Business as of the date of the Merger Agreement, which representations and warranties will also be made, subject to certain materiality, “material adverse effect,” knowledge and other qualifications, as of the date of the closing of the Merger (except for certain representations and warranties that by their terms address matters only as of a specified date, which are made only as of such specified date), as described below. These representations and warranties relate to, among other things:

•	due organization, good standing and qualification;

•	capital structure;

•	subsidiaries;

•	authority to enter into the Merger Agreement and other Transaction Documents;

•	absence of conflicts with or violations of governance documents, other obligations or laws;

•	board of director and stockholder approvals;

•	governmental consents and approvals;

•	financial statements and the absence of undisclosed liabilities;

•	absence of certain changes or events;

•	absence of investigations or litigation;

•	accuracy of information supplied for use in LMI’s registration statement, which is a part of this proxy statement/prospectus-information statement and the registration statement to be filed by GetGo with respect to the Separation and the Distribution;

•	compliance with applicable laws;

•	intellectual property, information technology and data security matters;

•	interests in real property;

•	employee benefit matters and labor matters;

•	tax matters;

•	material contracts;

•	environmental matters; and

•	payment of fees to brokers or finders in connection with the Transactions.

LMI and Merger Sub also made representations and warranties to Citrix and GetGo relating to the receipt by the LMI Board of Directors of an opinion of LMI’s financial advisor, the required vote of LMI stockholders on the transactions contemplated by the Merger Agreement, including the Share Issuance, and the absence of any stockholder rights plan, anti-takeover plan or other similar device of LMI in effect. Citrix also made representations and warranties to LMI relating to the sufficiency of assets to be transferred to the GoTo Business in connection with the Separation as well as the relationships between the GoTo Business and Citrix and any obligations between GetGo and Citrix following the closing of the Merger.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on LMI, Citrix or GetGo, as applicable), knowledge qualifications, or both, and none of the representations and warranties will survive the effective time of the Merger. The Merger Agreement does not contain any post-closing indemnification obligations with respect to these matters.

Under the Merger Agreement, a material adverse effect means, with respect to LMI, any event, circumstance, change in or effect on LMI and its subsidiaries that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, results of operations or financial condition of LMI and its subsidiaries, taken as a whole and, with respect to GetGo, any event, circumstance, change in or effect on the GoTo Business that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, results of operations or the financial condition of the GoTo Business taken as a whole. However, none of the following, either alone or in combination, will be deemed either to constitute, or be taken into account in determining whether there is, a material adverse effect:

•	events, circumstances, changes or effects that generally affect the industries or segments in which LMI and its subsidiaries, or the GoTo Business, as applicable, operate;

•	general business, economic, or political conditions (or changes therein);

•	events, circumstances, changes or effects affecting the financial, credit or securities markets in the United States or in any other country or region in the world, including changes in interest rates or foreign exchange rates;

•	events, circumstances, changes or effects arising out of, or attributable to, the announcement of the execution of, or the consummation of the transactions contemplated by, the Merger Agreement, the Separation Agreement (in the case of GetGo) or any ancillary agreement, including with respect to employees, customers, suppliers, distributors, financing sources, landlords, licensors or licensees;

•	events, circumstances, changes or effects arising out of, or attributable to, acts of armed hostility, sabotage, terrorism or war (whether or not declared), including any escalation or worsening thereof;

•	events, circumstances, changes or effects arising out of, or attributable to, earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, weather-related conditions, explosions or fires, or any force majeure events;

•	any events, circumstances, changes or effects arising out of, or attributable to, changes (or proposed changes) or modifications in GAAP, other applicable accounting standards or applicable law or the interpretation or enforcement thereof; or

•	events, circumstances, changes or effects arising out of, or attributable to, the failure to meet any internal or other estimates, expectations, forecasts, plans, projections or budgets for any period (but not, in each case, the underlying cause or factors contributing to, any such changes).

Notwithstanding the foregoing, none of the categories of exclusions described in the first, second, third, fifth, sixth or seventh bullets above will apply to the extent that such event, circumstance, change or effect has a disproportionate effect on LMI’s and its subsidiaries’ business, taken as a whole, or the GoTo Business, taken as a whole, as compared with other participants in the industries in which they operate.

Conduct of Business Pending the Merger

Each of the parties to the Merger Agreement has undertaken to perform customary covenants in the Merger Agreement that place restrictions on it and its subsidiaries until the effective time of the Merger. In general, each of LMI and Citrix (with respect to GetGo and the GoTo Business) has agreed that, prior to the effective time of the Merger, except as contemplated by the Merger Agreement or the other Transaction Documents (including with respect to the Reorganization), required by applicable law or consented to by the other party thereto (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, it will conduct its business in the ordinary course in all material respects.

In addition, LMI has agreed that, prior to the effective time of the Merger, except as contemplated by the Merger Agreement or the other Transaction Documents, required by applicable law, or consented to by Citrix (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions set forth in LMI’s disclosure schedules to the Merger Agreement, LMI will not, and will cause its subsidiaries not to, take any of the following actions:

•	issue, sell, pledge, dispose of, grant or encumber, or authorize any such actions with respect to, any shares of capital stock of, or any other ownership interests in LMI or any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any “phantom” interest) of LMI or any of its subsidiaries subject to certain exceptions, including with respect to the issuance of equity awards to employees in the ordinary course of business and upon the exercise of settlement of equity awards outstanding as of the date of the Merger Agreement;

•	sell, pledge, dispose of, encumber (other than permitted encumbrances under the Merger Agreement) or authorize any such actions with respect to any material assets of the businesses of LMI and its subsidiaries, except in the ordinary course of business and consistent with past practice and dispositions of obsolete or worn out assets that are no longer useful in the operation or conduct of the business of LMI or its subsidiaries;

•	amend or restate the certificate of incorporation or bylaws (or similar organizational documents) of LMI or any of its subsidiaries, except for the Charter Amendment;

•	declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock (whether in cash, stock, property or otherwise), except for cash dividends or distributions by any wholly owned subsidiary and one or more special cash dividends in an aggregate amount of up to $1.50 per share of LMI common stock as described in “—LMI Special Dividends” below.

•	adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise directly or indirectly acquire any of its capital stock;

•	other than in the ordinary course of business and consistent with past practice or as required by existing compensation or benefit programs: acquire or dispose of (including by merger, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division, business unit or material assets thereof having a value in excess of $50.0 million individually or in the aggregate (provided that no such acquisition or disposition, whether alone or in combination, is significant to LMI such that pro forma financial statements would be required to be included in the registration statement contained in this proxy statement/prospectus-information statement under Regulation S-X) or make any loans or advances or capital contribution to, or investment in, any entity other than LMI or a subsidiary of LMI, except for travel advances to employees in the ordinary course of business consistent with past practice;

•	other than in the ordinary course of business and consistent with past practice or as required by existing compensation or benefit programs, increase the compensation or benefits payable to any employee of LMI or its subsidiaries, materially amend or supplement any bonus, equity incentive, deferred compensation or other employee benefit plan, enter into or amend any employment, consulting, change in control, retention, severance or termination agreement with any employee of LMI, terminate the employment (other than for cause) of or hire or promote any individual who is an officer of LMI or its subsidiaries at the vice president level or above, hire (subject to certain exceptions) any other employee of LMI and its affiliates or enter into any collective bargaining agreement;

•	change any method of accounting or accounting practice or policy used by LMI as it relates to the businesses of LMI and its subsidiaries, other than such changes as are required by GAAP or a governmental authority;

•	other than in the ordinary course of business and consistent with past practice, make any change (or file any such change) in any method of tax accounting or any annual tax accounting period, make, change or rescind any tax election, settle or compromise any tax liability or consent to any claim or assessment relating to taxes, file any amended tax return or claim for refund, enter into any closing agreement relating to taxes or waive or extend the statute of limitations in respect of taxes; in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to Citrix or any of its subsidiaries;

•	pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the financial statements set forth in reports filed or furnished by LMI to the SEC or incurred in the ordinary course of business and consistent with past practice;

•

incur, guarantee or assume or otherwise become responsible for any indebtedness for borrowed money other than (i) indebtedness incurred under LMI’s current credit facilities; (ii) indebtedness solely between or among LMI and its subsidiaries; (iii) refinancing, replacements, extensions and renewals of existing indebtedness entered into in the ordinary course of business consistent with past practice; and (iv) letters of credit or similar arrangements entered into in the ordinary course of business consistent with past practice;

•	commence or settle any action or investigation other than in the ordinary course of business and consistent with past practice;

•	enter into, extend, materially amend, cancel or terminate any material contract of LMI other than in the ordinary course of business and consistent with past practice;

•	abandon, disclaim, sell, assign or grant any security interest in, to or under any intellectual property material to LMI, or grant to any third party any license, or enter into any covenant not to sue, with respect to any intellectual property material to LMI, in each case, except for non-exclusive licenses granted to customers in the ordinary course of business and consistent with past practice and on LMI’s (or a subsidiary’s) standard form of customer contract without material modification of any provisions relating to any intellectual property material to LMI;

•	fail to exercise any rights of renewal with respect to any material real property leased, subleased, licensed or otherwise occupied by LMI or any of its subsidiaries that by its terms would otherwise expire unless LMI (or, if the lessee is a subsidiary of LMI, such subsidiary) determines in good faith that a renewal would not be in the best interests of LMI;

•	fail to maintain (with insurance companies substantially as financially responsible as its existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with the past practice of LMI and its subsidiaries; or

•	announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Citrix has agreed that, prior to the effective time of the Merger, except as contemplated by the Merger Agreement or the other Transaction Documents, required by applicable law or consented to by LMI (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions set forth in Citrix’s disclosure schedules to the Merger Agreement, Citrix will not, and will cause its subsidiaries not to, to the extent relating to the GoTo Business, take any of the following actions:

•	issue, sell, pledge, dispose of, grant or encumber, or authorize any such actions with respect to, any shares of capital stock of, or any other ownership interests in GetGo (or any other subsidiary of Citrix that Citrix will contribute to GetGo in connection with the Reorganization), or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any “phantom” interest) of GetGo (or any other subsidiary of Citrix that Citrix will contribute to GetGo in connection with the Reorganization);

•	sell, pledge, dispose of, encumber (other than permitted encumbrances under the Merger Agreement) or authorize any such actions with respect to any material assets of the GoTo Business, except in the ordinary course of business and consistent with past practice and dispositions of obsolete or worn out assets that are no longer useful in the operation or conduct of the GoTo Business;

•	amend or restate the certificate of incorporation or bylaws (or similar organizational documents) of GetGo (or any other subsidiary of Citrix that Citrix will contribute to GetGo in connection with the Reorganization) other than an amendment to the certificate of incorporation of GetGo to increase the number of authorized shares of GetGo common stock;

•	adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any capital stock of GetGo or any other subsidiary of Citrix that Citrix will contribute to GetGo in connection with the Reorganization;

•

acquire or dispose of any corporation, partnership, other business organization or any division thereof; or make any loans or advances or capital contribution to, or investment in, any individual or entity other than GetGo (or any other subsidiary of Citrix that Citrix will contribute to GetGo in connection with the Reorganization), except for travel advances to employees in the ordinary course of business consistent with past practices;

•	issue equity awards that, pursuant to the Merger Agreement, are required to be substituted with equity awards of LMI;

•	other than in the ordinary course of business and consistent with past practice or as required by existing compensation or benefit programs: increase the compensation or benefits payable to any employee of Citrix or its affiliates, materially amend or supplement any bonus, equity incentive, deferred compensation or other employee benefit plan, enter into or amend any employment, consulting, change in control, retention, severance or termination agreement with any employee of Citrix performing services primarily related to the GoTo Business, which we refer to herein as a GetGo Employee, terminate the employment (other than for cause) of or hire or promote any individual who is or who will, upon consummation of the Reorganization, be an officer of GetGo at the vice president level or above or enter into any collective bargaining agreement;

•	subject to certain exceptions, hire, transfer internally or otherwise alter the duties and responsibilities of any employee of Citrix and its affiliates in a manner that would affect whether such employee is or is not classified as a GetGo Employee;

•	change any method of accounting or accounting practice or policy used by Citrix as it relates to the GoTo Business, other than such changes as are required by GAAP or a governmental authority;

•	other than in the ordinary course of business and consistent with past practice, make any change (or file any such change) in any method of tax accounting or any annual tax accounting period, make, change or rescind any tax election, settle or compromise any tax liability or consent to any claim or assessment relating to taxes, file any amended tax return or claim for refund, enter into any closing agreement relating to taxes or waive or extend the statute of limitations in respect of taxes; in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to LMI, GetGo or any of their respective subsidiaries;

•	pay, discharge or satisfy any material claim, liability or obligation, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in certain financial statements provided to LMI or subsequently incurred in the ordinary course of business and consistent with past practice;

•	incur, guarantee or assume or otherwise become responsible for any indebtedness for borrowed money other than (i) indebtedness solely between or among Citrix and any of its subsidiaries that will be repaid prior to the Distribution; and (ii) letters of credit or similar arrangements entered into in the ordinary course of business consistent with past practice;

•	commence or settle any action, claim, litigation, investigation or similar proceeding other than (i) in the ordinary course of business and consistent with past practice or (ii) settlements not involving any material obligations following the closing of the Merger of GetGo or any other subsidiary of Citrix that Citrix will contribute to GetGo in connection with the Reorganization;

•	other than in the ordinary course of business and consistent with past practice, enter into, extend, materially amend, cancel or terminate any material contract of GetGo;

•	abandon, disclaim, sell, assign or grant any security interest in, to or under any intellectual property material to the GoTo Business, or grant to any third party any license, or enter into any covenant not to sue, with respect to any intellectual property material to the GoTo Business, in each case, except for non-exclusive licenses granted to customers in the ordinary course of business and consistent with past practice and on Citrix’s (or a subsidiary’s) standard form of customer contract without material modification of any provisions relating to any intellectual property material to the GoTo Business;

•	fail to exercise any rights of renewal with respect to certain material real property leased by Citrix that by its terms would otherwise expire;

•	fail to maintain (with insurance companies substantially as financially responsible as its existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with Citrix’s past practice with respect to the GoTo Business;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization;

•	amend or modify the Reorganization or fail to implement the Reorganization consistent with the plan set forth in the Separation Agreement, except in each case as otherwise permitted under the terms of the Separation Agreement; or

•	announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Tax Matters

The Merger Agreement contains certain additional representations, warranties and covenants relating to the preservation of the intended tax treatment of the Contribution, the Distribution and the Merger. Additional representations, warranties and covenants relating to the intended tax treatment of the Transactions are contained in the Tax Matters Agreement. Indemnification for taxes generally is governed by the terms, provisions and procedures described in the Tax Matters Agreement. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement” beginning on page 129.

SEC Filings

LMI, Citrix and GetGo agreed to jointly prepare (i) this proxy statement/prospectus-information statement and the registration statement contained herein with respect to the issuance of shares of LMI common stock pursuant to the Merger and (ii) the registration statement for the distribution of GetGo common stock in the Distribution, and to use reasonable best efforts to have each registration statement declared effective by the SEC as promptly as practicable after being filed.

LMI is required under the terms of the Merger Agreement to use its reasonable best efforts to mail this proxy statement/prospectus-information statement to its stockholders as promptly as practicable after the SEC declares this proxy statement/prospectus-information statement effective.

LMI Special Dividends

The Merger Agreement provides that LMI may declare one or more special cash dividends in an aggregate amount of up to $1.50 per share of LMI common stock to holders of record of the issued and outstanding shares of LMI common stock prior to the effective time of the Merger (regardless of whether the actual payment date for any special dividend is before, on or after the effective time of the Merger); provided that (i) in the event the closing of the Merger does not occur on or before March 31, 2017, LMI may pay an additional dividend of $0.50 per share with respect to the completed first quarter of calendar year 2017; (ii) in the event the closing of the Merger does not occur on or before June 30, 2017, LMI may pay an additional dividend of $0.50 per share with respect to the completed second quarter of calendar year 2017; and (iii) in the event the closing of the Merger does not occur on or before September 30, 2017, LMI may pay an additional dividend of $0.50 per share with respect to the completed third quarter of calendar year 2017.

On July 26, 2016, the LMI Board of Directors declared a cash dividend of $0.50 per share of LMI common stock, payable to LMI’s stockholders of record as of August 8, 2016. This dividend was paid on August 26, 2016.

Regulatory Matters

The Merger Agreement provides that each party to the Merger Agreement will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable under the Merger Agreement and applicable laws to consummate the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable after the date thereof, including preparing and filing as promptly as practicable all documentation to effect and taking all reasonable steps necessary to obtain all necessary applications, notices, petitions and filings to obtain any required consents.

HSR

Each party to the Merger Agreement has also agreed to make its respective filings under the HSR Act within ten business days of the execution of the Merger Agreement and, as promptly as practicable, to make any other filings required or advisable under any competition laws with respect to the transactions contemplated by the Merger Agreement and to supply the appropriate governmental authorities any additional information and documentary material that may be requested pursuant to the HSR Act and such other laws as promptly as practicable. LMI and Citrix filed the requisite notification and report forms with the U.S. Federal Trade Commission and Antitrust Division on August 9, 2016. LMI withdrew and refiled the notification and report forms on September 8, 2016 in order to provide the U.S. Federal Trade Commission and Antitrust Division additional time to review the transaction. The parties have agreed to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of approvals under other applicable competition laws as soon as practicable.

In addition, LMI has agreed to, and to cause its subsidiaries to, use reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any governmental authority with respect to the Merger so as to enable the closing of the Merger to occur as promptly as practicable, including proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of GetGo (or GetGo’s subsidiaries) or LMI (or LMI’s subsidiaries), as applicable, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the closing of the Merger (provided that the effectiveness of any such sale, divestiture or disposition or action or commitment must be contingent on consummation of the Merger and no such action that affects LMI or GetGo may be taken without the consent of LMI). However, (i) LMI will not be required to take any such action that would require sales, divestitures or dispositions of any assets, properties or businesses if such assets, properties or businesses account for more than $40.0 million in estimated, or, if applicable, actual revenues for the fiscal year ended December 31, 2016 and (ii) no other such actions will be required if such actions would reasonably be expected, individually or in the aggregate, to result in a reduction in annual revenue to LMI and its subsidiaries (including GetGo and its subsidiaries) of more than $40.0 million.

In addition, LMI agreed to defend and litigate on the merits through a lower-court ruling any action, claim, litigation, investigation or similar proceeding by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the closing of the Merger prior to the agreed upon outside date.

Communications Regulatory Approvals

Under the Communications Act, and as a condition to, and before the completion of, the transactions contemplated by the Merger Agreement and the Separation Agreement, the FCC must approve the transfer of control of authorizations of certain Citrix subsidiaries to LMI. In connection with such approval, the FCC must determine whether LMI is qualified to control the FCC authorizations and whether such transfer of control is consistent with the Communications Act and FCC rules and would serve the public interest, convenience and necessity. The application for FCC consent to the transaction was filed on August 12, 2016.

In addition, the Transactions require the approval of certain state public utility commissions or similar state authorities that have jurisdiction over authorizations to provide telecommunications services held by Grasshopper Group, LLC, Citrix Communications LLC, and Citrix Communications Virginia LLC, which we refer to as the Citrix Telecommunications Subsidiaries. As a general matter, those state commissions, consistent with their states’ laws, must determine whether LMI is qualified to control the state authorizations and whether the transfer of control of such authorizations is consistent with the public interest, convenience and necessity. With respect to the state approvals, Citrix and LMI have agreed that satisfaction of the relevant closing condition requires evidence of consent, approval, or other authorization, if required, from state commissions covering not less than 90% of the aggregate number of audio service subscribers of the Citrix Telecommunications Subsidiaries.

Citrix and LMI each have agreed to use commercially reasonable efforts to (i) obtain consent of the FCC and (ii) obtain all approvals, authorizations, or consents from, and submit all notices to, the state commissions having jurisdiction over the Transactions.

No Solicitation of Transactions

The Merger Agreement contains provisions restricting LMI’s ability to seek an alternative transaction. Under these provisions, LMI agrees that it will not, and will cause its subsidiaries and representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to LMI’s stockholders), with respect to any Competing Parent Transaction (as defined below);

•	enter into, maintain, continue or otherwise engage or participate in any discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain a proposal or offer with respect to a Competing Parent Transaction;

•	agree to, approve, endorse, recommend or consummate any Competing Parent Transaction;

•	enter into any agreement with respect to a Competing Parent Transaction;

•	take any action to approve a third party becoming an “interested stockholder”, or to approve any transaction, for purposes of Section 203 of the DGCL; or

•	resolve, propose or agree to do any of the foregoing.

The Merger Agreement provides that the term “Competing Parent Transaction” means any transaction or series of related transactions (other than the Merger) that constitutes, or is reasonably likely to lead to:

•	any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving LMI or any of its subsidiaries, the assets of which constitute or represent more than 15% of the total revenue, operating income or fair market value of the assets of LMI and its subsidiaries, taken as a whole;

•	any sale, lease, license, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent more than 15% of the total revenue, operating income or fair market value of the assets of LMI and its subsidiaries, taken as a whole;

•	any sale, exchange, transfer or other disposition to any individual or entity of more than 15% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of LMI;

•	any tender offer or exchange offer that, if consummated, would result in any individual or entity becoming the beneficial owner of more than 15% of any class of equity securities of LMI; or

•	any combination of the foregoing.

LMI also agreed to cease, and to cause its subsidiaries and representatives to cease, any discussions or negotiations conducted with any person or entity with respect to a Competing Parent Transaction prior to the date of signing of the Merger Agreement.

Under the Merger Agreement, LMI must promptly (and in any event within 24 hours after LMI attains knowledge thereof) notify Citrix of the receipt of any proposal, inquiry, offer or request with respect to a Competing Parent Transaction as well of any request for information relating to LMI or its affiliates in connection therewith or for access to the business, properties, assets, books or records of LMI or its affiliates with respect thereto. The notice must include the identity of the person or entity making the proposal, inquiry, offer or request and a description of the proposal, inquiry, offer or request, including the material terms and conditions of any proposed Competing Parent Transaction and copies of any written materials received by LMI in connection with the foregoing. LMI must also keep Citrix reasonably informed of the status and material details related to such matters. LMI has also agreed that it will substantially simultaneously provide to Citrix any non-public information concerning LMI that may be made available to any other person or entity in response to such a proposal, inquiry, offer or request unless such information has previously been provided or made available to Citrix.

Notwithstanding the covenants described in the foregoing paragraphs of this section, at any time prior to the receipt of the approval of LMI stockholders for the Share Issuance, LMI is permitted to furnish information to, and enter into discussions and negotiations with, a person or entity who has made an unsolicited, written, bona fide proposal or offer with respect to a Competing Parent Transaction that did not arise or result from a breach of the foregoing non-solicitation provisions by LMI if, prior to furnishing such information and entering into such discussions, the LMI Board of Directors has: (1) determined, in its good faith judgment after consulting with a financial advisor of nationally recognized reputation and outside legal counsel, that such proposal or offer constitutes, or is reasonably likely to lead to, a Superior Proposal (which is defined in the following paragraph), and, after consulting with outside legal counsel, that the failure to furnish such information to, or enter such discussions with, the individual or entity who made such proposal or offer with respect to such Competing Parent Transaction would be a breach of the fiduciary duties of the LMI Board of Directors under applicable law; (2) provided written notice to Citrix of its intent to furnish information or enter into discussions with such individual or entity prior to taking the first of any such action with respect to any given individual or entity; and (3) obtained from such individual or entity a confidentiality agreement (a) on terms no less favorable in the aggregate to LMI than those contained in the confidentiality agreement between LMI and Citrix and (b) that does not include any provision granting such individual or entity exclusive rights to negotiate with LMI or having the effect of prohibiting LMI from satisfying its obligations under the Merger Agreement, and, immediately upon its execution, delivered to Citrix a copy of such confidentiality agreement.

The Merger Agreement provides that the term “Superior Proposal” means an unsolicited written bona fide offer or proposal with respect to a Competing Parent Transaction by a third party (except the references therein to 15% being replaced by 50%) that the LMI Board of Directors has determined in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) and taking into account all legal, financial and regulatory and other aspects of the proposal, including availability of financing, and any changes to the terms of the Merger Agreement proposed in writing by Citrix in response to such proposal, to be (a) more favorable to LMI’s stockholders, from a financial point of view, than the Merger; and (b) reasonably expected to be consummated.

The Merger Agreement similarly contains provisions restricting Citrix’s ability to seek an alternative transaction. Under these provisions, Citrix agrees that it will not, and will cause its subsidiaries and representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to LMI’s stockholders), with respect to any Competing SpinCo Transaction (as defined below);

•	enter into, maintain, continue or otherwise engage or participate in any discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain a proposal or offer with respect to a Competing SpinCo Transaction;

•	agree to, approve, endorse, recommend or consummate any Competing SpinCo Transaction;

•	enter into any agreement with respect to a Competing SpinCo Transaction; or

•	resolve, propose or agree to do any of the foregoing.

Citrix also agreed to cease, and to cause its subsidiaries and representatives to cease, any discussions or negotiations conducted with any person or entity with respect to a Competing SpinCo Transaction prior to the date of signing of the Merger Agreement.

Under the Merger Agreement, Citrix must promptly (and in any event within 24 hours after Citrix attains knowledge thereof) notify LMI of the receipt of any proposal, inquiry, offer or request with respect to a Competing SpinCo Transaction as well as the receipt of any request for discussions and negotiations and any request for information relating to Citrix or its affiliates with respect to the GoTo Business, or for access to the business, properties, assets, books or records of Citrix or any of its affiliates with respect to the GoTo Business.

The Merger Agreement provides that the term “Competing SpinCo Transaction” means any transaction or series of related transactions (other than the Merger, the Reorganization, the Separation and other than certain asset sales, licenses and transfers in the ordinary course of business) that constitutes, or is reasonably likely to lead to, any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, sale, lease, license, transfer or other disposition or other similar transaction involving the GoTo Business or a material portion of the assets of the GoTo Business, taken as a whole. However, a Competing SpinCo Transaction does not include any other transaction involving Citrix or its subsidiaries or the assets or businesses thereof (other than the GoTo Business).

Board Recommendation

LMI has agreed in the Merger Agreement that neither the LMI Board of Directors, nor any committee thereof will (each action constituting a Change in Recommendation):

•	withdraw, qualify or modify, amend or fail to make or publicly propose to withdraw, qualify or modify or amend its recommendation that LMI’s stockholders vote in favor of the Share Issuance, which we refer to as the LMI Board Recommendation;

•	make any public statement inconsistent with the LMI Board Recommendation; or

•	approve or adopt, or recommend, the approval or adoption of, or publicly propose to approve or adopt a Competing Parent Transaction.

Notwithstanding the foregoing, the LMI Board of Directors may, at any time prior to receiving stockholder approval of the Share Issuance, make a Change in Recommendation in response to:

•	receipt by LMI of a bona fide offer or proposal with respect to a Competing Parent Transaction if LMI has not violated the provisions described in “—No Solicitation of Transactions” above; or

•	the occurrence of an Intervening Event, which is defined below;

provided, in each case, the LMI Board of Directors determined in its good faith judgment, after consultation with outside legal counsel, that the failure to make a Change in Recommendation would be a breach of its fiduciary duties under applicable law, and, with respect to a proposed Competing Parent Transaction, that such offer or proposal constitutes a Superior Proposal.

The Merger Agreement provides that the term “Intervening Event” means any event, development or change in circumstances with respect to LMI (1) which first occurs or comes to the attention of the LMI Board of Directors after the date of the Merger Agreement and prior to obtaining the LMI stockholder approval, (2) that is material to LMI and its subsidiaries, taken as a whole, (3) which was not known or foreseen and could not reasonably have been known or foreseen by the LMI Board of Directors as of or prior to the date of the Merger Agreement, (4) does not include or relate to a Competing Parent Transaction, and (5) does not involve or relate to GetGo or any other entity Citrix will contribute to GetGo. However, none of the following, either alone or in combination, shall be deemed to constitute an “Intervening Event”:

•	events, circumstances, changes or effects affecting general business, economic or political conditions, the industries or segments thereof in which LMI and its subsidiaries operate, or the financial, credit or securities markets in the United States or in any other country or region in the world;

•	events, circumstances, changes or effects arising out of, or attributable to, changes (or proposed changes) or modifications in GAAP, other applicable accounting standards or applicable law or the interpretation or enforcement thereof;

•	events, circumstances, changes or effects arising out of, or attributable to, the announcement of the execution of, or the consummation of the transactions contemplated by, the Merger Agreement or the identity of the parties to the Merger Agreement;

•	the status of the Merger under the HSR Act or any other antitrust laws;

•	events, circumstances, changes or effects arising out of, or attributable to, any action taken or omitted to be taken pursuant to the Merger Agreement, the Separation Agreement, the Loan Agreement or any of the other agreements ancillary to the foregoing;

•	any potential acquisition or disposition of any other individual or entity or assets by LMI or any of its subsidiaries;

•	any change in the price or trading volume of LMI common stock;

•	meeting or exceeding, or failing to meet or exceed, internal or other estimates, expectations, forecasts, plans, projections or budgets for any period; or

•	any matter relating to the foregoing or consequences of the foregoing.

LMI may not make a Change in Recommendation under the circumstances described above, unless:

•	LMI has provided written notice to Citrix advising Citrix that the LMI Board has received a Superior Proposal or that an Intervening Event has occurred promptly after the LMI Board determines to make a Change in Recommendation in response to a Superior Proposal or Intervening Event, stating that the LMI Board intends to make a Change in Recommendation and describing the material terms and conditions of such Superior Proposal or the material facts and circumstances of such Intervening Event; and

•	Citrix does not, within five business days of receipt of the notice described above, make a written offer or proposal to revise the terms of the Merger Agreement in a manner that the LMI Board determines in its good faith judgment, after consulting with a financial advisor of nationally recognized reputation and outside legal counsel, to be at least as favorable to LMI’s stockholders as such Superior Proposal or, in the case of an Intervening Event, after consulting with outside legal counsel, permits the Board (consistent with its fiduciary duties under applicable laws) to not make a Change in Recommendation; provided, however, that, during the notice period, LMI must negotiate in good faith with Citrix (to the extent Citrix desires to negotiate) regarding any such revised transaction proposal; and provided, further, that any amendment to the terms of such Superior Proposal or any material change to the facts and circumstances of the Intervening Event during the Notice Period will require a new written notice from LMI describing such amendment or material change and an additional three business day notice period.

The Merger Agreement provides that LMI is not prohibited from making disclosures to its stockholders of any proposal or offer with respect to a Competing Transaction under applicable law or under Item 1012(a) of Regulation M-A or Rule 14e-2(a) or Rule 14d-9 of the Securities Exchange Act of 1934, as amended, which, together with the rules and regulations promulgated thereunder, we refer to as the Exchange Act. However, neither the LMI Board nor any committee thereof is permitted to (i) make a Change in Recommendation in connection with such disclosure unless permitted by the events described above and (ii) any public statement made that relates to a Competing Parent Transaction will be deemed to be a Change in Recommendation unless the LMI Board references or otherwise reaffirms the LMI Board Recommendation in such public statement (it being understood that any “stop, look and listen” communication by or on behalf of LMI pursuant to Rule 14d-9(f) will not be considered a Change in Recommendation). Any Change in Recommendation will not change the approval of the LMI Board for purposes of causing any state takeover statute or other state law to be inapplicable to the Transactions.

Employee Benefits Matters

The Merger Agreement provides that, for at least one year following the effective time of the Merger, LMI will provide to those employees of GetGo and its subsidiaries who were employed as of the effective time of the Merger the opportunity to participate in employee benefit plans and programs in substantially the same manner as other similarly situated employees of LMI and its subsidiaries, except as otherwise required by the Employee Matters Agreement. LMI and its subsidiaries are also generally required to recognize the service of each such employee prior to the effective time of the Merger for purposes of eligibility to participate, levels of benefits and vesting under severance programs and, for at least one year, under other compensation and benefit programs to the extent such service was recognized by Citrix and its subsidiaries under a comparable program, except for accruals under a defined benefit pension plan or as would result in a duplication of benefits. LMI has further agreed to use commercially reasonable efforts to cause the employee benefit programs of LMI and its subsidiaries to waive exclusions with respect to participation for such employees that did not apply under corresponding employee benefit programs of Citrix and its subsidiaries and to provide credit to such employees for co-payments and deductibles paid prior to the effective time of the Merger for the year in which the effective time occurs to the extent that such amounts were recognized under comparable employee benefit programs of Citrix and its subsidiaries.

Non-Solicitation of Employees /Covenant Not to Compete

Citrix has agreed that, from and after the date of the Merger Agreement, it will not, and will cause its subsidiaries not to, without the prior written consent of LMI, directly or indirectly, (i) solicit for employment any of the GetGo Employees for a period of two years following the closing of the Merger or (ii) hire certain GetGo Employees for one year following the closing of the Merger, in each case subject to certain exceptions. LMI has agreed that, from and after the date of the Merger Agreement, it will not, and will cause its subsidiaries not to, without the prior written consent of Citrix, directly or indirectly, (i) solicit for employment any of the employees of Citrix or its subsidiaries for a period of one year following the closing of the Merger, (ii) solicit for employment certain employees of Citrix and its subsidiaries for a period of two years following the closing of the Merger or (iii) hire certain employees of Citrix and its subsidiaries for one year following the closing of the Merger, in each case subject to certain exceptions.

Citrix has further agreed that, from the date of the closing of the Merger and for three years thereafter, subject to certain exceptions, it will not, and will cause its subsidiaries not to, without the prior written consent of LMI, directly or indirectly, engage in any Competitive Business anywhere throughout the world. The Merger Agreement provides that “Competitive Business” means the business of designing, developing, marketing, selling and supporting cloud-based SaaS services each of which consist of a central processing component (including a communication server, central server or broker) connected to computerized end point devices (including host and client end point devices and mobile applications) such that all network traffic for such service is routed through the SaaS service provider’s owned or controlled infrastructure and that provide standalone:

(a) integrated screen sharing technology, conference calling voice services, video technology and chat used to support online meetings and collaboration; (b) personal computer-based (i.e., as an end point device) remote access technology that permits one end point device to stream the contents of its screen to another end point device via an Internet connection; (c) virtual PBX voice services offering phone numbers, VoIP based endpoints, PSTN/VoIP bridging and mobile-based voice communication and text message services; or (d) clientless remote support technology that permits one end point device to stream the contents of its screen to another end point device via an Internet connection giving IT support specialists or call center agents the ability to remotely control a device from another system that can access the Web integrated with a purpose-built set of functionalities geared towards the IT support specialist or call center agents, in each case (meaning for each numbered subpart of this definition) designed, developed, marketed, sold and supported for either individuals, small and medium businesses or small and medium organizational units or functions within larger overall organizations (known as “small in big” segments).

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	access to each of LMI’s and GetGo’s offices, properties, books and records;

•	financial statements for the GoTo Business that Citrix will provide on a quarterly basis between the signing of the Merger Agreement and the Closing;

•	preservation of the indemnification provisions in the governing documents of GetGo with respect to directors and officers;

•	advanced consent requirements for public announcements concerning the transactions contemplated by the Merger Agreement;

•	litigation brought against LMI and/or its directors in connection with the Transactions;

•	steps required to cause any disposition of GetGo common stock or acquisitions of LMI common stock resulting from the Transactions by each officer or director who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to LMI or GetGo to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of anti-takeover statute or regulation;

•	Citrix’s and GetGo’s obligations to ensure GetGo has a sufficient number of authorized shares to effect the issuances under the Distribution;

•	LMI’s and Citrix’s obligations to cause all documents related to the Transaction to be executed and delivered at the closing of the Merger; and

•	the listing of the shares of LMI common stock issued in the Merger on the NASDAQ Global Select Market.

Loan Agreement

Prior to the closing of the Merger, LMI and Citrix will enter into an unsecured revolving credit facility, which we refer to as the Loan Agreement, providing LMI and other subsidiary borrowers designated by LMI with the ability to borrow up to $25 million from Citrix and/or one of its subsidiaries for a two-year period following the effective time of the Merger. The proceeds of advances under the credit facility will be available for general corporate purposes of LMI and its subsidiaries. Certain subsidiaries of LMI organized in the United States will be guarantors of any debt incurred by LMI and the other borrowers under the credit facility.

For a further description of the Loan Agreement, see “Additional Agreements Related to the Separation, the Distribution and the Merger—Loan Agreement” beginning on page 137.

Conditions to the Merger

The obligations of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or, if permitted under applicable law, waiver, of the following conditions, which are referred to as the Joint Conditions to the Merger:

•	the consummation in all material respects of the Reorganization, the Separation and the Distribution in accordance with the Separation Agreement;

•	the effectiveness of the registration statement of LMI and the registration statement of GetGo and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto;

•	the approval for listing on the NASDAQ Global Select Market of the shares of LMI common stock to be issued in the Merger;

•	the approval by LMI stockholders of the Share Issuance;

•	the expiration or termination of any applicable waiting period under the HSR Act;

•	consent of the FCC and certain other state communications authorities; and

•	the absence of any law or order by a governmental authority that enjoins or makes illegal the consummation of the Reorganization, the Distribution or the Merger.

LMI’s and Merger Sub’s obligations to effect the Merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance or compliance in all material respects by Citrix and GetGo of all covenants required to be complied with or performed by them on or prior to the effective time of the Merger under the Merger Agreement;

•	the truthfulness and correctness in all material respects of Citrix’s representations and warranties with respect to corporate existence and power and authority, corporate organization, approvals, certain subsidiaries and brokers as of the date of the Merger;

•	the truthfulness and correctness in all respects of Citrix’s representations and warranties with respect to the capital stock of GetGo as of the date of the Merger (except for de minimis deviations);

•	the truthfulness and correctness in all respects of all other representations and warranties made by Citrix in the Merger Agreement (without giving effect to any materiality, material adverse effect or similar qualifiers) as of the date of the Merger (except for certain representations and warranties that by their terms address matters only as of a specified date, which are to be true and correct only as of such specified date), except as would not have a material adverse effect on the GoTo Business;

•	the receipt by LMI of the LMI Merger Tax Opinion, and copies of the Distribution Tax Opinion and the Citrix Merger Tax Opinion;

•	execution and delivery of the Loan Agreement by Citrix;

•	the execution by GetGo and delivery by Citrix of a certificate stating that the interests of GetGo are not U.S. real property interests for purposes of certain U.S. Treasury regulations; and

•	the entry by Citrix and GetGo into all other applicable documents relating to the Transactions, and performance in all material respects of all covenants thereunder to be performed or complied with prior to the closing of the Merger.

Citrix’s and GetGo’s obligations to effect the Merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance or compliance in all material respects by LMI of all covenants required to be complied with or performed by it on or prior to the effective time of the Merger under the Merger Agreement;

•	the truthfulness and correctness in all material respects of LMI’s representations and warranties with respect to corporate existence and power and authority, corporate organization, approvals and brokers as of the date of the Merger;

•	the truthfulness and correctness in all respects of LMI’s representations and warranties with respect to the capital stock of LMI as of the date of the Merger (except for de minimis deviations);

•	the truthfulness and correctness in all respects of all other representations and warranties made by LMI in the Merger Agreement (without giving effect to any materiality, material adverse effect or similar qualifiers) as of the date of the Merger (except for certain representations and warranties that by their terms address matters only as of a specified date, which are to be true and correct only as of such specified date), except as would not have a material adverse effect on LMI;

•	the receipt by Citrix of the Distribution Tax Opinion and the Citrix Merger Tax Opinion, and a copy of the LMI Merger Tax Opinion; and

•	the entry by LMI and Merger Sub into all applicable other documents related to the Transaction, and performance in all material respects of all covenants thereunder to be performed or complied with prior to the closing of the Merger.

Termination

The Merger Agreement may be terminated prior to the consummation of the Merger by the mutual written consent of Citrix and LMI. Also, subject to specified qualifications and exceptions, either Citrix or LMI may terminate the Merger Agreement prior to the consummation of the Merger if:

•	the Merger has not been consummated on or prior to July 26, 2017 (subject to extension to October 26, 2017 under certain circumstances if all of the closing conditions have been satisfied or waived except for the conditions related to competition law approvals, communications laws approvals or absence of governmental orders prohibiting the Merger), which we refer to herein as the Termination Date;

•	any governmental authority has issued an order, decree or ruling or taken any other action permanently enjoining the transactions, and such order, decree, ruling or other action has become final and nonappealable; or

•	LMI’s stockholders fail to approve the Share Issuance at the special meeting of LMI’s stockholders (including any adjournment, continuation or postponement thereof).

In addition, subject to specified qualifications and exceptions, Citrix may terminate the Merger Agreement if:

•	LMI has breached any representation, warranty, covenant or agreement in the Merger Agreement that would cause the Joint Conditions to the Merger or the conditions to Citrix’s obligation to consummate the Merger described above not to be satisfied, and such breach is not cured by the earlier of 30 days after notice of the breach and the Termination Date, or is incapable of cure prior to the Termination Date;

•

the LMI Board of Directors withdraws, qualifies or modifies its recommendation that LMI stockholders vote in favor of the Share Issuance, makes a public statement inconsistent with such recommendation or approves, recommends or publicly proposes to approve certain alternative transactions (each action constituting a Change in Recommendation), provided that such termination must be elected by Citrix within 30 days of receiving notice from LMI of a Change in Recommendation if such change is in connection with certain other transactions such as a merger, share exchange, sale, license or tender offer involving LMI, referred to as a Competing Parent Transaction;

•	LMI fails to include in this proxy statement/prospectus-information statement the recommendation of the LMI Board of Directors that its stockholders approve the Share Issuance;

•	LMI has failed to convene a meeting of LMI’s stockholders for the purpose of voting on the Share Issuance at least 60 days prior to the Termination Date; or

•	LMI has failed to comply in all material respects with its obligations under the Merger Agreement relating to non-solicitation of a Competing Parent Transaction.

In addition, subject to specified qualifications and exceptions, LMI may terminate the Merger Agreement if Citrix or GetGo has breached any representation, warranty, covenant or agreement in the Merger Agreement that would cause the Joint Conditions to the Merger or the conditions to LMI’s obligation to consummate the Merger described above not to be satisfied, and such breach is not cured by the earlier of 30 days after notice of the breach and the Termination Date, or is incapable of cure prior to the Termination Date.

In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability on the part of any party except as described below under “—Termination Fee and Expenses Payable in Certain Circumstances,” provided that nothing in the Merger Agreement will relieve any party of liability for fraud committed prior to such termination or for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

Termination Fee and Expenses Payable in Certain Circumstances

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, LMI is required to pay Citrix a termination fee of $62 million. The circumstances under which this termination fee would be payable include:

•	if Citrix terminates the Merger Agreement following a Change in Recommendation by the LMI Board of Directors;

•	if Citrix terminates the Merger Agreement because LMI has failed to include the LMI Board Recommendation in this proxy statement/prospectus-information statement;

•	if Citrix terminates the Merger Agreement because LMI breached its obligation to hold a special meeting of LMI stockholders to vote on the Share Issuance proposal at least 60 days prior to the Termination Date; and

•	if Citrix terminates the Merger Agreement because LMI has failed to comply in all material respects with its obligations under the Merger Agreement with respect to non-solicitation of Competing Parent Transactions.

In addition, if the Merger Agreement is terminated under any of the circumstances listed below, (1) prior to the termination of the Merger Agreement, a Competing Parent Transaction is publicly announced or otherwise communicated to the LMI Board or management and not withdrawn and (2) within twelve months of the termination of the Merger Agreement LMI enters into a definitive agreement with respect to a Competing Parent Transaction or consummates a Competing Parent Transaction (whether or not the applicable Competing Parent Transaction is the same as the original Competing Parent Transaction publicly announced or communicated), then LMI must pay Citrix the Termination Fee, less any expenses previously reimbursed by LMI:

•	if the Merger Agreement is terminated by Citrix or LMI because the transactions contemplated by the Merger Agreement have not been consummated prior to the Termination Date;

•	if the Merger Agreement is terminated by either Citrix or LMI after the failure to obtain approval from LMI stockholders of the Share Issuance at the special meeting of LMI stockholders; or

•	if the Merger Agreement is terminated by Citrix because LMI has committed an uncured or incurable breach of any representation, warranty, covenant or agreement in the Merger Agreement such that the conditions to the closing of the Merger would not be satisfied.

If the Merger Agreement is terminated because LMI’s stockholders fail to approve the Share Issuance at the meeting of LMI stockholders, LMI will otherwise be required to reimburse Citrix in cash for certain out-of-pocket fees and expenses incurred by Citrix in connection with the Transactions, up to a maximum of $10.0 million in the aggregate. If any expense reimbursement is paid under the provision described in this paragraph and then the Termination Fee later becomes payable, the Termination Fee will be reduced by the amount of such expenses previously paid.

Except as described above, all other expenses of the parties will be paid by the parties incurring them, whether or not the Merger is completed.

Specific Performance

In the Merger Agreement, the parties acknowledge and agree any breach of the Merger Agreement by any party could not be adequately compensated by monetary damages alone and that the parties would not have any adequate remedy at law. Accordingly, the parties have agreed that in addition to any other right or remedy to which a party may be entitled, in the event of any actual or threatened default or breach of any of the terms or conditions or provisions of the Merger Agreement, the non-breaching party will have the right to specific performance and injunctive or other equitable relief in respect of its rights under the Merger Agreement.

Amendments

The Merger Agreement may not be amended or modified, in whole or in part, except by an instrument in writing duly signed by an authorized representative of each party to the Merger Agreement that expressly references the Merger Agreement.

The Separation Agreement

The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by the Separation Agreement, which is incorporated by reference in this proxy statement/prospectus-information statement. Citrix stockholders and LMI stockholders are urged to read the Separation Agreement in its entirety. This description of the Separation Agreement has been included to provide Citrix stockholders and LMI stockholders with information regarding its terms. The rights and obligations of the parties under the Separation Agreement are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this document. It is not intended to provide any other factual information about LMI, Merger Sub, Citrix or GetGo. Information about LMI, Merger Sub, Citrix and GetGo can be found elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find Additional Information; Incorporation By Reference.”

Overview

The Separation Agreement provides for the separation of the GoTo Business from Citrix. Among other things, the Separation Agreement identifies those assets of Citrix related to the GoTo Business that are to be transferred to, and those liabilities of Citrix related to the GoTo Business that are to be assumed by GetGo and describes when and how these transfers and assumptions will occur. The Separation Agreement also includes procedures by which Citrix and GetGo will become separate and independent companies. The matters addressed by the Separation Agreement include, but are not limited to, the matters described below.

Separation of the GoTo Business

Conveyance of Assets; Assumption and Discharge of Liabilities

Generally, subject to the terms and conditions contained in the Separation Agreement, to the extent not already completed pursuant to an internal reorganization:

•	Citrix and its subsidiaries will transfer to GetGo assets related to the GoTo Business, and GetGo or a GetGo designee will assume all of the liabilities related to the GoTo Business;

•	GetGo and its subsidiaries will transfer to Citrix assets to be excluded from the GoTo Business, and Citrix or a Citrix designee will assume all of the liabilities to be excluded from the GoTo Business;

•	Citrix will retain assets and liabilities that are not transferred to, or assumed by, GetGo or a GetGo designee in the Separation; and

•	following the Distribution, if Citrix or GetGo receives or comes to possess any asset (including any receipt of payments pursuant to contracts or proceeds from accounts receivable) or liability that is allocated to the other party pursuant to the Separation Agreement or any ancillary agreement, then the applicable party will transfer such misallocated asset or liability to the party entitled thereto.

The assets to be transferred or assigned to GetGo include, among other things, the following assets of Citrix (other than excluded assets described below):

•	all interests in the capital stock of, or any other equity interests in, certain subsidiaries of Citrix that are contemplated to be owned by GetGo immediately prior to the Distribution;

•	all intellectual property that is exclusively related to, exclusively used in or exclusively held for use in the GoTo Business;

•	all contracts to which GetGo or Citrix or any Citrix subsidiary is a party as of immediately prior to the Distribution that are exclusively related to the GoTo Business, and any rights or claims arising thereunder;

•	with respect to any contract entered into prior to the Distribution to which Citrix or any of its subsidiaries is a party that relates to both the GoTo Business and the Citrix business, all contracts for the benefit of GetGo into which such shared contracts are separated pursuant to and in accordance with the Separation Agreement;

•	certain real property leased or owned by Citrix or its subsidiaries which Citrix and LMI have identified and agreed are related to the GoTo Business;

•	all rights, claims, credits, causes of action or rights of set-off against persons other than Citrix and its subsidiaries to the extent relating to the GoTo Business or the assets to be transferred to GetGo under the Separation Agreement, including unliquidated rights under manufacturers’ and vendors’ warranties;

•	all transferable licenses, permits, registrations, approvals and authorizations of GetGo or Citrix or any subsidiary of Citrix which relate primarily to the GoTo Business;

•	(i) all business records to the extent primarily related to the GoTo Business (including corporate and limited liability company minute books and related stock records of GetGo, information and records used to demonstrate compliance with applicable law and other compliance records related to the GoTo Business), (ii) all of the separate financial and property tax records of GetGo that do not form part of the general ledger of Citrix, (iii) all other books, records, documentation or other materials in any form to the extent primarily related to the GoTo Business and (iv) any other asset expressly identified in any ancillary agreement or conveyance and assumption instrument;

•	all accounts receivable to the extent relating to the operation of the GoTo Business;

•	all assets expressly identified in any ancillary agreement or conveyance and assumption instrument as assets to be acquired by GetGo and its subsidiaries;

•	all tangible equipment (including information technology equipment and machinery), infrastructure, wires, inventory, supplies and other tangible property that is owned, leased or licensed by Citrix or any of its subsidiaries and primarily related to the GoTo Business;

•	all other assets not expressly covered above that are primarily related to, used in or held for use in the GoTo Business; and

•	all other assets not expressly covered above that are owned, in whole or in part, by GetGo and the entities that will be subsidiaries of GetGo at the closing of the Merger, but not owned in part by Citrix or its subsidiaries immediately prior to the date of the Distribution (after giving effect to the internal reorganization).

The Separation Agreement provides that the assets to be transferred or assigned to GetGo or a GetGo designee will not in any event include, among other things, any of the following assets:

•	the domain Citrixonline.com and any related Apple Developer Accounts associated to Citrixonline.com;

•	subject to the specific terms of the Separation Agreement, cash and cash equivalents;

•	certain insurance policy binders and claims and rights thereunder and all prepaid insurance premiums (other than any insurance policies acquired prior to the Distribution directly by and in the name of GetGo and the entities that will be GetGo subsidiaries at the closing of the Merger);

•	any work papers of Citrix’s auditors and any other tax records (including accounting records) of Citrix (which are separately provided for in the Tax Matters Agreement);

•	all other assets expressly identified in any ancillary agreement or any conveyance and assumption instrument as assets to be retained by Citrix;

•	any and all other assets that are owned, used or held, at or prior to the Distribution, by Citrix or any of its subsidiaries that are not assets to be transferred to GetGo and its subsidiaries; and

•	any and all other assets that are acquired or otherwise become assets of Citrix and its subsidiaries after the Distribution.

The Separation Agreement provides that the liabilities that are to be assumed by GetGo or a GetGo designee include, among other things, the following liabilities of Citrix (other than excluded liabilities described below):

•	all trade and other accounts payable to the extent related to the GoTo Business and all liabilities that are set forth on, or reflected or referred to in, the GetGo financial statements;

•	any and all liabilities arising out of or related to the Loan Agreement or that are expressly contemplated by any ancillary agreement or any conveyance and assumption instrument as liabilities to be assumed or retired by any member of GetGo;

•	any and all liabilities relating to, arising out of or resulting from claims made by or on behalf of holders of any Citrix securities (including debt securities), in their capacities as such, whether made under any applicable corporate, securities or other laws, or by or on behalf of any governmental authority under any applicable securities laws, to the extent relating to, arising out of or resulting from any violation of applicable laws by LMI;

•	any and all liabilities to the extent relating to, arising out of or resulting from the conduct of the GoTo Business, as conducted at any time prior to, on or after the date of the Distribution (including any liability relating to, arising out of or resulting from any act or failure to act by any directors, officers, partners, managers, employees or agents of GetGo in the conduct of the GoTo Business (whether or not such act or failure to act is or was within such person’s authority));

•

any and all liabilities to the extent relating to, arising out of or resulting from the conduct of any business of GetGo at any time on or after the date of the Distribution (including any liability relating to, arising out of or resulting from any act or failure to act by any directors, officers, partners, managers, employees or agents of GetGo (whether or not such act or failure to act is or was within such person’s authority));

•	any and all liabilities to the extent relating to, arising out of or resulting from any GetGo asset, whether arising before, on or after the date of the Distribution;

•	any and all liabilities to the extent relating to, arising out of or resulting from any warranty or similar obligation entered into, created or incurred in the course of the GoTo Business with respect to its products or services, whether prior to, at or after the date of the Distribution;

•	any and all liabilities related to certain indebtedness of GetGo as set forth in the Merger Agreement; and

•	all liabilities arising directly or indirectly from legal actions to the extent relating to the assets to be transferred to GetGo, the GoTo Business or any liability to be assumed by GetGo, including in respect of any alleged tort, breach of contract, violation or noncompliance with law or any licenses, permits, registrations, approvals and authorizations, whether arising prior to, on or after the date of the Distribution.

The Separation Agreement provides that the liabilities that are to be assumed by GetGo or a GetGo designee will not in any event include, among other things, any of the following liabilities:

•	all liabilities to the extent relating to, arising out of or resulting from any excluded assets or the Citrix business;

•	liabilities related to the certain indebtedness of GetGo as set forth in the Merger Agreement;

•	liabilities to the extent expressly contemplated by any ancillary agreement or any conveyance and assumption instrument as liabilities to be assumed or discharged by Citrix;

•	all agreements, obligations and liabilities of Citrix under any Transaction-related document; and

•	all liabilities to the extent relating to, arising out of or resulting from certain categories of specified claims, which are set forth in the Separation Agreement and which we refer to as Specified Claims, except to the extent relating to, arising out of or resulting from any violation of applicable laws by LMI.

Consents and Delayed Transfers

The Separation Agreement provides that for a period of twelve months following the date on which the Distribution occurs, which we refer to as the Distribution Date, subject to certain limitations set forth in the Separation Agreement, Citrix and GetGo will cooperate with each other and use their respective reasonable best efforts to obtain (i) the transfer or reissuance to GetGo of all licenses, permits, registrations, approvals and authorizations issued or granted by any governmental authority prior to the Distribution to the extent required to operate the GoTo Business following the Distribution in the same manner as conducted by Citrix as of the date of the Separation Agreement; (ii) all consents of any landlords under the leased real property that constitutes GetGo assets; and (iii) certain specified consents from certain additional third parties, as well as such other material consents as may be reasonably requested by LMI following the date of the Separation Agreement.

If any consent referred to in the preceding paragraph with respect to any asset or liability to be transferred under the Separation Agreement has not been obtained prior to the Distribution, then the transfer of the related asset or liability will be deferred until the relevant impediment to such transfer has been removed or the necessary consent has been obtained. In that case, insofar as reasonably practicable and to the extent permitted by applicable law, the person retaining such asset will be required to (i) hold the relevant asset or liability in trust for the benefit and burden of the person entitled to it until the transfer becomes permitted and (ii) use reasonable best efforts to develop and implement mutually agreeable arrangements to place the person entitled to receive such asset or liability, insofar as reasonably possible, in substantially the same position as if such asset or liability had been transferred as contemplated by the Separation Agreement, and so that all the benefits and burdens relating to such asset or liability inure from and after the Distribution to the applicable person entitled to the receipt of such asset or required to assume such liability. These obligations are subject to the limitation that no party will be required to make any payments to third parties as part of the arrangements described in the preceding sentence (except to the extent the party entitled to such asset or liability agrees to reimburse and make whole the party retaining such asset or liability) or in connection with obtaining any third party consent.

In addition, for a period of twelve months following the Distribution Date, Citrix, GetGo and LMI agree to use commercially reasonable efforts to separate shared contracts into separate contracts so that from and after the Distribution, GetGo will be entitled to the rights and benefits thereunder, and will assume the related portion of liabilities, to the extent related to the GoTo Business, and Citrix will be entitled to the rights and benefits thereunder, and will assume the related portion of liabilities, to the extent related to the Citrix business.

Certain Additional Agreements

The Separation Agreement requires that at or prior to the Distribution, each party thereto cooperate fully and negotiate in good faith with the other parties in finalizing the schedules to and services to be provided under the Transition Services Agreement and that from and after the date of the Separation Agreement, each party thereto will reasonably cooperate to effect the provisions of the Employee Matters Agreement with respect to employees and employee-related matters outside of the United States.

In addition, each of Citrix, GetGo and LMI has agreed to deliver executed copies of the Transition Services Agreement, the Employee Matters Agreement and the IP License Agreement to the other parties and to use their reasonable best efforts to take all appropriate action and to do all things necessary, proper or advisable under applicable law to execute and deliver such other documents and papers as may be required to carry out the provisions of the Separation Agreement.

Cash Management

The Separation Agreement provides that from the date thereof until the Distribution, Citrix and its subsidiaries will be entitled to use, retain or otherwise dispose of all cash generated by the GoTo Business and the GetGo assets. Subject to the terms and conditions of the Merger Agreement, all cash and cash equivalents held by GetGo and its subsidiaries at the time of the Distribution will be a GetGo asset, and all cash and cash equivalents held by Citrix and its subsidiaries as of the Distribution will be an excluded asset.

Intercompany Accounts and Intercompany Agreements

No later than the Distribution, intercompany accounts between Citrix and GetGo, except for any such account that expressly arises pursuant to any ancillary agreement or any conveyance and assumption instrument, will be satisfied, settled or otherwise terminated with no further liability of either Citrix or GetGo.

In addition, subject to certain limited exceptions, each contract between Citrix and GetGo and all rights and obligations of GetGo with respect thereto will be terminated at or prior to the Distribution, with no further liability of GetGo with respect thereto.

Issuance of GetGo Common Stock

In connection with the transfer of assets and liabilities under the Separation Agreement, on or prior to the date of the Distribution, GetGo will issue and deliver to Citrix an additional number of shares of GetGo common stock, as specified in the Merger Agreement.

Distribution

In the Distribution, Citrix will distribute all of the outstanding shares of GetGo common stock to the Citrix stockholders. The Separation Agreement provides that the Distribution may be effected, at Citrix’s sole option, by way of a spin-off or a split-off pursuant to an exchange offer followed by a clean-up distribution. Under the Separation Agreement, Citrix was required to elect the method of the Distribution no later than August 31, 2016. On August 31, 2016, Citrix elected to effect the Distribution as a spin-off.

Conditions to the Distribution

The obligation of Citrix to consummate the Distribution is subject to the satisfaction or waiver by Citrix (to the extent permitted by applicable law) in accordance with the Merger Agreement of each of the conditions to the obligation of the parties to the Merger Agreement to consummate the Merger and effect the other transactions contemplated by the Merger Agreement. The parties have agreed that the Distribution will occur on the same date as the closing of the Merger.

Mutual Releases; Indemnification

Except as described in the next paragraph, Citrix, on the one hand, and GetGo, on the other hand, effective as of the Distribution, released the other party and group members, stockholders, directors, partners, managers, managing members, officers, agents and employees from any and all liabilities, whether arising under any contract or by operation of law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution, including in connection with the contemplated transactions and all other activities to implement the separation and the distribution.

Pursuant to the Separation Agreement, effective as of the Distribution, each of Citrix and GetGo agrees to indemnify, defend and hold harmless the other party and their respective group members, stockholders, directors, partners, managers, managing members, officers, agents and employees from and against, and to reimburse such indemnitees with respect to, any and all liabilities (excluding punitive damages or consequential, special or indirect damages, unless such damages have been awarded by a court of competent jurisdiction or arbitral tribunal in connection with a third party claim or such consequential, special or indirect damages are the reasonably foreseeable result of the action or omission giving rise to such damages) to the extent arising out of, resulting from or related to (without duplication):

•	where Citrix is the party providing such indemnification, the excluded liabilities, and where GetGo is the party providing such indemnification, the GetGo liabilities; and

•	any breach by the party providing such indemnification of any obligations to be performed by such persons pursuant to the Separation Agreement subsequent to the Distribution.

The Separation Agreement also provides for certain detailed procedures regarding asserting and resolving any claims for indemnification, as well as the defense of third-party claims related to indemnifiable matters, including provisions requiring the parties to use commercially reasonable efforts to cooperate and maintain a joint defense in the event of a claim by a third party that implicates both of Citrix and GetGo (or LMI). The Separation Agreement also provides that Citrix may elect to have exclusive authority and control over the investigation, prosecution and appeal of certain Specified Claims, regardless of whether any such claim constitutes a GetGo liability.

Dispute Resolution

The Separation Agreement provides that each party will appoint a representative responsible for administering disputes or claims arising out of, in connection with or in relation to the Separation Agreement or any ancillary agreement. Any such dispute or claim will in the first instance be negotiated in good faith for a reasonable period of time by such representatives, provided that such reasonable period will not exceed twenty days from the date of receipt of written notice of such dispute, and provided further that the relevant employees from both parties with knowledge and interest in such dispute will first have tried to resolve the differences between the parties.

Certain Additional Covenants

The Separation Agreement addresses additional obligations of Citrix and GetGo relating to, among other things, record retention, access to information, confidentiality and the privileged nature of certain information, and separation and integration planning, and includes covenants relating to removal of certain tangible assets, use by GetGo of certain Citrix intellectual property and insurance arrangements. Certain of these obligations and covenants are described below.

Citrix Marks

Pursuant to the Separation Agreement, for a period of six months following the Distribution Date, GetGo will have the right to continue to use the marketing and promotional materials, invoices, business cards, schedules, displays, signs, stationery, technical guidelines, product manuals, packing materials and other supplies and similar materials that were previously created and included in the GetGo assets and that incorporate certain Citrix trademarks and other intellectual property.

Insurance

From and after the Distribution, GetGo will not have any rights to or under any insurance policies of Citrix, other than (1) policies acquired prior to the Distribution directly by and in the name of GetGo or its subsidiaries, (2) policies providing coverage on an occurrence basis, including defense and indemnity benefits attributable to or arising from or under such policies or (3) other policies as expressly provided in the Separation Agreement. GetGo will be entitled to make claims under such policies with respect to acts, omissions, events or circumstances relating to the GoTo Business that occurred prior to the Distribution.

From and after the Distribution, GetGo will be responsible for establishing any and all insurance programs required to comply with GetGo’s contractual obligations and such other insurance policies required by law or as necessary or appropriate to operate the GoTo Business.

Termination

The Separation Agreement will terminate without further action at any time before the Distribution upon termination of the Merger Agreement. Following termination, no party will have any liability of any kind to the other parties or to any person on account of the Separation Agreement, except as provided in the Merger Agreement.

Assignment; Amendment and Waiver

The Separation Agreement (1) may not be assigned by any party thereto without the prior written consent of the other parties (which consent may be granted or withheld in the sole discretion of the other parties) and (2) may not be amended or modified, and no provision thereof may be waived, except by an instrument in writing signed by each party thereto.

ADDITIONAL AGREEMENTS RELATED TO THE SEPARATION, THE DISTRIBUTION AND

THE MERGER

Employee Matters Agreement

Upon the closing of the Merger, Citrix, GetGo and LMI will enter into an Employee Matters Agreement governing the allocation among them of certain assets, liabilities and responsibilities relating to employees, including compensation and benefit plans and programs.

Transfer of GetGo Employees and Employment Agreements

Subject to certain exceptions and excluding certain agreed upon employees, prior to the Distribution, Citrix and GetGo will have caused the employment of the Citrix employees who perform services primarily related to the GoTo Business to be transferred to GetGo or an entity that will be a GetGo subsidiary following the Distribution, which we refer to individually as a GetGo Group member or collectively as the GetGo Group, in the applicable jurisdiction. The employees employed by a GetGo Group member as of the Distribution, together with certain Citrix employees on disability leave as of the Distribution who later become employed by a GetGo Group member are referred to below, collectively, as the GetGo Employees.

Citrix and the GetGo Group will use their reasonable best efforts to cause any employment agreements with GetGo Employees that do not transfer to a GetGo Group member by operation of law to be transferred to a GetGo Group member in the applicable jurisdiction prior to the Distribution.

General Allocation of Liabilities

Generally, Citrix will retain all obligations and liabilities with respect to GetGo Employees and current and former Citrix employees that are incurred prior to or on the date of the Distribution, other than liabilities relating to GetGo Employees that transfer to the GetGo Group by operation of law, and the GetGo Group will assume or retain all obligations and liabilities with respect to GetGo Employees that are incurred following the date of the Distribution or that transfer to GetGo by operation of law.

Health and Welfare Benefit Plans

Following the date of the Distribution, GetGo Employees will cease to participate in the health and welfare benefit plans sponsored by Citrix and its subsidiaries. Instead, GetGo Employees will be entitled to participate in health and welfare benefit plans maintained by LMI or the GetGo Group that correspond with and are substantially similar to the Citrix benefit plans in which the GetGo Employees participated prior to the Distribution or in which similarly situated LMI employees participate.

Severance

Citrix will be responsible for severance and termination benefit costs incurred in connection with the transfer of GetGo Employees’ employment to the GetGo Group or terminations of employment occurring prior to the Distribution and in connection with the internal reorganization (unless the termination is requested by LMI) and LMI and the GetGo Group will be responsible for severance and termination benefit costs incurred in connection with the termination of GetGo Employees prior to the Distribution at the request of LMI or following the Distribution. GetGo Employees who incur a termination of service within the twelve-month period following the Distribution will be entitled to receive severance payments and benefits that are the same as the severance payments and benefits provided to similarly situated employees of LMI.

Retirement Plans

Citrix will cause the account balance of each GetGo Employee under Citrix’s 401(k) plan to become fully vested as of the Distribution. In addition, Citrix will cause its 401(k) plan to permit the rollover of account balances, including loans, to LMI’s 401(k) plan to the extent permitted by law and will cause any outstanding loans of GetGo Employees under its 401(k) plan to remain outstanding and not go into default until the first to occur of the end of the first full calendar quarter following the Distribution or the earlier rollover of the applicable account to LMI’s 401(k) plan.

Flexible Spending Plans

Prior to the Distribution Effective Time, LMI will establish or designate dependent care and medical care flexible spending account benefit plans for GetGo Employees. The account balances and contribution elections of GetGo Employees under Citrix’s flexible spending account benefit plans will transfer to the LMI flexible spending account benefit plans, and the LMI flexible spending account benefit plans will assume responsibility for outstanding claims under Citrix’s flexible spending account benefit plans attributable to GetGo Employees for the year in which the Distribution occurs. Following the Distribution, Citrix will transfer to GetGo the contributions made by GetGo Employees to Citrix’s flexible spending account benefit plans for the plan year in which the Distribution occurs, reduced by the amount of the total claims paid by Citrix’s flexible spending account benefit plans for GetGo Employees for the plan year.

Incentive Plans

Upon the Distribution, GetGo Employees will cease to participate in any cash bonus plan maintained by Citrix, and Citrix will pay the GetGo Employees a prorated cash bonus based on target performance levels. GetGo Employees will also cease to participate in any Citrix sales plans as of the Distribution. Citrix will pay to the GetGo Employees their sales commissions under the Citrix sales plans for any transactions that have closed prior to the Distribution, to the extent such employee would have been eligible to receive such commissions pursuant to the terms of the applicable sales plan if the Distribution had not occurred.

Treatment of Citrix Equity Awards

Outstanding Citrix stock options and restricted stock units held by GetGo Employees will be treated as described in “The Transaction Agreement—The Merger Agreement—Treatment of Citrix Equity Awards.”

GetGo Employees will cease to participate in the Citrix employee stock purchase plan as of the Distribution and will receive from Citrix a lump sum payment for their payroll deductions not previously used to purchase Citrix common stock under the plan.

Paid Time Off

The applicable GetGo Group member will assume and credit GetGo Employees with unused vacation and personal and sick days accrued prior to the Distribution unless payment of such accrued days is required by law to be made in connection with the Distribution (in which case Citrix will make such payment as of or prior to the Distribution).

Tax Matters Agreement

In connection with the Transactions, Citrix, GetGo and LMI have entered into an Amended and Restated Tax Matters Agreement, which we refer to as the Tax Matters Agreement, that generally governs the parties’ respective rights, responsibilities, and obligations with respect to taxes, including both taxes arising in the ordinary course of business as well as taxes, if any, incurred as a result of any failure of the Contribution, Distribution, Merger and certain related transactions consummated in connection with Citrix’s internal reorganization to qualify for their intended U.S. federal income tax treatment. The Tax Matters Agreement also sets forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters. This summary is qualified by reference to the complete text of the Tax Matters Agreement, which has been filed with the SEC and is incorporated by reference in this proxy statement/prospectus-information statement.

Obligations

In general, the Tax Matters Agreement governs the rights and obligations of Citrix, on the one hand, and GetGo and LMI, on the other hand, after the Distribution and the Merger with respect to taxes for both pre-Distribution and post-Distribution periods. Under the Tax Matters Agreement, Citrix generally is responsible for all pre-Distribution taxes relating to both its retained business and the GoTo Business, and certain transaction taxes imposed on or by reason of its internal reorganization in connection with the Distribution. GetGo and LMI are generally responsible for all post-Distribution taxes attributable to the GoTo Business. Citrix’s responsibility for pre-Distribution taxes extends to any taxes that arise from the failure of the Contribution, Distribution, Merger and certain related transactions consummated in connection with Citrix’s internal reorganization to qualify for their intended tax treatment. However, if any of these taxes is incurred by Citrix as a result of LMI’s or GetGo’s failure to comply with its obligations (described below) under the Tax Matters Agreement, then GetGo and LMI would be responsible for all or a portion of such taxes.

Indemnification

The Tax Matters Agreement generally provides that GetGo and LMI must indemnify Citrix for (i) all taxes for which GetGo and LMI are responsible as described above, (ii) all taxes resulting from a breach by GetGo or LMI of any of its covenants under the Tax Matters Agreement, the Merger Agreement, the Separation Agreement or any ancillary agreement and (iii) reasonable costs and expenses (including reasonable attorneys’ fees and expenses) related to the foregoing. Citrix must indemnify GetGo and LMI for (i) all taxes for which Citrix is responsible as described above, (ii) all taxes resulting from a breach by Citrix of any of its covenants under the Tax Matters Agreement, the Merger Agreement, the Separation Agreement or any ancillary agreement and (iii) reasonable costs and expenses (including reasonable attorneys’ fees and expenses) related to the foregoing.

Section 336(e) Election

Citrix, LMI and GetGo have agreed to make a timely protective election under Section 336(e) of the Code, which we refer to as the Section 336(e) Election, with respect to the Distribution. Generally, if the Distribution is taxable to Citrix as a result of the Contribution and Distribution failing to qualify as a reorganization under Sections 368(a)(1)(D) and 355 of the Code or if Section 355(e) of the Code applies to the Distribution, the Section 336(e) Election would serve to ensure that GetGo would have a tax basis in its assets equal to their fair market value as of the Distribution Date, which would be expected to result in future reductions in GetGo’s tax liability that otherwise would not be realized by GetGo if the Section 336(e) Election were not in effect. If the Contribution and the Distribution fail to qualify for the intended tax treatment, then to the extent that GetGo and LMI are not required under the Tax Matters Agreement to indemnify Citrix fully for the resultant tax and related losses, the value of any tax benefits realized by GetGo or LMI as a result of the Section 336(e) Election must be paid quarterly by GetGo to Citrix if, as and when realized, subject to certain adjustments.

Restricted Activities

The Tax Matters Agreement generally prohibits LMI, GetGo and their subsidiaries from taking certain actions that could cause the failure of the Contribution, Distribution, Merger and certain related transactions consummated in connection with Citrix’s internal reorganization from qualifying for their intended tax treatment. In addition, under the Tax Matters Agreement, except as described below, for a two-year period following the date of the Distribution, LMI and GetGo may not:

•	discontinue the active conduct of the trade or business of GetGo and certain GetGo subsidiaries that are involved in Citrix’s internal reorganization, which we refer to collectively as the Internal SpinCos;

•	enter into any transaction or take certain other actions, or fail to take certain actions, that would, when combined with other changes in ownership of GetGo or LMI, comprise 50% or more of the value or voting power of all outstanding shares of GetGo or LMI, as applicable, subject to certain exceptions;

•	together with the Internal SpinCos, engage in certain mergers or consolidations;

•	sell, transfer or otherwise dispose of 30% or more of the gross assets of the active trade or business of GetGo or the Internal SpinCos, subject to certain exceptions;

•	redeem or repurchase LMI’s stock unless certain requirements are met;

•	amend, or permit their subsidiaries to amend, their certificates of incorporation (or other organizational documents) or take any other action affecting the relative voting rights of any stock or stock rights of LMI, GetGo or the Internal SpinCos; or

•	take, or permit their subsidiaries to take, any other action or actions that would reasonably be expected to result in a failure to preserve the intended tax treatment of the Contribution, Distribution, Merger and certain related transactions consummated in connection with Citrix’s internal reorganization.

If LMI, GetGo or their subsidiaries intend to take any such restricted action, unless waived by Citrix, LMI must first (in cooperation with Citrix) obtain an IRS ruling or an unqualified tax opinion reasonably acceptable to Citrix to the effect that such action will not affect the intended tax treatment of the Contribution, Distribution and Merger or the intended tax treatment of certain related transactions consummated in connection with Citrix’s internal reorganization. While the presence of an IRS ruling, an unqualified tax opinion or a waiver from Citrix would permit LMI and GetGo to proceed with such otherwise restricted action, LMI and GetGo would nevertheless remain responsible for, and must indemnify Citrix against, taxes resulting if such intended tax treatment is adversely affected to the extent provided above.

IP License Agreement

In connection with the Separation, Merger and other Transactions, Citrix, LMI and GetGo will enter into an IP License Agreement that provides GetGo and its subsidiaries a non-exclusive, limited license to certain intellectual property and technology that was not exclusively used in connection with the GoTo Business and therefore not transferred to GetGo in connection with the Separation, as well as improvements to that intellectual property and technology, and a non-exclusive license under certain of Citrix’s patents.

In addition, GetGo will grant Citrix a non-exclusive, limited license to certain intellectual property and technology transferred to GetGo in connection with the Separation, as well as improvements to that intellectual property and technology.

Licenses Granted to GetGo

ShareConnect Software

Under the terms of the IP License Agreement, GetGo and its subsidiaries will have a limited, worldwide, royalty-free, fully paid-up, non-exclusive license in, to and under Citrix’s “ShareConnect” software, and to patents that cover any improvements made by Citrix or its affiliates to the ShareConnect software to use, make, have made, sell, have sold, import, reproduce, make improvements of, prepare derivative works from, use and modify source code, distribute copies, publicly perform, or publicly display and otherwise exploit the same solely in connection with the GoToMyPC software, as GoToMyPC exists as of the closing of the Transactions and including extensions, upgrades and evolutions thereof.

Patents

The IP License Agreement also provides GetGo and its subsidiaries with a limited, worldwide, royalty-free, fully paid-up, non-exclusive license in, to and under three categories of patents:

•	patents owned by Citrix or its subsidiaries as of the closing of the Transactions having one or more valid and enforceable claims that would be infringed by the products and services of the GoTo Business in the absence of the license as of the closing of the Transactions;

•	patents that cover any improvements made by Citrix or its affiliates to the intellectual property licensed to GetGo by Citrix under the IP License Agreement; and

•	national or international counterparts to, including any divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutions and extensions of, any of the patents described in the first two categories.

The license includes the rights to use, develop, make, have made, sell, have sold, offer for sale and import products or services of GetGo and its subsidiaries and extensions, upgrades and evolutions thereof, though solely to the extent that such products and services would infringe a valid and enforceable claim of any of the licensed patents.

Other Intellectual Property

The IP License Agreement also includes a license to certain intellectual property that should have been assigned, transferred or licensed to GetGo in connection with the Transactions, but which by oversight or omission was not. Specifically, the IP License Agreement provides GetGo with a limited, worldwide, royalty-free, fully paid-up, non-exclusive license in, to and under any such omitted intellectual property (other than trademarks) which was required to be assigned and transferred to GetGo and its Subsidiaries but which was not so assigned and transferred, or which was used in the GoTo Business as of the closing of the Transactions and not licensed to GetGo and its subsidiaries pursuant to the IP License Agreement. The license granted is to use such intellectual property in connection with GetGo’s business, including GetGo’s products and services as of the closing of the Transactions, together with extensions, upgrades and evolutions thereof, and includes the rights to make, have made, use, sell, have sold, offer for sale, and import any such products or services, and reproduce, make improvements of, prepare derivative works from, use and modify source code, distribute copies, publicly perform, or publicly display and otherwise exploit such intellectual property in connection with GetGo’s products and services.

The term of the license commences with respect to any item of omitted intellectual property automatically and immediately prior to the earlier of such time as (1) either Citrix or GetGo becomes aware of and notifies the other in writing of such intellectual property, or (2) Citrix or a subsidiary that Citrix controls no longer exclusively owns and controls such intellectual property.

Licenses Granted to Citrix

GoToMyPC Software

Under the terms of the IP License Agreement, Citrix and its subsidiaries will have a limited, worldwide, royalty-free and fully paid-up, non-exclusive license in, to and under GetGo’s “GoToMyPC” software, and to patents that cover any improvements made by GetGo or its affiliates to “GoToMyPC” software, to use, make, have made, sell, have sold, import, reproduce, make improvements of, prepare derivative works from, use and modify source code, distribute copies, publicly perform, or publicly display and otherwise exploit the same in connection with ShareConnect, as ShareConnect exists as of the closing of the Transactions including extensions, upgrades and evolutions thereof. However, for three years following the closing of the Transactions, Citrix and its subsidiaries agree not to sell, license, distribute, commercialize or otherwise make ShareConnect freely or commercially available as a stand-alone product or service.

Unicast, Screencast and Concierge Software

The IP License Agreement also provides Citrix with a limited, worldwide, royalty-free and fully paid-up, non-exclusive license in, to and under GetGo’s Unicast, Screencast and Concierge software, and to patents that cover any improvements made by GetGo or its affiliates to such software, to use, make, have made, sell, have sold, import, reproduce, make improvements of, prepare derivative works from, use and modify source code, distribute copies, publicly perform, or publicly display and otherwise exploit the same in connection with the products and services of Citrix and its subsidiaries and extensions, upgrades and evolutions thereof, but not as a stand-alone product or service.

GetGo Codec

The IP License Agreement also provides Citrix with a limited, worldwide, royalty-free and fully paid-up, non-exclusive license in, to and under GetGo’s Codec software to use and make improvements to that software in connection with the products and services of Citrix. However, the license is limited to those products and services of Citrix into which the Codec software is incorporated as of the closing of the Transactions, as such products and services exist as of the closing of the Transactions (though including extensions, upgrades and evolutions thereof). GetGo agrees to use commercially reasonable efforts to negotiate a separate written agreement with Citrix to assist Citrix with bug fixes, troubleshooting and other technical support with respect to the GetGo Codec, at rates to be negotiated in good faith and agreed upon by Citrix and GetGo.

Patents

The IP License Agreement also provides Citrix and its subsidiaries with a limited, worldwide, royalty-free, fully paid-up, non-exclusive license in, to and under three categories of patents:

•	patents owned by GetGo or its subsidiaries as of the closing of the Transactions, including the patents included in the assets transferred to GetGo and any patents filed in GetGo’s name through the closing of the Transaction;

•	patents that cover any improvements made by GetGo or its affiliates to the intellectual property licensed by Citrix to GetGo under the IP License Agreement; and

•	national or international counterparts to, including any divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutions and extensions of, any of the patents described in the first two categories.

The license includes the rights to use, develop, make, have made, sell, have sold, offer for sale and import products or services of GetGo and its subsidiaries and extensions, upgrades and evolutions thereof, though solely to the extent that such products and services would infringe a valid and enforceable claim of any of the licensed patents.

Sublicenses

Each of Citrix and GetGo, as licensee, may not sublicense any of its rights under the licenses granted to it under the IP License Agreement, except to (i) an affiliate, or (ii) third parties that provide services for its benefit in connection with its businesses, products and services that are covered by the licenses granted to it under the IP License Agreement. Each of Citrix and GetGo may also grant distribution and resale rights to distributors, solely to the extent necessary in connection with the distribution and resale of products and services that are within the scope of the licenses granted to Citrix and GetGo under the IP License Agreement, respectively. Lastly, Citrix and GetGo may each grant rights to customers and end users in connection with their use of products or services in accordance with the IP License Agreement.

Any permitted sublicenses or grant of distribution and resale rights to distributors, must be granted pursuant to written agreements that are subject to and consistent with the terms and conditions of the IP License

Agreement, and include provisions regarding confidentiality, ownership and use restrictions of the licensed intellectual property that are at least as protective of the applicable licensor as the provisions of the IP License Agreement. Each of Citrix and GetGo are jointly and severally responsible and liable for their respective sublicensees’ and distributors’ compliance with the terms and conditions of the IP License Agreement applicable to Citrix or GetGo, as applicable.

Restriction on Competitive Business Activities

The IP License Agreement includes a restriction on Citrix’s use of the intellectual property licensed from GetGo to Citrix with regard to certain competitive business activities that are set forth in the Merger Agreement. The restriction commences upon the closing of the Transactions and continues with respect to each item of intellectual property licensed by GetGo to Citrix until GetGo or a subsidiary that it controls no longer exclusively owns or controls such item of intellectual property.

Restrictions on Transfer

Neither party may assign any of its rights or obligations under the IP License Agreement, directly or indirectly by operation of law, without the express written consent of the other parties to the IP License Agreement, which consent may be granted or withheld in the sole discretion of the other parties. Notwithstanding such prohibition, Citrix or GetGo may assign their rights or delegate their duties under the IP License Agreement (i) to a subsidiary that they control, or (ii) in connection with any change of control, merger, acquisition, or sale of all or substantially all of their assets, stock or business to which the IP License Agreement relates, provided that the subsidiary or assignee (as applicable) agrees in writing to be bound by the terms and conditions of the IP License Agreement.

Term

The term of the IP License Agreement is different for each type of licensed intellectual property. First, for each patent included in the licensed intellectual property, the term lasts with respect to such patent until it no longer has a valid and enforceable claim licensed to the applicable licensee. Second, for each copyright, the term lasts until such copyright expires or enters into the public domain. Lastly, for all other intellectual property, the term is perpetual.

Termination of the License

Unless agreed to in writing by Citrix and GetGo, the IP License Agreement may not be terminated, and all the rights and licenses granted to each of Citrix and GetGo as licensee are perpetual and irrevocable. In the event of expiration or any termination of the IP License Agreement, the intellectual property licenses will immediately cease, provided that any sublicenses granted to any customer or end user prior to the effective date of expiration or termination survive such expiration or termination.

Specific Performance

Each of Citrix and GetGo are entitled to enforce any provision of the IP License Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of the IP License Agreement, with no obligation to post a bond, and each of Citrix and GetGo agree that they will not contest the appropriateness of specific performance as a remedy.

Bankruptcy

Citrix or GetGo agree that all rights and licenses granted by either of them as licensor under the IP License Agreement are rights and licenses to “intellectual property” and that all licensed intellectual property constitutes

“embodiments” or “intellectual property” as those terms are used in and interpreted under Section 365(n) of the United States Bankruptcy Code, and that each of Citrix or GetGo, as licensee, will have all rights, elections, and protections under the United States Bankruptcy Code and all other applicable bankruptcy, insolvency and similar laws with respect to the IP License Agreement and the intellectual property licensed under it.

Additional Covenants

The IP License Agreement addresses additional obligations of Citrix and GetGo relating to confidentiality, prosecution, maintenance and enforcement of intellectual property, and compliance with laws. Certain obligations and covenants are described below.

Confidentiality

The IP License Agreement includes confidentiality obligations of the parties with respect to proprietary software source code and associated documentation included in the licensed intellectual property. Each of Citrix and GetGo agrees to hold such proprietary materials in strict confidence using the same degree of care it uses with respect to its own most sensitive confidential information and trade secrets, and not disclose, divulge or release them in any manner to any person, or use except solely as and to the extent permitted under the IP License Agreement. Each of Citrix and GetGo may disclose the proprietary materials to its sublicensees, distributors, employees, contractors and customers, but only if such persons are bound by written confidentiality agreements no less protective than the terms of the IP License Agreement and strictly need to know such information for the purpose of exercising Citrix’s or GetGo’s rights under the IP License Agreement.

Each of Citrix and GetGo must immediately notify the other upon becoming aware of any misuse or unauthorized access to or disclosure of any proprietary materials. If Citrix or GetGo is ordered to disclose any proprietary materials by a government authority, it will promptly notify the other party and reasonably cooperate with them to obtain a protective order or otherwise limit such disclosure. If Citrix or GetGo remains compelled to disclose proprietary materials despite such efforts, it may disclose such proprietary materials as required, though it will use commercially reasonable efforts to obtain confidential treatment of any materials so disclosed.

With respect to confidential information that does not constitute proprietary source code, each of Citrix and GetGo agree (i) to maintain such information in confidence, using the same degree of care to protect and maintain the confidentiality of such information that is uses with respect to its own information of a similar nature and at all times no less than a reasonable degree of care, and (ii) not to disclose such information except as may be reasonably required in connection with the exercise of rights or licenses under the IP License Agreement (including disclosures to sublicensees, distributors, employees, contractors and customers subject to confidentiality agreements). Each of Citrix and GetGo may disclose confidential information to the extent required by a government authority, provided that it first notifies the other party and reasonably cooperates with their efforts to obtain a protective order to otherwise limit such disclosure.

Prosecution and Maintenance of Licensed Patents

Each of Citrix and GetGo, as licensor, is solely responsible for filing, prosecuting, and maintaining all the licensed patents that it owns, at its sole cost and expense. However, in the event that either Citrix or GetGo decides to forego prosecution or maintenance of any licensed patents that it owns, it must notify the other party at least sixty days prior to the deadline for taking a necessary step to continue to prosecute or maintain the applicable licensed patent, and the other party will have the option of assuming responsibility for such prosecution and maintenance at its sole expense. If either Citrix or GetGo does elect to prosecute or maintain a licensed patent owned by the other party, the other party will assign all right, title and interest in and to such patent to the party conducting the prosecution or maintenance.

Enforcement of Intellectual Property

Each of Citrix and GetGo, as licensor, have the sole initial right, but not the obligation, to enforce its intellectual property rights (at its sole expense) by bringing legal action or entering into settlement discussions with any third parties that are infringing, misappropriating or otherwise violating its intellectual property, or who are challenging the validity or enforceability of its intellectual property. Upon the enforcing party’s reasonable request and at its sole expense, the other party as licensee will join any action or proceeding commenced by the enforcing party. Any amounts recovered by the enforcing party will first be allocated to reimburse the enforcing party’s costs and expenses in connection with the action or proceeding, then to reimbursing the licensee’s costs and expenses, and any remaining amounts will be retained by the enforcing party.

Transition Services Agreement

In connection with the Transactions, GetGo and Citrix will enter into the Transition Services Agreement, effective as of the date of the closing of the Transactions. Under this agreement, each party will provide to the other party certain services on a transitional basis following the completion of the Transactions to facilitate the separation of the GoTo Business from Citrix and the transition of the GoTo Business to LMI. Among other services, the transition services will generally relate to the following:

•	information technology and security operations;

•	facilities;

•	human resources support; and

•	accounting and finance.

The parties may also agree to include additional services that are related to the transition of the GoTo Business to GetGo or the separation of the GoTo Business from Citrix provided that additional services must be limited to those services performed in the twelve months prior to the closing of the Transactions and that are reasonably necessary for the conduct of the GoTo Business or the Citrix business, as applicable.

Each party will provide the transition services in a commercially reasonable manner in accordance with the standards, specifications, service levels and acceptance criteria, if any, set forth in the services schedule. The transition services will be provided at the same level of service, with the same degree of care, with response times and in a manner as would reasonably and ordinarily be expected from a person complying with law engaged in the same type of undertaking under the same or similar circumstances and conditions, unless a higher standard is required by the schedules to the Transition Services Agreement.

The term of the transition services will vary by service. A recipient of services may request that the term of the services be extended and the party providing that service may agree to extend the term of such services in its sole discretion. The fees payable for any extended service will be 110% of the fees payable for that service immediately prior to the extension.

Each recipient of services may terminate any service, in whole or in part, on written notice to the other party delivered no later than thirty days prior to the service termination date specified in the schedule to the Transition Services Agreement. In the event of an early termination, the fees payable by the recipient will be reduced to reflect the terminated service or portion thereof. In addition, either party will be able to terminate all, but not less than all, of the transition services in the affected line of services, or all of the transition services in their entirety, if the other party materially breaches its obligations under the agreement and does not cure that breach within thirty days after receiving written notice of the breach. Either party may also terminate the agreement upon 30 days’ notice if the other is declared insolvent or bankrupt or makes an assignment for the benefit of creditors, or a receiver is appointed or any proceeding is demanded by, for or against the other party under any provision of the federal bankruptcy laws.

Generally, each recipient of services will pay fees for each service it receives, which fees are specified on a schedule to the Transition Services Agreement. During the first six months after the closing of the Transactions, the fees will be equal to the actual direct cost to provide the services, plus 5% and thereafter will be equal to the actual direct cost to provide the services, plus 10%. The fees for additional services during the first six months after the closing of the Transactions will be equal to the actual direct cost to provide the additional services, plus 5% and thereafter are equal to the actual direct costs plus 10%. GetGo and Citrix agree to share equally the costs and expenses incurred in connection with certain startup costs for providing the services.

Each party will use commercially reasonable efforts to obtain any required consents in connection with the provision of the transition services by such party and the parties will share the costs incurred in connection with seeking or obtaining those consents.

Citrix and GetGo will agree to indemnify each other and its affiliates from any and all damages arising or resulting from the indemnifying party’s fraud, gross negligence or intentional misconduct in performing its obligations under the transition services agreement. Except for breaches of confidentiality and for a party’s fraud, gross negligence or willful misconduct, (i) neither party has any liability for any indirect, incidental, consequential or similar damages under the Transition Services Agreement, and (ii) each party’s liability for direct damages under the Transition Services Agreement will not exceed the amount of fees paid and payable to it by the other party during the six-month period following the effective date of the Transition Services Agreement.

Loan Agreement

In connection with the Transactions, LMI and Citrix will enter into an unsecured revolving credit facility providing LMI and other subsidiary borrowers designated by LMI with the ability to borrow up to $25 million from Citrix and/or one of its subsidiaries for a two-year period following the effective time of the Merger. The proceeds of advances under the credit facility will be available for general corporate purposes of LMI and its subsidiaries. Certain subsidiaries of LMI organized in the United States will be guarantors of any debt incurred by LMI and the other borrowers under the credit facility.

Borrowings under the credit facility will bear interest, payable monthly in cash, at an annual rate equal to one-month LIBOR, plus an applicable margin ranging between 2.25% and 2.75% based on LMI’s consolidated total leverage ratio. If any principal of or interest on any loan or other amount is not paid by LMI when due, whether at stated maturity, upon acceleration or otherwise, the overdue amount will bear interest at an annual rate equal to 2.0% plus the rate applicable on outstanding loans.

The loan agreement for the credit facility, which we refer to as the Loan Agreement, will require LMI to maintain (1) a consolidated leverage ratio of not more than 3.25:1.00 and (2) a consolidated interest coverage ratio of not less than 2.50:1.00, each measured as of the last day of any four-quarter period. In addition, the Loan Agreement will contain customary affirmative and negative covenants, including covenants that limit or restrict the ability of LMI and its subsidiaries to grant liens, complete acquisitions or incur other debt, and covenants regarding fundamental changes and the conduct of LMI’s business, in each case subject to customary exceptions for a credit facility of its size and type. The Loan Agreement also will include customary representations and warranties made by LMI and its subsidiaries.

The Loan Agreement will include customary events of default with respect to the following, subject to customary materiality thresholds and grace periods:

•	failure to make required payments;

•	breaches of representations and warranties;

•	failure to observe covenants;

•	cross-defaults with respect to subordinated and unsecured material debt and cross-acceleration to other material debt;

•	insolvency and bankruptcy matters;

•	judgments in excess of a threshold amount;

•	ERISA events;

•	change of control of LMI; and

•	invalidity of any of the loan-related documents.

If an event of default occurs and is continuing, Citrix will be able to terminate its obligations to make loans to LMI under the credit facility and/or declare any outstanding loans immediately due and payable.

Voting Agreement

Michael K. Simon, the Chairman of the LMI Board of Directors and former Chief Executive Officer of LMI, entered into a voting agreement with Citrix in connection with the signing of Merger Agreement. As of the date of this proxy statement/prospectus-information statement, Mr. Simon is the beneficial owner of more than 3% of the currently outstanding LMI common stock.

Under the terms of the voting agreement, Mr. Simon has agreed to vote all shares beneficially owned by him (i) in favor of the Share Issuance in connection with the Merger, the Charter Amendment, and any other transactions contemplated by the Merger Agreement as to which LMI stockholders are asked to vote in favor of that are necessary for the consummation of the transactions contemplated by the Merger Agreement, and (ii) against any competing proposal or transaction. However, the voting agreement does not prevent Mr. Simon from exercising his duties and obligations as a member of the LMI Board of Directors.

Mr. Simon is restricted, during the term of the voting agreement, from selling, assigning, transferring, tendering or otherwise disposing of any shares of LMI common stock he beneficially owns in connection with a Competing Parent Transaction, as well as from entering into any other voting agreement or similar arrangement with respect to such shares or granting any proxy or power of attorney with respect to such shares or placing any shares in a voting trust.

The voting agreement will expire on the earliest of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement, (iii) the mutual agreement of Citrix and Mr. Simon, (iv) the LMI Board of Directors making a Change in Recommendation and (v) October 26, 2017.

Cooperation Agreement

In connection with LMI agreeing to appoint Jesse Cohn, Senior Portfolio Manager of Elliott Management Corp., to the LMI Board of Directors as one of the four directors designated by Citrix, LMI will enter into a letter agreement, which we refer to as the Cooperation Agreement, with Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc., referred to collectively as Elliott Management, the form of which is attached to Merger Agreement and which will become effective upon the appointment of Mr. Cohn to the LMI Board of Directors.

Under the Cooperation Agreement, Elliott Management will agree to vote, or cause to be voted, all shares of LMI’s common stock owned by Elliott Management or its controlled or controlling affiliates at the 2017 Annual Meeting, and at any subsequent annual meeting of LMI stockholders at which Mr. Cohn has been nominated by the Board for re-election as a director or continues to serve as a director in a class whose term will not expire at such meeting, in favor of the directors nominated by the LMI Board of Directors and otherwise in accordance with the recommendation of the LMI Board of Directors on any proposals other than a proposal on any tender offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving LMI, which we refer to as an Extraordinary Transaction.

LMI will also agree to take all action necessary to appoint Mr. Cohn as a member of the operating committee of the LMI Board of Directors when it is formed in accordance with the Merger Agreement.

Under the Cooperation Agreement, Elliott Management will also agree to certain standstill restrictions until the first anniversary of the date of the Cooperation Agreement, provided that if Mr. Cohn remains a director on such date, the standstill restrictions will continue until the earlier of the date that the LMI Board fails to re-nominate Mr. Cohn as a director for election at an annual meeting of the LMI stockholders at which Mr. Cohn’s term of office expires or the date that Mr. Cohn resigns as a director. These standstill restrictions include not (i) engaging in any solicitation of proxies or consents with respect to the election or removal of directors; (ii) forming or joining a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the common stock and other voting securities of LMI; (iii) beneficially owning more than 9.9% of the voting power of, or economic exposure to, the LMI common stock; (iv) making or participating in any Extraordinary Transaction; (v) seeking, alone or in concert with others, representation on the LMI Board of Directors or the removal of any member of the LMI Board of Directors, except as provided in the Cooperation Agreement; or (vi) making any stockholder proposal. The standstill restrictions terminate automatically upon certain events, including (a) the announcement by LMI of a definitive agreement with respect to an Extraordinary Transaction that would result in the acquisition by any person or group of more than 50% of the LMI common stock, or (b) the commencement of any tender or exchange offer that, if consummated, would constitute an Extraordinary Transaction that would result in the acquisition by any person or group of more than 50% of the LMI common stock, where LMI files a Schedule 14D-9 (or any amendment thereto) that does not recommend that LMI’s stockholders reject such tender or exchange offer.

INFORMATION ABOUT MERGER SUB AND LMI

Information About Merger Sub

Merger Sub is a direct, wholly owned subsidiary of LMI. Merger Sub was organized on July 26, 2016 for the purposes of merging with and into GetGo in the Merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement.

Information about LMI

Overview—LMI

LMI simplifies how people connect to their colleagues, employees, devices and the world around them. With millions of users worldwide, LMI’s cloud-based solutions make it possible for people and companies to connect and engage with their workplace, colleagues, customers and products anywhere, anytime. LMI’s services are focused on high growth markets such as Identity and Access Management, Collaboration and the Internet of Things and are delivered via the cloud as hosted services, commonly called software-as-a-service, or SaaS.

LMI’s cloud-based connectivity services allow users to work remotely, use a mix of personal and employer-procured technology for work purposes, secure online or cloud-based services, support and manage remote computers and other Internet-enabled devices and collaborate with other users. LMI calls the unique technological and intellectual property foundation used to deliver LMI’s cloud-based services “Gravity.” Gravity establishes secure connections over the Internet between two or more Internet-enabled devices and manages the direct transmission of data between remotely connected devices. Gravity is designed to be scalable and serve LMI’s large user community at low costs by reducing LMI’s bandwidth and other infrastructure requirements, which LMI believes makes LMI’s services faster and less expensive to deliver than other competing services.

LMI offers both free and fee-based, or premium, services. Sales of premium services are generated through word-of-mouth referrals, web-based advertising, online search, off-line advertising, broadcast advertising, the conversion of free users and expiring free trials to paid subscriptions and direct marketing to new and existing customers. The majority of LMI’s premium services are sold on an annual subscription basis.

LMI derives its revenue principally from subscription fees from its customers, who range from multinational enterprises to SMBs and individual consumers, and, to a lesser extent, from the delivery of professional services primarily related to its Connected Products and Service and Support businesses. The majority of LMI’s customers subscribe to its services on an annual basis. LMI’s revenue is driven primarily by the number and type of premium services for which its paying customers subscribe.

Originally incorporated under the laws of Bermuda as 3am Labs Ltd in February 2003, LMI completed a domestication in the State of Delaware under the name 3am Labs, Inc. in August 2004 and changed its name to LogMeIn, Inc. in March 2006. LMI’s principal executive offices are located at 320 Summer Street, Boston, Massachusetts 02210. As of September 1, 2016, LMI had 1,108 full-time employees. None of LMI’s employees are represented by labor unions or covered by collective bargaining agreements. LMI considers its relationship with its employees to be good.

LMI Business After the Transactions

The combination of the GoTo Business with LMI’s existing business is intended to add additional scale and resources needed to help accelerate LMI’s strategic vision of delivering innovative solutions designed to simplify the way people connect to customers, colleagues and the world around them.

LMI expects the Transactions to have the following strategic benefits:

•	Increased scale and resources needed to drive world class innovation. The combined company will bring together two proven industry innovators who are committed to developing and delivering easy-

to-use software designed to address the challenges customers face in the wake of compelling secular trends, including workforce mobility, the rapid adoption of cloud-based applications and the proliferation of connected products. LMI expects that the additional scale and stability of the combined company will enable accelerated growth of the businesses in key emerging verticals, which include cloud-based telephony and identity, as well as the Internet of Things.

•	An industry leading SaaS company with a diverse product portfolio. The combined company’s product portfolio will help to fill in gaps in the respective product lines of each business, resulting in a more complete suite of product offerings which will benefit both existing and new customers.

•	Greater ability to pursue cross-selling opportunities. The combined product portfolio of both companies will further enhance LMI’s ability to cross-sell and upsell additional premium services to its premium customer base. As a result of the Transactions, LMI will also have stronger global brand recognition and access to a larger direct sales force better equipped to upsell and cross-sell this broad portfolio of services to its customer base.

•	Enhanced ability to pursue strategic acquisitions. Inorganic growth remains a key growth lever for LMI and the scale of the combined organization will allow LMI to further expand the range of acquisition opportunities it will be able to pursue.

•	Increased market relevance and awareness. LMI expects that the newly formed company will have annual revenues in excess of $1 billion, stronger global brand recognition and more than two million paid users in virtually every country around the globe. Additionally, the combined company will bring together a strong network of millions of free users which will continue to drive awareness of LMI’s services and increase referrals of potential users and customers.

•	Compelling Synergies. Upon completion of the Transactions, the combined company is expected to achieve run rate cost synergies of $65 million within the first year and run rate cost synergies of more than $100 million in year two.

•	Improved Financial Profile. The combined company is expected to generate significant free cash flows as a result of anticipated synergy capture, and the scale of the combined company would enable LMI to take advantage of operational efficiencies over the longer term to continuously improve the company’s financial profile.

Directors and Officers of LMI Before and After the Merger

Directors

The directors of LMI before the Merger are incorporated by reference to LMI’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2015.

After the Merger, the LMI Board of Directors will consist of nine directors: five current LMI directors designated by LMI and four directors designated by Citrix and satisfactory to LMI. Each of the directors designated by Citrix must qualify as an “independent director” of LMI, as such term is defined in NASDAQ Marketplace Rule 5605(a)(2). The directors designated by Citrix are currently expected to be Robert Calderoni, Jesse Cohn, David Henshall and Peter Sacripanti, each of whom is satisfactory to LMI and would, as of the date of the Merger Agreement, qualify as an independent director of LMI. The biographical information for each director designated by Citrix is below.

Robert M. Calderoni, age 56, has served as the Executive Chairman of Citrix since July 2015, and previously served as Interim Chief Executive Officer and President of Citrix from October 2015 to January 2016. Mr. Calderoni served as Chairman and Chief Executive Officer of Ariba, Inc., a cloud applications and business network company, from October 2001 until it was acquired by SAP, a publicly-traded software and IT services company, in October 2012, and then continued as Chief Executive Officer of Ariba following the acquisition until January 2014. Mr. Calderoni also served as a member of the global managing board at SAP AG between November 2012 and January 2014 and as President SAP Cloud at SAP AG from January 2013 to January 2014. Mr. Calderoni has also held senior finance roles at Apple and IBM and served as Chief Financial Officer of Avery Dennison Corporation, a publicly-traded packaging and labelling solutions company. Since 2003, Mr. Calderoni has served on the Board of Directors of Juniper Networks, Inc., a publicly-traded networking company; since 2007, he has served on the Board of Directors of KLA-Tencor, a publicly-traded semiconductor equipment company; and since 2014, he has served on the Citrix Board of Directors.

Jesse A. Cohn, age 36, is a senior portfolio manager and head of U.S. equity activism at Elliott Management Corporation, a $27 billion investment firm. Mr. Cohn joined Elliott in 2004 and manages both public and private investments for the firm. Since 2015, Mr. Cohn has served on the Citrix Board of Directors. Mr. Cohn also serves on the boards of directors of several private technology companies, including MSC Software Corporation and BMC Software, Inc., and previously served on the boards of directors of E2Open, Inc., Mitchell International, Inc. and Ark Data Centres Limited.

David J. Henshall, age 48, has served as the Executive Vice President and Chief Financial Officer of Citrix since September 2011 and as Chief Operating Officer of Citrix since February 2014. Mr. Henshall also served as Acting Chief Executive Officer and President of Citrix from October 2013 to February 2014. From January 2006 to September 2011, Mr. Henshall served as Senior Vice President and Chief Financial Officer of Citrix.

Peter J. Sacripanti, age 60, has served as the Co-Chair and Chairman of the Executive Committee of McDermott Will & Emery, an international law firm with 2,000 full time employees in North America, Europe, and Asia, since September 2010. Mr. Sacripanti has served as a Partner at McDermott Will & Emery since 1996 and in this position, he represents and defends major corporations and industry groups, including Fortune 500 companies. Since 2015, Mr. Sacripanti has served on the Citrix Board of Directors.

Michael K. Simon, LMI’s former Chief Executive Officer and current Chairman of the LMI Board of Directors, will remain in place as Chairman of the LMI Board of Directors following the completion of the Transactions. William R. Wagner, LMI’s current President and Chief Executive Officer, will also remain on the LMI Board of Directors. The other three directors designated by LMI will be named at a later date.

Executive Officers

The executive officers of LMI before the Merger are incorporated by reference to LMI’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2015.

After the Merger, LMI’s current President and Chief Executive Officer, William R. Wagner, and current Chief Financial Officer, Edward K. Herdiech, will continue in their roles. Certain members of the GetGo management team are expected to join LMI as well.

Compensation of Executive Officers of LMI after the Merger

The compensation committee of the LMI Board of Directors will continue to oversee LMI’s executive compensation program and approve all executive compensation decisions. LMI’s compensation committee is expected to review its executive compensation program with respect to the executive officers of LMI after the Merger but has not yet made any determinations with respect to the compensation of those officers following the Merger.

INFORMATION ABOUT CITRIX

Citrix is a Delaware corporation founded on April 17, 1989. Citrix develops and sells products and services that enable the secure and reliable delivery of applications and data over public, private or hybrid clouds or networks, to virtually any type of device. For 27 years, Citrix has innovated and delivered products consistent with a vision of a workplace where people can securely and easily collaborate across boundaries of time, place and device, creating better business outcomes, improving productivity, and making businesses far more agile and responsive to change—both in information technology change as well as business change. Citrix markets and licenses its products directly to customers, over the Web, and through systems integrators, in addition to indirectly through value-added resellers, value-added distributors, original equipment manufacturers, and service providers.

Citrix’s principal executive offices are located at 851 West Cypress Creek Road, Fort Lauderdale, Florida 33309, and its telephone number is (954) 267-3000. Citrix’s internet address is http://www.citrix.com. Please note that Citrix’s internet address is included in this proxy statement/prospectus-information statement as an inactive textual reference only. The information contained on Citrix’s website is not incorporated by reference into this proxy statement/prospectus-information statement or any future documents that may be filed with the SEC and should not be considered part of this document.

INFORMATION ABOUT THE GOTO BUSINESS

Overview

The GoTo Business is a leading provider of cloud-based service offerings that drive more productive, collaborative and efficient business interactions for its customers. GetGo believes human connections are at the heart of success in the modern world, and it is focused on creating more human, more intelligent ways to connect at work. For nearly 20 years, the GoTo Business has been studying how people connect and as a result building highly effective communications solutions for people and businesses around the globe. GetGo has a deep understanding of how people want to work and a powerful product portfolio with technology that is built for business, and designed for people.

The mission of the GoTo Business is to deepen human connections within the modern workforce—unleashing them to do amazing things. Specifically, the GoTo Business focuses on enabling companies, departments and individuals to achieve their most critical, quantifiable business outcomes. Built on core audio, video and data capabilities, GoTo Business service offerings power many of the most critical work activities that drive business success, including sales and relationship management, team collaboration and productivity, online marketing and customer education, employee training, and internal and external customer support. The GoTo Business does this by supporting small- and large-scale online and telephone interactions and enabling remote content sharing, and remote access to files. For the year ended December 31, 2015, the GoTo Business had over two million paid users across a wide range of industries, geographies and enterprise sizes. These users held nearly 69 million meetings and events with over 12 billion minutes of interaction in 2015. Given the collaborative nature of its service offerings, the GoTo Business engaged an audience far beyond its paid user base with over 30 million unique participants from over 180 countries.

The service offerings of the GoTo Business are delivered entirely as cloud-based SaaS solutions and include collaboration and engagement tools such as GoToMeeting and GoToWebinar, business voice solutions such as Grasshopper, and remote access and support tools such as GoToMyPC and GoToAssist. GoTo Business service offerings are platform agnostic, working across all leading desktop and mobile platforms and devices. The GoTo Business is focused on building from the current success of its offerings to further provide end-to-end solutions with measurable results for its users.

The GoTo Business generates revenue through subscriptions to its service offerings. The majority of its customer accounts subscribe to monthly contracts. For the years ended December 31, 2015, 2014 and 2013, the GoTo Business generated $629.4 million, $579.8 million, and $540.5 million in net revenues, respectively. For the six months ended June 30, 2016 and 2015, the GoTo Business generated $335.9 million and $300.5 million in net revenues, respectively. For the years ended December 31, 2015, 2014 and 2013 and for the six months ended June 30, 2016 and 2015, approximately 77%, 79%, 80%, 82% and 80% of the net revenues of the GoTo Business, respectively, were generated from customers located in the United States.

History

The GoTo Business has been revolutionizing the way people connect—closing the gaps of distance, time, and technology—for almost 20 years.

Citrix originally invested in the GoTo Business service offerings in March 2004 when it acquired Expertcity, a company focused on remote desktop access technology, including a set of remote support service offerings. Expertcity launched GoToMyPC in 2001, which allowed users access to their personal computer screens from any Internet-enabled computer worldwide.

Following the 2004 acquisition, Citrix has invested significantly in GoTo Business service offerings, launching GoToMeeting in 2004, GoToWebinar in 2006, and GoToTraining in 2010, and acquiring Vaaps (audio bridging technology) in 2008, Vidsoft (video technology) in 2010, and Grasshopper (business voice) in 2015. As the GoTo Business developed its later service offerings, it shifted its focus from the basics, such as enabling an online meeting, to facilitating collaboration from the beginning to end of a process. For example, GoToWebinar is a service offering that facilitates a user’s end-to-end experience from sending out initial invites to their event, to delivering follow-up materials to participants, to providing the user with analytics and insights around their event.

Under Citrix’s ownership, the GoTo Business operated as part of Citrix’s Mobility Apps business unit which included GoTo Business’ current service offerings, GoToMeeting, GoToWebinar, GoToTraining, GoToAssist, GoToMyPC, and Grasshopper and certain service offerings that are remaining at Citrix including ShareFile and RightSignature.

Industry

The GoTo Business delivers a suite of service offerings enabling people to connect in a more human, intelligent way, which helps drive more productive, collaborative, and efficient business interactions across internal and external groups of all sizes. The GoTo Business operates in large and fast growing markets with attractive adjacent spaces.

Technology has become integral to the facilitation of today’s business interactions. Several secular trends should continue to drive growth in the GoTo Business:

•	SaaS/Cloud adoption. Companies are increasingly choosing to buy and deploy more of their software applications through SaaS or cloud-based offerings.

•	Increasingly mobile workforce. Workers are spending less of their time in a traditional office environment and are increasingly telecommuting and traveling with Internet-enabled devices.

•	Proliferation of Internet-enabled mobile devices. The rapid proliferation and increased functionality of smartphones and other mobile devices is creating a growing need for remote support for these devices. Organizational support for “bring your own device” programs is also creating a need for companies to support mobile workers across a wide range of devices.

•	Increasing need for richer online interactions. The growing capabilities and functionalities of mobile devices and the savvy user experiences that consumers are accustomed to from other consumer applications are driving a need for richer online and mobile business interactions. Companies are looking for more seamless ways to engage mobile customers and to collaborate across mobile teams.

Service Offerings

The GoTo Business delivers the following service offerings to customers:

•	GoToMeeting is a leading service offering for online meetings, sales demonstrations, and collaborative gatherings. Users can host or participate in online meetings from a variety of mobile and desktop devices. GoToMeeting features an advanced, secure communication architecture that uses industry-standard secure sockets layer, or SSL, encryption. This service offering integrates seamlessly with all of the GoTo Business cloud-based communications service offerings, including the ability to add a toll-free number to online sessions. In 2015, GoToMeeting enabled approximately 65 million online meetings with almost 10 billion meeting minutes connecting more than 24 million participants from over 180 countries.

•

GoToWebinar is a do-it-yourself webinar service offering that allows organizations to effectively present online to a geographically diverse audience. GoToWebinar includes features such as full-service registration with real-time reports, customized branding, automated email templates, polling and survey capabilities, a dashboard to monitor attendance and participation, easy presenter controls, and VoIP and toll-based phone options. Nearly 20 million people attended at least one GoToWebinar event in 2015. In 2015, customers of GoToWebinar held more than three million online events, with more than 20 million people from over 180 countries.

•	GoToTraining is an online training service offering enabling individuals and enterprises to provide interactive training sessions to customers and employees in various locations. In 2015, GoToTraining enabled over 600,000 training sessions.

•	GoToMyPC is a leading remote access offering that provides fast, easy to use and secure access to a remote PC or Mac from any device.

•	GoToAssist is a cloud-based IT support solution for remote troubleshooting and fixing computers, mobile devices, applications, and other physical devices. The toolset is built specifically for IT managers, consultants, and managed service providers allowing them to easily and securely resolve customer issues. The integrated service desk enables teams to efficiently manage incidents, problems, or changes based on IT infrastructure library best practices. In 2015, GoToAssist enabled over 31 million remote support sessions.

•	GoToAssist Corporate is a comprehensive IT support service offering for contact centers and multi-agent support organizations. The tool monitors support agents and activity and seamlessly integrates with customer relationship management tools or other business applications. In 2015, more than 23 million support sessions were held over GoToAssist Corporate.

•	Grasshopper is a leading SaaS communications service that empowers entrepreneurs and small businesses to succeed by enabling them to sound more professional and stay connected. Users can get a toll and/or toll free number, a virtual PBX to route calls, call forwarding to mobile and/or landlines, and a mobile app for outbound dialing from their business number. As of June 30, 2016, Grasshopper had more than 105,000 small business customers who used the service offering for more than 310 million minutes in the past year.

•	OpenVoice is a simple-to-use, high-quality toll-free audio conferencing service that can be used to host standalone conference calls or integrated toll free services for the other service offerings of the GoTo Business. In 2015, OpenVoice supported more than 730 million minutes of standalone audio conferencing and more than 1.3 billion minutes of integrated toll-free conferencing across the GoToMeeting, GoToWebinar, and GoToTraining offerings.

Technology

The technology infrastructure of the GoTo Business is designed to provide an available and scalable cloud-based platform with industry-standard security measures. The GoTo Business utilizes industry leading hardware and software components to provide for and enable high reliability and security of its service offerings and to set the stage for scalable and efficient growth of its business in the future. Maintaining the integrity and security of its technology infrastructure is critical to the GoTo Business, and as such, it leverages industry-standard security and monitoring tools to ensure performance across its public and private clouds.

The GoTo Business offers its services across a variety of operating systems and through the Internet. It is dependent on the interoperability of its platform with third-party mobile devices, desktop and mobile operating systems, as well as web browsers. GoTo Business mobile technology supports iOS, Android, and Windows mobile native, backed by the same robust Real Time Communication as a Service platform that supports its desktop and browser-based applications.

Security is key to the success of the service offerings of the GoTo Business. The GoTo Business approach to security is based on long standing principles and proactive, standards-based implementation including the application of ISO 27000 series security controls, an internationally recognized standard for information security management.

Sales & Marketing

The GoTo Business seeks to drive demand in the marketplace through both targeted marketing efforts and direct and indirect sales efforts. The GoTo Business takes a multi-channel approach, allowing its customers to purchase its service offerings on its website or directly with a sales agent. Sales and marketing expenses of the GoTo Business were $201.1 million, $207.9 million and $219.1 million for the years ended December 31, 2015, 2014 and 2013, respectively, and $113.9 million and $97.5 million for the six months ended June 30, 2016 and 2015, respectively.

Sales

The direct sales efforts of the GoTo Business are primarily focused on two channels, e-commerce self-service on its website and inside sales supporting small, medium-sized and enterprise customers. The GoTo Business has built its inside sales team to win larger deal contracts as well as multi-offering sales. The GoTo Business currently has sales teams in the United States as well as Ireland, Germany, and Australia to focus on international sales.

Marketing

GetGo believes that its customers research and shop through a variety of channels, so it drives integrated marketing campaigns across channels; the GoTo Business aspires to give customers a great experience that works best for each organization and individual. The GoTo Business seeks to leverage both online and offline advertising channels to target prospective customers and key market segments. Its multi-channel marketing consists of online advertising, search engine optimization, social, display, and affiliate advertising as well as offline channels such as television and radio advertising. Over the past few years, the GoTo Business has increased the efficiency of its marketing efforts by implementing a test and iterate approach. Current marketing efforts consist of digital marketing, print, tradeshows, brand response television and audio tactics, free online web events, free trials, and building an engaged community of users who generate referrals for the GoTo Business.

Research and Development

Innovation is a key element of the culture of the GoTo Business and is critical to its success. GoTo Business research and development efforts are focused on designing and developing service offerings that delight its customers and drive tangible outcomes by leveraging a deep understanding of its customers’ needs and staying ahead of emerging technological trends. GoTo Business efforts have focused on identifying the areas where it believes it can make a unique contribution and where partnering with other leading technology companies will leverage its cost structure and maximize its customers’ experiences.

Research and development expenses of the GoTo Business were $90.9 million, $71.7 million and $62.9 million for the years ended December 31, 2015, 2014 and 2013, respectively, and $50.7 million and $42.9 million for the six months ended June 30, 2016 and 2015, respectively.

Intellectual Property

The protection of intellectual property, including trademarks (particularly those covering the names of the GoTo service offerings), patents, copyrights, and domain names is critical to the success of the GoTo Business. The GoTo Business protects its intellectual property rights by relying on federal, state and common law rights in the United States and internationally, as well as a variety of administrative procedures. The GoTo Business also relies on contractual restrictions to protect its proprietary rights in its service offerings. The GoTo Business has routinely entered into confidentiality and invention assignment agreements with its employees and contractors and nondisclosure agreements with parties with whom it conducts business to control access to and limit disclosure of its proprietary information.

The GoTo Business has pursued the registration of its trademarks and domain names in the United States and internationally. Additionally, the GoTo Business has filed U.S. and international patent applications covering certain aspects of its proprietary technology. Effective trademark, copyright, patent and domain name protection is international in scope, very expensive to maintain, may require litigation and may not be successful.

Customers

As of June 30, 2016, the GoTo Business had over 700,000 customers, representing more than 2.5 million paid users of its service offerings from over 190 countries. As of June 30, 2016, approximately 83% of these customers were located in the United States, 4% were located in Canada, 4% were located in the United Kingdom and 1% were located in Germany. The current customer base of the GoTo Business extends across various industry categories and enterprise sizes from a single user to Fortune 500 companies. The GoTo Business has a range of potential buyers for its services: IT executives and managers, support leaders, sales and marketing teams, entrepreneurs and small business owners. GoTo Business customers also span across a wide variety of industries including financial services, technology, healthcare, education, government, service industries, and telecom.

Customer Care

GetGo is passionate about its customers’ success and providing value to its customers through support and customer success programs. It understands that its service offerings are critical for many of its customers’ businesses. The GoTo Business experienced customer care team is focused on solving real-time inquiries as well as proactively engaging with its customers throughout their life cycle, with an emphasis on early life onboarding services, helping customers rapidly realize value from its service offerings, and helping them implement GoTo Business service offerings within their business environment. Human-assisted (phone and email) customer support is delivered 24x7 for all service offerings via support centers across the United States, Europe, and Australia. Support for the global customer base of the GoTo Business is offered in five languages: English, German, French, Spanish and Italian.

The GoTo Business has also built a scalable, always available, robust online and community support platform that provides its customers with valuable self-service and self-help tools harnessing the knowledge of its team and customer community. GetGo believes that an easy to use support platform rich with valuable content helps its customers quickly gain support and answers to their inquiries, and get back to focusing on their business in no time.

As part of its commitment to ensuring its customers’ success, the GoTo Business offers value-added services tailored to specific service offerings and customer segments. The GoTo Business provides training services for customers of all sizes. The GoTo Business provides proactive onboarding services, integration support, and lifecycle management based on customer segment.

Competition

The market in which the GoTo Business competes is evolving, and it expects to face additional competition in the future. GetGo believes that the key competitive factors in its market include:

•	service reliability and security;

•	ease of initial setup and use;

•	ease of overall use and the design of features to meet customer needs;

•	product features that support critical needs of specific industry verticals;

•	the ability to support multiple device types and operating systems;

•	cost of customer acquisition;

•	product and brand awareness;

•	the ability to reach large fragmented groups of users;

•	cost of service delivery; and

•	tiered pricing.

GetGo believes its portfolio of service offerings enables it to compete favorably in the marketplace. Across its service offerings, the GoTo Business competes against a host of products offered by a number of established technology players including Adobe, Google, Apple, Cisco, LMI and Microsoft, and its voice service offerings compete against services provided by telecom service providers such as Verizon, AT&T, Intercall, PGi, RingCentral, Vonage and BT. Additionally, the GoTo Business competes against a number of emerging and aggressive players such as Zoom, HighFive, TeamViewer, Blue Jeans, Intercall, PGi, Ring Central, Vonage and Splashtop. It also competes against a host of alternative technologies, such as VPN or cloud-based platforms, and on-premise support options.

Many of the GoTo Business actual and potential competitors enjoy greater name recognition, longer operating histories, more varied products and services and larger marketing budgets, as well as substantially greater financial, technical and other resources, than the GoTo Business. In addition, the GoTo Business may also face future competition from new market entrants.

Seasonality

GetGo believes that it does not experience meaningful seasonality. No individual quarter for the years ended December 31, 2015, 2014 or 2013 accounted for more than 27% of net revenues for that year.

Employees

As of June 30, 2016, the GoTo Business had approximately 1,789 employees globally, of whom approximately 1,228 employees were located in the United States. GetGo believes that its relationship with its employees is good. For a discussion of risks attendant to the ability of the GoTo Business to attract and retain employees, see “Risk Factors—LMI and the GoTo Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.”

Property and Facilities

The GoTo Business leases and subleases office space in (1) the Americas, which is comprised of the United States, Canada and Latin America and (2) EMEA, which is comprised of Europe, the Middle East and Africa. The following table presents the location and square footage of its leased office space as of June 30, 2016:

Square Footage
Americas	184,500
EMEA	61,500
Total	246,000

In addition, the GoTo Business owns approximately 160,000 square feet of office space in Santa Barbara, California.

GetGo believes that its existing facilities are adequate for its current needs. As additional space is needed in the future, GetGo believes that suitable space will be available in the required locations on commercially reasonable terms.

Legal Proceedings

From time to time, the GoTo Business is involved in claims and legal actions arising in the ordinary course of its business. In February 2006, ‘01 Communiqué, or ‘01, filed a patent infringement lawsuit against Citrix and Citrix Online, LLC in the United States District Court for the Northern District of Ohio, claiming that Citrix Online, a former subsidiary of Citrix of which the GoTo Business was a part, infringed a patent held by ‘01. In January 2016, an Ohio jury rendered a verdict in Citrix’s favor, finding that Citrix has not infringed ‘01’s patent. Post-trial motions are pending.

In March 2011, Richard Williamson, or Williamson, on behalf of and as trustee for At Home Bondholders Liquidating Trust, or At Home, filed a patent infringement suit against Citrix and others in Federal Court for the Central District of California. The suit alleges that Citrix’s GoTo service offerings infringe At Home’s patent. In February 2016, the Court granted summary judgment in Citrix’s favor, finding the asserted claims to lack patentable subject matter. In March 2016, Williamson initiated an appeal of this ruling.

Due to the nature of its business, GetGo is subject to patent infringement claims, including current suits against it or one or more of its wholly owned subsidiaries alleging infringement by various GoTo service offerings. GetGo believes that it has meritorious defenses to the allegations made in its pending cases and intends to vigorously defend these lawsuits; however, it is currently unable to determine the ultimate outcome of these or similar matters. In addition, GetGo is a defendant in various litigation matters generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcomes of these cases, GetGo believes that it is not reasonably possible that the ultimate outcomes will materially and adversely affect its business, financial position, results of operations or cash flows.

Regulatory

As a provider of certain telecommunications offerings, some of GetGo’s wholly owned subsidiaries are subject to regulation in the United States by the FCC and, for some of the offerings of the GoTo Business, by various states. At the federal level some of these regulatory obligations include contributing to the USF, Telecommunications Relay Service Fund and federal programs related to number administration. The Federal Government also has rules GetGo must follow regarding law enforcement access, protecting customer information, and porting phone numbers upon a valid customer request, among other things. Where regulated by the states, some of GetGo’s wholly owned subsidiaries may be subject to certain regulatory fees and other obligations. Specific regulations vary on a state-by-state basis but generally include the requirement for GetGo’s subsidiaries to register or seek certification to provide their services and in some cases to file and update tariffs setting forth the terms, conditions and prices for its intrastate services and to comply with various reporting, record-keeping and surcharge collection.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE GOTO BUSINESS

Please read the following discussion in conjunction with the audited GetGo combined financial statements and corresponding notes, and the unaudited GetGo combined condensed financial statements and corresponding notes included elsewhere in this proxy statement/prospectus-information statement. The audited combined financial statements are comprised of the GoTo family of service offerings of Citrix, which have historically been held at the Citrix corporate level, but are specifically identifiable and attributable to the GoTo Business. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

The GoTo Business is a leading provider of cloud-based service offerings that drive more productive, collaborative and efficient business interactions for its customers. The GoTo Business is focused on creating more human, more intelligent ways to connect at work. For nearly 20 years, the GoTo Business has been studying how people connect and as a result building highly effective communications solutions for people and businesses around the globe. The GoTo Business has a deep understanding of how people want to work and a powerful product portfolio with technology that is built for business, and designed for people.

The mission of the GoTo Business is to deepen human connections within the modern workforce—unleashing them to do amazing things. Specifically, the GoTo Business focuses on enabling companies, departments and individuals to achieve their most critical, quantifiable business outcomes. Built on its core audio, video and data capabilities, the service offerings of the GoTo Business power many of the most critical work activities that drive business success, including sales and relationship management, team collaboration and productivity, online marketing and customer education, employee training, and internal and external customer support. The GoTo Business does this by supporting small- and large-scale online and telephone interactions and enabling remote content sharing, and remote access to files. For the year ended December 31, 2015, the GoTo Business had over two million paid users across a wide range of industries, geographies and enterprise sizes. These users held nearly 69 million meetings and events with over 12 billion minutes of interaction in 2015. Given the collaborative nature of its service offerings, the GoTo Business engaged an audience far beyond its paid user base with over 30 million unique participants from over 180 countries.

The service offerings of the GoTo Business are delivered entirely as cloud-based SaaS solutions and include collaboration and engagement tools such as GoToMeeting and GoToWebinar, business voice solutions such as Grasshopper, and remote access and support tools such as GoToMyPC and GoToAssist. All service offerings are platform agnostic, working across all leading desktop and mobile platforms and devices. The GoTo Business is focused on building on the current success of its offerings to further provide end-to-end solutions with measurable results for users.

The GoTo Business generates revenue through subscriptions to its service offerings. The majority of its customer accounts subscribe to monthly contracts. For the years ended December 31, 2015, 2014 and 2013, the GoTo Business generated $629.4 million, $579.8 million, and $540.5 million in net revenues, respectively. For the same periods, GAAP operating margin was 16.9%, 17.4% and 17.5%, respectively, and non-GAAP operating margin was 24.0%, 23.7% and 23.8%, respectively. For the six months ended June 30, 2016 and 2015, the GoTo Business generated $335.9 million and $300.5 million in net revenues, respectively. For the same periods, GAAP operating margin was 5.9% and 18.3%, respectively, and non-GAAP operating margin was 18.1% and 23.5%, respectively. Non-GAAP operating margin is a non-GAAP financial measure. See “-Non-GAAP Financial Measure” for more information and a reconciliation of non-GAAP operating margin to GAAP operating margin, the most directly comparable financial measure calculated and presented in accordance with GAAP.

The Separation and Separation Costs

In July 2016, Citrix announced that it, along with GetGo and LMI had entered into definitive agreements with respect to a Reverse Morris Trust transaction. Subject to the terms and conditions of those agreements, (1) Citrix will transfer the GoTo Business to GetGo, (2) after which, Citrix will distribute to its stockholders all of the issued and outstanding shares of common stock of GetGo held by Citrix, and (3) immediately after such distribution, a wholly owned subsidiary of LMI will merge with and into GetGo, with GetGo as the surviving corporation.

On November 17, 2015, Citrix had previously announced its intent to separate its GoTo Business into an independent publicly-traded company. Beginning with the fourth quarter of 2015, Citrix incurred incremental costs to evaluate, plan and execute this separation. A portion of these separation costs were specifically identifiable to GetGo and have been attributed to it in their entirety, while other separation costs were allocated to GetGo based on its net revenues as a percentage of Citrix consolidated net revenues. These costs relate primarily to third-party advisory and consulting services, retention payments to certain employees, incremental stock-based compensation and other costs directly related to the separation. Costs other than those paid to employees are included within general and administrative expense in GetGo’s combined statements of income and are included within separation expense in its combined condensed statement of income.

As of June 30, 2016, Citrix estimates total separation costs through the close of the Separation will be approximately $120 to $130 million on a pre-tax basis. These estimates are based on currently known facts and may change materially as future operating decisions are made. These estimates do not include potential tax related charges or potential capital expenditures which may be incurred related to the proposed Transactions. These additional costs could be significant. For the six months ended June 30, 2016, Citrix incurred approximately $28.6 million related to separation costs, of which GetGo was allocated $11.6 million of the pre-tax charges and recorded within Separation expense in its combined condensed statements of income. For the year ended December 31, 2015, Citrix incurred approximately $6.4 million related to separation costs, of which GetGo was allocated $3.3 million of the pre-tax charges and recorded within General and administrative expense in its combined statements of income. Citrix expects to continue to incur additional separation costs in 2016 and 2017 until the Separation is completed.

Critical Accounting Polices and Estimates

GetGo prepares its combined financial statements in accordance with GAAP. In the preparation of these combined financial statements, GetGo is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, GetGo’s financial condition or operating results would be affected. Estimates are based on past experience and other assumptions that GetGo believes are reasonable under the circumstances, and these estimates are evaluated on an ongoing basis. The accounting policies described below are critical to understanding GetGo’s business, results of operations and financial condition because they involve more significant judgments and estimates used in the preparation of GetGo’s combined financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact GetGo’s combined financial statements. GetGo’s critical accounting policies have been reviewed with the Audit Committee of the Citrix Board of Directors. A summary of GetGo’s significant accounting policies is contained in Note 2 of the notes to the combined financial statements of GetGo. This listing is not intended to be a comprehensive list of all of GetGo’s accounting policies.

Basis of Presentation

The combined financial statements were prepared on a standalone basis derived from the consolidated financial statements and accounting records of Citrix. These statements reflect the historical results of operations, financial position and cash flows of GetGo in accordance with GAAP. The combined financial statements are presented as if GetGo had been carved out of Citrix for all periods presented. All significant intercompany transactions within GetGo have been eliminated. Immediately prior to the Distribution, all of the assets and liabilities presented are wholly owned by Citrix and are being transferred to GetGo at carry-over basis.

The combined financial statements include the accounts of GetGo. GetGo has no material equity method investments or variable interests. The account allocations of shared functions to GetGo are based on net revenues or another indicator specifically determined by management to identify the carve-out business’ proportion of the total allocated costs.

Corporate Allocations

These combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within Citrix. These support functions include, but are not limited to: (i) stock-based compensation; (ii) information technology; (iii) employee benefits and compensation; (iv) accounting, finance, various accounting processing functions, marketing, human resources, management, communications, tax, treasury, internal audit, facilities, compliance, and executive; (v) financing costs, which includes interest expense; and (vi) investor relations. These expenses have been allocated to GetGo on the basis of direct usage where identifiable, with the remainder allocated on the basis of net revenues, headcount, or other measures of GetGo and Citrix. Such allocations by Citrix are estimates, and also do not fully represent the costs of such services if performed on a standalone basis. Certain debt obligations of Citrix have not been included in GetGo’s balance sheet, because it is not a party to the obligation between Citrix and the debt holders. Financing costs related to such debt obligations have been allocated to GetGo based on the extent to which it benefited from Citrix’s corporate financing activities. For an additional discussion of expense allocations, see Note 11 of the notes to the combined financial statements of GetGo.

GetGo believes the assumptions underlying the carve-out financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by GetGo during the periods presented. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred by GetGo and may not reflect its results of operations, financial position and cash flows had GetGo been a standalone company during the periods presented. Actual costs that would have been incurred if GetGo had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, including information technology and infrastructure.

Revenue Recognition

GetGo derives revenues primarily from subscription fees related to its service offerings, which are purchased by customers, and are centrally hosted by GetGo. Net revenues for GetGo’s service agreements are recognized ratably over the subscription term and when all of the following criteria are met: persuasive evidence of the arrangement exists; the service has been provided and GetGo has no remaining obligations; the fee is fixed or determinable; and collectability is probable.

Subscription periods primarily range from one month to one year in duration, with a majority of subscriptions having a one month duration. GetGo’s software cannot be run on another entity’s hardware nor do customers have the right to take possession of the software and use it on their own or another entity’s hardware. In addition, net revenues may also include set-up fees, which are recognized ratably over the contract term or the expected customer life, whichever is longer.

GetGo’s services are considered hosted service arrangements per the authoritative guidance; accordingly, it follows the authoritative guidance when accounting for these service arrangements.

See Note 2 of the notes to the combined financial statements of GetGo for further information on revenue recognition.

Intangible Assets

GetGo has intangible assets which were primarily acquired in conjunction with business combinations. Intangible assets with finite lives are recorded at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally four to nine years, except for patents, which are amortized over the lesser of their remaining life or ten years.

GetGo monitors its intangible assets for indicators of impairment. If GetGo determines that an impairment has occurred, it will write-down the intangible asset to its fair value. For certain intangible assets where the unamortized balances exceeded the undiscounted future net cash flows, GetGo measures the amount of the impairment by calculating the amount by which the carrying values exceed the estimated fair values, which are based on projected discounted future net cash flows. Key assumptions used in the valuation include forecasts of revenues and expenses over an extended period of time, customer retention rates, tax rates, and estimated costs of debt and equity capital to discount the projected cash flows. Certain of these assumptions involve significant judgment, are based on GetGo’s estimate of current and forecasted market conditions and are sensitive and susceptible to change, therefore, could result in amounts becoming impaired.

Goodwill

The excess of the fair value of purchase price over the fair values of the identifiable assets and liabilities from GetGo’s acquisitions is recorded as goodwill. At June 30, 2016 and December 31, 2015, GetGo had $368.8 million and $367.8 million in goodwill related to its acquisitions, respectively. The goodwill recorded in relation to these acquisitions is not deductible for tax purposes.

GetGo accounts for goodwill in accordance with authoritative guidance from the Financial Accounting Standards Board which requires that goodwill and certain intangible assets are not amortized, but are subject to an annual impairment test. GetGo completes goodwill and certain intangible assets impairment test on an annual basis, during the fourth quarter of the fiscal year, or more frequently, if changes in facts and circumstances indicate that an impairment in the value of goodwill and certain intangible assets recorded on its balance sheet may exist. As of June 30, 2016 and December 31, 2015, the fair value of GetGo as a whole exceeds the carrying amount of GetGo. Through June 30, 2016, no impairments have occurred.

Income Taxes

GetGo is required to estimate the income taxes in each of the jurisdictions in which it operates as part of the process of preparing the combined financial statements. At June 30, 2016 and December 31, 2015, GetGo had approximately $14.3 million and $8.8 million, respectively, in net deferred tax assets. The authoritative guidance requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. GetGo reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income and gains from investments, as well as tax planning strategies in assessing the need for a valuation allowance. At June 30, 2016 and December 31, 2015, GetGo determined no valuation allowance on its deferred tax assets was necessary. If the estimates and assumptions used in GetGo’s determination change in the future, it could be required to revise the estimates of the valuation allowances against its deferred tax assets and adjust its provisions.

In the ordinary course of global business, there are transactions for which the ultimate tax outcome is uncertain, thus judgment is required in determining the worldwide provision for income taxes. GetGo provides for income taxes on transactions based on its estimate of the probable liability. GetGo adjusts the provision as appropriate for changes that impact its underlying judgments. Changes that impact provision estimates include such items as jurisdictional interpretations on tax filing positions based on the results of tax audits and general tax authority rulings. Due to the evolving nature of tax rules combined with the jurisdictions in which GetGo operates, it is possible that its estimates of tax liability and the realizability of its deferred tax assets could change in the future, which may result in additional tax liabilities and adversely affect GetGo’s results of operations, financial condition and cash flows.

Summary of Results for the Year Ended December 31, 2015

For the year ended December 31, 2015 compared to the year ended December 31, 2014, the GoTo Business delivered the following financial performance:

•	net revenues increased 8.6% to $629.4 million;

•	gross margin as a percent of net revenues decreased 0.7% to 77.3%;

•	operating income increased 5.8% to $106.6 million; and

•	net income increased 12.2% to $71.0 million.

The increase in net revenues was primarily driven by increased sales of GoToMeeting and GoToWebinar and the Grasshopper Acquisition. The decrease in 2015 in gross margin was not significant. The increase in operating income when comparing the year ended December 31, 2015 to the year ended December 31, 2014 was primarily due to an increase in net revenues.

Grasshopper Acquisition

On May 18, 2015, Citrix acquired all of the membership interests of Grasshopper, a leading provider of cloud-based phone solutions for small businesses, which is referred to as the Grasshopper Acquisition. With the Grasshopper Acquisition, Citrix planned to expand its breadth of communication and collaboration solutions for small businesses. Grasshopper became part of Citrix’s Mobility Apps business, and will be included with the GoTo Business in the Separation. Total cash consideration for the Grasshopper Acquisition was approximately $161.5 million, net of $3.6 million cash acquired. In addition, in connection with the Grasshopper Acquisition, Citrix assumed non-vested stock units which were converted into the right to receive, in the aggregate, up to 105,765 shares of Citrix common stock, for which the vesting period began upon the closing of the Grasshopper Acquisition.

Results of Operations for the Years Ended December 31, 2015, 2014 and 2013

The following table provides a summary of the combined operating results of the GoTo Business for the years ended December 31, 2015, 2014 and 2013 (in thousands, other than percentages):

	Year Ended December 31,			2015 Compared to 2014	2014 Compared to 2013
	2015	2014	2013
Net revenues	$629,440	$579,792	$540,491	8.6%	7.3%
Cost of net revenues:
Cost of net revenues	138,637	123,401	106,644	12.3	15.7
Amortization of product related intangible assets	3,953	4,235	4,369	(6.7)	(3.1)

Total cost of net revenues	142,590	127,636	111,013	11.7	15.0

Gross margin	486,850	452,156	429,478	7.7	5.3

Operating expenses:
Research and development	90,882	71,732	62,938	26.7	14.0
Sales, marketing and services	201,112	207,903	219,075	(3.3)	(5.1)
General and administrative	75,277	61,438	48,907	22.5	25.6
Amortization of other intangible assets	11,254	3,994	4,039	181.8	(1.1)
Restructuring	1,750	6,332	—	(72.4)	*

Total operating expenses	380,275	351,399	334,959	8.2	4.9

Income from operations	106,575	100,757	94,519	5.8	6.6
Interest expense	8,484	5,194	—	63.3	*
Other (expense) income, net	(389)	847	(209)	(145.9)	*

Income before income taxes	97,702	96,410	94,310	1.3	2.2
Income tax expense	26,658	33,106	32,107	(19.5)	3.1

Net income	$71,044	$63,304	$62,203	12.2	1.8

*	not meaningful

Net Revenues

	Year Ended December 31,			2015 Compared to 2014	2014 Compared to 2013
	2015	2014	2013
	(In thousands)
Net revenues	$629,440	$579,792	$540,491	$49,648	$39,301

GetGo’s net revenues, which are recognized ratably over the subscription term, primarily consist of fees related to the following service offerings: GoToMeeting, GoToTraining, GoToWebinar, Grasshopper, OpenVoice, GoToAssist, and GoToMyPC.

Net revenues increased during 2015 compared to 2014 primarily due to increased sales of $49.6 million, led by the Grasshopper Acquisition with $21.3 million in sales and an increase in sales to new and existing customers of GoToMeeting. Net revenues increased during 2014 when compared to 2013 primarily due to increased sales to new and existing customers of $39.3 million, led by GoToMeeting and OpenVoice.

International Net Revenues

International net revenues (sales outside the United States) accounted for approximately 23.0%, 21.0% and 20.1% of GetGo’s net revenues for the years ended December 31, 2015, 2014 and 2013, respectively. For detailed information on international net revenues, see Note 10 of the notes to the combined financial statements of GetGo for the year ended December 31, 2015.

Cost of Net Revenues

	Year Ended December 31,			2015 Compared to 2014	2014 Compared to 2013
	2015	2014	2013
	(In thousands)
Cost of net revenues	$138,637	$123,401	$106,644	$15,236	$16,757
Amortization of product related intangibles	3,953	4,235	4,369	(282)	(134)

Total costs of net revenues	$142,590	$127,636	$111,013	$14,954	$16,623

Costs of net revenues consists primarily of compensation and other personnel-related costs to support the voice and video offerings in the GoTo Business. The costs related to hosting GetGo’s service offerings and supporting customers are dependent on the number of customers who subscribe to the service offerings and the complexity and redundancy of the service offerings and hosting infrastructure. Also included in cost of net revenues is amortization of product related intangible assets, which remained relatively unchanged for all periods presented.

Total costs of net revenues increased during 2015 compared to 2014 by $15.0 million primarily due to the cost for infrastructure to support the voice and video offerings in the GoToMeeting and GoToWebinar service offerings, and due to the Grasshopper Acquisition. Total costs of net revenues increased during 2014 compared to 2013 by $16.6 million primarily due to the cost for infrastructure to support the voice and video offerings in GoToMeeting, OpenVoice and GoToWebinar.

Gross Margin

Gross margin as a percent of net revenues was 77.3%, 78.0% and 79.5% for the years ended December 31, 2015, 2014 and 2013, respectively. The decrease in gross margin as a percentage of net revenues was not significant.

Operating Expenses

Research and Development Expenses

	Year Ended December 31,			2015 Compared to 2014	2014 Compared to 2013
	2015	2014	2013
	(In thousands)
Research and development	$90,882	$71,732	$62,938	$19,150	$8,794

Research and development expenses consisted primarily of personnel related costs and facility and equipment costs directly related to GetGo’s research and development activities. GetGo expensed substantially all development costs included in the research and development of its service offerings.

Research and development expenses increased during 2015 as compared to 2014 primarily due to an increase in compensation and employee-related costs of $17.9 million primarily related to a net increase in headcount primarily driven by the Grasshopper Acquisition and continued investment in GetGo’s product development.

Research and development expenses increased during 2014 as compared to 2013 primarily due to an increase of $9.7 million in compensation, including employee-related costs, primarily related to increased headcount from strategic hiring. This increase was partially offset by a $1.0 million decrease in miscellaneous expenses resulting from restructuring activities.

Sales, Marketing and Services Expenses

	Year Ended December 31,			2015 Compared to 2014	2014 Compared to 2013
	2015	2014	2013
	(In thousands)
Sales, marketing and services	$201,112	$207,903	$219,075	$(6,791)	$(11,172)

Sales, marketing and services expenses consisted primarily of personnel related costs, including sales commissions, pre-sales support, the costs of marketing programs aimed at increasing net revenues, such as brand development, advertising, public relations and other market development programs and costs related to GetGo’s facilities, equipment and information systems that are related to GetGo’s sales, marketing and services activities.

Sales, marketing and services expenses decreased during 2015 compared to 2014 primarily due to a decrease in costs of marketing programs related to lower costs incurred for various marketing campaigns of $8.4 million and a decrease in sales commissions of $2.4 million, offset by an increase in professional fees driven by fees incurred in 2015 in connection with the operational and strategic reviews of the business of $2.6 million.

Sales, marketing and services expenses decreased during 2014 compared to 2013 primarily due to an overall decrease of $4.8 million in compensation and employee-related costs as a result of restructuring initiatives and a decrease of $4.2 million in costs of marketing programs related to lower costs incurred for various marketing campaigns.

General and Administrative Expenses

	Year Ended December 31,			2015 Compared to 2014	2014 Compared to 2013
	2015	2014	2013
	(In thousands)
General and administrative	$75,277	$61,438	$48,907	$13,839	$12,531

General and administrative expenses consisted primarily of personnel related costs and expenses related to outside consultants assisting with information systems, as well as accounting and legal fees.

General and administrative expenses increased during 2015 compared to 2014 primarily due to a $10.1 million increase in professional fees driven by fees incurred in 2015 in connection with the operational and strategic review of the business and the planned separation and a $5.2 million increase in costs related to facilities and information systems. Offsetting these increases is the fact that 2014 includes allocated costs of $2.1 million related to the closure of a patent lawsuit with SSL Services, LLC. See Note 9 of the notes to the combined financial statements of GetGo for additional information on legal matters.

General and administrative expenses increased during 2014 compared to 2013 primarily due to a $7.4 million increase in professional fees primarily related to projects to support business growth, a $2.8 million increase in compensation and employee related costs due to additional hiring of personnel in order to support business growth, and a $2.0 million increase in legal settlement charges due to the settlement of the lawsuit with SSL Services, LLC.

Amortization of Other Intangible Assets

	Year Ended December 31,			2015 Compared to 2014	2014 Compared to 2013
	2015	2014	2013
	(In thousands)
Amortization of other intangible assets	$11,254	$3,994	$4,039	$7,260	$(45)

Amortization of other intangible assets consists of amortization of customer relationships, trade names and covenants not to compete primarily related to GetGo’s acquisitions.

The increase in amortization of other intangible assets when comparing 2015 to 2014 was primarily due to the Grasshopper Acquisition.

Amortization of other intangible assets when comparing 2014 to 2013 was relatively unchanged.

As of December 31, 2015, GetGo had unamortized other identified intangible assets with estimable useful lives in the net amount of $71.7 million. For more information regarding GetGo’s acquisitions, see Note 3 of the notes to the combined financial statements of GetGo.

Restructuring Expenses

	Year Ended December 31,			2015 Compared to 2014	2014 Compared to 2013
	2015	2014	2013
	(In thousands)
Restructuring	$1,750	$6,332	$—	$(4,582)	$6,332

In March 2014, Citrix implemented a restructuring program, referred to as the 2014 Restructuring Program, which included the reduction of Citrix’s headcount by approximately 325 full-time positions, 74 of which were related to GetGo. The charges GetGo incurred were primarily related to severance and other costs directly related to the reduction of workforce. The activities under the 2014 Restructuring Program were substantially completed as of the three months ended March 31, 2015.

In 2015, Citrix implemented two restructuring programs, referred to as the 2015 Restructuring Program and the 2015 Other Restructuring Program, which included the reduction of Citrix’s headcount by approximately 1,400 full-time positions, 27 of which were related to GetGo. The charges GetGo incurred were primarily related to employee severance, outplacement, professional service fees, and facility closing costs. The majority of the activities related to the 2015 Restructuring Program were substantially completed by the end of 2015, and the majority of the activities related to the 2015 Other Restructuring Program were substantially completed as of the end of the first quarter of 2016.

For more information on the 2015 Restructuring Program, the 2015 Other Restructuring Program and the 2014 Restructuring Program, see Note 13 of the notes to the combined financial statements of GetGo.

Interest Expense

	Year Ended December 31,			2015 Compared to 2014	2014 Compared to 2013
	2015	2014	2013
	(In thousands)
Interest expense	$8,484	$5,194	$—	$3,290	$5,194

Interest expense consists primarily of interest which has been allocated to GetGo to the extent it received benefit from Citrix’s corporate convertible senior notes and credit facility. The increase in expense was primarily due to interest expense associated with the issuance of Citrix’s convertible senior notes entered into April 2014 and the related debt incurred as part of Citrix’s corporate financing activities.

Other (Expense) Income, Net

	Year Ended December 31,			2015 Compared to 2014	2014 Compared to 2013
	2015	2014	2013
	(In thousands)
Other (expense) income, net	$(389)	$847	$(209)	$(1,236)	$1,056

Other (expense) income, net is primarily comprised of re-measurement of foreign currency transaction gains (losses). Gains and losses were due primarily to re-measurement of foreign currency transactions.

Income Taxes

As of December 31, 2015, GetGo’s net unrecognized tax benefits totaled approximately $5.5 million as compared to $6.0 million as of December 31, 2014. All amounts included in this balance affect the annual effective tax rate. Amounts accrued for the payment of interest and penalties as of December 31, 2015 were immaterial.

GetGo is included in the income tax returns filed by Citrix in the United States, and in multiple state and foreign jurisdictions where it has operations. With few exceptions, Citrix is no longer subject to U.S. federal, state and local, or non-U.S., income tax examinations by tax authorities for years prior to 2012.

During the quarter ended June 30, 2015, the IRS concluded its field examination of the 2011 and 2012 Citrix tax filings and issued proposed adjustments primarily related to transfer pricing and the research and development tax credit. In June 2015, Citrix finalized its tax deficiency calculations and formally closed the audit with the IRS for the 2011 and 2012 tax years. As a result, GetGo recognized an allocated net tax benefit of $1.6 million during the second quarter of 2015 related to the settlement.

In the ordinary course of global business, there are transactions for which the ultimate tax outcome is uncertain and judgment is required in determining the worldwide provision for income taxes. GetGo provides for income taxes on transactions based on its estimate of the probable liability. GetGo adjusts the provision as appropriate for changes that impact its underlying judgments.

GetGo is required to estimate income taxes in each of the jurisdictions in which it operates as part of the process of preparing the combined financial statements. At December 31, 2015, GetGo had approximately $8.8 million in net deferred tax assets. The authoritative guidance requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2015, GetGo determined that its allocated deferred tax assets would more likely than not be realized based on GetGo’s stand alone tax profile.

GetGo maintains certain strategic management and operational activities in overseas subsidiaries and its foreign earnings are taxed at rates that are generally lower than in the United States. GetGo does not expect to remit earnings from foreign operations.

Income taxes, which include federal, state, and foreign taxes were 27.3%, 34.3%, and 34.0% of earnings before income taxes in the years ended December 31, 2015, 2014, and 2013, respectively. The decrease in the effective tax rate when comparing the year ended December 31, 2015 to the year ended December 31, 2014 was due to a change in the combination of income between GetGo’s U.S. and foreign operations and an allocated tax benefit for the closing of the 2011 and 2012 IRS exam in 2015 as compared to an allocated tax expense for the closing of the 2009 and 2010 IRS exam in 2014.

GetGo’s effective tax rate generally differs from the U.S. federal statutory rate of 35% due primarily to federal incentives including the research and development tax credit and the domestic production activities deduction available for certain software activities. GetGo’s effective tax rate is also impacted by earnings generated by foreign operations and taxed at rates that vary from the United States’ federal statutory rate.

The federal research and development tax credit expired on December 31, 2013. On December 19, 2014, the Tax Increase Prevention Act of 2014 was signed into law. Under this act, the federal research and development tax credit was retroactively extended for amounts paid or incurred after December 31, 2013 and before January 1, 2015. The effects of these changes in the tax law result in net tax benefits of approximately $4.1 million, which were recognized in the fourth quarter of 2014, the quarter in which the law was enacted. The Protecting Americans from Tax Hikes Act of 2015 was signed into law on December 18, 2015, permanently extending the research credit under Section 41 for amounts paid or incurred after December 31, 2014. Accordingly, GetGo recognized $3.5 million of federal research and development tax credit in the fourth quarter of 2015.

Liquidity and Capital Resources for the Years Ended December 31, 2015, 2014 and 2013

The following table summarizes the cash available as of December 31, 2015 and 2014:

	As of December 31,		2015 Compared to 2014
	2015	2014
	(In thousands)
Cash	$55,414	$34,934	$20,480

Historically, Citrix has provided capital, cash management, and other treasury services to the GoTo Business. Citrix will continue to provide these services to GetGo until the Separation is consummated. Only cash amounts specifically attributable to the GoTo Business are reflected in the combined financial statements. Transfers of cash, both to and from Citrix’s centralized cash management system are reflected as a component of Citrix’s investment in GetGo’s combined financial statements.

GetGo’s future capital requirements will depend on many factors including customer retention and expansion, the timing and extent of spending to support product development efforts, the expansion of sales, marketing and services, ongoing investments in acquisitions, hosting infrastructure and facilities. In the future, GetGo may enter into arrangements to acquire or invest in complementary businesses, services and technologies and intellectual property rights. GetGo may be required to seek additional equity or debt financing in order to meet these future capital requirements. In the event that additional financing is required from outside sources, GetGo may not be able to raise it on terms acceptable to it or at all. If GetGo is unable to raise additional capital when desired, its business, operating results and financial condition would be adversely affected. GetGo believes that its existing cash as of December 31, 2015, together with expected cash flows from operations, will be sufficient to meet GetGo’s anticipated cash requirements for at least the next 12 months.

Accounts Receivable, Net

	As of December 31,		2015 Compared to 2014
	2015	2014
	(In thousands)
Accounts receivable	$45,940	$47,419	$(1,479)
Doubtful accounts and sales allowances	(794)	(1,018)	224

Accounts receivable, net	$45,146	$46,401	$(1,255)

The decrease in accounts receivable at December 31, 2015 compared to December 31, 2014 was primarily due to collections from GetGo’s competitive local exchange carrier services. The activity in doubtful accounts and sales allowances was comprised primarily of $1.3 million of provisions for sales allowances partially offset by $1.5 million in credits issued during 2015.

From time to time, GetGo could maintain individually significant accounts receivable balances from its customers, which are comprised of small and medium-sized businesses, and large enterprises. If the financial condition of GetGo’s customers deteriorates, its operating results could be adversely affected. At December 31, 2015 and December 31, 2014, there was no individual customer that accounted for over 10% of total accounts receivable.

Cash Flows

	Year Ended December 31,			2015 Compared to 2014	2014 Compared to 2013
	2015	2014	2013
	(In thousands)
Net cash provided by (used in):
Operating activities	$178,768	$139,147	$133,227	$39,621	$5,920
Investing activities	(225,282)	(42,123)	(61,272)	(183,159)	19,149
Financing activities	70,892	(113,660)	(70,869)	184,552	(42,791)

Operating, Investing and Financing Activities

During 2015, GetGo generated operating cash flows of $178.8 million. These operating cash flows related primarily to net income of $71.0 million, adjusted for, among other things, non-cash charges, including depreciation and amortization of $66.4 million and an aggregate increase in operating assets and liabilities of $5.8 million, net of effects of acquisitions. Also contributing to these cash inflows was stock-based compensation expense of $24.3 million. GetGo’s investing activities used $225.3 million of cash consisting primarily of cash paid for acquisitions of $161.6 million and cash paid for the purchase of property and equipment of $62.9 million. GetGo’s financing activities generated cash of $70.9 million primarily due to the cash flow impact of its transactions with Citrix. This financing cash inflow was partially offset by payment on debt assumed from the Grasshopper Acquisition.

During 2014, GetGo generated operating cash flows of $139.1 million. These operating cash flows related primarily to net income of $63.3 million, adjusted for, among other things, non-cash charges, including depreciation and amortization of $54.6 million and an aggregate decrease in operating assets and liabilities of $7.7 million. Also contributing to these cash inflows was stock-based compensation expense of $19.9 million. GetGo’s investing activities used $42.1 million of cash consisting primarily of cash paid for the purchase of property and equipment of $40.9 million. GetGo’s financing activities used cash of $113.7 million primarily due to the cash flow impact of its transactions with Citrix.

During 2013, GetGo generated operating cash flows of $133.2 million. These operating cash flows related primarily to net income of $62.2 million, adjusted for, among other things, non-cash charges, including depreciation and amortization of $51.1 million and an aggregate increase in operating assets and liabilities of $0.6 million. Also contributing to these cash inflows was stock-based compensation expense of $25.9 million. GetGo’s investing activities used $61.3 million of cash consisting primarily of cash paid for the purchase of property and equipment of $61.1 million. GetGo’s financing activities used cash of $70.9 million primarily due to the cash flow impact of its transactions with Citrix.

Summary of Results for the Six Months Ended June 30, 2016 and 2015

For the six months ended June 30, 2016 compared to the six months ended June 30, 2015, the GoTo Business delivered the following financial performance:

•	net revenues increased 11.8% to $335.9 million;

•	gross margin as a percent of net revenues decreased 1.4% to 76.0%;

•	operating income decreased 64.3% to $19.7 million; and

•	net income decreased 67.9% to $11.0 million.

The increase in net revenues was primarily driven by increased sales of GoToMeeting of $21.3 million and sales relating to the Grasshopper Acquisition of $17.4 million. The decrease in gross margin as a percentage of revenue during the six months ended June 30, 2016 compared to the six months ended June 30, 2015 was due to a change in the product mix resulting from the Grasshopper Acquisition. The decrease in operating income when comparing the six months ended June 30, 2016 to the six months ended June 30, 2015 was primarily due to an increase in operating expenses, an increase in separation costs incurred in conjunction with the planned separation of the GoTo Business and an increase in intangible asset amortization as a result of the Grasshopper Acquisition, partially offset by an increase in gross margin.

Results of Operations for the Six Months Ended June 30, 2016 and 2015

The following table provides a summary of the unaudited combined condensed operating results of the GoTo Business for the six months ended June 30, 2016 and 2015 (in thousands, other than percentages):

	Six Months Ended June 30,		Change
	2016	2015
Net revenues	$335,898	$300,523	11.8%
Cost of net revenues:
Cost of net revenues	78,023	66,593	17.2
Amortization of product related intangible assets	2,582	1,353	90.8

Total cost of net revenues	80,605	67,946	18.6

Gross margin	255,293	232,577	9.8

Operating expenses:
Research and development	50,732	42,945	18.1
Sales, marketing and services	113,936	97,495	16.9
General and administrative	51,261	33,151	54.6
Amortization of other intangible assets	7,138	3,377	111.4
Restructuring	945	609	55.2
Separation	11,626	—	*

Total operating expenses	235,638	177,577	32.7

Income from operations	19,655	55,000	(64.3)
Interest expense	4,497	4,261	5.5
Other income (expense), net	118	(2,727)	(104.3)

Income before income taxes	15,276	48,012	(68.2)
Income tax expense	4,305	13,872	(69.0)

Net income	$10,971	$34,140	(67.9)

*	not meaningful

Net Revenues

	Six Months Ended June 30,		Change
	2016	2015
	(In thousands)
Net revenues	$335,898	$300,523	$35,375

Net revenues increased for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 primarily due to increased sales of GoToMeeting of $21.3 million and increased sales relating to the Grasshopper Acquisition of $17.4 million.

International Net Revenues

International net revenues (sales outside the United States) accounted for approximately 18.2% for the six months ended June 30, 2016 and 19.6% for the six months ended June 30, 2015. For detailed information on international net revenues, see Note 8 of the notes to the combined condensed financial statements for the six months ended June 30, 2016.

Cost of Net Revenues

	Six Months Ended June 30,		Change
	2016	2015
	(In thousands)
Cost of net revenues	$78,023	$66,593	$11,430
Amortization of product related intangibles	2,582	1,353	1,229

Total costs of net revenues	$80,605	$67,946	$12,659

Costs of net revenues increased for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 by $11.4 million primarily due to the Grasshopper Acquisition of $5.9 million and an increase in sales and the respective increase in costs for compensation, other personnel-related and infrastructure to support the voice and video offerings in the GoToMeeting and GoToWebinar service offerings of $5.4 million.

Amortization of product-related intangible assets increased when comparing the six months ended June 30, 2016 to the six months ended June 30, 2015 primarily due to the Grasshopper Acquisition.

Gross Margin

Gross margin as a percent of net revenues was 76.0% for the six months ended June 30, 2016 and 77.4% for the six months ended June 30, 2015. The decrease in gross margin as a percentage of net revenues when comparing the six months ended June 30, 2016 to June 30, 2015 was primarily due to a change in the product mix as a result of the Grasshopper Acquisition.

Operating Expenses

Research and Development Expenses

	Six Months Ended June 30,		Change
	2016	2015
	(In thousands)
Research and development	$50,732	$42,945	$7,787

Research and development expenses increased during the six months ended June 30, 2016 compared to the six months ended June 30, 2015 primarily due to an increase in facility and equipment costs of $3.8 million. Also contributing to the increase in Research and development expenses when comparing the six months ended June 30, 2016 to the six months ended June 30, 2015 is an increase in compensation costs of $3.2 million, primarily related to an increase in headcount driven by the Grasshopper acquisition of $1.9 million and continued investment in GetGo’s product development of $1.3 million.

Sales, Marketing and Services Expenses

	Six Months Ended June 30,		Change
	2016	2015
	(In thousands)
Sales, marketing and services	$113,936	$97,495	$16,441

Sales, marketing and services expenses increased during the six months ended June 30, 2016 compared to the six months ended June 30, 2015 primarily due to an increase in marketing program costs related to various marketing campaigns and events of $9.1 million primarily as a result of the Grasshopper Acquisition and an increase in professional fees incurred to support business growth of $3.9 million.

General and Administrative Expenses

	Six Months Ended June 30,		Change
	2016	2015
	(In thousands)
General and administrative	$51,261	$33,151	$18,110

General and administrative expenses increased during the six months ended June 30, 2016 compared to the six months ended June 30, 2015 primarily due to an increase in compensation and other employee-related costs of $8.3 million due to an increase in headcount in preparation for the planned separation and an increase in stock-based compensation of $5.3 million. Also contributing to the increase is a charge of $3.9 million related to accelerated depreciation on certain assets resulting from a change in useful life.

Amortization of Other Intangible Assets

	Six Months Ended June 30,		Change
	2016	2015
	(In thousands)
Amortization of other intangible assets	$7,138	$3,377	$3,761

The increase in amortization of other intangible assets when comparing the six months ended June 30, 2016 to the six months ended June 30, 2015 was primarily due to the Grasshopper Acquisition.

Restructuring Expenses

	Six Months Ended June 30,		Change
	2016	2015
	(In thousands)
Restructuring	$945	$609	$336

In March 2014, Citrix implemented the 2014 Restructuring Program, which included the reduction of Citrix’s headcount by approximately 325 full-time positions, 74 of which were related to the GoTo Business. The charges GetGo incurred were primarily related to severance and other costs directly related to the reduction of workforce. The activities under the 2014 Restructuring Program were substantially completed as of the three months ended March 31, 2015.

In 2015, Citrix implemented the 2015 Restructuring Program and the 2015 Other Restructuring Program, which included the reduction of Citrix’s headcount by approximately 1,400 full-time positions, 27 of which were related to the GoTo Business. The charges GetGo incurred were primarily related to employee severance, outplacement, professional service fees, and facility closing costs. The majority of the activities related to the 2015 Restructuring Program were substantially completed by the end of 2015, and Citrix substantially completed the activities related to the 2015 Other Restructuring Program during the first quarter of fiscal year 2016.

For more information on the 2015 Restructuring Program, the 2015 Other Restructuring Program and the 2014 Restructuring Programs, see Note 11 of the notes to the combined condensed financial statements of GetGo.

Interest Expense

	Six Months Ended June 30,		Change
	2016	2015
	(In thousands)
Interest expense	$4,497	$4,261	$236

The expense was primarily due to interest expense associated with the issuance of Citrix’s convertible senior notes entered into April 2014 and the related debt incurred as part of Citrix’s corporate financing activities.

Other Income (Expense), Net

	Six Months Ended June 30,		Change
	2016	2015
	(In thousands)
Other income (expense), net	$118	$(2,727)	$2,845

Gains and losses were due primarily to re-measurement of foreign currency transactions as a result of foreign currency volatility in 2015.

Income Taxes

For the six months ended June 30, 2016, GetGo’s effective tax rate was approximately 28.2% as compared to 28.9% in the prior year comparative period. The June 30, 2016 effective tax rate was favorably impacted by the inclusion of a tax benefit for the federal Research and Development tax credit permanently extended with the enactment of the Protecting Americans from Tax Hikes (“PATH”) Act in the fiscal fourth quarter of 2015. The June 30, 2015 tax rate was favorably impacted by the inclusion of a benefit from the settlement of an IRS audit during the quarter ending June 30, 2015.

Liquidity and Capital Resources for the Six Months Ended June 30, 2016 and 2015

The following table summarizes cash available as of June 30, 2016 and December 31, 2015:

	As of		Change
	June 30, 2016	December 31, 2015
	(In thousands)
Cash	$63,955	$55,414	$8,541

Historically, Citrix has provided capital, cash management, and other treasury services to the GoTo Business. Citrix will continue to provide these services to GetGo until the Separation is consummated. Only cash amounts specifically attributable to the GoTo Business are reflected in the combined condensed financial statements. Transfers of cash, both to and from Citrix’s centralized cash management system are reflected as a component of Citrix’s investment in GetGo’s combined condensed financial statements.

GetGo’s future capital requirements will depend on many factors including customer retention and expansion, the timing and extent of spending to support product development efforts, the expansion of sales, marketing and services, ongoing investments in acquisitions, hosting infrastructure and facilities. In the future, GetGo may enter into arrangements to acquire or invest in complementary businesses, services and technologies and intellectual property rights. GetGo may be required to seek additional equity or debt financing in order to meet these future capital requirements. In the event that additional financing is required from outside sources, GetGo may not be able to raise it on terms acceptable to GetGo or at all. If GetGo is unable to raise additional capital when desired, its business, operating results and financial condition would be adversely affected. GetGo believes that its existing cash as of June 30, 2016, together with expected cash flows from operations, will be sufficient to meet its anticipated cash requirements for at least the next 12 months.

Accounts Receivable, Net

	As of		Change
	June 30, 2016	December 31, 2015
	(In thousands)
Accounts receivable	$43,859	$45,940	$(2,081)
Doubtful accounts and sales allowances	(787)	(794)	7

Accounts receivable, net	$43,072	$45,146	$(2,074)

The decrease in accounts receivable when comparing June 30, 2016 to December 31, 2015 was primarily due to collections from GetGo’s competitive local exchange carrier services.

From time to time, GetGo could maintain individually significant accounts receivable balances from its customers, which are comprised of small and medium-sized businesses, and large enterprises. If the financial condition of GetGo’s customers deteriorates, its operating results could be adversely affected. At June 30, 2016 and December 31, 2015, there was no individual customer that accounted for over 10% of total accounts receivable.

Cash Flows

	Six Months Ended June 30,		Change
	2016	2015
	(In thousands)
Net cash provided by (used in):
Operating activities	$72,017	$88,931	$(16,914)
Investing activities	$(28,196)	$(194,465)	$166,269
Financing activities	$(31,147)	$123,833	$(154,980)

Operating, Investing and Financing Activities

During the six months ended June 30, 2016, GetGo generated operating cash flows of $72.0 million. These operating cash flows related primarily to net income of $11.0 million, adjusted for, among other things, non-cash charges, including depreciation and amortization of $41.5 million, stock-based compensation expense of $18.3 million, and an aggregate decrease in operating assets and liabilities of $0.2 million, net of effects of acquisitions. GetGo’s investing activities used $28.2 million of cash consisting primarily of cash paid for the purchase of property and equipment of $27.9 million. GetGo’s financing activities used cash of $31.1 million primarily due to the cash flow impact of its transactions with Citrix.

During the six months ended June 30, 2015, GetGo generated operating cash flows of $88.9 million. These operating cash flows related primarily to net income of $34.1 million, adjusted for, among other things, non-cash charges, including depreciation and amortization of $29.0 million, stock-based compensation expense of $10.3 million, and an aggregate increase in operating assets and liabilities of $5.4 million. GetGo’s investing activities used $194.5 million of cash consisting primarily of cash paid for the Grasshopper Acquisition of $161.8 million and cash paid for the purchase of property and equipment of $32.3 million. GetGo’s financing activities provided cash of $123.8 million primarily due to the cash flow impact of its transactions with Citrix. This financing cash inflow was partially offset by payment on debt assumed from the Grasshopper Acquisition.

Non-GAAP Financial Measure

Non-GAAP Operating Margin

Non-GAAP operating margin is a financial performance measure that is not calculated in accordance with GAAP. GetGo defines non-GAAP operating margin as GAAP operating income excluding stock-based compensation, amortization of product related intangible assets, amortization of other intangible assets, separation costs, restructuring charges, and charges related to patent lawsuits. The expenses excluded are detailed as follows:

•	stock-based compensation expense relates to stock-based compensation awards granted to executive officers, employees, and outside directors;

•	amortization of product related and other intangible assets consists primarily of the amortization of product-related technologies and patents, and acquisition-related intangible assets;

•	separation costs relate primarily to third-party advisory and consulting services, retention payments to certain employees, incremental stock-based compensation and other costs directly related to the separation;

•	restructuring charges consist of charges incurred in conjunction with restructuring programs. GetGo has engaged in various restructuring activities over the past several years that have resulted in costs associated with reductions in headcount, consolidation of leased facilities and related costs. Each restructuring activity has been a discrete event based on a unique set of business objectives or circumstances, and each has differed from the others in terms of its operational implementation business impact and scope. GetGo does not engage in restructuring activities in the ordinary course of business. While its operations previously benefited from the employees and facilities covered by the various restructuring charges, these employees and facilities have benefited different parts of the GoTo Business in different ways, and the amount of these charges has varied significantly from period to period. Therefore, GetGo believes that the exclusion of these charges will better help investors and financial analysts understand the operating results of the GoTo Business and underlying operational trends as compared to prior periods; and

•	charges related to patent lawsuits consist of charges or benefits related to legal settlements that are not anticipated to be ongoing costs; and, thus, are outside of the normal operations of the GoTo Business.

The exclusion of certain expenses in the calculation of non-GAAP operating margin should not be construed as an inference that these costs are unusual or infrequent. GetGo anticipates excluding these expenses in future presentations of non-GAAP operating margin.

GetGo does not consider non-GAAP operating margin in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of non-GAAP operating margin is that it excludes significant elements that are required to be recorded in GetGo’s financial statements pursuant to GAAP. In addition, it is subject to inherent limitations as it reflects the exercise of judgments in determining this non-GAAP financial measure. In order to compensate for these limitations, GetGo presents non-GAAP operating margin in connection with GAAP operating margin. GetGo urges investors to review the reconciliation of non-GAAP operating margin to GAAP operating margin, which is included below, and not to rely on any single financial measure in evaluating its business.

GetGo has included non-GAAP operating margin in this document because GetGo believes it provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing GetGo’s financial measures with other SaaS companies, many of which present similar non-GAAP financial measures to investors. GetGo also includes it because it is an important measure upon which GetGo’s management assesses its operating performance.

The following table presents a reconciliation of non-GAAP operating margin to GetGo’s GAAP operating margin, the most directly comparable GAAP measure, for each of the periods indicated. All amounts shown are expressed as percentages and are calculated for each applicable period by dividing (i) the amount of each respective line item by (ii) net revenues.

	Year Ended December, 31
	2015	2014	2013
GAAP operating margin	16.9%	17.4%	17.5%
Add: stock-based compensation	3.9	3.4	4.8
Add: amortization of product related intangible assets	0.6	0.7	0.8
Add: amortization of other intangible assets	1.8	0.7	0.7
Add: separation costs	0.5	—	—
Add: restructuring charges	0.3	1.1	—
Add: charges related to patent lawsuit	—	0.4	—

Non-GAAP operating margin	24.0%	23.7%	23.8%

	Six Months Ended June 30,
	2016	2015
GAAP operating margin	5.9%	18.3%
Add: stock-based compensation	5.5	3.4
Add: amortization of product related intangible assets	0.8	0.5
Add: amortization of other intangible assets	2.1	1.1
Add: separation costs	3.5	—
Add: restructuring charges	0.3	0.2

Non-GAAP operating margin	18.1%	23.5%

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

GetGo has certain contractual obligations, such as operating lease obligations, which are not recognized as liabilities in its combined financial statements. The following table summarizes GetGo’s significant contractual obligations at December 31, 2015 and the future periods in which such obligations are expected to be settled in cash. Additional details regarding these obligations are provided in the notes to GetGo’s combined financial statements.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Operating lease obligations	$76,943	$8,485	$13,009	$12,806	$42,643

As of December 31, 2015, GetGo did not have any individually material capital lease obligations or other material long-term commitments reflected on its combined balance sheet.

Off-Balance Sheet Arrangements

GetGo does not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Seasonality

GetGo believes that its business does not experience meaningful seasonality. No individual quarter for the years ended December 31, 2015, 2014 or 2013 accounted for more than 27% of its net revenues for that year. GetGo currently expects this trend to continue for the foreseeable future.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Impact on Operating Expenses

The functional currency for all of GetGo’s wholly owned foreign subsidiaries is their local currency. A substantial majority of its overseas operating expenses and capital purchasing activities are transacted in local currencies and are therefore subject to fluctuations in foreign currency exchange rates.

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF THE GOTO BUSINESS

The following tables set forth selected historical combined financial data of the GoTo Business. The selected combined statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the selected combined balance sheet data as of December 31, 2014 and 2015 have been derived from the audited combined financial statements of the GoTo Business, which are included elsewhere in this proxy statement/prospectus-information statement. The selected combined statement of operations data for the six months ended June 30, 2015 and 2016 and the combined balance sheet data as of June 30, 2016 have been derived from the unaudited combined condensed financial statements of the GoTo Business, which are included elsewhere in this proxy statement/prospectus-information statement. The historical combined financial statements of the GoTo Business reflect the business as it was operated within Citrix. The historical results of the GoTo Business are not necessarily indicative of results that should be expected in the future, and the results for the six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the full year ending December 31, 2016. This information is only a summary, and you should read it in conjunction with the combined financial statements of the GoTo Business and related notes included elsewhere in this proxy statement/prospectus-information statement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the GoTo Business.”

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(In thousands)
Combined Statement of Operations Data(1)(2):
Net revenues	$540,491	$579,792	$629,440	$300,523	$335,898
Cost of net revenues:
Cost of net revenues	106,644	123,401	138,637	66,593	78,023
Amortization of product related intangibles	4,369	4,235	3,953	1,353	2,582

Total cost of net revenues	111,013	127,636	142,590	67,946	80,605

Gross margin	429,478	452,156	486,850	232,577	255,293

Operating expenses:
Research and development	62,938	71,732	90,882	42,945	50,732
Sales, marketing and services	219,075	207,903	201,112	97,495	113,936
General and administrative	48,907	61,438	75,277	33,151	51,261
Amortization of other intangible assets	4,039	3,994	11,254	3,377	7,138
Restructuring	—	6,332	1,750	609	945
Separation	—	—	—	—	11,626

Total operating expenses	334,959	351,399	380,275	177,577	235,638

Income from operations	94,519	100,757	106,575	55,000	19,655
Interest expense	—	5,194	8,484	4,261	4,497
Other income (expense), net	(209)	847	(389)	(2,727)	118

Income before income taxes	94,310	96,410	97,702	48,012	15,276
Income tax expense	(32,107)	(33,106)	(26,658)	(13,872)	(4,305)

Net income	$62,203	$63,304	$71,044	$34,140	$10,971

	As of December 31,		As of June 30, 2016
	2014	2015
	(In thousands)
Combined Balance Sheet Data(1):
Cash	$34,934	$55,414	$63,955
Total assets	488,321	661,973	663,766
Deferred revenue, including long-term portion	112,608	115,002	119,884
Total liabilities	169,408	177,681	181,212
Total equity	318,913	484,292	482,554

(1)	The combined statement of operations data for the year ended December 31, 2015 and the six months ended June 30, 2015 and 2016 and the combined balance sheet data as of December 31, 2015 and June 30, 2016 reflect the acquisition of Grasshopper Group, LLC on May 18, 2015 for total consideration of approximately $161.5 million in cash, net of cash acquired. Results of operations of the acquired business have been included in the GoTo Business’ historical combined financial statements since the date of acquisition.

(2)	The combined statement of operations data for the year ended December 31, 2015 and the six months ended June 30, 2016 includes non-recurring transaction-related costs of $3.3 million and $11.6 million, respectively.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF LMI

The following tables set forth selected historical consolidated financial data of LMI. The selected consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from the audited consolidated financial statements of LMI included in LMI’s most recent Annual Report on Form 10-K, which is incorporated by reference into this proxy statement/prospectus-information statement. The selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from LMI’s audited consolidated financial statements not included in or incorporated by reference into this proxy statement/prospectus-information statement. The selected consolidated statement of operations data for the six months ended June 30, 2015 and 2016 and the selected consolidated balance sheet data as of June 30, 2016 have been derived from the unaudited condensed consolidated financial statements of LMI included in LMI’s most recent Quarterly Report on Form 10-Q, which is incorporated by reference into this proxy statement/prospectus-information statement. The unaudited condensed consolidated financial statements of LMI have been prepared on the same basis as the audited financial statements of LMI. In the opinion of LMI management, the unaudited condensed consolidated interim financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. The historical results of LMI are not necessarily indicative of results that should be expected in the future, and the results for the six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the full year ending December 31, 2016. This information is only a summary, and you should read it in conjunction with LMI’s consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in LMI’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, each of which is incorporated by reference into this proxy statement/prospectus-information statement.

	Year Ended December 31,					Six Months Ended June 30,
	2011	2012	2013	2014	2015	2015	2016
	(In thousands, except per share data)
Consolidated Statement of Operations Data(1):
Revenue	$119,461	$138,837	$166,258	$221,956	$271,600	$125,943	$163,000
Cost of revenue	10,574	14,504	18,816	28,732	35,458	16,517	22,636

Gross profit	108,887	124,333	147,442	193,224	236,142	109,426	140,364

Operating expenses:
Research and development	20,780	26,361	29,023	33,516	42,597	19,379	29,410
Sales and marketing	57,156	70,058	88,794	119,508	138,946	68,990	83,905
General and administrative	19,975	21,338	29,181	30,526	33,034	15,314	21,656
Legal settlements	1,250	—	1,688	—	3,600	3,600	—
Amortization of acquired intangibles	228	565	682	987	1,916	558	2,740

Total operating expenses	99,389	118,322	149,368	184,537	220,093	107,841	137,711

Income (loss) from operations	9,498	6,011	(1,926)	8,687	16,049	1,585	2,653
Interest income	863	887	549	604	654	353	369
Interest expense	(1)	—	(2)	(2)	(574)	(151)	(759)
Other income (expense), net	(565)	(641)	(89)	105	1,389	1,520	(496)

Income (loss) before income taxes	9,795	6,257	(1,468)	9,394	17,518	3,307	1,767
Provision for income taxes	(4,034)	(2,691)	(6,214)	(1,439)	(2,960)	(547)	(334)

Net income (loss)	$5,761	$3,566	$(7,682)	$7,955	$14,558	$2,760	$1,433

Net income (loss) per share:
Basic	$0.24	$0.14	$(0.32)	$0.33	$0.59	$0.11	$0.06
Diluted	$0.23	$0.14	$(0.32)	$0.31	$0.56	$0.11	$0.06
Weighted average shares outstanding:
Basic	24,176	24,711	24,351	24,385	24,826	24,620	25,144
Diluted	25,155	25,356	24,351	35,386	25,780	25,615	25,841

	As of December 31,					As of June 30, 2016
	2011	2012	2013	2014	2015
	(In thousands)
Consolidated Balance Sheet Data(1):
Cash, cash equivalents and short-term marketable securities	$198,644	$212,092	$189,556	$201,169	$208,427	$225,397
Total assets	232,057	279,538	279,613	317,849	455,699	471,914
Deferred revenue, including long-term portion	58,264	69,649	85,163	105,250	136,989	163,891
Long-term debt	—	—	—	—	60,000	45,000
Total liabilities	76,251	94,901	112,274	144,005	247,888	266,843
Total equity	155,806	184,637	167,339	173,844	207,811	205,071

(1)	The consolidated statement of operations data for the year ended December 31, 2015 and the six months ended June 30, 2016 and the consolidated balance sheet data as of December 31, 2015 and June 30, 2016 reflect the acquisition of Marvasol, Inc. (d/b/a LastPass), or LastPass, on October 15, 2015 for approximately $110.0 million. LMI funded the acquisition of LastPass with a combination of existing cash on hand and $60.0 million borrowed on October 14, 2015 under its existing credit facility. In addition, LMI agreed to pay additional consideration, up to a maximum of $15.0 million, to equityholders and key employees of LastPass based on the achievement of specified milestone and retention targets over the two-year period following the closing of the transaction. Results of operations of LastPass have been included in LMI’s historical consolidated financial statements since the date of acquisition.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined balance sheet as of June 30, 2016 reflects pro forma adjustments to the financial position of LMI to give effect to the merger with Citrix’s GoTo Business as if it had occurred on June 30, 2016. The unaudited pro forma combined statements of operations for the year ended December 31, 2015 and the six months ended June 30, 2016 reflect pro forma adjustments to the results of operations of LMI to give effect to the merger with the GoTo Business as if it had occurred on January 1, 2015. LMI will account for the merger with the GoTo Business as an acquisition of the GoTo Business, with LMI being the accounting acquirer. In addition, the unaudited pro forma combined statements of operations for the year ended December 31, 2015 and the six months ended June 30, 2016 give effect to the acquisition by LMI of Marvasol, Inc. (d/b/a LastPass), or LastPass, and the acquisition by the GoTo Business of Grasshopper Group, LLC, or Grasshopper, as if those acquisitions had occurred on January 1, 2015 (see Note 1 to the unaudited pro forma combined financial information). We collectively refer to LMI’s merger with the GoTo Business, together with the acquisitions of LastPass and Grasshopper, as the Acquisitions.

The LastPass acquisition has already been reflected in LMI’s historical unaudited condensed consolidated balance sheet as of June 30, 2016; therefore, no pro forma adjustments related to the LastPass acquisition are necessary for the unaudited pro forma combined balance sheet as of June 30, 2016.

The Grasshopper acquisition has already been reflected in the GoTo Business’ historical unaudited combined condensed balance sheet as of June 30, 2016. Because LMI will record the assets acquired and liabilities assumed of the GoTo Business (inclusive of the assets and liabilities related to the Grasshopper acquisition) at their respective fair values in connection with the Merger, no pro forma adjustments related to the Grasshopper acquisition are necessary for the unaudited pro forma combined balance sheet as of June 30, 2016.

The unaudited pro forma combined statement of operations for the year ended December 31, 2015 should be read in conjunction with:

•	the historical audited consolidated financial statements of LMI for the year ended December 31, 2015 (which include the results of operations of LastPass beginning from the date of acquisition (October 15, 2015)), which are incorporated by reference into this proxy statement/prospectus-information statement;

•	the historical audited combined financial statements of the GoTo Business for the year ended December 31, 2015 (which include the results of operations of Grasshopper beginning from the date of acquisition (May 18, 2015)), which are included elsewhere in this proxy statement/prospectus-information statement;

•	the historical unaudited financial statements of LastPass for the nine months ended September 30, 2015, which are included elsewhere in this proxy statement/prospectus-information statement; and

•	the historical unaudited combined financial statements of Grasshopper for the three months ended March 31, 2015, which are included elsewhere in this proxy statement/prospectus-information statement.

The unaudited pro forma combined financial information as of and for the six months ended June 30, 2016 should be read in conjunction with:

•	the historical unaudited condensed consolidated financial statements of LMI as of and for the six months ended June 30, 2016, which are incorporated by reference into this proxy statement/prospectus-information statement; and

•	the historical unaudited combined condensed financial statements of the GoTo Business as of and for the six months ended June 30, 2016, which are included elsewhere in this proxy statement/prospectus-information statement.

The unaudited pro forma combined financial information has been prepared by management for illustrative purposes only and is not necessarily indicative of the consolidated financial position or results of operations that would have been realized had the Acquisitions occurred as of the dates indicated, nor is it meant to be indicative of any future consolidated financial position or future results of operations that the combined company will experience. The historical consolidated or combined financial information has been adjusted in the accompanying unaudited pro forma combined financial statements to give pro forma effect to events that are (1) directly attributable to the Acquisitions, (2) factually supportable and (3) with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments included in the accompanying unaudited pro forma combined financial statements are based on currently available data and assumptions that LMI believes are reasonable. However, the unaudited pro forma combined statements of operations do not include any expected cost savings or restructuring actions that may be achievable or that may occur subsequent to the Merger or the impact of any non-recurring activity and one-time transaction-related costs.

In the accompanying unaudited pro forma combined financial information, the Acquisitions have been accounted for as business combinations using the acquisition method of accounting under the provisions of Accounting Standard Codification Topic 805, Business Combinations, or ASC 805, and applying the pro forma assumptions and adjustments described in the accompanying notes. Under ASC 805, LMI, as the accounting acquirer, records assets acquired and liabilities assumed in a business combination at their fair values as of the acquisition date. Fair value measurements can be highly subjective and the reasonable application of measurement principles may result in a range of alternative estimates using the same facts and circumstances. Under ASC 805, transaction costs are not included as a component of consideration transferred and are expensed as incurred. The excess of the purchase price (consideration transferred) over the aggregate estimated fair value of identifiable assets and liabilities as of the acquisition date is allocated to goodwill in accordance with ASC 805. The final valuation of assets acquired and liabilities assumed related to the merger with the GoTo Business is expected to be completed as soon as practicable but no later than one year after the consummation of the Merger. The allocation of purchase consideration reflected in the unaudited pro forma combined financial statements is preliminary and will be adjusted based on the fair value of purchase consideration on the Merger date and upon completion of LMI’s final valuations of the fair value of the assets acquired and liabilities assumed of the GoTo Business as of the Merger date, which requires extensive use of accounting estimates and management judgment. Although LMI believes the fair values assigned to the assets to be acquired and liabilities to be assumed reflected in the unaudited pro forma combined financial information are based on reasonable estimates and assumptions using currently available data, the results of the final allocation could be materially different from the preliminary allocations, including, but not limited to, the allocations related to components of working capital, identifiable intangible assets, goodwill, property and equipment, deferred revenue and deferred income taxes as well as any resulting impacts to depreciation, amortization and income tax expense.

LogMeIn, Inc.

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2016

(In thousands)

	Historical LMI	Historical GoTo Business	Merger Pro Forma Adjustments	Notes	Pro Forma Combined
		(Note 4a)
Assets
Current assets:
Cash and cash equivalents	$139,882	$63,955	$(51,651)	(6a, b)	$152,186
Marketable securities	85,515	—	—		85,515
Accounts receivable	14,536	43,072	—		57,608
Prepaid expenses and other current assets	14,260	18,279	—		32,539

Total current assets	254,193	125,306	(51,651)		327,848
Property and equipment, net	26,088	56,994	3,490	(6c)	86,572
Restricted cash	2,504	—	—		2,504
Intangibles, net	66,297	91,625	1,094,175	(6d)	1,252,097
Goodwill	117,545	368,769	1,215,821	(6e)	1,702,135
Other assets	5,091	4,777	—		9,868
Deferred tax assets	196	16,295	(16,295)	(6f)	196

Total assets	$471,914	$663,766	$2,245,540		$3,381,220

Liabilities and Equity
Current liabilities:
Accounts payable	$12,333	$8,894	$—		$21,227
Accrued liabilities	33,072	41,633	18,462	(6g, h)	93,167
Deferred revenue, current portion	161,830	113,914	(32,500)	(6i)	243,244

Total current liabilities	207,235	164,441	(14,038)		357,638
Long-term debt	45,000	—	—		45,000
Deferred revenue, net of current portion	2,061	5,970	(5,683)	(6i)	2,348
Deferred tax liabilities	5,872	1,971	328,484	(6f)	336,327
Other long-term liabilities	6,675	8,830	(8,404)	(6h, j)	7,101

Total liabilities	266,843	181,212	300,359		748,414

Commitments and contingencies
Preferred stock	—	—	—		—
Equity:
Common stock	281	—	269	(6k)	550
Additional paid-in capital	292,048	—	2,458,776	(6k)	2,750,824
Retained earnings	22,507	—	(31,310)	(6a, g)	(8,803)
Accumulated other comprehensive loss	(5,313)	(27,784)	27,784	(6l)	(5,313)
Treasury stock, at cost	(104,452)	—	—		(104,452)
Net parent investment	—	510,338	(510,338)	(6l)	—

Total equity	205,071	482,554	1,945,181		2,632,806

Total liabilities and equity	$471,914	$663,766	$2,245,540		$3,381,220

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

LogMeIn, Inc.

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2015

(In thousands, except per share data)

	Historical LMI	Historical LastPass January 1, 2015 to October 15, 2015	LastPass Pro Forma Adjustments	Notes	Historical GoTo Business	Historical Grasshopper January 1, 2015 to May 18, 2015	Grasshopper Pro Forma Adjustments	Notes	Merger Pro Forma Adjustments	Notes	Pro Forma Combined	Notes
					(Note 4a)	(Note 4b)
Revenue	$271,600	$10,379	$(1,363)	(7a)	$629,440	$12,308	$—		$(32,343)	(7k)	$890,021
Cost of revenue	35,458	628	1,740	(7b, c)	132,510	1,560	—		15,116	(7l, m)	187,012

Gross profit	236,142	9,751	(3,103)		496,930	10,748	—		(47,459)		703,009

Operating expenses:
Research and development	42,597	3,403	2,921	(7c)	90,882	11,813	(10,590)	(7i)	4,763	(7m)	145,789
Sales and marketing	138,946	5,301	1,989	(7c)	211,192	16,242	(6,171)	(7i)	4,329	(7m)	371,828
General and administrative	33,034	4,751	(4,007)	(7c, d)	75,277	8,293	(6,349)	(7h, i)	(1,211)	(7m, n)	109,788
Legal settlements	3,600	—	—		—	—	—		—		3,600
Amortization of acquired intangibles	1,916	—	3,652	(7b)	11,254	—	—		125,827	(7l)	142,649
Restructuring	—	—	—		1,750	—	—		—		1,750

Total operating expenses	220,093	13,455	4,555		390,355	36,348	(23,110)		133,708		775,404

Income (loss) from operations	16,049	(3,704)	(7,658)		106,575	(25,600)	23,110		(181,167)		(72,395)
Interest income	654	—	(200)	(7e)	—	—	—		—		454
Interest expense	(574)	—	(831)	(7f)	(8,484)	—	—		—		(9,889)
Other income (expense), net	1,389	58	—		(389)	(78)	—		—		980

Income (loss) before income taxes	17,518	(3,646)	(8,689)		97,702	(25,678)	23,110		(181,167)		(80,850)
(Provision for) benefit from income taxes	(2,960)	—	4,798	(7g)	(26,658)	—	1,015	(7j)	54,350	(7o)	30,545

Net income (loss)	$14,558	$(3,646)	$(3,891)		$71,044	$(25,678)	$24,125		$(126,817)		$(50,305)

Net income (loss) per share:
Basic	$0.59										$(0.97)	(7p)
Diluted	$0.56										$(0.97)	(7p, q)
Weighted average shares outstanding:
Basic	24,826								26,868	(7p)	51,695	(7p)
Diluted	25,780								25,915	(7p, q)	51,695	(7p, q)

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

LogMeIn, Inc.

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2016

(In thousands, except per share data)

	Historical LMI	Historical GoTo Business	LastPass Pro Forma Adjustments	Notes	Merger Pro Forma Adjustments	Notes	Pro Forma Combined	Notes
		(Note 4a)
Revenue	$163,000	$335,898	$1,121	(7a)	$(2,020)	(7k)	$497,999
Cost of revenue	22,636	74,840	148	(7b, c)	13,800	(7l, m)	111,424

Gross profit	140,364	261,058	973		(15,820)		386,575

Operating expenses:
Research and development	29,410	50,732	(279)	(7c)	1,128	(7m)	80,991
Sales and marketing	83,905	119,701	(197)	(7c)	1,097	(7m)	204,506
General and administrative	21,656	51,261	(6)	(7c)	(762)	(7m, n)	72,149
Amortization of acquired intangibles	2,740	7,138	(209)	(7b)	67,333	(7l)	77,002
Restructuring	—	945	—		—		945
Separation	—	11,626	—		(10,831)	(7n)	795

Total operating expenses	137,711	241,403	(691)		57,965		436,388

Income (loss) from operations	2,653	19,655	1,664		(73,785)		(49,813)
Interest income	369	—	—		—		369
Interest expense	(759)	(4,497)	—		—		(5,256)
Other income (expense), net	(496)	118	—		—		(378)

Income (loss) before income taxes	1,767	15,276	1,664		(73,785)		(55,078)
(Provision for) benefit from income taxes	(334)	(4,305)	(647)	(7g)	22,135	(7o)	16,849

Net income (loss)	$1,433	$10,971	$1,017		$(51,650)		$(38,229)

Net income (loss) per share:
Basic	$0.06						$(0.74)	(7p)
Diluted	$0.06						$(0.74)	(7p, q)
Weighted average shares outstanding:
Basic	25,144				26,868	(7p)	52,012	(7p)
Diluted	25,841				26,171	(7p, q)	52,012	(7p, q)

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

LogMeIn, Inc.

Notes to Unaudited Pro Forma Combined Financial Information

1.	Description of the Business Combinations

Merger with the GoTo Business

On July 26, 2016, LMI and Citrix announced that they had entered into an agreement pursuant to which LMI will combine with Citrix’s GoTo Business as described in “The Transactions.” In connection with the Transactions, Citrix will effect the Separation and the Distribution, and immediately thereafter, the parties will effect the Merger. Following the consummation of the Transactions, Citrix equityholders are expected to own approximately 50.1% of LMI common stock immediately following the Merger, and current LMI equityholders are expected to own approximately 49.9% of LMI common stock immediately following the Merger, in each case, on a fully diluted basis.

Acquisition of LastPass

On October 15, 2015, LMI acquired 100% of the outstanding equity interests in LastPass, providers of an identity and password management service. LMI paid approximately $110.0 million in cash upon the closing of the transaction. In addition, LMI agreed to pay additional consideration, up to a maximum of $15.0 million, to equityholders and key employees of LastPass based on the achievement of specified milestone and retention targets over the two-year period following the closing of the transaction. LMI funded the acquisition of LastPass with a combination of existing cash on hand and $60.0 million borrowed on October 14, 2015 under its existing credit facility. LastPass’ operations have been included in LMI’s historical consolidated financial statements beginning on the date of acquisition (October 15, 2015). For additional information, refer to LMI’s historical consolidated financial statements, which are incorporated by reference into this proxy statement/prospectus-information statement.

Acquisition of Grasshopper

On May 18, 2015, Citrix acquired all of the membership interests of Grasshopper, a leading provider of cloud-based phone solutions for small businesses. The Grasshopper business was integrated into the GoTo Business, and, as a result, the acquisition of Grasshopper was reflected in the historical financial statements of the GoTo Business. Total cash consideration paid for this transaction was approximately $161.5 million, net of $3.6 million of cash acquired. Transaction costs of $0.1 million were allocated to the GoTo Business, all of which were expensed and are included in general and administrative expense in the accompanying historical combined statement of income of the GoTo Business for the year ended December 31, 2015. In addition, in connection with the acquisition, Citrix assumed non-vested stock units, which were converted into the right to receive, in the aggregate, up to 105,765 shares of Citrix common stock for which the vesting period began upon the closing of the transaction. Grasshopper’s operations have been included in the GoTo Business’ historical combined financial statements beginning on the date of acquisition (May 18, 2015). For additional information, refer to the GoTo Business’ historical combined financial statements, which are included elsewhere in this proxy statement/prospectus-information statement.

2.	Basis of Presentation

The accompanying unaudited pro forma combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma combined balance sheet as of June 30, 2016 was prepared using the historical balance sheets of LMI and the GoTo Business as of June 30, 2016 and gives effect to the Acquisitions as if they occurred on June 30, 2016. The unaudited pro forma combined statements of operations for the year ended December 31, 2015 and the six months ended June 30, 2016 give effect to the Acquisitions as if they occurred on January 1, 2015 and were prepared using:

•	the historical audited consolidated financial statements of LMI for the year ended December 31, 2015, which include the results of operations of LastPass beginning from the date of acquisition (October 15, 2015);

LogMeIn, Inc.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)

•	the historical audited combined financial statements of the GoTo Business for the year ended December 31, 2015, which include the results of operations of Grasshopper beginning from the date of acquisition (May 18, 2015);

•	the historical unaudited statement of operations of LastPass for the period from January 1, 2015 to October 15, 2015;

•	the historical unaudited combined statement of income of Grasshopper for the period from January 1, 2015 to May 18, 2015;

•	the historical unaudited condensed consolidated financial statements of LMI for the six months ended June 30, 2016; and

•	the historical unaudited combined condensed financial statements of the GoTo Business for the six months ended June 30, 2016.

The unaudited pro forma combined financial information does not include the impacts of any revenue, cost or other operating synergies that may result from the Merger or any related restructuring costs that may be contemplated. LMI and the GoTo Business have just recently begun collecting information in order to formulate detailed integration plans to deliver planned synergies. However, during the preparation of the accompanying unaudited pro forma combined financial information, the status of the integration plans was too uncertain to include any financial impact in the unaudited pro forma combined financial information.

3.	Accounting Policies

During the preparation of the accompanying unaudited pro forma combined financial information, LMI was not aware of any material differences between LMI’s accounting policies and the accounting policies of Grasshopper, LastPass or the GoTo Business. Following the consummation of the Merger, LMI will conduct a more detailed review of the GoTo Business’ accounting policies. As a result, LMI may identify differences between the accounting policies of the two companies that, when conformed, could have had a material impact on the accompanying unaudited pro forma combined financial information.

LogMeIn, Inc.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)

4.	Reclassifications

GoTo Business

(a)	Financial information presented in the “Historical GoTo Business” columns in the unaudited pro forma combined balance sheet and the unaudited pro forma combined statements of operations has been reclassified to conform to the presentation in LMI’s historical consolidated financial statements, as follows (in thousands):

As of June 30, 2016	Before Reclassification	Reclassification	Notes	After Reclassification
Property and equipment, net	$86,387	$(29,393)	(1)	$56,994
Intangibles, net	62,232	29,393	(1)	91,625
Other assets	21,072	(16,295)	(2)	4,777
Deferred tax assets	—	16,295	(2)	16,295
Other long-term liabilities	10,801	(1,971)	(2)	8,830
Deferred tax liabilities	—	1,971	(2)	1,971

Year Ended December 31, 2015	Before Reclassification	Reclassification	Notes		After Reclassification
Amortization of product-related intangibles	$3,953	$(3,953)	(3)		$—
Sales and marketing	201,112	10,080	(4)		211,192
Cost of revenue	138,637	(6,127)	(3	), (4)	132,510

Six Months Ended June 30, 2016	Before Reclassification	Reclassification	Notes		After Reclassification
Amortization of product-related intangibles	$2,582	$(2,582)	(3)		$—
Sales and marketing	113,936	5,765	(4)		119,701
Cost of revenue	78,023	(3,183)	(3	), (4)	74,840

(1)	Internally developed computer software to be sold as a service has been reclassified from property and equipment, net to intangibles, net in order to conform to the presentation in LMI’s historical unaudited condensed consolidated balance sheet.
(2)	Deferred tax assets and liabilities have been reclassified from other assets and other long-term liabilities to deferred tax assets and deferred tax liabilities in order to conform to the presentation in LMI’s historical unaudited condensed consolidated balance sheet.
(3)	Amortization expense for product-related intangible assets has been reclassified to cost of revenue in order to conform to the presentation in LMI’s historical consolidated statement of operations.
(4)	Credit card transaction fees have been reclassified from cost of revenue to sales and marketing expense in order to conform to the presentation in LMI’s historical consolidated statement of operations.

Grasshopper

(b)	Credit card transaction fees reflected in the “Historical Grasshopper January 1, 2015 to May 18, 2015” column in the unaudited pro forma combined statement of operations have been reclassified from cost of revenue to sales and marketing expense in order to conform to the presentation in LMI’s historical consolidated statement of operations, as follows (in thousands):

January 1, 2015 to May 18, 2015	Before Reclassification	Reclassification	After Reclassification
Cost of revenue	$1,944	$(384)	$1,560
Sales and marketing	15,858	384	16,242

LogMeIn, Inc.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)

5.	Accounting for the Merger with the GoTo Business

Following the consummation of the Transactions, Citrix equityholders are expected to own approximately 50.1% of LMI common stock immediately following the Merger, and current LMI equityholders are expected to own approximately 49.9% of LMI common stock immediately following the Merger, in each case, on a fully diluted basis. LMI expects that Citrix stockholders will be entitled to receive approximately 26,868,269 shares of LMI common stock in connection with the Merger. In addition, pursuant to the terms of the Merger Agreement, LMI will substitute all outstanding restricted stock units to receive Citrix common stock held by employees of the GoTo Business with restricted stock units to receive approximately 697,088 shares of LMI common stock. However, the actual number of LMI restricted stock units to be issued to GetGo employees in substitution for outstanding Citrix restricted stock units in connection with the Merger (and, accordingly, the number of shares of LMI common stock that may be issued following the Merger upon settlement of the LMI restricted stock units) will be determined shortly following the closing of the Merger based upon the relative stock prices of Citrix prior to the Merger and LMI following the Merger.

The total estimated consideration to be paid in the Merger has been allocated to the tangible and intangible assets acquired and liabilities assumed of the GoTo Business based on their preliminary estimated fair values as of the completion of the Merger, with the excess allocated to goodwill. The following summarizes the preliminary estimate of the purchase consideration to be paid in the Merger (in thousands):

Fair value of LMI common stock to be issued to stockholders of Citrix(1)	$2,432,116
Fair value of restricted stock units to be issued as replacement awards(2)	26,929

Total estimated purchase consideration	$2,459,045

(1)	LMI expects that Citrix stockholders will be entitled to receive 26,868,269 shares of LMI common stock in connection with the Merger. The aggregate fair value of those shares has been estimated using $90.52 per share, which was the last reported sale price of LMI’s common stock on The NASDAQ Global Select Market on September 6, 2016.
(2)	LMI expects that it will issue restricted stock units to receive approximately 697,088 shares of LMI common stock as replacement awards in connection with the Merger. The aggregate fair value of those awards of $63.1 million has been estimated using $90.52 per share, which was the last reported sale price of LMI’s common stock on The NASDAQ Global Select Market on September 6, 2016. Of that amount, $26.9 million was allocated to purchase consideration, based on the portion of the replacement awards’ fair value attributable to precombination employee services, and $36.2 million was allocated to future employee services and will be expensed as stock-based compensation on a straight-line basis over the remaining service periods of those awards.

The preliminary estimated purchase consideration reflected in the unaudited pro forma combined financial information does not purport to represent what the actual purchase consideration will be when the Merger closes. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration paid will be measured on the closing date of the Merger at the then-current market price. This requirement will likely result in an actual per share fair value upon closing of the Merger that differs from the $90.52 per share of LMI common stock assumed in the unaudited pro forma combined financial information, which was the last reported sale price of LMI’s common stock on The NASDAQ Global Select Market on September 6, 2016, and the difference may be material. LMI believes that an increase or decrease of 36% (estimated using LMI’s historical share price volatility) in the market price of LMI’s common stock on the closing date of the Merger as compared to the market price of LMI’s common stock assumed for the purposes of the unaudited pro forma combined financial information is possible. The percentage of this possible increase or decrease was derived from the recent historical volatility of LMI’s common stock and is not indicative of LMI’s expectation for future stock price performance. A change of this magnitude in the market price of LMI common stock would increase or decrease

LogMeIn, Inc.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)

the purchase consideration by approximately $885 million, which would result in a corresponding increase or decrease to goodwill in the unaudited pro forma combined financial information.

The following summarizes the preliminary allocation of the estimated purchase consideration to be paid in the Merger as if it had been completed on June 30, 2016 (in thousands):

Cash	$25,000
Accounts receivable	43,072
Prepaid expenses and other current assets	18,279
Property and equipment	60,484
Acquired intangible assets	1,185,800
Other assets	4,777
Accounts payable	(8,894)
Accrued liabilities	(41,481)
Deferred revenue, current portion	(81,414)
Deferred revenue, net of current portion	(287)
Deferred tax liabilities, net	(330,455)
Other long-term liabilities	(426)
Goodwill	1,584,590

Total estimated purchase consideration	$2,459,045

6.	Adjustments to Unaudited Pro Forma Combined Balance Sheet as of June 30, 2016

(a)	Represents a decrease of cash, as well as a corresponding decrease to retained earnings, in the amount of $12.7 million for the dividend of $0.50 per share declared on July 26, 2016 by LMI in connection with the Merger, which was paid by LMI on August 26, 2016 to stockholders of record of the 25.4 million shares of common stock of LMI issued and outstanding as of the close of business on August 8, 2016. As contemplated in the Merger Agreement, LMI currently expects to declare an additional dividend of $0.50 per share of common stock prior to the consummation of the Merger and a final dividend of $0.50 per share of common stock subject to the consummation of the Merger, on or about the date of the Merger. Because it is LMI’s intention to pay these dividends and they have not yet been declared, the expected dividends have not been reflected as a pro forma adjustment in the unaudited pro forma combined balance sheet.

(b)	Represents a decrease of $39.0 million in the cash of the GoTo Business to be acquired by LMI such that the amount of cash acquired by LMI upon completion of the Merger is $25.0 million, pursuant to the terms of the Merger Agreement. The actual amount of cash acquired by LMI is subject to specified adjustments based on the amounts of working capital, indebtedness and deferred revenue of the GoTo Business upon the completion of the Merger, pursuant to the terms of the Merger Agreement.

(c)	Represents an adjustment to record acquired land and buildings of the GoTo Business at their respective fair values as of the closing date of the Merger. The preliminary fair value of the remaining property and equipment of the GoTo Business acquired is estimated to equal its carrying value. The fair value estimate for property and equipment is preliminary. The final fair value determination for property and equipment may differ from this preliminary determination, and such differences could be material.

(d)	Represents adjustments to record identifiable intangible assets of the GoTo Business at their fair values as of the closing date of the Merger. The estimated fair values of identifiable intangible assets are preliminary and are determined based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determinations for identifiable intangible assets may differ from this preliminary determination, and such differences could be material.

LogMeIn, Inc.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)

The preliminary fair values of the completed technology and customer relationships identifiable intangible assets were estimated using the multi-period excess earnings method, a variation of the income approach, which is a valuation technique that provides an estimate of the fair value of an asset based on the principle that the value of an intangible asset is equal to the present value of the incremental after-tax cash flows attributable to the asset, after taking charges for the use of other assets employed by the business. Key estimates and assumptions used in this model were projected revenues and expenses related to the assets, estimated contributory asset charges, and a risk-adjusted discount rate used to calculate the present value of the future expected cash inflows from the assets. In valuing the completed technology intangible asset, the present value of the hypothetical royalty payments that would be received from a buyer of the existing customer relationships was added to the present value of the excess earnings attributed to the completed technology.

The preliminary fair value of the trademark intangible asset was estimated using the relief-from-royalty method, a variation of the income approach, which assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of this type of asset. The relief-from-royalty method involves two steps: (i) estimation of reasonable royalty rates for the assets and (ii) the application of these royalty rates to a revenue stream and discounting the resulting after-tax royalty savings in order to determine a value. Key estimates and assumptions used in this model were projected revenues, estimated royalty rates and a risk-adjusted discount rate used to calculate the present value of the future expected royalty savings that accrue to the owner of the assets.

No assurances can be given that the underlying assumptions and estimates used to estimate the fair values of the completed technology, customer relationships and trademark intangible assets will not change. For this and other reasons, actual results may vary significantly from estimated results.

A summary of the net adjustment to record the identifiable intangible assets acquired in connection with the Merger at their estimated fair values is as follows (dollar amounts in thousands):

	Estimated Useful Life	Fair Value
Completed technology	9 years	$383,400
Customer relationships	8 years	734,200
Trademarks	9 years	68,200

		1,185,800

Eliminate GoTo Business’ existing intangible assets		(91,625)

Net adjustment		$1,094,175

(e)	Represents an adjustment to record goodwill resulting from the Merger, as follows (in thousands):

Goodwill recorded in the Merger	$1,584,590
Eliminate GoTo Business’ existing goodwill	(368,769)

Net adjustment	$1,215,821

Goodwill represents the excess of the aggregate purchase consideration over the preliminary estimated fair values of recorded tangible and intangible assets acquired and liabilities assumed in the Merger. The actual amount of goodwill to be recorded in connection with the Merger is subject to change once LMI’s valuation of the fair value of tangible and intangible assets acquired and liabilities assumed has been completed. The final valuation of such assets and liabilities is expected to be completed as soon as practicable but no later than one year after the consummation of the Merger. The goodwill is not expected to be deductible for income tax purposes. See Note 5 for the calculation of the residual amount of goodwill estimated to be recognized in connection with the Merger.

LogMeIn, Inc.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)

(f)	Represents an adjustment to deferred tax assets and liabilities resulting from the Merger. The Merger is expected to result in carryover basis for all acquired assets and assumed liabilities in the Merger. Certain tax attributes and all tax receivables and liabilities related to the GoTo Business prior to the Merger will be retained by Citrix. As a result, the pro forma combined balance sheet reflects aggregate adjustments to decrease deferred tax assets by $16.3 million and to increase deferred tax liabilities by $328.5 million to (i) eliminate historical deferred tax assets and deferred tax liabilities of the GoTo Business that will not be retained by LMI immediately following the Merger and (ii) to record net deferred tax liabilities (determined using an estimated blended federal, state and foreign tax rate of 30%) as a result of the preliminary estimated fair values of identifiable intangible assets and property and equipment acquired and of the deferred revenue obligations assumed in the Merger as well as the portion of the fair value of the restricted stock units expected to be substituted by LMI in connection with the Merger that has been allocated to purchase consideration.

These estimates are preliminary and subject to change based on, among other things, management’s final determination of the fair values of the tangible and identifiable intangible assets acquired and liabilities assumed by tax jurisdiction and management’s assessment of the combined company’s ability to utilize the future benefits from acquired and legacy deferred tax assets.

(g)	Represents an increase to accrued liabilities, as well as a corresponding decrease to retained earnings, of $18.6 million related to non-recurring transaction fees incurred after June 30, 2016 by LMI in connection with the Merger. No increase to accrued liabilities related to non-recurring transaction fees incurred after June 30, 2016 by the GoTo Business in connection with the Merger has been recorded in the unaudited pro forma combined balance sheet because these fees will be paid directly by Citrix.

(h)	Represents an adjustment of $0.2 million to accrued liabilities and an adjustment of $1.8 million to other long-term liabilities to eliminate the deferred rent recorded in the GoTo Business’ historical unaudited condensed combined balance sheet as of June 30, 2016.

(i)	Represents an adjustment to record the GoTo Business’ deferred revenue at fair value on the acquisition date. The fair value estimate for deferred revenue is preliminary, and the final fair value determination for deferred revenue may differ from this preliminary estimate. The fair value of deferred revenue was determined based on a cash flow analysis of the estimated direct and indirect costs of fulfilling the legal performance obligations related to the GoTo Business’ subscription arrangements with customers, plus a reasonable profit margin for the level of effort or assumption of risk by LMI after the acquisition date. No assurances can be given that the underlying assumptions used to prepare the related discounted cash flow analysis will not change. For this and other reasons, actual results may vary significantly from estimated results.

A summary of the deferred revenue estimated to be recorded in connection with the Merger and the resulting net adjustments to deferred revenue is as follows (in thousands):

Record current portion of deferred revenue at fair value	$81,414
Eliminate GoTo Business’ existing deferred revenue, current portion	(113,914)

Net adjustment to deferred revenue, current portion	$(32,500)

Record non-current portion of deferred revenue at fair value	$287
Eliminate GoTo Business’ existing deferred revenue, net of current portion	(5,970)

Net adjustment to deferred revenue, net of current portion	$(5,683)

(j)

Represents the elimination of a liability related to uncertain tax positions of $6.6 million recorded in the GoTo Business’ historical unaudited condensed combined balance sheet as of June 30, 2016. This

LogMeIn, Inc.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)

liability was an allocation of the liability recorded on Citrix’s unaudited condensed consolidated balance sheet related to Citrix’s consolidated tax returns. This liability will not be assumed by LMI.

(k)	Represents an increase to common stock (at par value) of $0.3 million and an increase to additional paid-in capital of $2,431.8 million to reflect the expected issuance of 26,868,269 shares of LMI common stock, par value of $0.01 per share, to Citrix’s stockholders in connection with the Merger. In addition, this adjustment represents an increase to additional paid-in capital of $26.9 million related to the portion of the fair value of the restricted stock units expected to be substituted by LMI in connection with the Merger that has been allocated to purchase consideration (see Note 5).

(l)	Represents an adjustment to eliminate the GoTo Business’ historical equity of $482.6 million, which represents the historical book value of the GoTo Business’ net assets, as a result of the application of acquisition method of accounting.

7.	Adjustments to Unaudited Pro Forma Combined Statements of Operations for the Year Ended December 31, 2015 and the Six Months Ended June 30, 2016

LastPass Pro Forma Adjustments

(a)	Represents a reduction to revenue of $1.4 million for the year ended December 31, 2015 and an increase to revenue of $1.1 million for the six months ended June 30, 2016, representing the net impact to the unaudited pro forma combined statement of operations of the pro forma adjustment to record deferred revenue acquired in the LastPass acquisition at its fair value in accordance with the acquisition method of accounting, assuming the LastPass acquisition had occurred on January 1, 2015. Because the purchase-accounting impact of the reduction to deferred revenue (and the resulting reduction to revenue recognized in future periods) has already been reflected in LMI’s historical results for the period from the date of acquisition (October 15, 2015) through June 30, 2016, the net impact of assuming that the LastPass acquisition had occurred on January 1, 2015 is a net decrease to the revenue recognized for the year ended December 31, 2015 and a net increase to revenue recognized for the six months ended June 30, 2016.

(b)	Represents incremental amortization expense related to the fair value of identifiable intangible assets acquired by LMI in its acquisition of LastPass, assuming the acquisition of LastPass had occurred on January 1, 2015, as follows (in thousands):

	Year Ended December 31, 2015	Six Months Ended June 30, 2016
Completed technology amortization	$1,383	$1,065

Pro forma amortization expense included in cost of revenue	1,383	1,065
Less: Amortization expense included in cost of revenue in LMI’s historical financial statements	(120)	(800)

Net adjustment	$1,263	$265

Customer relationships amortization	$4,325	$2,032
Trademarks amortization	123	78

Pro forma amortization expense included in amortization of intangibles	4,448	2,110
Less: Amortization expense included in amortization of intangibles in LMI’s historical financial statements	(796)	(2,319)

Net adjustment	$3,652	$(209)

LogMeIn, Inc.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)

The completed technology, customer relationships and trademark intangible assets recorded in the LastPass acquisition were determined to have fair values of $29.4 million, $23.9 million and $3.0 million, respectively, and are being amortized over their estimated useful lives of 9 years, 8 years and 11 years, respectively. Amortization of the acquired intangible assets in the LastPass acquisition is being recognized using an economic consumption model over the estimated useful life of each respective asset, which represents the period over which LMI expects the related cash flows to be realized. Assuming the acquisition of LastPass had occurred on January 1, 2015, future annual amortization expense as of December 31, 2015 related to the acquired intangible assets is estimated as follows: $6.4 million in 2016, $6.7 million in 2017, $7.0 million in 2018, $7.2 million in 2019, $7.0 million in 2020 and $16.2 million thereafter.

(c)	Represents net adjustments to record the expense of employee retention-based bonuses granted by LMI to employees of LastPass in connection with the acquisition. The stock purchase agreement included retention-based bonus payments requiring LMI to make additional payments totaling up to $12.5 million to employees of LastPass on the first anniversary (of up to $1.2 million) and second anniversary (of up to $11.3 million) of the acquisition date, contingent upon their continued employment and, for the first anniversary payment, the achievement of certain bookings goals. LMI has concluded that the arrangement is a compensation arrangement and is accruing the maximum payout ratably over the performance period, as LMI believes it is probable that the payout criteria will be met. The pro forma adjustments assume that the compensation expense related to these bonuses commenced on January 1, 2015, as follows (in thousands):

Year Ended December 31, 2015	Pro Forma Expense	Historical Expense	Net Adjustment
Cost of revenue	$605	$(128)	$477
Research and development	3,699	(778)	2,921
Sales and marketing	2,518	(529)	1,989
General and administrative	31	(7)	24

Total	$6,853	$(1,442)	$5,411

Six Months Ended June 30, 2016	Pro Forma Expense	Historical Expense	Net Adjustment
Cost of revenue	$188	$(305)	$(117)
Research and development	1,573	(1,852)	(279)
Sales and marketing	1,065	(1,262)	(197)
General and administrative	10	(16)	(6)

Total	$2,836	$(3,435)	$(599)

(d)	Represents the elimination of non-recurring transaction expenses of $0.7 million incurred by LMI in connection with the LastPass acquisition and recorded as expense in LMI’s historical consolidated statement of operations for the year ended December 31, 2015, as well as the elimination of non-recurring transaction fees of $3.3 million incurred by LastPass in connection with the same transaction and recorded as expense in LastPass’ historical unaudited statement of operations for the period from January 1, 2015 to October 15, 2015, because the expenses are not expected to have a continuing impact on the operations of the combined business.

(e)	Represents a reduction of LMI’s interest income resulting from its use of $50.0 million of existing marketable securities to partially finance the LastPass acquisition. The pro forma adjustment of $0.2 million is based on a rate of return of 53 basis points (0.53%) for the period from January 1, 2015 to October 15, 2015.

LogMeIn, Inc.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)

(f)	Represents incremental interest expense of $0.8 million related to the $100.0 million revolving credit facility LMI entered into on February 18, 2015, of which $60.0 million was borrowed on October 15, 2015 to partially finance the acquisition of LastPass. Because the unaudited pro forma combined statements of operations give effect to the LastPass acquisition as if it had occurred on January 1, 2015, additional interest expense for the period from January 1, 2015 to October 15, 2015 has been added to the unaudited pro forma combined statement of operations for the year ended December 31, 2015.

(g)	Represents an aggregate adjustment to record a net income tax benefit of $4.8 million resulting from (i) an adjustment to record an income tax benefit from the net pro forma adjustments related to the acquisition of LastPass and (ii) an income tax benefit for LastPass’ historical net loss before income taxes in the period from January 1, 2015 to October 15, 2015 as a result of the tax benefit being realizable based on LMI’s income before taxes in the same period, both determined using a blended federal and state statutory tax rate of 39%.

Grasshopper Pro Forma Adjustments

(h)	Represents the elimination of non-recurring transaction fees of $0.1 million incurred by the GoTo Business in connection with the GoTo Business’ acquisition of Grasshopper and recorded as expense in the GoTo Business’ historical combined statement of income for the year ended December 31, 2015, as well as the elimination of non-recurring transaction fees of $2.7 million incurred by Grasshopper in connection with the same transaction and recorded as expense in Grasshopper’s historical unaudited combined statement of income for the period from January 1, 2015 to May 18, 2015, because the expenses are not expected to have a continuing impact on the operations of the combined business.

(i)	Represents the elimination of $20.3 million of non-recurring transaction-related costs, primarily consisting of closing bonuses, incurred in connection with the GoTo Business’ acquisition of Grasshopper and recorded as expense in Grasshopper’s historical unaudited combined statement of income for the period from January 1, 2015 to May 18, 2015, because the expenses are not expected to have a continuing impact on the operations of the combined business.

(j)	Represents an aggregate adjustment to record a net income tax benefit of $1.0 million resulting from (i) an adjustment to record an income tax provision for the net pro forma adjustments related to the Merger and (ii) an income tax benefit for Grasshopper’s historical net loss before income taxes in the period from January 1, 2015 to May 18, 2015 as a result of the tax benefit being realizable based on LMI’s income before taxes in the same period, both determined using a blended federal and state statutory tax rate of 39%.

GoTo Business Merger Pro Forma Adjustments

(k)	Represents a reduction to revenue of $32.3 million for the year ended December 31, 2015 and of $2.0 million for the six months ended June 30, 2016 resulting from the impact to the statement of operations of the pro forma adjustment to record deferred revenue acquired in the GoTo Business acquisition at its fair value in accordance with the acquisition method of accounting, assuming the Merger was completed on January 1, 2015.

LogMeIn, Inc.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)

(l)	Represents incremental amortization expense related to the fair value of identifiable intangible assets acquired by LMI in connection with the Merger, assuming the acquisition of the GoTo Business had occurred on January 1, 2015, as follows (in thousands):

	Year Ended December 31, 2015	Six Months Ended June 30, 2016
Completed technology amortization	$46,859	$31,237

Pro forma amortization expense included in cost of revenue	46,859	31,237
Less: Amortization expense included in cost of revenue in GoTo Business’ historical financial statements	(32,410)	(17,609)

Net adjustment	$14,449	$13,628

Customer relationships amortization	$127,734	$69,692
Trademarks amortization	9,347	4,779

Pro forma amortization expense included in amortization of intangibles	137,081	74,471
Less: Amortization expense included in amortization of intangibles in GoTo Business’ historical financial statements	(11,254)	(7,138)

Net adjustment	$125,827	$67,333

The completed technology, customer relationships and trademark intangible assets expected to be recorded in LMI’s acquisition of the GoTo Business are estimated to have fair values of $383.4 million, $734.2 million and $68.2 million, respectively, and are being amortized over their estimated useful lives of 9 years, 8 years and 9 years, respectively. Amortization of the acquired intangible assets in the Merger with the GoTo Business will be recognized using an economic consumption model over the estimated useful life of each respective asset, which represents the period over which LMI expects the related cash flows to be realized. Assuming the acquisition of the GoTo Business had occurred on January 1, 2015, future annual amortization expense as of December 31, 2015 related to the acquired intangible assets is estimated as follows: $209.6 million in 2016, $176.2 million in 2017, $144.2 million in 2018, $110.9 million in 2019, $83.5 million in 2020 and $277.5 million thereafter.

(m)	Represents incremental stock-based compensation expense related to the restricted stock units for approximately 697,088 shares of LMI common stock that LMI expects to be issued as replacement awards in connection with the Merger (see Note 5). The aggregate fair value of those awards of $63.1 million has been estimated using $90.52 per share, which was the last reported sale price of LMI’s common stock on The NASDAQ Global Select Market on September 6, 2016. Of that amount, $26.9 million was allocated to purchase consideration and $36.2 million was allocated to future employee services and will be expensed as stock-based compensation on a straight-line basis over the remaining service periods of those awards. The adjustment to record the incremental stock-based compensation expense related to these restricted stock units is as follows (in thousands):

	Year Ended December 31, 2015	Six Months Ended June 30, 2016
Cost of revenue	$667	$172
Research and development	4,763	1,128
Sales and marketing	4,329	1,097
General and administrative	922	190

Total	$10,681	$2,587

LogMeIn, Inc.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)

(n)	Represents (i) the elimination of non-recurring transaction fees of $1.0 million incurred by LMI in connection with the Merger and recorded as general and administrative expense in LMI’s historical unaudited condensed consolidated statement of operations for the six months ended June 30, 2016 and (ii) the elimination of non-recurring transaction fees incurred by the GoTo Business in connection with the Merger of $2.1 million recorded as general and administrative expense in the GoTo Business’ historical combined statement of income for the year ended December 31, 2015 and of $10.8 million recorded as separation expense in the GoTo Business’ historical unaudited condensed combined statement of income for the six months ended June 30, 2016, because the expenses are not expected to have a continuing impact on the operations of the combined business. No transaction fees were incurred by LMI in connection with the Merger during the year ended December 31, 2015.

(o)	Represents an aggregate adjustment of $54.4 million for the year ended December 31, 2015 and $22.1 million for the six months ended June 30, 2016 to record an income tax benefit for the net pro forma adjustments related to the Merger, determined using an estimated blended federal, state and foreign statutory tax rate of 30%.

(p)	The weighted average shares outstanding used to compute basic and diluted net loss per share for the year ended December 31, 2015 and the six months ended June 30, 2016 have been adjusted to give effect to the expected issuance of 26,868,269 shares of LMI common stock in connection with the Merger, as if such issuances had occurred on January 1, 2015.

(q)	The weighted average shares outstanding used to compute diluted net loss per share for the year ended December 31, 2015 and the six months ended June 30, 2016 have been adjusted by 954,000 shares and 697,000 shares, respectively, due to net loss reported in those periods on a pro forma basis.

8.	Items Not Included in Pro Forma Combined Statements of Operations

The unaudited pro forma combined statements of operations do not include any non-recurring transaction fees incurred by LMI or the GoTo Business after June 30, 2016 as those fees are not expected to have a continuing impact on the operations of the combined business.

The unaudited pro forma combined statements of operations also do not include the impacts of any revenue, cost or other operating synergies that may result from the Merger or any related restructuring costs that may be contemplated.

HISTORICAL PER SHARE DATA, MARKET PRICE AND DIVIDEND DATA

Historical and Pro Forma Per Share Data

The summary below sets forth certain historical per share information for LMI and unaudited pro forma per share information of the combined company as if the GoTo Business and LMI had been combined as of and for the periods presented. The historical per share data of LMI as of and for the year ended December 31, 2015 has been derived from the audited consolidated financial statements of LMI included in LMI’s most recent Annual Report on Form 10-K, which is incorporated by reference into this proxy statement/prospectus-information statement. The historical per share data of LMI as of and for the six months ended June 30, 2016 has been derived from the unaudited condensed consolidated financial statements of LMI included in LMI’s most recent Quarterly Report on Form 10-Q, which is incorporated by reference into this proxy statement/prospectus-information statement. The unaudited pro forma combined per share data for the year ended December 31, 2015 and as of and for the six months ended June 30, 2016 has been derived from the unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus-information statement. See “Unaudited Pro Forma Combined Financial Information.” The pro forma amounts in the table below are presented for illustrative purposes only and are not necessarily indicative of what the financial position or the results of operations of the combined company would have been had the Merger occurred as of the date or for the period presented. The pro forma amounts also do not indicate what the financial position or results of operations of the combined company will be in the future. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies that LMI expects to result from the Merger.

	As of and for the Year Ended December 31, 2015		As of and for the Six Months Ended June 30, 2016
(shares in thousands)	Historical	Pro Forma	Historical	Pro Forma
Net income (loss) per share—Basic	$0.59	$(0.97)	$0.06	$(0.74)
Net income (loss) per share—Diluted	$0.56	$(0.97)	$0.06	$(0.74)
Weighted average common shares outstanding—Basic	24,826	51,695	25,144	52,012
Weighted average common shares outstanding—Diluted	25,780	51,695	25,841	52,012
Book value per share of common stock	$8.27	N/A	$8.10	$50.44
Dividends declared per share of common stock	$—	$—	$—	$0.50

Historical Market Price and Dividend Information of LMI Common Stock

LMI common stock currently trades on the NASDAQ Global Select Market under the ticker symbol “LOGM.” On July 25, 2016, the last trading day before the announcement of the Transactions, the closing price of LMI common stock was $65.31 per share. On September 6, 2016, the last practicable trading day for which information is available as of the date of this proxy statement/prospectus-information statement, the closing price of LMI common stock was $90.52 per share. The following table sets forth the high and low prices per share of LMI common stock on the NASDAQ Global Select Market for the periods indicated. For current price information, LMI and Citrix stockholders are urged to consult publicly available sources.

	LMI Common Stock
	High	Low
Year Ending December 31, 2016
Third Quarter (through September 6, 2016)	$91.72	$59.06
Second Quarter	$65.90	$47.36
First Quarter	$65.94	$35.00
Year Ended December 31, 2015
Fourth Quarter	$74.77	$64.65
Third Quarter	$75.42	$56.64
Second Quarter	$70.00	$54.56
First Quarter	$58.16	$45.06
Year Ended December 31, 2014
Fourth Quarter	$53.38	$40.92
Third Quarter	$50.00	$39.06
Second Quarter	$47.69	$37.06
First Quarter	$47.57	$31.08

LMI had never declared or paid dividends on its common stock prior to July 26, 2016. On July 26, 2016, the LMI Board of Directors declared a cash dividend of $0.50 per share of LMI common stock, payable to LMI’s stockholders of record as of August 8, 2016. The dividend was paid on August 26, 2016. The LMI Board of Directors also intends to declare and pay two additional cash dividends, each of which would be up to $0.50 per share of LMI common stock, as permitted by the Merger Agreement.

Per the terms of the Merger Agreement, LMI is currently restricted from declaring and paying any dividends, other than the dividends described above, prior to the effective time of the Merger. Any determination as to the declaration of future dividends following such time is at the sole discretion of the LMI Board of Directors. Following the Merger, the reconstituted LMI Board of Directors intends to consider the declaration and payment of any additional future dividends based on a number of factors, including the results of LMI’s operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the LMI Board of Directors deems relevant.

Market price data for GetGo common stock has not been presented because GetGo is a wholly owned subsidiary of Citrix, and shares of GetGo common stock do not trade separately from shares of Citrix common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF LMI

The table below sets forth, as of September 1, 2016, the beneficial ownership, determined in accordance with the rules of the SEC, of LMI common stock held by the following individuals or entities:

•	each person or group of persons known to LMI to beneficially own more than 5% of the outstanding shares of LMI common stock;

•	each of LMI’s current named executive officers;

•	each of LMI’s current directors; and

•	all current directors and executive officers of LMI as a group.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Shares Acquirable Within 60 Days(3)	Total Beneficial Ownership	Percentage of LMI Common Stock Beneficially Owned(4)
Named Executive Officers and Directors:
William R. Wagner(5)	32,750	17,500	50,250	*
Edward K. Herdiech(6)	4,009	—	4,009	*
Lawrence M. D’Angelo	—	—	—	—
Michael J. Donahue(7)	4,000	30	4,030	*
Matthew P. Kaplan(8)	10,096	5,000	15,096	*
Michael K. Simon(9)	850,648	120,000	970,648	3.8%
Steven J. Benson(10)	3,276	—	3,276	*
Steven G. Chambers(11)	710	5,250	5,960	*
Michael J. Christenson(12)	10,026	90,000	100,026	*
Edwin J. Gillis(13)	29,752	—	29,752	*
Gregory W. Hughes(14)	4,738	30,000	34,738	*
Marilyn Matz(15)	1,950	5,250	7,200	*
All Directors and Executive Officers as a Group (13 persons)(16)	951,955	281,780	1,233,735	4.8%
5% Stockholders:
Victory Capital Management, Inc.(17)	2,511,281	—	2,511,281	9.9%
BlackRock Inc.(18)	2,413,604	—	2,413,604	9.5%
The Vanguard Group, Inc.(19)	1,956,927	—	1,956,927	7.7%

*	Less than 1% of the outstanding common stock.
(1)	Unless otherwise indicated, the address of each beneficial owner listed is c/o LogMeIn, Inc., 320 Summer Street, Boston, Massachusetts 02210.
(2)	For each person, the “Number of Shares Beneficially Owned” column may include shares of LMI common stock attributable to the person because of that person’s voting or investment power or other relationship. The inclusion in the table of any shares, however, does not constitute an admission of beneficial ownership of those shares by the named stockholder. Unless otherwise indicated, each person in the table has sole voting and investment power over the shares listed.
(3)	The number of shares of LMI common stock beneficially owned by each person is determined under rules promulgated by the SEC. Under these rules, a person is deemed to have “beneficial ownership” of any shares held, plus any shares that the person may acquire within 60 days, including through the exercise of stock options or the vesting of RSUs. Unless otherwise indicated, for each person named in the table, the number in the “Shares Acquirable Within 60 Days” column consists of shares covered by stock options that may be exercised within 60 days after September 1, 2016 and shares covered by RSUs that become vested within 60 days after September 1, 2016.

(4)	The percent ownership for each LMI stockholder on September 1, 2016 is calculated by dividing (i) the total number of shares beneficially owned by the stockholder by (ii) the number of shares of LMI common stock outstanding on September 1, 2016 (25,448,146 shares) plus any shares acquirable by the stockholder within 60 days after September 1, 2016.
(5)	Consists of (a) 32,750 shares of LMI common stock held directly by Mr. Wagner and (b) 17,500 shares of LMI common stock issuable upon the exercise of stock options.
(6)	Consists of 4,009 shares of LMI common stock held directly by Mr. Herdiech.
(7)	Consists of (a) 4,000 shares of LMI common stock held directly by Mr. Donahue and (b) 30 shares of LMI common stock issuable upon the exercise of stock options.
(8)	Consists of (a) 10,096 shares of LMI common stock held directly by Mr. Kaplan and (b) 5,000 shares of LMI common stock issuable upon the exercise of stock options.
(9)	Consists of (a) 807,948 shares of LMI common stock held directly by Mr. Simon, (b) 42,700 shares of LMI common stock held in trust for the benefit of Mr. Simon’s children, and (c) 120,000 shares of LMI common stock issuable to Mr. Simon upon the exercise of stock options.
(10)	Consists of 3,276 shares of LMI common stock held directly by Mr. Benson.
(11)	Consists of (a) 710 shares of LMI common stock directly by Mr. Chambers and (b) 5,250 shares of LMI common stock issuable to Mr. Chambers upon the exercise of stock options.
(12)	Consists of (a) 10,026 shares of LMI common stock held directly by Mr. Christenson and (b) 90,000 shares of LMI common stock issuable to Mr. Christenson upon the exercise of stock options.
(13)	Consists of 29,752 shares of LMI common stock held directly by Mr. Gillis.
(14)	Consists of (a) 4,738 shares of LMI common stock held directly by Mr. Hughes and (b) 30,000 shares of LMI common stock issuable to Mr. Hughes upon the exercise of stock options.
(15)	Consists of (a) 1,950 shares of LMI common stock held directly by Ms. Matz and (b) 5,250 shares of LMI common stock issuable to Ms. Matz upon the exercise of stock options.
(16)	Consists of an aggregate of (i) 951,955 shares of LMI common stock held directly by LMI executive officers and directors and (ii) an aggregate of 284,405 shares of LMI common stock acquirable by LMI executive officers and directors within 60 days through the exercise of stock options or the vesting of RSUs.
(17)	This information is based solely on the Form 13F filed with the SEC by RS Investment Management Co., LLC on July 26, 2016 reporting LMI share ownership for the period ending June 30, 2016. RS Investment Management Co., LLC was acquired by Victory Capital Management Inc. effective July 29, 2016. The principal business address for Victory Capital Management Inc. (as successor to RS Investment Management Co., LLC) is One Bush Street, Suite 900, San Francisco, CA 94104.
(18)	This information is based solely on the Form 13F filed with the SEC by BlackRock Inc. on August 10, 2016 reporting LMI share ownership for the period ending June 30, 2016. The principal business address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.
(19)	This information is based solely on the Form 13F filed with the SEC by The Vanguard Group, Inc. on August 10, 2016 reporting LMI share ownership for the period ending June 30, 2016. The principal business address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

DESCRIPTION OF CAPITAL STOCK OF LMI BEFORE AND AFTER THE MERGER

The following description of the material terms of the capital stock of LMI includes a summary of certain provisions of LMI’s restated certificate of incorporation, which we refer to as LMI’s certificate of incorporation, and second amended and restated bylaws, as amended, which we refer to as LMI’s bylaws. The following description does not purport to be complete, and all stockholders are urged to read LMI’s certificate of incorporation and bylaws in their entirety. After the Merger, LMI’s certificate of incorporation and bylaws will remain unchanged, other than pursuant to the proposed Charter Amendment if approved by LMI stockholders at the special meeting. GetGo has its own certificate of incorporation and bylaws that are currently in effect, and certain provisions are summarized below in “Description of GetGo Capital Stock.”

Certain of provisions described below under “Certain Anti-Takeover Effects of Various Provisions of Delaware Law and LMI’s Certificate of Incorporation and Bylaws” could have the effect of discouraging transactions that might lead to a change in control of LMI. For example, the LMI certificate of incorporation and bylaws:

•	permit the LMI Board of Directors to issue shares of preferred stock in one or more series without further authorization of the stockholders of LMI;

•	provide that the LMI Board of Directors is classified, with directors serving staggered, three-year terms so that not all members of the LMI Board of Directors are elected at one time;

•	prohibit stockholder action by written consent; and

•	require stockholders to provide advance notice of any stockholder nomination of directors or any proposal of new business to be considered at any meeting of stockholders.

Description of Capital Stock of LMI

Authorized Shares

Under LMI’s certificate of incorporation, without taking into account the proposed Charter Amendment, the total authorized capital stock of LMI consists of 75,000,000 shares of common stock, par value $0.01 per share, which we refer to as LMI common stock, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of September 1, 2016, there were 25,448,146 shares of LMI common stock issued and outstanding and held by 8 stockholders of record. This number of stockholders does not include stockholders for whom shares are held in “nominee” or “street” name. While we are unable to estimate the actual number of beneficial holders of LMI common stock, we believe the number of beneficial holders is substantially higher than the number of stockholders of record of shares of LMI common stock.

Holders of LMI common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by LMI’s stockholders shall be determined by a majority of the votes cast by the stockholders entitled to vote on the election unless the election is contested, in which case a plurality of the votes cast by the stockholders entitled to vote on the election would be required. Holders of LMI common stock are entitled to receive proportionately any dividends as may be declared by the LMI Board of Directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of LMI’s liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of LMI common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of LMI common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

There are currently no shares of preferred stock of LMI issued or outstanding.

Although the LMI Board of Directors has no intention at the present time of doing so, under the terms of the LMI certificate of incorporation the LMI Board of Directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The LMI Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. It could issue a series of preferred stock that, depending on the terms of such series, impede the completion of the Merger or of an alternate merger, tender offer or other takeover attempt, but such issuance would require Citrix’s consent pursuant to the terms of the Merger Agreement.

The purpose of authorizing the LMI Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock of LMI.

Dividend Policy of LMI

LMI had never declared or paid dividends on its common stock prior to July 26, 2016. On July 26, 2016, the LMI Board of Directors declared a cash dividend of $0.50 per share of LMI common stock, payable to LMI’s stockholders of record as of August 8, 2016. The dividend was paid on August 26, 2016. Prior to the effective time of the Merger, the LMI Board of Directors also intends to declare and pay two additional cash dividends, each of which could be up to $0.50 per share of LMI common stock, as permitted by the Merger Agreement.

Per the terms of the Merger Agreement, LMI is currently restricted from declaring and paying any dividends, other than the dividends described above, prior to the effective time of the Merger. Any determination as to the declaration of future dividends following such time is at the sole discretion of the LMI Board of Directors. Following the Merger, the reconstituted LMI Board of Directors intends to consider the declaration and payment of any additional future dividends based on a number of factors, including the results of LMI’s operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the LMI Board of Directors deems relevant. In addition, LMI’s existing credit facilities contain certain financial and operating covenants that may restrict LMI’s ability to pay dividends in the future.

Certain Provisions in the Certificate of Incorporation and Bylaws of LMI

Board of Directors

The LMI bylaws provide that the total number of LMI directors will be fixed from time to time by the LMI Board of Directors, subject to certain rights of the holders of any series of preferred stock to elect directors under specified circumstances. The LMI certificate of incorporation and bylaws provide that any vacancy on the LMI Board of Directors, including a vacancy resulting from an enlargement of the Board of Directors, may be filled only by a vote of a majority of the directors in office. LMI currently has eight directors. In accordance with the Merger Agreement, LMI will take all action necessary such that as of the effective time of the Merger, the LMI Board of Directors will consist of nine directors, comprised of five existing LMI directors and four nominees who have been designated by Citrix and found reasonably satisfactory by the LMI nominating and corporate governance committee. The four additional Citrix-designated directors will be assigned to the staggered classes of the LMI Board as evenly as possible and LMI will include the applicable Citrix-designated directors in the slate of directors recommended by the LMI Board of Directors at the next annual meetings of LMI stockholders to occur following the Merger.

The LMI certificate of incorporation and bylaws divide the LMI Board of Directors into three classes with staggered three-year terms. In addition, the LMI certificate of incorporation and bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of the shares of capital stock of LMI present in person or by proxy and entitled to vote. The classification of the LMI Board of Directors and the limitations on the ability of LMI stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of LMI.

Nominations of persons for election to the LMI Board of Directors may be made at an annual meeting of stockholders or at a special meeting of stockholders called for such purpose by or at the direction of the LMI Board of Directors, or by any stockholder entitled to vote in such meeting who provides timely notice to LMI’s secretary.

The LMI Board of Directors may hold regular meetings without notice immediately after and at the same place as the annual meeting of stockholders and at any other time and place determined from time to time by the LMI Board of Directors, provided that any director absent when such determination is made shall be given notice of the time and place. Special meetings may be held, upon notice to each director, at any time upon the call of the chief executive officer of LMI, the president of LMI, the chairman of the LMI Board of Directors or two or more directors. The greater of a majority of the total number of directors in office and one-third of the number of directors established by the LMI Board of Directors in accordance with the LMI bylaws will constitute a quorum. Unless a greater number is required by law or by the LMI certificate of incorporation, the directors present at any meeting at which a quorum is present may act by majority vote. The LMI Board of Directors may act without a meeting by unanimous written consent.

Stockholders

The LMI bylaws provide that an annual meeting of stockholders for the purpose of electing directors and of transacting any other business as may properly come before it will be held each year. A stockholder may bring business before an annual meeting of stockholders by giving timely notice in writing to LMI’s secretary in accordance with the provisions of the LMI bylaws. Under the LMI bylaws, a special meeting of the stockholders may be called at any time by the LMI Board of Directors, the Chairman of the LMI Board of Directors or the chief executive officer of LMI.

The LMI bylaws and the DGCL provide that, unless otherwise required by law, notice of the time, place and purpose or purposes of every meeting of stockholders must be given to each stockholder of record entitled to vote at the meeting not less than ten days and not more than 60 days before the date of the meeting.

NASDAQ Listing

LMI common stock began trading on the NASDAQ Global Select Market under the ticker symbol “LOGM” on July 1, 2009. After the Merger, shares of LMI common stock will continue to trade on the NASDAQ Global Select Market under the same ticker symbol.

Limitation of Liability of Directors; Indemnification of Directors

LMI’s certificate of incorporation provides that no director shall be personally liable to LMI or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. The principal effect of the limitation on liability provision is that an LMI stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability under one of the foregoing exceptions. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws or eliminate a director’s duty of care.

LMI’s certificate of incorporation provides that it will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of LMI) by reason of the fact that he or she is or was, or has agreed to become, its director or officer, or is or was serving, or has agreed to serve, at its request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, LMI’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

LMI’s certificate of incorporation also provides that it will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in LMI’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, its director or officer, or is or was serving, or has agreed to serve, at its request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, its best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to LMI, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by LMI against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If LMI does not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

LMI has entered into indemnification agreements with each of its directors. In general, these agreements provide that LMI will indemnify the director to the fullest extent permitted by law for claims arising in his capacity as a director, officer, employee or agent of LMI provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, its best interests and, with respect to any criminal proceeding, had no reasonable basis to believe that his conduct was unlawful. In the event that LMI does not assume the defense of a claim against a director, LMI will be required to advance expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

LMI maintains a general liability insurance policy which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Exclusive Forum

Under LMI’s bylaws, certain claims can only be brought before the Court of Chancery of the State of Delaware, unless LMI consents to a different forum. This exclusive forum provision applies to any derivative action brought on behalf of LMI, any action asserting a claim for breach of fiduciary duty by any director, officer, employee or agent of LMI, any action brought pursuant to the DGCL or any of LMI’s organizational documents, and actions brought under the internal affairs doctrine.

Amendments to the Certificate of Incorporation and Bylaws

Delaware law permits the adoption of amendments to the certificate of incorporation if those amendments are approved and declared advisable by the board of directors of the corporation and adopted by the holders of a majority of the outstanding shares of stock of the corporation, unless the certificate of incorporation requires a greater vote. LMI’s bylaws may be amended or repealed by the LMI Board of Directors or the affirmative vote of the holders of at least 75% of the votes that all LMI stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all LMI stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of LMI’s certificate of incorporation described above.

Under LMI’s certificate of incorporation and bylaws, the LMI Board of Directors is expressly empowered to adopt, amend or repeal LMI’s bylaws. LMI stockholders also may amend, adopt or repeal LMI’s bylaws.

Transfer Agent

The transfer agent for LMI common stock is American Stock Transfer & Trust Company. LMI stockholders should contact LMI’s transfer agent, at the phone number or address listed below, if they have questions concerning transfer of ownership or other matters pertaining to their stock accounts.

American Stock Transfer & Trust Company

6201 15th Avenue

Brooklyn, NY 11219

Telephone: (800) 937-5449

DESCRIPTION OF GETGO CAPITAL STOCK

The following description of the material terms of the capital stock of GetGo includes a summary of certain provisions of GetGo’s certificate of incorporation, which we refer to as GetGo’s certificate of incorporation, and bylaws, which we refer to as GetGo’s bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of GetGo’s certificate of incorporation or GetGo’s bylaws.

GetGo’s authorized capital stock currently consists of 100 shares of common stock, par value $0.01 per share, all of which are issued and outstanding and held by Citrix. A holder of GetGo common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative voting rights. The holders of GetGo common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by GetGo’s Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of GetGo, holders of its common stock will be entitled to ratable distribution of its assets remaining after the payment in full of its liabilities. Holders of GetGo common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the GetGo common stock.

Prior to the Distribution, GetGo will amend its certificate of incorporation to increase the number of authorized shares of GetGo common stock so that it exceeds the number of shares to be distributed to Citrix stockholders in connection with the Distribution. GetGo will distribute all of the outstanding shares of GetGo common stock pro rata to Citrix’s stockholders on the record date of the Distribution. Holders of Citrix common stock will retain all of their shares of Citrix common stock, and the Transactions will not affect any rights of Citrix stockholders with respect to those shares.

In the Merger, each issued and outstanding share of GetGo common stock will be converted into the right to receive one share of LMI common stock and cash in lieu of fractional shares, if any.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS BEFORE AND AFTER THE TRANSACTIONS

Each of LMI, GetGo and Citrix is a Delaware corporation and subject to the provisions of the DGCL. The rights of the holders of Citrix common stock are governed by Citrix’s amended and restated certificate of incorporation, which we refer to as Citrix’s certificate of incorporation, and Citrix’s amended and restated bylaws, which we refer to as Citrix’s bylaws. The rights of the holders of LMI common stock are governed by LMI’s restated certificate of incorporation, which we refer to as LMI’s certificate of incorporation, and LMI’s second amended and restated bylaws, as amended, which we refer to as LMI’s bylaws.

Following the Merger, holders of Citrix common stock will continue to own the shares of Citrix common stock that such holders owned prior to the Merger, subject to the same rights as prior to the Separation, the Distribution and the Merger, except that their shares of Citrix common stock will represent an interest in Citrix that no longer reflects the ownership and operation of the GoTo Business. In addition, Citrix stockholders entitled to shares of GetGo common stock in the Distribution will also own shares of LMI common stock after the Merger. Following the Merger, holders of LMI common stock will continue to own the shares of LMI common stock that such holders owned prior to the Merger, subject to the same rights as prior to the Separation, the Distribution and the Merger, except that their shares of LMI common stock will represent an interest in LMI that also reflects the ownership and operation of the GoTo Business.

The following description summarizes the material differences between the rights associated with Citrix common stock and LMI common stock that may affect Citrix stockholders who receive shares of LMI common stock in connection with the Separation, the Distribution and the Merger. Since LMI stockholders will not receive additional shares of LMI common stock in connection with the Merger, the rights of such stockholders with respect to their shares of LMI common stock will not be impacted by the Merger. Although LMI and Citrix believe that this summary covers the material differences between the rights of the two groups of stockholders, this summary may not contain all of the information that is important to you and does not purport to be a complete discussion of stockholders’ rights. The identification of specific differences is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the DGCL, as well as LMI’s certificate of incorporation, LMI’s bylaws, Citrix’s certificate of incorporation and Citrix’s bylaws, copies of which have been filed with the SEC and are incorporated by reference. See “Where You Can Find Additional Information; Incorporation By Reference.”

Comparison of Rights of Stockholders

Stockholder Right	LMI	Citrix
Amendment of the Certificate of Incorporation	The DGCL generally permits the adoption of amendments to the certificate of incorporation if those amendments are approved and declared advisable by the board of directors of the corporation and adopted by the holders of a majority of the outstanding shares of stock of the corporation, unless the certificate of incorporation requires a greater vote. For amendments to certain provisions, LMI’s certificate of incorporation requires approval of the holders of at least 75% of the shares of LMI common stock entitled to vote at an election of directors.	The DGCL generally permits the adoption of amendments to the certificate of incorporation if those amendments are approved and declared advisable by the board of directors of the corporation and adopted by the holders of a majority of the outstanding shares of stock of the corporation, unless the certificate of incorporation requires a greater vote. For amendments to certain provisions, Citrix’s certificate of incorporation requires approval of the holders of at least 75% of the shares of Citrix common stock entitled to vote at an election of directors.

Amendment of the Bylaws	Under LMI’s certificate of incorporation and bylaws, the LMI Board of Directors is expressly empowered to adopt, amend or repeal the LMI bylaws. LMI stockholders also may amend, adopt or repeal the LMI bylaws by the affirmative vote of the holders of at least 75% of the votes that all the stockholders would be entitled to cast in any annual election of directors or class of directors.	Under Citrix’s certificate of incorporation and bylaws, the Citrix Board of Directors is expressly empowered to adopt, amend or repeal the Citrix bylaws. Citrix stockholders also may amend, adopt or repeal the Citrix bylaws by the affirmative vote of holders of at least 66 2/3% of the shares of Citrix common stock entitled to vote at an election of directors.

Authorized Capital Stock	Under LMI’s certificate of incorporation, without taking into account the proposed Charter Amendment, LMI is authorized to issue a total of 80,000,000 shares of capital stock, consisting of (1) 75,000,000 shares of common stock with a par value of $.01 per share and (2) 5,000,000 shares of preferred stock with a par value of $.01 per share.	Under Citrix’s certificate of incorporation, Citrix is authorized to issue a total of 1,005,000,000 shares of capital stock, consisting of (1) 1,000,000,000 shares of common stock with a par value of $.001 per share and (2) 5,000,000 shares of preferred stock with a par value of $.01 per share.

Preferred Stock	LMI’s certificate of incorporation permits the LMI Board of Directors to issue shares of preferred stock in any series and to establish the designation, powers, preferences and rights of the shares in such series, without approval of LMI’s stockholders, subject to any limitations prescribed by the DGCL.	Citrix’s certificate of incorporation also permits the Citrix Board of Directors to issue shares of preferred stock in any series and to establish the designation, powers, preferences and rights of the shares in such series, without approval of Citrix’s stockholders, subject to any limitations prescribed by the DGCL.

Voting Rights	Under LMI’s certificate of incorporation, LMI stockholders are entitled to one vote per share of common stock on all matters duly submitted to stockholders for their vote (except that common stockholders	Under Citrix’s certificate of incorporation, Citrix stockholders are entitled to one vote per share of common stock on all matters duly submitted to stockholders for their vote.

Stockholder Right	LMI	Citrix

shall not be entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series to vote thereon).

LMI’s bylaws establish a majority voting standard for director elections, which requires that a director receive more votes for election than against election for that director to be elected. In a contested election, however, a plurality voting standard applies.

The right to cumulate votes in the election of directors does not exist with respect to shares of LMI common stock.

The Citrix bylaws establish a majority voting standard for director elections, which requires that a director receive more votes for election than against election for that director to be elected. In a contested election, however, a plurality voting standard applies.

The right to cumulate votes in the election of directors does not exist with respect to shares of Citrix common stock.

Number and Classification of the Board of Directors	LMI’s certificate of incorporation and bylaws provide that the total number of LMI directors will be fixed from time to time by the LMI Board of Directors. The LMI Board of Directors is divided into three classes with staggered, three-year terms. Each class consists as nearly as possible of 1/3rd of the total number of directors then serving.	Citrix’s certificate of incorporation and bylaws provide that the total number of Citrix directors will be fixed from time to time by a majority of the Citrix Board of Directors. Each member of the Citrix Board of Directors is elected annually to hold office for a one-year term expiring at the next annual meeting of stockholders.

Removal of Directors	Under LMI’s certificate of incorporation and bylaws, LMI directors may be removed only for cause and only by the holders of at least 75% of the shares of LMI common stock entitled to vote at an election of directors.	Under Citrix’s certificate of incorporation and bylaws, Citrix directors may be removed without cause only by the holders of at least 75% of the shares of Citrix common stock entitled to vote at an election of directors. Citrix directors may be removed with cause only by the holders of at least a majority of the shares of Citrix common stock entitled to vote at an election of directors.

Vacancies on the Board of Directors	LMI’s certificate of incorporation and bylaws provide that any vacancy or newly-created directorship on the LMI Board of Directors, however occurring, shall be filled only by a majority vote of the directors remaining in office (even though less than a quorum) or by the sole remaining director, and shall not be filled by the stockholders.

Citrix’s certificate of incorporation and bylaws provide that any vacancy or newly-created directorship on the Citrix Board of Directors, however occurring, shall be filled only by a majority vote of the directors remaining in office (even if less than a quorum) or by the sole remaining director, and shall not be filled by the stockholders.

Stockholder Right	LMI	Citrix
Special Meetings	Under LMI’s bylaws, special meetings of LMI stockholders may be called only by the LMI Board of Directors, the Chairman of the LMI Board of Directors or the chief executive officer of LMI. Stockholders do not have the right to call a special meeting.	Under Citrix’s certificate of incorporation and bylaws, special meetings of Citrix stockholders may be called only by a majority of the Citrix Board of Directors, the Chairman of the Citrix Board of Directors or the President of Citrix. Stockholders do not have the right to call a special meeting.

Action by Written Consent	LMI’s certificate of incorporation and bylaws provide that any action permitted to be taken by LMI stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by written consent of such stockholders.	Citrix’s certificate of incorporation and bylaws provide that any action permitted to be taken by Citrix stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by written consent of such stockholders.

Advance Notice Procedures for Stockholder Proposals or Director Nominations

Under LMI’s bylaws, stockholders who wish to make a proposal or nominate directors at an annual meeting of stockholders must notify LMI no later than the 90th day nor earlier than the 120th day prior to the first anniversary of the date of the preceding year’s annual meeting. However, in the event that an annual meeting is called for on a date that is more than 20 days before or more than 60 days after the first anniversary of the preceding year’s annual meeting, then, in order to be timely, a stockholder’s notice must be received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (1) the 90th day prior to such annual meeting or (2) the tenth day following the day on which notice of the date of such annual meeting was mailed or the date on which LMI first publicly announces the date of such annual meeting.

If LMI calls a special meeting of stockholders for the purpose of electing one or more directors to the LMI Board of Directors, a stockholder may nominate directors for election as specified in LMI’s notice of meeting if such stockholder provides notice to LMI not earlier than the 120th day prior to such special meeting nor later than the later of (1) the close of business on the 90th day prior to such special meeting or (2) the close of

Under Citrix’s bylaws, stockholders who wish to make a proposal or nominate directors at an annual meeting of stockholders must notify Citrix no later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date of the proxy statement mailed to stockholders in connection with the preceding year’s annual meeting. However, in the event that an annual meeting is called for on a date that is more than 30 days before or more than 60 days after the first anniversary of the date of the proxy statement furnished to stockholders in connection with the preceding year’s annual meeting, then, in order to be timely, a stockholder’s notice must be received no earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of (1) the 60th day prior to such annual meeting or (2) the close of business on the 10th day following the day on which Citrix first publicly announces the date of such annual meeting.

If Citrix calls a special meeting of stockholders for the purpose of electing one or more directors to the Citrix Board of Directors, a stockholder may nominate directors for election as specified in Citrix’s notice of meeting if such stockholder provides notice to Citrix not

Stockholder Right	LMI	Citrix

business on the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the LMI Board of Directors to be elected at the special meeting.

A stockholder’s notice must set forth the information required by LMI bylaws with respect to each matter the stockholder proposes to bring before an annual or special meeting.

earlier than the 90th day prior to such special meeting nor later than the later of (1) the close of business on the 60th day prior to such special meeting or (2) the close of business on the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Citrix Board of Directors to be elected at the special meeting.

A stockholder’s notice must set forth the information required by Citrix’s bylaws with respect to each matter the stockholder proposes to bring before an annual or special meeting.

Dividends	LMI’s certificate of incorporation provides that the LMI Board of Directors may declare dividends from time to time in accordance with the DGCL. LMI had never declared or paid dividends on LMI common stock prior to July 26, 2016. On July 26, 2016, the LMI Board of Directors declared a cash dividend of $0.50 per share of LMI common stock, payable to LMI’s stockholders of record as of August 8, 2016. The dividend was paid on August 26, 2016. The LMI Board of Directors also intends to declare and pay two additional cash dividends, each of which would be up to $0.50 per share of LMI common stock, as permitted by the Merger Agreement.	Citrix’s certificate of incorporation and bylaws provide that the Citrix Board of Directors may declare dividends from time to time in accordance with the DGCL.

State Antitakeover Statute	LMI is subject to Section 203 of the DGCL, which regulates corporate takeovers and generally prohibits a publicly-held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.	Citrix is also subject to Section 203 of the DGCL.
Stockholder Rights Plan	LMI does not maintain a stockholder rights plan.	Citrix does not maintain a stockholder rights plan.

Stockholder Right	LMI	Citrix

Limitation of Liability of Directors

As permitted by the DGCL, LMI’s certificate of incorporation provides that the directors of LMI will not be personally liable to LMI or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by law.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as amended.

As permitted by the DGCL, Citrix’s certificate of incorporation provides that the directors of Citrix will not be personally liable to Citrix or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for a breach of a director’s duty of loyalty to Citrix or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, which pertains to unlawful dividends, stock purchases, redemptions and similar transactions, or (4) for any transaction from which a director derived an improper personal benefit.

Exclusive Forum	LMI’s bylaws provide that, unless LMI consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for each of the following: (1) any derivative action or proceeding brought on behalf of LMI, (2) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, other employee or stockholder of LMI to LMI or its stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, LMI’s certificate of incorporation or LMI’s bylaws (in each case, as they may be amended from time to time) or (4) any action asserting a claim governed by the internal affairs doctrine.	Citrix’s bylaws provide that, unless Citrix consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for each of the following: (1) any derivative action or proceeding brought on behalf of Citrix, (2) any action asserting a claim for breach of a fiduciary duty owed by any director, officer or other employee of Citrix to Citrix or its stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, Citrix’s certificate of incorporation or Citrix’s bylaws or (4) any action asserting a claim against Citrix governed by the internal affairs doctrine.

CERTAIN ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF DELAWARE LAW AND LMI’S CERTIFICATE OF INCORPORATION AND BYLAWS

Provisions of the DGCL LMI’s certificate of incorporation and LMI’s bylaws, contain provisions that may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by LMI stockholders.

Delaware Anti-Takeover Statute

Section 203 of the DGCL generally prevents certain interested stockholders, including a person who beneficially owns 15% or more of LMI’s outstanding common stock, from engaging in certain business combinations with LMI within three years after the person becomes an interested stockholder unless certain approvals are obtained.

No Cumulative Voting

LMI’s stockholders do not have cumulative voting rights with respect to the election of directors.

Size of Board of Directors and Vacancies

LMI’s certificate of incorporation and bylaws provide that the size of the LMI Board of Directors will be fixed exclusively by the LMI Board of Directors. Any newly created directorships, resulting from an increase in the number of authorized directors or any vacancies on the LMI Board of Directors resulting from the death, resignation, retirement, disqualification, removal from office or any other cause, will be filled by a majority vote of the directors then in office (though less than a quorum), and not by the LMI stockholders.

Staggered, Classified Board of Directors

Under LMI’s certificate of incorporation, LMI has a classified board of directors with staggered, three-year terms so that not all members of the LMI Board of Directors are elected at one time.

Removal for Cause

Under LMI’s bylaws, subject to the rights of holders of any series of Preferred Stock, directors of LMI may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors.

Blank Check Preferred Stock

LMI’s certificate of incorporation authorizes the LMI Board of Directors to issue blank check preferred stock.

Stockholder Action by Written Consent

LMI’s certificate of incorporation and bylaws expressly eliminate the right of LMI’s stockholders to act by written consent. Accordingly, all stockholder action must take place at an annual or special meeting of LMI stockholders.

Calling of Annual Meetings

Under LMI’s bylaws, the annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly be brought before the meeting shall be scheduled and may be postponed by the LMI Board of Directors.

Calling of Special Meetings of LMI Stockholders

Under LMI’s certificate of incorporation and bylaws, the LMI Board of Directors, the Chairman of the LMI Board of Directors or the Chief Executive Officer of LMI, exclusively may call a special meeting of the stockholders of LMI. LMI stockholders are not permitted to call, or to require that the LMI Board of Directors call, a special meeting of stockholders. LMI’s bylaws provide that only such business will be conducted at the meeting as has been properly brought before the meeting by LMI’s notice of meeting, and the LMI Board of Directors may by resolution cancel at any time a previously scheduled special meeting.

Advance Notice Requirements

LMI’s bylaws provide that, unless otherwise required by law, notice of each meeting of the LMI stockholders, whether annual or special must be mailed postage prepaid, or sent by electronic transmission not less than 10 or more than 60 days before the date of the meeting, to each stockholder entitled to vote at such meeting, to the stockholder’s address as it appears in the records of LMI. Every such notice must state the place, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person or by proxy and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice of any adjourned meeting of the stockholders is not required to be given if the time and place of the adjourned meeting and the means of remote communications are announced at the meeting where the adjournment takes place. Additionally, nominations for the LMI Board of Directors and the proposal of business to be considered at an annual meeting may be made:

•	by the company in its notice of the meeting;

•	by or at the direction of the LMI Board of Directors; or

•	by any LMI stockholder who was a stockholder of record at the time of giving notice provided for in the bylaws, who is entitled to vote at the meeting and who complies with the requirements set forth in the bylaws.

For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the secretary of LMI and the business proposed must be a proper matter for stockholder action. To be considered timely the notice must be delivered to the secretary at the principal executive offices of LMI no later than the 90th day nor earlier than the 120th day prior to the first anniversary of the date of the preceding year’s annual meeting. However, in the event that an annual meeting is called for on a date that is more than 20 days before or more than 60 days after the first anniversary of the preceding year’s annual meeting, then, in order to be timely, a stockholder’s notice must be received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (1) the 90th day prior to such annual meeting or (2) the tenth day following the day on which notice of the date of such annual meeting was mailed or the date on which LMI first publicly announces the date of such annual meeting.

With respect to special meetings, only such business related to the purpose or purposes stated in the notice of the meeting shall be transacted.

Nominations of persons for directorships may be made at a special meeting where LMI’s notice of meeting provides that directors are to be elected:

•	by, or at the direction of, the LMI Board of Directors; or

•	by any LMI stockholder who was a stockholder of record at the time of giving notice provided for in the bylaws, who is entitled to vote at the meeting and complies with the requirements set forth in the bylaws.

In the event LMI calls a special meeting for the purpose of election of one or more directors to the LMI Board of Directors, a stockholder may nominate a person or persons for election if the stockholder has delivered timely notice to the secretary of LMI at the principal executive offices of LMI not later than the close of business on the later of the 90th day prior to the special meeting or the 10th day following the day on which the public announcement of the special meeting and the nominees proposed by the LMI Board of Directors was made and no earlier than the 120th day prior to the special meeting. LMI’s bylaws also specify requirements as to the form and content of a stockholder’s notice.

Amendments to the Bylaws

LMI’s certificate of incorporation and bylaws expressly authorize the LMI Board of Directors to amend, adopt or repeal LMI’s bylaws by resolution of the Board.

Authorized but Unissued Shares

LMI’s authorized but unissued shares of common stock and preferred stock under its certificate of incorporation are available for future issuance without the approval of LMI stockholders. LMI may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of LMI by means of a proxy contest, tender offer, merger or otherwise.

Limited Liability of Directors and Officers

LMI’s certificate of incorporation provides that, to the fullest extent permitted by law, the directors of LMI shall not be personally liable to LMI or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of LMI shall be eliminated or limited to the fullest extent permitted by DGCL as so amended.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ancillary Agreements

LMI, Citrix and GetGo or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions will enter into, ancillary agreements relating to the Transactions and various interim and ongoing relationships between LMI, Citrix and GetGo. See “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Code of Business Conduct and Ethics

LMI recognizes that transactions between LMI and any of its directors or executives can present potential or actual conflicts of interest and create the appearance that decisions are based on considerations other than the best interests of LMI and its stockholders. Therefore, as a general matter and in accordance with LMI’s Code of Business Conduct and Ethics, it is LMI’s preference to avoid such transactions. Nevertheless, LMI recognizes that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of LMI. Therefore, LMI has adopted a formal written policy which requires LMI’s audit committee, Board of Directors or Legal Department, as applicable, to review and, if appropriate, to approve or ratify any such transactions. Pursuant to the policy, the audit committee or the Board of Directors will review any material transaction or relationship that involves any of LMI’s directors or executive officers and reasonably could give rise to an actual or apparent conflict of interest. LMI expects the Code of Business Conduct and Ethics and the written policy described above to apply to LMI after the Merger.

Policies and Procedures for Transactions with Related Persons

The LMI Board of Directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which LMI is a participant, the amount involved exceeds $120,000, and one of LMI’s executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to LMI’s general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee of the LMI Board of Directors. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, LMI’s audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of LMI’s audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by LMI’s audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, LMI’s audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of LMI’s business;

•	whether the terms of the transaction are no less favorable to LMI than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to LMI of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction

LMI’s audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is consistent with LMI’s best interests. LMI’s audit committee may impose any conditions on the related-person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related-person transaction disclosure rule, the LMI Board of Directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related-person transactions for purposes of this policy:

•	interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, (c) the amount involved in the transaction equals less than the greater of $1 million or 2% of the annual consolidated gross revenues of the other entity that is a party to the transaction, and (d) the amount involved in the transaction equals less than 2% of LMI’s annual consolidated gross revenues; and

•	a transaction that is specifically contemplated by provisions of LMI’s certificate of incorporation or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by LMI’s compensation committee in the manner specified in its charter.

LEGAL MATTERS

Latham & Watkins LLP will pass upon the validity of the issuance of LMI common stock pursuant to the Merger Agreement and certain U.S. federal income tax matters relating to the Merger.

Skadden, Arps, Slate, Meagher & Flom LLP will pass upon certain U.S. federal income tax matters relating to the Contribution, Distribution and Merger.

EXPERTS

The consolidated financial statements of LogMeIn, Inc. incorporated in this proxy statement/prospectus-information statement by reference from LogMeIn, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of LogMeIn, Inc.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of GetGo as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, appearing in this proxy statement/prospectus-information statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Marvasol, Inc. (d/b/a LastPass) as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 incorporated by reference in this proxy statement/prospectus-information statement have been audited by Mayer Hoffman McCann P.C., independent certified public accountants, as set forth in their report appearing in LMI’s Current Report on Form 8-K/A dated December 23, 2015, and are incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Grasshopper Group, LLC and Affiliates as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 included in this proxy statement/prospectus have been audited by Caras & Shulman, PC, independent certified public accountants, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

LMI stockholders are entitled to present proposals for consideration at forthcoming stockholder meetings provided that they comply with the proxy rules promulgated by the SEC and the LMI bylaws. If you are a record owner of LMI common stock and you wish to submit a proposal for potential inclusion in the proxy statement for the 2017 annual meeting of LMI stockholders, you must notify the secretary of LMI, in writing, of your intent. All notices must contain the information required by Rule 14a-8 under the Exchange Act. The deadline to submit such notice is December 9, 2016, unless the date of the 2017 annual meeting of LMI stockholders is held before April 26, 2017 or after June 25, 2017, in which case timely notice must be delivered a reasonable time before LMI begins to print and mail its proxy materials for the 2017 annual meeting.

If you are a record owner of LMI common stock and you wish to present a proposal or a proposed director candidate at the 2017 annual meeting of LMI stockholders, but do not wish to have your proposal or director candidate considered for inclusion in the proxy statement or proxy card for the 2017 annual meeting, you must also notify the secretary of LMI, in writing, of your intent. All notices must contain the information required by Section 1.10 and 1.11 of the LMI bylaws. The deadline to submit such notice is February 25, 2017 but such notice may not be submitted prior to January 26, 2017. If the date of the 2017 annual meeting of LMI stockholders is held before May 6, 2017 or after July 25, 2017, then timely notice must be delivered no earlier than the 120th day prior to the 2017 annual meeting and no later than the close of business on the later of (1) the 90th day prior to the 2017 annual meeting and (2) the 10th day following the date on which notice of the date of the 2017 annual meeting was mailed or public disclosure was made, whichever occurs first.

Nominations or proposals not meeting these requirements will not be entertained at the 2017 annual meeting.

PROPOSAL 1

PROPOSAL TO APPROVE THE ISSUANCE OF LMI COMMON STOCK IN CONNECTION WITH THE MERGER

Under NASDAQ Rule 5635(a), a company listed on the NASDAQ Global Select Market is required to obtain stockholder approval before the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. As discussed elsewhere in this proxy statement/prospectus-information statement, it is currently estimated that at the effective time of the Merger, LMI will be obligated to issue in the aggregate approximately 27.6 million shares of LMI common stock to equityholders of Citrix in the Merger. This number includes an estimated 0.7 million shares of LMI common stock that may be issued following the Merger upon settlement of LMI restricted stock units to be granted to GetGo employees in substitution for outstanding Citrix restricted stock units. However, the actual number of LMI restricted stock units to be issued to GetGo employees in substitution for outstanding Citrix restricted stock units in connection with the Merger (and, accordingly, the number of shares of LMI common stock that may be issued following the Merger upon settlement of the LMI restricted stock units) will be determined shortly following the closing of the Merger based upon the relative stock prices of Citrix prior to the Merger and LMI following the Merger. In addition, pursuant to an adjustment provision in the Merger Agreement, under certain circumstances, LMI may be required to issue additional shares in the Merger if Citrix otherwise would be unable to receive certain tax opinions. Accordingly, as a result of this adjustment, it is possible that LMI could be required to issue more than the estimated 27.6 million shares of LMI common stock to Citrix equityholders in the Merger. The aggregate number of shares of LMI common stock to be issued will exceed 20% of the voting power and 20% of the shares of LMI common stock outstanding on the record date for the special meeting, and for this reason LMI must obtain the approval of its stockholders for the issuance of these securities to equityholders of Citrix in connection with the Merger, which we refer to as the Share Issuance. The issuance of LMI common stock to equityholders of Citrix in connection with the Merger is conditioned on the approval of this Proposal 1, and therefore consummation of the Transactions requires approval of this Proposal 1.

In accordance with the NASDAQ rules, the DGCL and LMI’s organizational documents, the approval of the Share Issuance requires the affirmative vote of a majority of the votes cast by the holders of all of the shares of LMI common stock present in person or represented by proxy at the special meeting at which a quorum is present. This means the number of shares voted “FOR” the Share Issuance must exceed the number of shares voted “AGAINST” the Share Issuance. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal.

THE LMI BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE SHARE ISSUANCE AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT LMI STOCKHOLDERS VOTE FOR PROPOSAL 1.

PROPOSAL 2

PROPOSAL TO AMEND LMI’S RESTATED CERTIFICATE OF INCORPORATION

The LMI Board of Directors has approved an amendment to its restated certificate of incorporation, referred to as LMI’s certificate of incorporation, to increase the number of shares of LMI common stock which LMI is authorized to issue from 75,000,000 shares to [●] shares. The text of the proposed amendment is set forth as Annex B hereto. Stockholders are urged to read Annex B. If the Merger is not consummated for any reason or stockholders do not adopt the proposed amendment, the proposed amendment will not become effective.

Reasons for the Proposed Change to LMI’s Certificate of Incorporation

Under Delaware law, LMI may only issue shares of LMI common stock to the extent such shares have been authorized for issuance under its certificate of incorporation. From time to time, LMI may issue shares of LMI common stock in connection with capital raised to fund operations and expansion plans and for other general corporate purposes. Upon each of these occurrences, the number of available authorized shares decreases. LMI’s certificate of incorporation currently authorizes the issuance of 75,000,000 shares of LMI common stock, of which [●] shares were issued and outstanding as of September 1, 2016. Of the remaining [●] unissued shares, as of September 1, 2016, [●] shares were reserved for issuance under LMI’s equity compensation plans. After giving effect to the approximately [●] shares of LMI common stock and the substitute equity awards to be issued in connection with the Merger, there will be only approximately [●] shares of authorized but unissued and unreserved common stock available for future issuance as of [●].

While adoption of the amendment to LMI’s certificate of incorporation is not required to consummate the Merger, the LMI Board of Directors believes that an increase of [●] shares to the total authorized LMI common stock is in the best interests of LMI and its stockholders, and is advisable to provide LMI with additional flexibility to meet its future business needs. As an example, the LMI Board of Directors may in the future determine that it is appropriate or necessary to raise additional capital through the sale of equity securities, convertible debt securities or other equity linked securities, to acquire another company or its assets, to establish strategic relationships with corporate partners, to provide equity incentives to employees and officers (subject to additional stockholder approvals as required), to permit future stock dividends or for other corporate purposes. Although the company has no current plan, commitment, arrangement, understanding or agreement to issue any additional shares as of the date of this proxy statement/prospectus-information statement, aside from the shares to be issued in connection with the Merger, the availability of additional shares of LMI common stock is particularly important in the event that the LMI Board of Directors needs to undertake any of the foregoing actions on an expedited basis and thus to avoid the time and expense of seeking stockholder approval in connection with the contemplated issuance of shares of LMI common stock. If LMI obtains stockholder approval for this Proposal No. 2 and if LMI files the amendment to its certificate of incorporation attached hereto as Annex B, the LMI Board of Directors does not intend to solicit further stockholder approval prior to the issuance of any additional shares of LMI common stock, unless stockholder approval is otherwise required by law, LMI’s organizational documents or the NASDAQ listing rules which require stockholder approval for certain issuances of stock.

The proposed increase in authorized number of shares of LMI common stock will not have any immediate effect on the rights of existing LMI stockholders. However, the proposed increase in the authorized number of shares of LMI common stock could have a number of effects on the stockholders of LMI depending upon the exact nature and circumstances of any actual issuances of authorized but unissued shares. Because holders of LMI common stock have no preemptive rights to purchase or subscribe for any unissued stock of LMI, the issuance of additional shares of common stock will reduce the percentage of ownership interest of current stockholders of LMI in the total outstanding shares of LMI common stock.

The proposed increase in the authorized number of shares of LMI common stock and the subsequent issuance of such shares could also have the effect of delaying or preventing a change of control of LMI without further action by the stockholders. Shares of authorized and unissued shares of LMI common stock could, within the limits imposed by law or the NASDAQ listing rules, be issued in one or more transactions which would make a change of control of LMI more difficult, and therefore less likely. Any such issuance of additional shares of LMI common stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of LMI common stock and such additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of LMI.

The proposed amendment to LMI’s certificate of incorporation would not change the number of authorized shares of preferred stock.

At any time prior to the effectiveness of the filing of this proposed amendment to LMI’s certificate of incorporation to increase the number of authorized shares of LMI common stock from 75,000,000 to [●], notwithstanding stockholder approval of this proposed amendment, the LMI Board of Directors may abandon this proposed amendment without any further action by LMI’s stockholders.

In accordance with the DGCL and LMI’s organizational documents, the adoption of the amendment to LMI’s certificate of incorporation requires the affirmative vote of the holders of a majority of the shares of LMI common stock outstanding and entitled to vote at the special meeting. This means that of the outstanding shares, a majority of them must be voted “FOR” the amendment for it to be approved. Abstentions and broker non-votes will have the effect of a vote “AGAINST” this proposal.

THE LMI BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE AMENDMENT TO LMI’S CERTIFICATE OF INCORPORATION AND UNANIMOUSLY RECOMMENDS THAT LMI STOCKHOLDERS VOTE FOR PROPOSAL 2.

PROPOSAL 3

PROPOSAL TO AMEND AND RESTATE LMI’S AMENDED AND RESTATED 2009 STOCK INCENTIVE PLAN

On [●], 2016, the LMI Board of Directors adopted an amendment and restatement to the Amended and Restated 2009 Stock Incentive Plan, or the Restated Plan, effective at the effective time of the Merger, subject to stockholder approval and consummation of the Merger. The Restated Plan is substantially similar to the current Amended and Restated 2009 Stock Incentive Plan, or the 2009 Plan, except that the Restated Plan increases the number of shares of common stock that may be issued under the 2009 Plan from 10,223,996 shares to [●] shares under the Restated Plan, an increase of [●] shares, and extends the term of the 2009 Plan until [●], 2026. The LMI Board of Directors is requesting this vote by the stockholders to approve, subject to and effective upon the effective time of the Merger, the increase of [●] shares available for issuance under the Restated Plan, to extend the term of the 2009 Plan and to satisfy the stockholder approval requirements of Section 162(m) of the Code.

A copy of the Restated Plan is attached as Annex C to this proxy statement. Annex C is marked to show the changes implemented by the amendment and restatement. If the Restated Plan is approved by LMI stockholders, then it will become effective upon the effective time of the Merger and at that time will supersede the 2009 Plan in its entirety. If the Merger is not consummated for any reason or stockholders do not approve the Restated Plan, the Restated Plan will not become effective and LMI may continue to grant awards under the 2009 Plan, subject to its current terms, conditions and limitations. Below is a summary of certain key provisions of the Restated Plan. The summary is qualified in its entirety by reference to the full text of the Restated Plan.

Reasons for the Proposed Change to the 2009 Stock Incentive Plan

The 2009 Plan, which became effective upon the closing of LMI’s initial public offering, was adopted by the LMI Board of Directors on June 9, 2009, approved by LMI’s stockholders on June 12, 2009, and subsequently amended and restated at LMI’s 2010 Annual Meeting of Stockholders on May 27, 2010, at LMI’s 2012 Annual Meeting of Stockholders on May 24, 2012, at LMI’s 2013 Annual Meeting of Stockholders on May 23, 2013, at LMI’s 2014 Annual Meeting of Stockholders on May 22, 2014, at LMI’s 2015 Annual Meeting of Stockholders on May 21, 2015 and at LMI’s Annual Meeting of Stockholders on May 26, 2016. The 2009 Plan is currently LMI’s only active equity plan for issuing equity incentive compensation to eligible employees, non-employee directors, advisors and consultants.

In connection with the Merger, LMI will be significantly increasing its number of employees and will want to attract, motivate and retain this additional workforce. The LMI Board of Directors believes that the amendment and restatement of the 2009 Plan is in the best interest of LMI and LMI’s stockholders because equity awards granted under the plan help to attract, motivate, and retain talented employees, non-employee directors, advisors and consultants, align employee and stockholder interests, link employee compensation with company performance, and maintain a culture based on employee stock ownership. Equity is a significant component of total compensation for LMI employees. LMI employees at all levels are granted equity awards, thereby tying a portion of their overall compensation to LMI’s performance. If LMI was to grant fewer equity awards to employees, LMI believes that it would need to provide compensation in other forms (such as cash) in order to provide a total compensation package that is competitive with other companies in LMI’s industry and region. For these reasons, LMI believes that the requested share increase is necessary for it to continue to attract, motivate, and retain talented employees, non-employee directors, advisors and consultants.

The 2009 Plan currently provides for an aggregate 10,223,996 shares to be issued under the 2009 Plan. As of June 30, 2016, 3,427,432 shares remained available for grant under the 2009 Plan. Further, as of June 30, 2016, there were a total of (i) 526,535 shares subject to issuance upon exercise of outstanding stock options under all of LMI’s equity compensation plans at a weighted average exercise price of $34.17 and a weighted average remaining life of 5.3 years; and (ii) 1,557,178 shares subject to outstanding restricted stock unit awards at a weighted average grant date fair value of $58.54.

In reaching its determination to approve the Restated Plan, the LMI Board of Directors considered that:

•	After the consummation of the Merger, employee retention may become a challenge as employees may feel uncertain about their future roles with LMI. Additionally, LMI will be significantly increasing its number of employees in connection with the Merger as approximately 1,800 employees from the GoTo Business will be joining LMI. Equity awards will likely play an important role in retaining and motivating the key personnel needed to fully realize the anticipated benefits of the Transactions. If LMI did not increase the shares available for issuance under the 2009 Plan, then, based on LMI’s anticipated increased employee base and its historical usage rates of shares under the 2009 Plan, LMI could potentially exhaust the share limit under the 2009 Plan before LMI’s next opportunity to ask for an increase at its 2017 Annual Meeting of Stockholders, at which time it would lose an important compensation tool aligned with stockholder interests to attract, motivate and retain highly qualified talent.

•	In fiscal 2015, 2014 and 2013, LMI granted equity awards representing a total of approximately 1,992,180, 1,302,392 and 1,712,146 shares, respectively, after giving effect to full value award multipliers. This level of equity awards represents a three-year adjusted average burn rate of approximately 6.8% of fully diluted common shares outstanding.

•	In 2015, 2014 and 2013, LMI’s end-of-year overhang rate, which is calculated by dividing (i) the number of shares subject to equity awards outstanding at the end of the fiscal year, plus the number of shares remaining available for issuance under the 2009 Plan by (ii) the number of LMI shares outstanding at the end of the fiscal year, was approximately 19%, 20%, and 22%, respectively.

If this Proposal 3 is adopted and the Merger is consummated, a maximum of [●] shares of LMI common stock will be reserved for issuance under the Restated Plan. The issuance of the [●] additional shares to be reserved under the Restated Plan, when combined with the shares underlying equity awards currently outstanding and the shares currently remaining available for grant under the 2009 Plan, would dilute the holdings of LMI stockholders by approximately [●]% on a fully diluted basis, based on a projected total of [●] shares of LMI common stock outstanding as of immediately following the effective time of the Merger. In light of the important factors described above, the LMI Board of Directors believes this number represents reasonable potential equity dilution.

In addition, approval of the Restated Plan by LMI stockholders will extend the term of the 2009 Plan until [●], 2026 and extend the period of time during which LMI may grant awards under the Restated Plan qualifying as performance-based compensation under Section 162(m) of the Code through the first to occur of a change in the material terms of the potential performance goals under the Restated Plan or the first meeting of LMI stockholders that occurs during the fifth year following the Special Meeting. If the Restated Plan is not approved or if the Merger is not consummated for any reason, the 2009 Plan will remain in effect in accordance with its present terms.

Summary of Amended and Restated 2009 Stock Incentive Plan

Section 162(m)

The LMI Board of Directors continues to believe that it is in the best interest of LMI and LMI stockholders to continue to provide for an equity incentive plan under which stock-based compensation awards made to LMI’s executive officers can qualify for deductibility by LMI for federal income tax purposes. Accordingly, like the 2009 Plan, the Restated Plan has been structured in a manner intended to permit awards under it to satisfy the requirements for “performance-based” compensation within the meaning of Section 162(m) of the Code, or Section 162(m). In general, under Section 162(m), in order for LMI to be able to deduct compensation in excess of $1 million paid in any one year to LMI’s Chief Executive Officer or any of LMI’s three other most highly compensated executive officers (other than LMI’s Chief Financial Officer), such compensation must qualify as “performance-based.” One of the requirements of “performance-based” compensation for purposes of

Section 162(m) is that the material terms of the performance goals under which compensation may be paid be disclosed to and approved by LMI’s stockholders. For purposes of Section 162(m), the material terms include (i) the employees eligible to receive compensation, (ii) a description of the business criteria on which the performance goal is based and (iii) the maximum amount of compensation that can be paid to an employee under the performance goal. With respect to the various types of awards under the Restated Plan, each of these aspects is discussed below and LMI stockholder approval of the Restated Plan will be deemed to constitute approval of each of these aspects of the Restated Plan for purposes of the approval requirements of Section 162(m).

Types of Awards and Shares Available for Issuance

The Restated Plan provides for the grant of non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, or SARs, and other stock-based awards.

The aggregate number of shares of LMI common stock that may be issued under the Restated Plan would be [●], provided that the aggregate number of shares of LMI common stock available for issuance under the Restated Plan is (i) reduced by 1.62 shares of common stock for each share of restricted stock or each share delivered in settlement of RSUs or other stock-based awards other than options and SARs, and (ii) reduced by one share of common stock for each share delivered in settlement of options or SARs. Notwithstanding the foregoing, in connection with a merger or consolidation of an entity with LMI or the acquisition by LMI of property or stock of an entity, awards issued under the Restated Plan in substitution for any options or other stock or stock-based awards granted by such entity or its affiliate, including awards to be issued by LMI in connection with the Merger in substitution for Citrix equity awards, as described in “The Transaction Agreement—The Merger Agreement—Treatment of Citrix Equity Awards”, do not reduce the number of shares of LMI common stock that may be issued under the Restated Plan.

Generally, shares subject to an award under the Restated Plan that terminate, expire or lapse for any reason are made available for issuance again under the Restated Plan, except that each share of restricted stock or share subject to an RSU or other stock-based award other than options and SARs that terminates, expires or lapses for any reason will increase the number of shares that can be issued under the Restated Plan by 1.62 shares.

The following shares of LMI common stock may not again be made available for issuance as awards under the Restated Plan: (i) shares that were subject to a stock-settled SAR and were not issued upon the net settlement or net exercise of such SAR, (ii) shares used to pay the exercise price of an option, (iii) shares delivered to or withheld by us to pay the withholding taxes related to an option or a SAR, or (iv) shares repurchased on the open market with the proceeds of an option exercise.

Eligibility to Receive Awards

LMI employees, officers, directors, consultants and advisors are eligible to receive awards under the Restated Plan. As of June 30, 2016, approximately 1,161 persons were eligible to receive awards under the 2009 Plan, including 6 executive officers, 1,087 non-executive employees, 7 non-employee directors and 61 consultants and advisors. In addition, at the effective time of the Merger, approximately 1,800 employees of the GoTo Business will become LMI employees and thereafter will be eligible to receive awards under the Restated Plan. To date, LMI has not granted any awards under the 2009 Plan to any consultants or advisors. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the Restated Plan is 1,000,000 shares per calendar year.

The following table sets forth, as of June 30, 2016, the equity award grants made under the 2009 Plan since its adoption:

	Equity Awards Granted Under 2009 Plan(1)
	Number of Options	Number of RSUs
Named Executive Officers:
William R. Wagner	70,000	231,400
Michael K. Simon	299,000	334,800
Edward K. Herdiech	38,835	147,250
Lawrence M. D’Angelo	33,000	100,000
Matthew P. Kaplan	20,000	79,800
Michael J. Donahue	44,000	100,750
All Current Executive Officers as a Group (6 persons)(2)	240,835	719,200
Non-Employee Directors as a Group (7 persons)	352,500	89,076
All Non-Executive Officer Employees as a Group	2,627,426	3,151,780

(1)	On June 30, 2016, the last reported sale price of LMI common stock on the NASDAQ Global Select Market was $63.12 per share.
(2)	Excludes 299,000 stock options and 334,800 RSUs awarded to Mr. Simon under the 2009 Plan as Mr. Simon currently serves as Special Advisor to the Chief Executive Officer in a non-executive officer capacity.

Awards

The Restated Plan provides for grants of options (only non-statutory stock options), SARs, restricted stock, RSUs and other stock-based awards. Each award must be evidenced by a written award agreement with terms and conditions consistent with the Restated Plan. Upon the exercise or vesting of an award, the exercise or purchase price must be paid in full by: (i) cash or check; (ii) (A) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to LMI sufficient funds, or (B) delivery to LMI of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to LMI cash or a check sufficient; (iii) delivery (either by actual delivery or attestation) of shares of common stock owned by the participant valued at their fair market value as determined by (or in a manner approved by) the LMI Board of Directors, provided (A) such method of payment is then permitted under applicable law, (B) such LMI common stock, if acquired directly from LMI, was owned by the participant for such minimum period of time, if any, as may be established by the LMI Board of Directors in its discretion and (C) such common stock is not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements; (iv) (A) delivery of a promissory note to LMI on terms determined by the LMI Board of Directors, or (B) payment of such other lawful consideration as the LMI Board of Directors may determine; or (v) any combination of the above permitted forms of payment. Any withholding obligations may be satisfied in the LMI Board of Directors’ sole discretion by withholding from any amount payable to a participant in salary or wages, or LMI may require a participant to pay or have a broker tender to LMI in cash equal to such amount as may be necessary for LMI to comply with the applicable requirements of any federal, provincial, state, local or foreign law, or any administrative policy of any applicable tax authority.

No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Restated Plan.

Non-Employee Director Awards. The amounts and types of equity incentive awards to be granted to LMI’s non-employee directors will be determined pursuant to a separate written formula established by the LMI Board of Directors and the compensation committee that is outside of the Restated Plan, in its sole discretion, subject to the limitations set forth in the Restated Plan. No non-employee director will be granted awards under the

Restated Plan for services as a non-employee director for any one year covering more than 100,000 shares of LMI common stock, provided that a non-employee director may be granted awards under the Restated Plan for services as a non-employee director for any one year in excess of such amount if the total awards granted to such non-employee director under the Restated Plan for services as a non-employee director in such year do not have a grant date fair value, as determined in accordance with FASB ASC Topic 718, in excess of $1,000,000.

Options. Non-statutory stock options may be granted pursuant to the Restated Plan. The exercise price of non-statutory stock options granted pursuant to the Restated Plan may not be less than the fair market value of LMI common stock on the date of grant. Non-statutory stock options may be exercised as determined by the LMI Board of Directors, but in no event after the tenth anniversary of the date of grant.

Stock Appreciation Rights. SARs may be granted pursuant to the Restated Plan. A SAR is the right to receive payment of an amount equal to (i) the excess of (A) the fair market value of a share of LMI common stock on the date of exercise of the SAR over (B) the fair market value of a share of LMI common stock on the date of grant of the SAR, multiplied by (ii) the aggregate number of shares of LMI common stock subject to the SAR. Such payment will be in the form of cash, common stock or a combination of cash and common stock, as determined by the LMI Board of Directors, and SARs settled in LMI common stock will satisfy all of the restrictions imposed by the Restated Plan upon stock option grants. The LMI Board of Directors will determine the time or times at which a SAR may be exercised in whole or in part, provided that the term of any SAR will not exceed ten years.

Restricted Stock. Restricted stock awards may be granted pursuant to the Restated Plan. A restricted stock award is the grant of shares of LMI common stock at a price determined by the LMI Board of Directors (including zero), that is subject to transfer restrictions and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting rights with respect to such shares. In addition, unless otherwise provided in the applicable award agreement, dividends declared and paid by LMI shall only be paid to holders of restricted stock when such shares become free from the restrictions. In addition, with respect to restricted stock that is subject to performance-based vesting, dividends which are paid prior to vesting will only be paid out to the extent that the performance-based vesting conditions are subsequently satisfied and the restricted stock vests.

Restricted Stock Units. RSUs may be granted pursuant to the Restated Plan at a price determined by the LMI Board of Directors (including zero). RSUs may be subject to vesting conditions including continued employment or achievement of performance criteria established by the LMI Board of Directors. Upon the vesting and/or lapsing of any other restrictions, each RSU will be paid in the form of cash, common stock or a combination of cash and common stock, as determined by the LMI Board of Directors. The LMI Board of Directors may provide that settlement of RSUs will be deferred on a mandatory basis or at the election of the holder. Like restricted stock, RSUs may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, the LMI common stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting rights prior to the time when vesting conditions are satisfied. The LMI Board of Directors may also provide that holders of RSUs have the right to receive dividend equivalents. Dividend equivalents are rights to receive the equivalent value (in cash or common stock) of dividends paid on LMI common stock. Dividend equivalents represent the value of the dividends per share of LMI common stock paid by LMI, calculated with reference to the number of shares that are subject to any RSU held by the participant. Dividend equivalents are converted to cash or additional shares of LMI common stock and may be subject to the same restrictions as the RSUs with respect to which paid, in each case as determined by the LMI Board of Directors in their sole discretion. In addition, with respect to RSUs that are subject to performance-based vesting, dividend equivalents that are based on dividends which are paid prior to vesting will only be paid out to the extent that the performance-based vesting conditions are subsequently satisfied and the RSUs vest.

Performance Awards. Awards of performance awards, including restricted stock awards or other stock-based awards, are denominated in shares of LMI common stock, and may be linked to any one or more performance criteria determined appropriate by the LMI Board of Directors, in each case on a specified date or dates or over any period or periods determined by the LMI Board of Directors. With respect to shares underlying a performance award, dividends and/or dividend equivalents which are paid prior to vesting shall only be paid out to the extent that the performance-based vesting conditions are subsequently satisfied and the performance award vests. Any performance award to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

Other Stock-Based Awards. Other stock-based awards includes awards in the form of common stock, and other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of LMI common stock or other property, including without limitation awards entitling recipients to receive shares of LMI common stock to be delivered in the future. Other stock-based awards are available as a form of payment in the settlement of other awards granted under the Restated Plan or as payment in lieu of compensation to which a participant is otherwise entitled. Other stock-based awards may be paid in shares of LMI common stock or cash, as determined by the LMI Board of Directors.

Performance-Based Awards. LMI’s compensation committee (or a sub-committee comprised of solely two or more directors eligible to serve on a committee making awards eligible as “performance-based compensation” under Section 162(m) of the Code), collectively referred to as the committee, may grant awards to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be qualified performance-based compensation within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are generally only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the committee for the period are satisfied. With regard to a particular performance period, the committee will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the committee may generally only reduce or eliminate (but not increase) the award, to the extent the award is intended to be qualified performance-based compensation. Generally, a participant will have to be employed by LMI or any qualifying subsidiaries on the date the performance-based award is paid to be eligible for a performance-based award for any period. Stock options and SARs granted under the Restated Plan are intended to satisfy the exception for qualified performance-based compensation if they are made by a qualifying administrator, like the committee, do not exceed the maximum number of shares of LMI common stock which may be subject to awards granted to any one participant during any calendar year, and the per share exercise price of options and SARs is at least equal to the fair market value of a share of LMI common stock on the date of grant.

Pre-established performance goals for awards, other than options and SARs, intended to be qualified performance-based compensation within the meaning of Section 162(m) of the Code must be based on one or more of the following performance criteria: net income, earnings before or after discontinued operations, interest, taxes, depreciation and/or amortization, operating profit before or after discontinued operations and/or taxes, sales, sales growth, earnings growth, cash flow or cash position, gross margins, stock price, market share, return on sales, assets, equity or investment, improvement of financial ratings, achievement of balance sheet or income statement objectives or total stockholder return. Such goals may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other external measure of the selected performance criteria and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. In addition, the committee may specify that such goals will be adjusted to exclude any extraordinary items, gains or losses on the dispositions of discontinued operations, the cumulative effects of changes in accounting principles, the writedown of any asset, fluctuation in foreign currency exchange rates, and charges for restructuring and rationalization programs.

Re-pricing

The LMI Board of Directors cannot, without stockholder approval, authorize the amendment of the terms to any outstanding option or SAR to reduce its price per share or cancel any option or SAR in exchange for cash or another stock award with an exercise price that is less than the exercise price of the original options or SARs, except in connection with a corporate transaction involving LMI (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization or reorganization event).

Transferability of Awards

Except as the LMI Board of Directors may otherwise determine or provide in an award, awards may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. During the life of the participant, awards are exercisable only by the participant.

Administration of the Restated Plan

Pursuant to the terms of the Restated Plan, the LMI Board of Directors or a committee thereof shall administer the Restated Plan (all references to the LMI Board of Directors in this proposal summary include any such delegate). The LMI Board of Directors selects the recipients of awards, has the authority to interpret the terms of the Restated Plan, may amend and repeal any rules, guidelines and practices relating to the Restated Plan, may correct any defect or reconcile any inconsistency in the Restated Plan or any award granted hereunder, and determine:

•	the number of shares of LMI common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of the options; and

•	the number of shares of LMI common stock subject to any restricted stock, restricted stock unit, or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If the LMI Board of Directors delegates authority to an executive officer to grant awards under the Restated Plan, the executive officer has the power to make awards to all of LMI employees, except executive officers. In such a delegation of authority to an officer, the LMI Board of Directors will fix the material terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may grant.

Adjustments to Awards

If there is a stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of common stock other than an ordinary cash dividend, then the LMI Board of Directors will make equitable adjustments to the aggregate number of shares available for issuance under the Restated Plan, the number and type of securities subject to each outstanding award under the Restated Plan, the exercise price or grant price of such outstanding award (if applicable), and the terms and conditions of any outstanding awards. Without limiting the generality of the foregoing, in the event LMI effects a split of the common stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an optionee who exercises an option between the record date and the distribution date for such stock dividend will receive, on the distribution date, the stock dividend with respect to the shares of common stock acquired upon such option exercise.

The Restated Plan does not provide for any automatic single trigger acceleration upon a merger or other reorganization event. Instead, upon a merger or other reorganization event, the LMI Board of Directors, may, in its sole discretion, take any one or more of the following actions pursuant to the Restated Plan, as to some or all outstanding awards (other than restricted stock and restricted stock unit awards):

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of shares of LMI common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of LMI common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds (if applicable, net of any exercise price and applicable tax withholdings).

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock and restricted stock unit award may continue for the benefit of the successor company and will, unless the LMI Board of Directors may otherwise determine, apply to the cash, securities or other property into which shares of LMI common stock are converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock and restricted stock unit award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock and restricted stock unit award.

Termination or Amendment of Restated Plan

No award may be granted under the Restated Plan on or after [●], 2026. The LMI Board of Directors may amend, suspend or terminate the Restated Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

U.S. Federal Income Tax Consequences

The following generally summarizes the U.S. federal income tax consequences that generally will arise with respect to awards granted under the Restated Plan. This summary is based on the federal tax laws in effect as of the date of this proxy statement/prospectus-information statement. Changes to these laws could alter the tax consequences described below. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or foreign tax consequences. Tax considerations may vary from locality to locality and depending on individual circumstances.

Section 409A of the Code. Certain types of awards under the Restated Plan, including RSUs, may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties). To the extent applicable, the Restated Plan and awards granted under the Restated Plan are intended to be structured and interpreted to comply with, or be exempt from, Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the LMI Board of Directors, the Restated Plan and applicable award agreements may be amended without award holder consent to exempt the applicable awards from Section 409A of the Code or to comply with Section 409A.

Non-statutory Stock Options. A participant will not have income upon the grant of a non-statutory stock option. A participant will have compensation income upon the exercise of a non-statutory stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Restricted Stock. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely Section 83(b) of the Code election is made, then a participant will have compensation income equal to the value of the stock less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make a Section 83(b) of the Code election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Units. A participant will not have income upon the grant of an RSU. A participant is not permitted to make a Section 83(b) of the Code election with respect to an RSU. When the RSU vests and is settled, the participant will have income on the date of distribution of the related shares in an amount equal to the fair market value of the stock on such date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the distribution date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Dividend Equivalents. A participant generally will not realize taxable income at the time of the grant of the dividend equivalents, and LMI will not be entitled to a deduction at that time. When a dividend equivalent is paid, a participant will recognize ordinary income. In the event that any dividend equivalent rights are granted they shall be subject to the same restrictions and risks of forfeiture as the underlying award and any unvested or unearned performance based awards shall not be entitled to receive any dividend equivalent rights.

Stock Appreciation Rights. A participant will not have income upon a grant of a SAR. A participant will recognize compensation income upon the exercise of an SAR equal to the amount of cash and the fair market value of any stock received. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the SAR was exercised. This capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Other Stock-Based Awards. The tax consequences associated with any other stock-based award granted under the Restated Plan will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award and the participant’s holding period and tax basis for the award or underlying common stock.

Performance Awards. A participant generally will not realize taxable income at the time of the grant of the performance award. When the award is paid, whether in cash or common stock, a participant will have ordinary income.

Section 162(m) of the Code. As described above, in general, under Section 162(m) of the Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits) for certain executive officers exceeds $1.0 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m) of the Code, the deduction limit does not apply to certain “qualified performance-based compensation.”

In order to qualify for the exemption for qualified performance-based compensation, Section 162(m) of the Code generally requires that:

•	The compensation be paid solely upon account of the attainment of one or more pre-established objective performance goals;

•	The performance goals must be established by a compensation committee comprised of two or more “outside directors;”

•	The material terms of the performance goals must be disclosed to and approved by the stockholders; and

•	The compensation committee of “outside directors” must certify that the performance goals have indeed been met prior to payment.

Pursuant to a special rule under Section 162(m), stock options and SARs will satisfy the “qualified performance-based compensation” exception if (i) the awards are made by a qualifying compensation committee, (ii) the plan sets the maximum number of shares that can be granted to any person within a specified period and (iii) the compensation is based solely on an increase in the stock price after the grant date. The Restated Plan has been designed to permit the LMI Board of Directors to grant stock options and SARs which are intended to qualify as “qualified performance-based compensation.”

Tax Consequences to LogMeIn. LMI should be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Sections 162(m) and 280G of the Code.

New Plan Benefits

The effectiveness of the Restated Plan is dependent on receiving stockholder approval and on consummation of the Merger. Under the Merger Agreement, LMI has agreed to issue restricted stock units in substitution for Citrix equity awards as described in “The Transaction Agreement—The Merger Agreement—Treatment of Citrix Equity Awards.” While the actual numbers and recipients of these restricted stock units cannot now be determined, if the effective time of the Merger occurred on [●], 2016, LMI would have issued [●] restricted stock units in substitution for Citrix equity awards. None of these restricted stock units would have been issued to LMI’s current executive officers, named executive officers, non-employee directors or non-executive officer employees. Other than for LMI awards to be issued in substitution for Citrix equity awards under the Merger Agreement, the granting of awards under the Restated Plan to directors, officers, employees and consultants is discretionary, and LMI cannot now determine the number or type of awards to be granted in the future to any particular person or group of employees under the Restated Plan.

Awards Granted Under the 2009 Plan

The following table shows the number of awards that were granted to the foregoing persons under the 2009 Plan during the fiscal year ended December 31, 2015 and their aggregate grant date fair value:

	Number of Shares of Stock or Units	Grant Date Fair Value ($)(1)
Named Executive Officers:
William R. Wagner	60,000	4,123,750
Michael K. Simon	50,000	3,775,625
Edward K. Herdiech	60,000	4,123,750
Lawrence M. D’Angelo	15,000	974,550
Matthew P. Kaplan	18,000	1,169,460
Michael J. Donahue	15,000	974,550
All Current Executive Officers as a Group (6 persons)(2)	178,000	12,015,760
Non-Employee Directors as a Group (7 persons)	16,380	1,064,210
All Non-Executive Officer Employees as a Group	747,710	46,730,474

(1)	Represents the grant date fair value calculated in accordance with the provisions of FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 10 to LMI’s consolidated financial statements included in LMI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.
(2)	Excludes the 50,000 RSUs awarded to Mr. Simon in fiscal 2015 since Mr. Simon ceased serving as an executive officer as of December 16, 2015 and currently serves as Special Advisor to the Chief Executive Officer in a non-executive officer capacity.

Equity Compensation Plan Information

In addition to the 2009 Plan, LMI currently maintains one other equity compensation plan, the 2007 stock incentive plan, or 2007 Plan, which was adopted by the LMI Board of Directors and approved by the LMI stockholders in January 2007, and which provides for the issuance of shares of LMI common stock to LMI employees, non-employee directors, advisors and consultants. LMI no longer grants any awards under the 2007 Plan. Shares of LMI common stock subject to outstanding awards under the 2007 Plan and 2009 Plan, which expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by LMI pursuant to a contractual repurchase right or are withheld, but not issued, by LMI upon vesting of full-value award shares in satisfaction of tax withholding obligations associated with their vesting become available for issuance under the 2009 Plan. The following table provides information about the securities authorized for issuance under all of LMI’s equity compensation plans as of June 30, 2016:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options		Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans approved by security holders	526,535	(2)	$34.17	3,427,432	(3)
Equity compensation plans not approved by security holders	—		—	—

Total	526,535	(2)	$34.17	3,427,432	(3)

(1)	In addition to being available for issuance upon exercise of options that may be granted after June 30, 2016, all of the shares remaining available for grant under the 2009 Plan may instead be issued in the form of restricted stock, restricted stock units, stock appreciation rights, or other stock-based awards.

(2)	Represents 526,535 shares to be issued upon the exercise of outstanding stock options granted under the 2007 Plan and 2009 Plan. As of June 30, 2016, the 526,535 shares subject to issuance upon exercise of outstanding options had a weighted average exercise price of $34.17 and a weighted average remaining life of 5.3 years. This number does not include 1,557,178 restricted stock unit awards granted under the 2009 Plan which remained outstanding as of June 30, 2016 at a weighted average grant date fair value of $58.54.
(3)	As of June 30, 2016, a total of 3,427,432 shares remained available for grant under the 2009 Plan. LMI no longer grants awards under the 2007 Plan. The number of shares available under the 2009 Plan may increase by the number of shares of common stock subject to awards granted under 2007 Plan and 2009 Plan which expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by LMI at their original issuance price pursuant to a contractual repurchase right or are withheld, but not issued, by LMI upon vesting full-value award shares in satisfaction of tax withholding obligations associated with their vesting.

In accordance with Section 162(m), the DGCL and LMI’s organizational documents, the approval of the Restated Plan requires the affirmative vote of a majority of the votes cast by the holders of all of the shares of LMI common stock present in person or represented by proxy at the special meeting at which a quorum is present. This means the number of shares voted “FOR” the Restated Plan must exceed the number of shares voted “AGAINST” the Restated Plan. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal.

THE LMI BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED LMI’S AMENDED AND RESTATED 2009 STOCK INCENTIVE PLAN AND UNANIMOUSLY RECOMMENDS THAT LMI STOCKHOLDERS VOTE FOR PROPOSAL 3.

PROPOSAL 4

PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING TO APPROVE PROPOSAL 1

At the special meeting, we may ask LMI stockholders to vote to adjourn the special meeting to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve Proposal 1. The approval of Proposal 1 is required for completion of the Merger. Because the LMI Board of Directors believes that it is in and the best interest of LMI and its stockholders to engage in the Transactions, the LMI Board of Directors believes it is in the best interest of LMI and its stockholders to adjourn the special meeting if there are not sufficient votes at the time of the special meeting to approve Proposal 1.

In accordance with the DGCL and LMI’s organizational documents, the approval of a meeting adjournment requires the affirmative vote of a majority of the votes cast by the holders of all of the shares of LMI common stock present in person or represented by proxy at the special meeting. This means the number of shares voted “FOR” the meeting adjournment must exceed the number of shares voted “AGAINST” the meeting adjournment. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal.

THE LMI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LMI STOCKHOLDERS VOTE FOR PROPOSAL 4.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Citrix Systems, Inc.:

We have audited the accompanying combined balance sheets of the GoTo family of service offerings of Citrix Systems, Inc. (“GetGo” or the “Company”) as of December 31, 2015 and 2014, and the related combined statements of income and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at December 31, 2015 and 2014, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Boca Raton, Florida

July 22, 2016

GETGO

COMBINED BALANCE SHEETS

	December 31, 2015	December 31, 2014
	(In thousands)
Assets
Current assets:
Cash	$55,414	$34,934
Accounts receivable, net of allowances of $794 and $1,018 at December 31, 2015 and December 31, 2014, respectively	45,146	46,401
Prepaid expenses	11,239	12,798
Other current assets	3,944	9,081

Total current assets	115,743	103,214
Property and equipment, net	91,932	80,627
Goodwill	367,782	277,415
Other intangible assets, net	71,709	15,839
Other assets	14,807	11,226

Total assets	$661,973	$488,321

Liabilities and Equity
Current liabilities:
Accounts payable	$14,112	$7,976
Accrued expenses and other current liabilities	38,148	37,675
Current portion of deferred revenues	107,936	104,925

Total current liabilities	160,196	150,576
Long-term portion of deferred revenues	7,066	7,683
Other liabilities	10,419	11,149

Total liabilities	177,681	169,408

Commitments and contingencies
Equity:
Accumulated other comprehensive loss	(25,573)	(13,285)
Net parent investment	509,865	332,198

Total equity	484,292	318,913

Total liabilities and equity	$661,973	$488,321

The accompanying notes are an integral part of these combined financial statements.

GETGO

COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2015	2014	2013
	(In thousands)
Net revenues	$629,440	$579,792	$540,491
Cost of net revenues:
Cost of net revenues	138,637	123,401	106,644
Amortization of product related intangibles	3,953	4,235	4,369

Total cost of net revenues	142,590	127,636	111,013

Gross margin	486,850	452,156	429,478

Operating expenses:
Research and development	90,882	71,732	62,938
Sales, marketing and services	201,112	207,903	219,075
General and administrative	75,277	61,438	48,907
Amortization of other intangible assets	11,254	3,994	4,039
Restructuring	1,750	6,332	—

Total operating expenses	380,275	351,399	334,959

Income from operations	106,575	100,757	94,519
Interest expense	8,484	5,194	—
Other income (expense), net	(389)	847	(209)

Income before income taxes	97,702	96,410	94,310
Income tax expense	26,658	33,106	32,107

Net income	71,044	63,304	62,203

Other comprehensive (loss) income:
Change in foreign currency translation adjustment	(12,288)	(17,379)	6,763

Comprehensive income	$58,756	$45,925	$68,966

The accompanying notes are an integral part of these combined financial statements.

GETGO

COMBINED STATEMENTS OF EQUITY

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity
	(In thousands)
Balances at December 31, 2012	$347,380	$(2,669)	$344,711
Net income	62,203	—	62,203
Other comprehensive income (loss)	—	6,763	6,763
Net increase (decrease) in ParentCo investment	(49,190)	—	(49,190)

Balances at December 31, 2013	360,393	4,094	364,487
Net income	63,304	—	63,304
Other comprehensive income (loss)	—	(17,379)	(17,379)
Net increase (decrease) in ParentCo investment	(91,499)	—	(91,499)

Balances at December 31, 2014	332,198	(13,285)	318,913
Net income	71,044	—	71,044
Other comprehensive income (loss)	—	(12,288)	(12,288)
Net increase (decrease) in ParentCo investment	106,623	—	106,623

Balances at December 31, 2015	$509,865	$(25,573)	$484,292

The accompanying notes are an integral part of these combined financial statements.

GETGO

COMBINED STATEMENT OF CASH FLOWS

	For Year Ended December 31,
	2015	2014	2013
	(In thousands)
Operating Activities
Net income	$71,044	$63,304	$62,203
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	15,207	8,229	8,408
Depreciation of property and equipment	51,213	46,337	42,649
Amortization of debt discount and transaction costs	6,920	4,297	—
Stock-based compensation expense	24,337	19,867	25,871
Excess tax benefit from stock-based compensation	(747)	(334)	(2,624)
Provision for doubtful accounts and sales allowances	1,380	2,090	1,823
Deferred income tax expense (benefit)	2,316	3,965	(7,237)
Effects of exchange rate changes on monetary assets and liabilities denominated in foreign currencies	446	(935)	349
Other non-cash items	859	73	1,214

Total adjustments to reconcile net income to net cash provided by operating activities	101,931	83,589	70,453
Changes in operating assets and liabilities:
Accounts receivable	(805)	(4,695)	(4,315)
Prepaid expenses and other current assets	3,765	(3,406)	(351)
Other assets	(1,026)	779	(1,066)
Deferred revenue	3,671	3,190	8,968
Accounts payable	5,162	(927)	620
Income taxes, net	(176)	2,042	(3,447)
Accrued expenses	(5,465)	(5,178)	915
Other liabilities	667	449	(753)

Total changes in operating assets and liabilities, net of the effects of acquisitions	5,793	(7,746)	571

Net cash provided by operating activities	178,768	139,147	133,227
Investing Activities
Purchase of cost method investments	(150)	(1,000)	—
Cash paid for licensing agreements and core technology	(632)	(229)	(178)
Purchase of property and equipment	(62,924)	(40,894)	(61,094)
Cash paid for acquisition, net of cash acquired	(161,576)	—	—

Net cash used in investing activities	(225,282)	(42,123)	(61,272)
Financing Activities
Payments on debt from acquisitions	(4,394)	—	—
Excess tax benefit from stock-based compensation	747	334	2,624
Net transfers from (to) Parent and affiliates	74,539	(113,994)	(73,493)

Net cash provided by (used in) financing activities	70,892	(113,660)	(70,869)
Effect of exchange rate changes on cash	(3,898)	(4,925)	646

Change in cash	20,480	(21,561)	1,732
Cash at beginning of period	34,934	56,495	54,763

Cash at end of period	$55,414	$34,934	$56,495

The accompanying notes are an integral part of these combined financial statements.

GETGO

NOTES TO COMBINED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Proposed Distribution

On November 17, 2015, Citrix Systems, Inc. (“Citrix” or “ParentCo”) announced its intent to separate its GoTo family of service offerings into a separate, publicly traded company (“GetGo”). GetGo is primarily made up of the following service offerings: GoToAssist, GoToMeeting, GoToMyPC, GoToTraining, GoToWebinar, Grasshopper and OpenVoice. The separation, which is intended to be a tax-free spinoff to ParentCo’s stockholders, is expected to be completed in the second half of 2016.

The separation and, in turn, the distribution, are subject to the satisfaction or waiver by ParentCo of a number of conditions. Additionally, ParentCo may determine not to complete the separation or the distribution if, at any time, the board of directors of ParentCo determines, in its sole and absolute discretion, that the distribution is not in the best interest of ParentCo or its stockholders or is otherwise not advisable.

References in these notes to “ParentCo” refer to Citrix Systems, Inc., a Delaware corporation and its consolidated subsidiaries other than, after the distribution, GetGo.

Basis of Presentation

The accompanying combined financial statements include the accounts of GetGo. GetGo has no material equity method investments or variable interests or non-controlling interests. The account allocations of shared functions to GetGo are based on net revenues or another indicator specifically determined by management to identify the carve-out business’ proportion of the total allocated costs.

These combined financial statements were prepared on a standalone basis derived from the consolidated financial statements and accounting records of ParentCo. These statements reflect the historical results of operations, financial position and cash flows of GetGo in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The combined financial statements are presented as if GetGo had been carved out of Citrix for all periods presented. All significant intercompany transactions within GetGo have been eliminated. Immediately prior to the distribution, all of the assets and liabilities presented are wholly owned by Citrix and are being transferred to GetGo at carry-over basis. As a result, the assets and liabilities in the carve-out financial statements have been reflected on a historical cost basis.

These combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within Citrix. These support functions include, but are not limited to: (1) stock-based compensation; (2) information technology; (3) employee benefits and compensation; (4) accounting, finance, various accounting processing functions, marketing, human resources, management, communications, tax, treasury, internal audit, facilities, compliance, and executive; (5) financing costs, which includes interest expense; and (6) investor relations. These expenses have been allocated to GetGo on the basis of direct usage where identifiable, with the remainder allocated on the basis of net revenues, headcount, or other relevant measures of GetGo and ParentCo. Such allocations by ParentCo are estimates, and also do not fully represent the costs of such services if performed on a standalone basis. Certain debt obligations of Citrix have not been included in the balance sheet of GetGo, because GetGo is not a party to the obligation between Citrix and the debt holders. Financing costs related to such debt obligations have been allocated to GetGo based on the extent to which GetGo benefited from Citrix’s corporate financing activities. For an additional discussion of expense allocations, see Note 11 of the Notes to the combined financial statements.

GETGO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Management believes the assumptions underlying the carve-out financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided, to or the benefit received by GetGo during the periods presented. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred by GetGo and may not reflect GetGo’s results of operations, financial position and cash flows had GetGo been a standalone company during the periods presented. Actual costs that would have been incurred if GetGo had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, including information technology and infrastructure.

The income tax provision regarding the carve-out statement of earnings has been calculated as if GetGo was operating on a standalone basis and filed separate tax returns in the jurisdiction in which it operates. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of GetGo’s actual tax balances prior to, or subsequent to, the carve-out.

2. SIGNIFICANT ACCOUNTING POLICIES

GetGo’s significant accounting policies, which conform to GAAP and are applied on a consistent basis in all years presented, except as indicated, are described below.

Principles of Combination

The combined financial statements include certain assets and liabilities that have historically been held at ParentCo’s corporate level but are specifically identifiable or otherwise attributable to GetGo. All significant transactions and accounts within the combined business of GetGo have been eliminated. All significant intercompany transactions between ParentCo and GetGo are considered to be effectively settled at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows within financing activities and in the Combined Balance Sheets within Parent company investment.

Cash

Cash consists of cash on hand. Cash is managed centrally with net earnings reinvested locally and working capital requirements met from existing liquid funds. Accordingly, the cash held by ParentCo at the corporate level was not attributed to GetGo for any of the periods presented. Only cash amounts specifically attributable to GetGo are reflected in the Combined Balance Sheet.

Accounts Receivable

GetGo uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. The estimates are based on historical bad debt trends relative to total GetGo net revenues. Bad debt expense is included in General and Administrative expense in the accompanying Combined Statements of Income and Comprehensive Income.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally three years for computer equipment and software, the lesser of the lease term or ten years for leasehold improvements, which is the estimated useful life, seven years for office equipment and 40 years for buildings.

GETGO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Long-Lived Assets

GetGo periodically reviews for impairment of long-lived assets and certain identifiable intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

For the years ended December 31, 2015 and 2014, GetGo did not identify any intangible assets that were impaired.

Goodwill

GetGo operates as a single operating segment with one reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of GetGo as a whole. As of December 31, 2015, the fair value of GetGo as a whole exceeds the carrying amount of GetGo. Through December 31, 2015, no impairments have occurred.

See Note 3 for more information regarding GetGo’s acquisitions and Note 4 for more information regarding goodwill.

Intangible Assets

GetGo has intangible assets which were primarily acquired in conjunction with business combinations. Intangible assets with finite lives are recorded at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally four to nine years, except for patents, which are amortized over the lesser of their remaining life or ten years.

GetGo monitors its intangible assets for indicators of impairment. If GetGo determines that an impairment has occurred, it will write-down the intangible asset to its fair value. For certain intangible assets where the unamortized balances exceeded the undiscounted future net cash flows, GetGo measures the amount of the impairment by calculating the amount by which the carrying values exceed the estimated fair values, which are based on projected discounted future net cash flows. Key assumptions used in the valuation include forecasts of revenues and expenses over an extended period of time, customer retention rates, tax rates, and estimated costs of debt and equity capital to discount the projected cash flows. Certain of these assumptions involve significant judgment, are based on GetGo’s estimate of current and forecasted market conditions and are sensitive and susceptible to change, therefore, could result in amounts becoming impaired.

Internal Use Software

In accordance with the authoritative guidance, GetGo capitalizes external direct costs of materials and services and internal costs such as payroll and benefits of those employees directly associated with the development of new functionality in internal use software and software developed related to its service offerings. The amount of costs capitalized in 2015 and 2014 relating to internal use software was $46.7 million and $34.7 million, respectively. These costs are being amortized over the estimated useful life of the software, which is generally two to three years, and are included in property and equipment in the accompanying Combined Balance Sheets. The total amounts charged to expense relating to internal use software was approximately $37.1 million, $30.5 million and $24.9 million, during the years ended December 31, 2015, 2014 and 2013, respectively.

GETGO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Revenue Recognition

GetGo derives net revenues primarily from subscription fees related to its services, which are purchased by customers, and are centrally hosted by GetGo. Net revenues from GetGo’s service agreements are recognized ratably over the subscription term and when all of the following criteria are met: persuasive evidence of the arrangement exists; the service has been provided and GetGo has no remaining obligations; the fee is fixed or determinable; and collectability is probable.

Subscription periods primarily range from one month to one year in duration. GetGo’s software cannot be run on another entity’s hardware nor do customers have the right to take possession of the software and use it on their own or another entity’s hardware. In addition, net revenues may also include set-up fees, which are recognized ratably over the contract term or the expected customer life, whichever is longer.

GetGo’s services are considered hosted service arrangements per the authoritative guidance; accordingly, GetGo follows the authoritative guidance when accounting for these service arrangements.

Deferred Revenue

Deferred revenue primarily consists of billings and payments received in advance of revenue recognition. GetGo primarily bills and collects payments from customers for service offerings in advance on a monthly and annual basis. Deferred revenue to be recognized in the next twelve months is included in current deferred revenue, and the remaining amounts are included in long-term deferred revenue in the Combined Balance Sheets.

Concentration of Credit Risk and Significant Customers

As of December 31, 2015 and 2014, no customers accounted for more than 10% of GetGo’s total accounts receivable. In the years ended December 31, 2015, 2014 and 2013, there was no individual customer that accounted for over 10% of GetGo’s total net revenues.

Cost of Net Revenues

Cost of net revenues consists primarily of compensation and other personnel-related costs to support the hosting of GetGo’s service offerings. The costs related to hosting GetGo’s services and supporting customers are dependent on the number of customers who subscribe to the services and the complexity and redundancy of the services and hosting infrastructure. Also included in Cost of net revenues is amortization of product related intangible assets.

Advertising Costs

GetGo expenses advertising costs as incurred as an increase to Sales, marketing, and services in the accompanying Combined Statements of Income and Comprehensive Income. GetGo has advertising agreements with, and purchases advertising from, online media providers to advertise its service offerings. The total costs GetGo recognized related to advertising were approximately $73.9 million, $86.6 million and $90.4 million, during the years ended December 31, 2015, 2014 and 2013, respectively.

Foreign Currency

Financial statements of foreign operations where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive income in the equity section of the Combined Balance Sheets.

GETGO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Foreign currency transaction gains and losses are the result of exchange rate changes on transactions denominated in currencies other than the functional currency, including U.S. dollars. The remeasurement of those foreign currency transactions is included in determining net income or loss for the period of exchange.

Income Taxes

GetGo’s operations are subject to United States federal income taxes, as well as income taxes of multiple state and foreign jurisdictions and included in the tax filings of ParentCo. With few exceptions, ParentCo is no longer subject to U.S. federal, state, and local, or non-U.S. income tax examinations by tax authorities for years prior to 2012.

In the ordinary course of global business, there are transactions for which the ultimate tax outcome is uncertain; thus, judgment is required in determining the worldwide provision for income taxes. GetGo provides for income taxes on transactions based on its estimate of the probable liability. GetGo adjusts its provision as appropriate for changes that impact its underlying judgments. Changes that impact provision estimates include such items as jurisdictional interpretations on tax filing positions based on the results of tax audits and general tax authority rulings. Due to the evolving nature of tax rules combined with the large number of jurisdictions in which GetGo operates, estimates of its tax liability and the realizability of its deferred tax assets could change in the future, which may result in additional tax liabilities and adversely affect GetGo’s results of operations, financial condition and cash flows.

GetGo is required to estimate its income taxes in each of the jurisdictions in which it operates as part of the process of preparing its combined financial statements. The authoritative guidance requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. GetGo reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income and gains from investments, as well as tax planning strategies in assessing the need for a valuation allowance.

Use of Estimates

The preparation of GetGo’s combined financial statements in conformity with GAAP requires GetGo to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Significant estimates made by GetGo include the assumptions used in the valuation of stock-based awards, the valuation of goodwill, net realizable value of other intangible assets, the provision for income taxes, the estimation of customer lives related to activation fees, the amortization and depreciation periods for intangible and long-lived assets and the Basis of Presentation as discussed in Note 1. While GetGo believes that such estimates are fair when considered in conjunction with the combined financial position and results of operations taken as a whole, the actual amounts of such items, when known, will vary from these estimates.

Accounting for Stock-Based Compensation Plans

GetGo employees have historically participated in ParentCo’s stock-based compensation plans. Stock-based compensation expense has been allocated to GetGo based on the awards and terms previously granted to ParentCo employees. Until consummation of the distribution, GetGo will continue to participate in ParentCo’s stock-based compensation plans and record stock-based compensation expense based on the stock-based awards granted to GetGo’s employees. GetGo accounts for stock-based compensation arrangements in accordance with

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

the authoritative guidance, which requires GetGo to measure and record compensation expense in its combined financial statements using a fair value method. See Note 8 for further information regarding GetGo’s stock-based compensation plans.

Derivatives and Hedging

A substantial portion of the GetGo’s overseas expenses are and will continue to be transacted in local currencies. To protect against fluctuations in operating expenses and the volatility of future cash flows caused by changes in currency exchange rates, ParentCo has established a program that uses foreign exchange forward contracts to hedge its exposure to these potential changes. At this time, GetGo does not utilize financial instruments to hedge exposures to foreign currency fluctuations relative to the U.S. dollar. Upon separation, it will be the responsibility of GetGo management to choose whether or not to hedge the risk associated with foreign currency exposures or to engage in any other financial instruments for hedging or speculative purposes.

3. ACQUISITIONS

Grasshopper Acquisition

On May 18, 2015, Citrix acquired all of the membership interests of Grasshopper Group, LLC (“Grasshopper”), a leading provider of cloud-based phone solutions for small businesses. With the acquisition, Citrix planned to expand its breadth of communication and collaboration solutions for small businesses. Total cash consideration for this transaction was approximately $161.5 million, net of $3.6 million cash acquired. Transaction costs of $0.1 million were allocated to GetGo, all of which were expensed during the year ended December 31, 2015 and which are included in General and administrative expense in the accompanying Combined Statements of Income and Comprehensive Income. In addition, in connection with the acquisition, Citrix assumed non-vested stock units which were converted into the right to receive, in the aggregate, up to 105,765 shares of Citrix common stock for which the vesting period began upon the closing of the transaction.

Purchase Accounting for the Grasshopper Acquisition

The purchase price for Grasshopper was allocated to the acquired net tangible and intangible assets based on estimated fair values as of the date of the Grasshopper Acquisition. The allocation of the total purchase price for Grasshopper during the year ended December 31, 2015, is summarized below (in thousands):

	Purchase Price Allocation	Asset Life
Current assets	$4,818
Property and equipment	467	Various
Intangible assets	71,400	Various
Goodwill	99,686	Indefinite
Other assets	80

Assets acquired	176,451
Current liabilities assumed	11,181
Long-term liabilities assumed	158

Net assets acquired	$165,112

Current assets acquired in connection with the Grasshopper Acquisition consisted primarily of cash, accounts receivable and other short-term assets. Current liabilities assumed in connection with the Grasshopper

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Acquisition consisted primarily of accounts payable, other accrued expenses and short-term debt. Long-term liabilities assumed in connection with the Grasshopper Acquisition consisted of long-term debt and other long-term liabilities. Both short-term and long-term debt were paid in full subsequent to the Grasshopper Acquisition date.

The goodwill related to the Grasshopper Acquisition is deductible for tax purposes. This goodwill amount is comprised primarily of expected synergies from combining operations and other intangible assets that do not qualify for separate recognition. GetGo has included the effect of the Grasshopper Acquisition in its results of operations prospectively from the date of the Grasshopper Acquisition.

Identifiable intangible assets acquired in connection with the Grasshopper acquisition (in thousands) and the weighted-average lives are as follows:

	Amount	Asset Life
Core and product technologies	$25,000	7 years
Customer relationships	37,900	5 years
Telecommunication carrier relationships	7,900	2 years
Tradename	600	2 years

Total	$71,400

The following unaudited pro forma information combines the results of the operations of GetGo and the 2015 Grasshopper Acquisition as if the Grasshopper Acquisition had occurred on January 1, 2014, the first day of GetGo’s fiscal year 2014 (in thousands):

	Twelve Months Ended December 31,
	2015	2014
Net revenues	$642,827	$605,725
Income from operations	98,329	86,273
Net income	65,744	53,858

4. GOODWILL AND INTANGIBLES

The changes in the carrying amounts of goodwill for the years ended December 31, 2015 and 2014 are due to the addition of goodwill resulting from the Grasshopper Acquisition. (See Note 3 to the combined financial statements).

Changes in goodwill for the years ended December 31, 2015 and 2014 are as follows (in thousands):

	Balance at January 1, 2015	Additions		Other		Balance at December 31, 2015	Balance at January 1, 2014	Additions	Other		Balance at December 31, 2014
Goodwill	$277,415	$99,686	(1)	$(9,319	)(2)	$367,782	$287,510	$—	$(10,095	)(2)	$277,415

(1)	Amount relates to the 2015 Grasshopper Acquisition. See Note 3 for more information regarding GetGo’s acquisitions.
(2)	Amount relates to foreign currency translation. Refer to Foreign Currency discussion in Note 2 for additional information.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Intangible assets consist of the following (in thousands):

	December 31, 2015			December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Life (Years)
Identifiable intangible assets:
Product related intangibles	$77,991	$50,451	$27,540	$52,545	$46,335	$6,210	8 years
Other intangibles	100,549	56,380	44,169	54,632	45,003	9,629	4 years

Total	$178,540	$106,831	$71,709	$107,177	$91,338	$15,839	6 years

Amortization of product related intangible assets, which consists primarily of product-related technologies and patents, was $4.0 million, $4.2 million, and $4.4 million for the years ended December 31, 2015, 2014, and 2013, respectively, and is classified as a component of Cost of net revenues in the accompanying Combined Statements of Income and Comprehensive Income. Amortization of other intangible assets, which consist primarily of customer relationships and trade names was $11.3 million, $4.0 million, and $4.0 million for the years ended December 31, 2015, 2014, 2013, respectively, and is classified as a component of Operating expenses in the accompanying Combined Statements of Income and Comprehensive Income.

Future estimated amortization expense for intangible assets is as follows at December 31, 2015 (in thousands):

Year ending December 31,
2016	$19,031
2017	15,774
2018	13,689
2019	11,881
2020	6,918
Thereafter	4,416

Total	$71,709

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2015	2014
	(In thousands)
Buildings	$8,940	$8,940
Computer equipment	44,077	36,817
Software	178,327	132,068
Equipment and furniture	44,967	45,626
Leasehold improvements	38,972	37,043

	315,283	260,494
Less accumulated depreciation and amortization	(238,217)	(194,370)
Assets under construction	4,047	3,684
Land	10,819	10,819

Total	$91,932	$80,627

During 2015 and 2014, GetGo retired $7.9 million and $4.9 million, respectively, in property and equipment that were no longer in use. At the time of retirement, the remaining net book value of these assets was not material and no material asset retirement obligations were associated with them. Depreciation expense for property and equipment was $51.2 million, $46.3 million and $42.6 million for the years ended December 31, 2015, 2014 and 2013, respectively.

GetGo capitalized costs related to internally developed computer software to be sold as a service, incurred during the application development stage, of $31.4 million and $25.7 million during 2015 and 2014, respectively, and is amortizing these costs over the expected lives of the related services.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2015	2014
	(In thousands)
Accrued compensation and employee benefits	$23,209	$18,490
Other accrued expenses	14,939	19,185

Total	$38,148	$37,675

7. INCOME TAXES

GetGo’s operations have historically been included in the U.S. federal and state income tax filings of ParentCo. For the periods presented, GetGo operations in certain foreign jurisdictions were filed on a separate company basis, while other foreign operations were included in the tax filings of ParentCo. In jurisdictions where GetGo’s operations were included in the tax filings of ParentCo, GetGo’s income tax provision has been computed and presented under the separate return method. Under this method, GetGo is assumed to file hypothetical separate returns with the tax authorities and reports deferred taxes on temporary differences and on any carryforwards that it could claim on its hypothetical return. Current income tax liabilities are assumed to be immediately settled with ParentCo against the parent company’s investment account.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The United States and foreign components of income before income taxes are as follows:

	2015	2014	2013
	(In thousands)
United States	$84,538	$91,359	$101,880
Foreign	13,164	5,051	(7,570)

Total	$97,702	$96,410	$94,310

The components of the provision for income taxes are as follows:

	2015	2014	2013
	(In thousands)
Current:
Federal	$25,167	$24,896	$34,838
Foreign	2,244	2,796	1,177
State	1,435	1,694	3,212

Total current	28,846	29,386	39,227
Deferred:
Federal	(1,602)	4,232	(6,087)
Foreign	161	(246)	(250)
State	(747)	(266)	(783)

Total deferred	(2,188)	3,720	(7,120)

Total provision	$26,658	$33,106	$32,107

The following table presents the breakdown between current and non-current net deferred tax assets:

	December 31,
	2015	2014
	(In thousands)
Deferred tax assets—current(1)	$—	$3,584
Deferred tax assets—non current	10,767	8,797
Deferred tax liabilities—non current	(1,953)	(3,008)

Total net deferred tax assets	$8,814	$9,373

(1)	During the year ended December 31, 2015, GetGo elected to early adopt an accounting standard update on income taxes on a prospective basis. The new authoritative guidance requires deferred tax liabilities and assets along with any related valuation allowance to be classified as noncurrent on the Combined Balance Sheet. The December 31, 2014 Combined Balance Sheet was not retrospectively adjusted.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The significant components of GetGo’s deferred tax assets and liabilities consisted of the following:

	December 31,
	2015	2014
	(In thousands)
Deferred tax assets:
Accruals and reserves	$3,434	$4,956
Deferred revenue	2,252	2,501
Tax credits	134	84
Net operating losses	1,650	2,494
Other	168	—
Stock based compensation	7,931	9,252
Acquired technology	3	—

Total deferred tax assets	15,572	19,287
Deferred tax liabilities:
Depreciation and amortization	(5,348)	(5,546)
Acquired technology	—	(2,697)
Prepaid expenses	(1,410)	(1,658)
Other	—	(13)

Total deferred tax liabilities	(6,758)	(9,914)

Total net deferred tax assets	$8,814	$9,373

The authoritative guidance requires a valuation allowance to reduce the deferred tax assets reported if it is not more likely than not that some portion or all of the deferred tax assets will be realized. At December 31, 2015, GetGo determined that its deferred tax assets would more likely than not be realized based on tax calculations performed using the separate return approach. As such, no valuation allowance has been recorded for 2014 or 2015.

GetGo’s operations are included in the foreign subsidiaries of ParentCo. Citrix does not expect to remit earnings from its foreign subsidiaries. Undistributed earnings related to GetGo’s activity in ParentCo’s foreign subsidiaries amounted to approximately $173.0 million at December 31, 2015. Those earnings are considered to be permanently reinvested and, accordingly, no U.S. federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, ParentCo could be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. ParentCo maintains certain strategic management and operational activities in overseas subsidiaries and its foreign earnings are taxed at rates that are generally lower than in the United States.

At December 31, 2015, GetGo had $1.6 million of remaining net operating loss carry forwards in the United States from acquisitions. The utilization of these net operating loss carry forwards are limited in any one year pursuant to Internal Revenue Code Section 382 and begin to expire in 2028. At December 31, 2015, the GetGo had $14.6 million of remaining net operating loss carry forwards in foreign jurisdictions that begin to expire in 2020.

At December 31, 2015, GetGo had state research and development tax credit carry forwards of $0.3 million that it could not utilize in the year generated under the separate return method. These credits do not expire.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

A reconciliation of GetGo’s effective tax rate to the statutory federal rate is as follows:

	Year Ended December 31,
	2015	2014	2013
Federal statutory taxes	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.2	4.2	4.2
Foreign operations	(2.3)	0.8	3.8
Permanent differences	1.0	1.6	1.1
Domestic production activities deduction	(3.1)	(3.0)	(4.3)
Tax credits	(6.0)	(7.0)	(7.6)
Change in accruals for uncertain tax positions	(0.5)	2.7	1.8

	27.3%	34.3%	34.0%

GetGo’s effective tax rate generally differs from the U.S. federal statutory rate of 35.0% due primarily to favorable impacts from federal incentives including the research and development tax credit and the domestic production activities deduction available for certain software activities. In 2015, the effective tax rate was also favorably impacted by income in foreign jurisdictions with lower tax rates and a tax benefit from the release of uncertain tax positions recorded in connection with the closing of the 2011 and 2012 federal exam cycle with the IRS. In 2014 and 2013, the effective tax rate was unfavorably impacted by the mix of foreign earnings, including, foreign losses in jurisdictions with lower tax rates and foreign income in jurisdictions with higher tax rates, as well as changes in accruals for uncertain tax positions.

GetGo is included in the income tax returns filed by ParentCo in the United States, as well as multiple state and local and foreign jurisdictions where GetGo has operations. With few exceptions, ParentCo is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years prior to 2012.

During the quarter ended June 30, 2015, the IRS concluded its field examination of ParentCo’s 2011 and 2012 tax years and issued proposed adjustments primarily related to transfer pricing and the research and development tax credit. In June 2015, ParentCo finalized its tax deficiency calculations and formally closed the audit with the IRS for the 2011 and 2012 tax years. As a result, GetGo recognized a net tax benefit of $1.6 million during the second quarter of 2015 related to the settlement of positions determined allocable to GetGo.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2015 and 2014 is as follows (in thousands):

Balance at January 1, 2014	$5,787
Additions based on tax positions related to the current year	1,694
Settlements	(1,453)

Balance at December 31, 2014	6,028
Additions based on tax positions related to the current year	1,361
Settlements	(1,865)

Balance at December 31, 2015	5,524

GetGo does not anticipate the total amount of unrecognized tax benefits allocable to GetGo will change significantly over the next 12 months.

GetGo recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. During the year ended December 31, 2015, amounts recognized related to interest and penalties were immaterial.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The federal research and development tax credit expired on December 31, 2013. On December 19, 2014, the Tax Increase Prevention Act of 2014 was signed into law. Under this act, the federal research and development tax credit was retroactively extended for amounts paid or incurred after December 31, 2013 and before January 1, 2015. The effects of these changes in the tax law resulted in net tax benefits of approximately $4.1 million for GetGo, which were recognized in the fourth quarter of 2014, the quarter in which the law was enacted. The Protecting Americans from Tax Hikes Act of 2015 was signed into law on December 18, 2015, permanently extending the research credit under Section 41 for amounts paid or incurred after December 31, 2014. Accordingly, GetGo recognized $3.5 million of federal research and development tax credit in the fourth quarter of 2015.

8. EMPLOYEE STOCK-BASED COMPENSATION AND BENEFIT PLANS

Until consummation of the distribution from ParentCo, GetGo’s employees participate in ParentCo’s Incentive Stock Plan (the “Plan”). ParentCo has authorized a plan to grant awards of restricted stock, restricted stock equivalents, or options to purchase ParentCo’s common stock to directors, officers and employees. ParentCo’s Board of Directors determines the recipients, type of award to be granted and the amounts of awards to be granted under the Plan.

ParentCo’s stock-based compensation program is a long-term retention program that is intended to attract and reward talented employees and align stockholder and employee interests. As of December 31, 2015, ParentCo had one stock-based compensation plan under which it was granting equity awards. ParentCo is currently granting stock-based awards from its 2014 Equity Incentive Plan (the “2014 Plan”).

Under the terms of the 2014 Plan, ParentCo is authorized to grant incentive stock options (“ISOs”), non-qualified stock options (“NSOs”), non-vested stock, non-vested stock units, stock appreciation rights (“SARs”), and performance units and to make stock-based awards to full and part-time employees of ParentCo and its subsidiaries or affiliates, where legally eligible to participate, as well as to consultants and non-employee directors of ParentCo. SARs and ISOs are not currently being granted. Currently, the 2014 Plan provides for the issuance of a maximum of 29,000,000 shares of common stock. In addition, shares of common stock underlying any awards granted under ParentCo’s Amended and Restated 2005 Equity Incentive Plan, as amended, that are forfeited, canceled or otherwise terminated (other than by exercise) are added to its shares of common stock available for issuance under the 2014 Plan. Under the 2014 Plan, NSOs must be granted at exercise prices no less than fair market value on the date of grant. Non-vested stock awards may be granted for such consideration in cash, other property or services, or a combination thereof, as determined by ParentCo’s Compensation Committee of its Board of Directors. Stock-based awards are generally exercisable or issuable upon vesting. ParentCo’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Under the 2015 Employee Stock Purchase Plan (“ESPP”), all full-time and certain part-time employees of ParentCo are eligible to purchase common stock of ParentCo twice per year at the end of a six-month payment period (a “Payment Period”). During each Payment Period, eligible employees who so elect may authorize payroll deductions in an amount no less than 1.0% nor greater than 10.0% of his or her base pay for each payroll period in the Payment Period. At the end of each Payment Period, the accumulated deductions are used to purchase shares of common stock from ParentCo up to a maximum of 12,000 shares for any one employee during a Payment Period. Shares are purchased at a price equal to 85.0% of the fair market value of ParentCo’s common stock on the last business day of a Payment Period. Effective with the Payment Period beginning in July 2015, the purchase price to participating employees will be 85.0% of the fair market value of the ParentCo’s common stock, on either the first business day of the Payment Period or the last business day of the Payment

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Period, whichever is lower. For the years ended December 31, 2015, 2014 and 2013, GetGo, under ParentCo’s plan, recognized stock-based compensation expense of $1.1 million, $0.7 million and $0.7 million, respectively, related to employee stock purchase plans.

ParentCo used the Black-Scholes model to estimate the fair value of its ESPP awards with the following weighted-average assumptions:

Year Ended
December 31, 2015
Expected volatility factor	0.35
Risk free interest rate	0.25%
Expected dividend yield	0%
Expected life (in years)	0.5

Expense Information under the Authoritative Guidance

As required by the authoritative guidance, ParentCo estimates forfeitures of stock awards and recognizes compensation costs only for those awards expected to vest. Forfeiture rates are determined based on historical experience. ParentCo also considers whether there have been any significant changes in facts and circumstances that would affect its forfeiture rate quarterly. Estimated forfeitures are adjusted to actual forfeiture experience as needed. Under ParentCo’s plan, GetGo recorded stock-based compensation costs of $24.3 million, $19.9 million, and $25.9 million in 2015, 2014, and 2013, respectively.

The detail of the total stock-based compensation recognized by income statement classification is as follows (in thousands):

Income Statement Classifications	2015	2014	2013
Cost of net revenues	$960	$670	$768
Research and development	8,952	6,956	7,653
Sales, marketing and services	4,124	4,109	6,990
General and administrative	10,301	8,132	10,460

Total	$24,337	$19,867	$25,871

Non-vested Stock Units

Market Performance and Service Condition Stock Units

In March 2015, 2014 and 2013, ParentCo granted senior level employees non-vested stock unit awards representing, in the aggregate, 393,464, 378,022 and 399,029 non-vested stock units, respectively, that vest based on certain target market performance and service conditions. The number of non-vested stock units underlying each award will be determined within sixty days of the calendar year following the end of a three-year performance period ending December 31, 2017 for the March 2015 awards, December 31, 2016 for the March 2014 awards and December 31, 2015 for the March 2013 awards. The attainment level under the award will be based on ParentCo’s total return to stockholders over the performance period compared to the return on the Nasdaq Composite Total Return Index (the “XCMP”). If ParentCo’s return is positive and meets or exceeds the indexed return, the number of non-vested stock units issued will be based on interpolation, with the maximum number of non-vested stock units issuable pursuant to the award capped at 200% of the target number of non-vested stock units set forth in the award agreement if ParentCo’s return exceeds the indexed return by 40% or

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

more. If ParentCo’s return over the performance period is positive but underperforms the index, a number of non-vested stock units will be issued, below the target award, based on interpolation; however, no non-vested stock units will be issued if ParentCo’s return underperforms the index by more than 20% over the performance period. In the event ParentCo’s return to stockholders is negative but still meets or exceeds the indexed return, only 75% of the target award shall be issued. If the awardee is not employed by ParentCo at the end of the performance period; the extent to which the awardee will vest in the award, if at all, is dependent upon the timing and character of the termination as provided in the award agreement. Each non-vested stock unit, upon vesting, represents the right to receive one share of ParentCo’s common stock.

The market condition requirements are reflected in the grant date fair value of the award, and the compensation expense for the award will be recognized assuming that the requisite service is rendered regardless of whether the market conditions are achieved. The grant date fair value of the non-vested performance stock unit awards was determined through the use of a Monte Carlo simulation model, which utilized multiple input variables that determined the probability of satisfying the market condition requirements applicable to each award as follows:

	March 2015 Grant	March 2014 Grant	March 2013 Grant
Expected volatility factor	0.14 - 0.29	0.19 - 0.38	0.16 - 0.42
Risk free interest rate	0.85%	0.81%	0.33%
Expected dividend yield	0%	0%	0%

The range of expected volatilities utilized was based on the historical volatilities of ParentCo’s common stock and the XCMP. ParentCo chose to use historical volatility to value these awards because historical stock prices were used to develop the correlation coefficients between ParentCo and the XCMP in order to model the stock price movements. The volatilities used were calculated over the most recent 2.76 year period, which was the remaining term of the performance period at the date of grant. The risk free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms equivalent to the remaining performance period. ParentCo does not intend to pay dividends on its common stock in the foreseeable future. Accordingly, ParentCo used a dividend yield of zero in its model. The estimated fair value of each award as of the date of grant was $61.01 for the March 2015 grant, $56.94 for the March 2014 grant and $89.93 for the March 2013 grant. The performance metrics under the March 2013 grant were not met and therefore no stock units will be issued under this grant.

Service Based Stock Units

ParentCo also awards senior level and certain other employees non-vested stock units granted under the 2014 Plan that vest based on service. The majority of these non-vested stock unit awards generally vest 33.3% on each anniversary subsequent to the date of the award. The remaining awards vest 100% on the third anniversary of the grant date. ParentCo also assumes non-vested stock units in connection with certain of its acquisitions. The assumed awards have the same three year vesting schedule. Each non-vested stock unit, upon vesting, represents the right to receive one share of ParentCo’s common stock. In addition, ParentCo awards non-vested stock units to all of its non-employee directors. These awards vest monthly in 12 equal installments based on service and, upon vesting, each stock unit represents the right to receive one share of ParentCo’s common stock.

Performance Stock Units

During 2015, ParentCo awarded certain senior level employees non-vested performance stock units granted under the 2014 Plan. The number of non-vested stock units underlying each award will be determined within

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

sixty days of the calendar year following completion of the one-year performance period ending December 31, 2016 and will be based on achievement of a specific corporate financial performance goal determined at the time of the award. The number of non-vested stock units issued will be based on a graduated slope, with the maximum number of non-vested stock units issuable pursuant to the award capped at 100% of the base number of non-vested stock units set forth in the award agreement. ParentCo is required to estimate the attainment expected to be achieved related to the defined performance goals and the number of non-vested stock units that will ultimately be awarded in order to recognize compensation expense over the vesting period. Each non-vested stock unit, upon vesting, represents the right to receive one share of ParentCo’s common stock. If the performance goals are not met, no compensation cost will be recognized and any previously recognized compensation cost will be reversed.

The following table summarizes ParentCo’s non-vested stock unit activity for the year ended December 31, 2015:

	Number of Shares	Weighted- Average Fair Value at Grant Date
Non-vested stock units at December 31, 2014	5,037,295	$66.20
Granted	3,415,207	66.70
Assumed from acquisitions	142,822	64.78
Vested	(1,971,312)	64.10
Forfeited	(1,476,086)	69.38

Non-vested stock units at December 31, 2015	5,147,926	65.00

For the years ended December 31, 2015, 2014 and 2013, GetGo, under ParentCo’s plan, recognized stock-based compensation expense of $23.0 million, $17.7 million and $20.5 million, respectively, related to non-vested stock units. Under ParentCo’s plan, the fair value of the non-vested stock units released in 2015, 2014, and 2013 was $132.9 million, $118.3 million and $95.4 million, respectively. As of December 31, 2015, there was $238.6 million of total unrecognized compensation cost related to non-vested stock units. The unrecognized cost is expected to be recognized over a weighted-average period of 1.8 years.

Non-vested Stock

During 2015, ParentCo granted non-vested stock awards of 102,851 shares to certain executive officers which typically vest between one to three years from the date of grant, subject to the holder’s continued employment with ParentCo. Non-vested stock is issued and outstanding upon grant; however, award holders are restricted from selling the shares until they vest. If the vesting conditions are not met, the award will be forfeited. Compensation expense is measured based on the closing market price of ParentCo’s common stock at the date of grant and is recognized on a straight-line basis over the vesting period. Under ParentCo’s plan, GetGo recognized stock-based compensation expense of $0.2 million related to these awards for the year ended December 31, 2015. At December 31, 2015, under ParentCo’s plan, there was approximately $7.1 million of total unrecognized compensation expense related to these awards, which is expected to be recognized over a weighted average period of 0.83 years.

Stock Options

Stock options granted under the 2014 Plan typically have a five-year life and vest over three years, with 33.3% of the shares underlying the option vesting on the first anniversary of the date of grant and the remainder

GETGO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

of the underlying shares vesting in equal installments at a rate of 2.8% thereafter (the “Standard Vesting Rate”). ParentCo may assume stock options from certain of its acquisitions for which the vesting period is typically reset to vest over three years at the Standard Vesting Rate. See Note 3 for more information related to acquisitions.

A summary of the status and activity of ParentCo’s fixed option awards is as follows:

Options	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2014	3,577,549	$67.60	1.29
Exercised	(1,875,339)	59.87
Forfeited or expired	(390,098)	77.36

Outstanding at December 31, 2015	1,312,112	75.72	0.58	$5,978

Vested or expected to vest	1,311,936	75.73	0.58	$5,977

Exercisable at December 31, 2015	1,307,487	75.82	0.57	$5,857

Under ParentCo’s plan, GetGo’s stock-based compensation expense was immaterial for 2015. Under ParentCo’s plan, GetGo recognized stock-based compensation expense of $1.5 million and $4.7 million related to options for the years ended December 31, 2014 and 2013, respectively. As of December 31, 2015, unrecognized compensation cost related to stock options was not material. Under ParentCo’s plan, the total intrinsic value of stock options exercised during 2015, 2014 and 2013 was $23.0 million, $37.1 million and $77.7 million, respectively.

Stock Option Valuation Information

ParentCo uses the Black-Scholes option pricing model to determine the fair value of stock options. There were no stock options granted and/or assumed during the year ended December 31, 2015 and 2014. The weighted-average fair value of stock options granted and/or assumed during the year ended December 31, 2013 was $56.97.

The assumptions used to value options granted and/or assumed are as follows:

Stock options granted or assumed during
2013
Expected volatility factor	0.39
Approximate risk free interest rate	0.4%
Expected term (in years)	3.35
Expected dividend yield	0%

Benefit Plan

ParentCo maintains a 401(k) benefit plan allowing eligible U.S.-based employees to contribute up to 90.0% of their annual eligible earnings to the plan on a pretax and after-tax basis, including Roth contributions, limited to an annual maximum amount as set periodically by the IRS. ParentCo, at its discretion, may contribute up to $0.50 for each dollar of employee contribution. ParentCo’s total matching contribution to an employee is

GETGO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

typically made at 3.0% of the employee’s annual compensation. ParentCo’s matching contributions related to GetGo employees were $3.7 million, $3.4 million and $3.2 million in 2015, 2014 and 2013, respectively. Prior to June 2015, ParentCo’s contributions vested over a four-year period at 25.0% per year. Effective in June 2015, all matching contributions vest immediately.

9. COMMITMENTS AND CONTINGENCIES

Leases

GetGo leases certain office space and equipment under various operating leases. In addition to rent, the leases require GetGo to pay for taxes, insurance, maintenance and other operating expenses. Certain of these leases contain stated escalation clauses while others contain renewal options. GetGo recognizes rent expense on a straight-line basis over the term of the lease, excluding renewal periods, unless renewal of the lease is reasonably assured.

In September 2014, GetGo entered into a lease for new office space in Jersey City, New Jersey. The term of the new office space began in December 2014 and extends through February 2022. The aggregate amount of minimum lease payments to be made over the term of the lease is approximately $6.2 million.

In January 2011, GetGo entered into a lease for new office space in Tempe, Arizona. The term of the new office space began in May 2011 and extends through April 2021. The aggregate amount of minimum lease payments to be made over the term is approximately $4.7 million.

In December 2009, GetGo entered into a lease for new office space in Goleta, California. The term of the new office space began in January 2010 and extends through June 2020. The aggregate amount of minimum lease payments to be made over the term of the lease is approximately $4.4 million. The lease required a security deposit of $32,000. The security deposit is classified as a long-term deposit.

In December 2006, GetGo entered into a lease for new office space in Goleta, California. The term of the new office space began in May 2007 and extends through April 2017. The aggregate amount of minimum lease payments to be made over the term of the lease is approximately $10.3 million.

Rental expense allocated to GetGo for the years ended December 31, 2015, 2014 and 2013 was approximately $6.8 million, $6.9 million, and $6.4 million, respectively. Sublease income for the year ended December 31, 2015 was approximately $0.1 million. There was no sublease income for the years ended December 31, 2014 and 2013.

Lease commitments under non-cancelable operating leases with initial or remaining terms in excess of one year and sublease income associated with non-cancelable subleases are as follows:

	Operating Leases	Sublease Income
	(In thousands)
Years ending December 31,
2016	$8,485	$45
2017	6,733	—
2018	6,276	—
2019	6,426	—
2020	6,380	—
Thereafter	42,643	—

Total	$76,943	$45

GETGO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Legal Matters

GetGo accrues a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. GetGo reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and GetGo’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in GetGo’s accrued liabilities would be recorded in the period in which such determination is made. In addition, in accordance with the relevant authoritative guidance, for matters in which the likelihood of material loss is at least reasonably possible, GetGo provides disclosure of the possible loss or range of loss. If a reasonable estimate cannot be made, however, GetGo will provide disclosure to that effect.

In February 2006, ‘01 Communiqué (“‘01”) filed a patent infringement lawsuit against Citrix Systems, Inc. and Citrix Online, LLC in the United States District Court for the Northern District of Ohio, claiming that Citrix Online, a former subsidiary of Citrix of which GetGo’s business was a part, infringed a patent held by ‘01. In January 2016, an Ohio jury rendered a verdict in Citrix’s favor, finding that ‘01’s patent was valid, but that Citrix has not infringed on such patent. The Court will consider the parties’ post-trial motions, and after such motions are decided, the jury’s verdict will likely be the subject of an appeal.

In March 2011, Richard Williamson (“Williamson”), on behalf of and as trustee for At Home Bondholders Liquidating Trust, filed a patent infringement suit against Citrix Systems, Inc. and others in Federal Court for the Central District of California. The suit alleges that Citrix’s GoTo service offerings infringe the plaintiff’s patent. In February 2016, the Court granted summary judgment in Citrix’s favor, finding the claims in the suit to lack patentable subject matter. In March 2016, Williamson filed a notice of appeal seeking to overturn this ruling.

Due to the nature of GetGo’s business, GetGo is subject to patent infringement claims, including current suits against it or one or more of its wholly-owned subsidiaries alleging infringement by various GetGo service offerings and services (the “Other Matters”). GetGo believes that it has meritorious defenses to the allegations made in its pending cases and intends to vigorously defend these lawsuits; however, it is currently unable to determine the ultimate outcome of these or similar matters. In addition, GetGo is a defendant in various litigation matters generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcomes of these cases, GetGo believes that it is not reasonably possible that the ultimate outcomes will materially and adversely affect its business, financial position, results of operations or cash flows.

Guarantees

The authoritative guidance requires certain guarantees to be recorded at fair value and requires a guarantor to make disclosures, even when the likelihood of making any payments under the guarantee is remote. For those guarantees and indemnifications that do not fall within the initial recognition and measurement requirements of the authoritative guidance, GetGo must continue to monitor the conditions that are subject to the guarantees and indemnifications, as required under existing generally accepted accounting principles, to identify if a loss has been incurred. If GetGo determines that it is probable that a loss has been incurred, any such estimable loss would be recognized. The initial recognition and measurement requirements do not apply to the provisions contained in the majority of GetGo’s software license agreements that indemnify licensees of GetGo’s software from damages and costs resulting from claims alleging that GetGo’s software infringes the intellectual property rights of a third party. GetGo has not made material payments pursuant to these provisions as of December 31, 2015. GetGo has not identified any losses that are probable under these provisions and, accordingly, GetGo has not recorded a liability related to these indemnification provisions.

GETGO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. SEGMENT INFORMATION

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions regarding resource allocation and assessing performance. GetGo, which uses combined financial information in determining how to allocate resources and assess performance, has determined that it operates in one segment.

GetGo’s net revenues and long-lived assets, consisting of property and equipment, by geography are as follows (in thousands):

	Years Ended December 31,
	2015	2014	2013
Net revenues:
Americas	$524,520	$475,884	$447,751
EMEA	84,481	83,930	74,222
Asia-Pacific	20,439	19,978	18,518

Total net revenues	$629,440	$579,792	$540,491

	December 31,
	2015	2014
Long-lived assets:
United States	$81,201	$72,126
Switzerland	6,424	5,740
Germany	4,261	1,982
Other countries	46	779

Total long-lived assets	$91,932	$80,627

See Note 2 for more information regarding GetGo’s customer concentration as it relates to total net revenues.

The increases in long-lived assets are primarily due to increased spending in both internal software and investment in the SaaS GoTo software.

11. RELATED PARTY TRANSACTIONS AND PARENTCO INVESTMENT

Related party transactions

GetGo does not enter into transactions with related parties to purchase and/or sell goods or services in the ordinary course of business. Transactions between GetGo and ParentCo are reflected in equity in the Combined Balance Sheet as “Net Parent Investment” and in the Combined Statement of Cash Flows as a financing activity in “Net transfers (to) from ParentCo and affiliates.”

Corporate allocations and ParentCo investment

GetGo’s combined financial statements include expense allocations for (1) stock-based compensation; (2) information technology; (3) employee benefits and compensation; (4) accounting, finance, various accounting processing functions, marketing, human resources, management, communications, tax, treasury, internal audit,

GETGO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

facilities, compliance, and executive; (5) financing costs, which includes interest expense; and (6) investor relations. Such allocations by ParentCo are estimates, and also do not fully represent the costs of such services if performed on a standalone basis. These expenses have been allocated to GetGo on the basis of direct usage where identifiable, with the remainder allocated on the basis of net revenues, headcount, or other measures of GetGo and Citrix. Certain debt obligations of Citrix have not been included in the balance sheet of GetGo because GetGo is not a party to the obligation between Citrix and the debt holders.

Financing costs related to such debt obligations have been allocated to GetGo based on the extent to which GetGo participated in Citrix’s corporate financing activities. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating General corporate expenses from ParentCo are reasonable.

Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred and may not reflect GetGo’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if GetGo had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. General corporate expenses allocated to GetGo during the fiscal years ended December 31, 2015, 2014 and 2013 were $21.8 million, $16.2 million and $9.9 million, respectively.

12. COMPREHENSIVE INCOME

The changes in Accumulated other comprehensive loss, net of tax, are as follows:

Foreign currency
(In thousands)
Balance at December 31, 2014	$13,285
Other comprehensive loss	12,288

Balance at December 31, 2015	$25,573

13. RESTRUCTURING

2015 Separation Costs

In 2015, Citrix incurred incremental costs to evaluate, plan and execute the separation. A portion of these costs were specifically identifiable to GetGo and have been attributed to GetGo in their entirety, while other costs were allocated to GetGo based on net revenues. The separation costs relate primarily to third party advisory and consulting services, retention payments to certain employees, incremental stock-based compensation and other costs directly related to the separation. Citrix estimates total separation costs through the close of separation will be approximately $100.0 to $110.0 million on a pre-tax basis, of which a portion of these costs will be allocated to GetGo. These estimates are based on currently known facts and may change materially as future operating decisions are made. These estimates do not include potential tax related charges or potential capital expenditures which may be incurred related to the proposed transaction. These additional costs could be significant. For the year ended December 31, 2015, Citrix has incurred $6.4 million related to separation costs, of which $3.3 million of the pre-tax charges were allocated to GetGo and recorded in General and administrative expense on the Combined Statements of Income and Comprehensive Income. Citrix expects to continue to incur additional separation costs in 2016 until the separation of GetGo is completed.

GETGO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2015 Restructuring Programs

In 2015, Citrix implemented two restructuring programs (the “2015 Restructuring Program” and the “2015 Other Restructuring Program”), which included the reduction of Citrix’s headcount by approximately 1,400 full-time positions since inception, 27 of which were related to GetGo. The charges GetGo incurred were primarily related to employee severance, outplacement, professional service fees, and facility closing costs. The majority of the activities related to the 2015 Restructuring Program were substantially completed by the end of 2015, and the Company currently anticipates completing the activities related to the 2015 Other Restructuring Program during the first half of fiscal year 2016.

2014 Restructuring Program

In March 2014, Citrix implemented a restructuring program (the “2014 Restructuring Program”), which included the reduction of Citrix’s headcount by approximately 325 full-time positions since inception, 74 of which were related to GetGo. The charges GetGo incurred were primarily related to severance and other costs directly related to the reduction of workforce. The activities under the 2014 Restructuring Program were substantially completed as of the three months ended March 31, 2015.

14. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2016, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update on the accounting of stock-based compensation. The guidance requires the recognition of the income tax effects of awards in the income statement when the awards vest or are settled, thus eliminating additional paid in capital pools. The guidance also allows for the employer to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting. In addition, the guidance allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. The new guidance is effective for annual reporting periods beginning after December 15, 2016. Early adoption is permitted. GetGo is currently evaluating the potential impact of this standard on its financial position and results of operations.

In February 2016, the FASB issued an accounting standards update on the accounting for leases. The new guidance requires that lessees in a leasing arrangement recognize a right-of-use asset and a lease liability for most leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. The new guidance is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition, and provides for certain practical expedients. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. GetGo is currently evaluating the potential impact of this standard on its financial position and results of operations.

In November 2015, the FASB issued an accounting standards update on income taxes. The new authoritative guidance requires deferred tax liabilities and assets, along with any related valuation allowance, to be classified as noncurrent on the Combined Balance Sheet. This standard is required to be adopted for annual periods beginning after December 15, 2016, including interim periods within that annual period, with early adoption permitted. The amendment may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. GetGo elected to prospectively adopt the accounting standard in the beginning of the fourth quarter of 2015. Prior periods in GetGo’s combined financial statements were not retrospectively adjusted.

In September 2015, the FASB issued an accounting standards update on business combinations. The new guidance requires that an acquirer in a business combination recognize adjustments to provisional amounts that

GETGO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

are identified during the measurement period in the reporting period in which the adjustment amounts are determined, including the cumulative effect of the change in provisional amount as if the accounting had been completed as of the acquisition date. The adjustments related to previous reporting periods since the acquisition date must be disclosed by income statement line item either on the face of the income statement or in the notes. The guidance becomes effective for fiscal years and interim reporting periods beginning on or after December 15, 2015, with early adoption permitted. GetGo does not expect the adoption of this standard to have a material impact on GetGo’s combined financial position, results of operations and cash flows.

In April 2015, the FASB issued an accounting standard update on customer’s accounting for fees paid in a cloud computing arrangement. The amendments in this update provide guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. GetGo adopted this standard effective January 1, 2016 on a prospective basis. Adoption of this standard did not have a material impact on GetGo’s financial position and results of operations.

In May 2014, the FASB issued an accounting standard update on revenue recognition. The new guidance creates a single, principle-based model for revenue recognition and expands and improves disclosures about revenue. In July 2015, the FASB issued an accounting standard update that defers the effective date of the new revenue recognition standard by one year. The new guidance is effective for annual reporting periods beginning on or after December 15, 2017, and must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. GetGo is currently evaluating the potential impact of this standard on its financial position and results of operations.

GETGO

COMBINED CONDENSED BALANCE SHEETS

	June 30, 2016	December 31, 2015
	(Unaudited)	(Derived from audited financial statements)
	(In thousands)
Assets
Current assets:
Cash	$63,955	$55,414
Accounts receivable, net of allowances of $787 and $794 at June 30, 2016 and December 31, 2015, respectively	43,072	45,146
Prepaid expenses	13,945	11,239
Other current assets	4,334	3,944

Total current assets	125,306	115,743
Property and equipment, net	86,387	91,932
Goodwill	368,769	367,782
Other intangible assets, net	62,232	71,709
Other assets	21,072	14,807

Total assets	$663,766	$661,973

Liabilities and Equity
Current liabilities:
Accounts payable	$8,894	$14,112
Accrued expenses and other current liabilities	41,633	38,148
Current portion of deferred revenues	113,914	107,936

Total current liabilities	164,441	160,196
Long-term portion of deferred revenues	5,970	7,066
Other liabilities	10,801	10,419

Total liabilities	181,212	177,681

Commitments and contingencies
Equity:
Accumulated other comprehensive loss	(27,784)	(25,573)
Net parent investment	510,338	509,865

Total equity	482,554	484,292

Total liabilities and equity	$663,766	$661,973

The accompanying notes are an integral part of these combined condensed financial statements.

GETGO

COMBINED CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	Six Months Ended June 30,
	2016	2015
	(In thousands)
Net revenues	$335,898	$300,523
Cost of net revenues:
Cost of net revenues	78,023	66,593
Amortization of product related intangibles	2,582	1,353

Total cost of net revenues	80,605	67,946

Gross margin	255,293	232,577

Operating expenses:
Research and development	50,732	42,945
Sales, marketing and services	113,936	97,495
General and administrative	51,261	33,151
Amortization of other intangible assets	7,138	3,377
Restructuring	945	609
Separation	11,626	—

Total operating expenses	235,638	177,577

Income from operations	19,655	55,000
Interest expense	4,497	4,261
Other income (expense), net	118	(2,727)

Income before income taxes	15,276	48,012
Income tax expense	4,305	13,872

Net income	10,971	34,140

Other comprehensive (loss) income:
Change in foreign currency translation adjustment	(2,211)	(7,993)

Comprehensive income	$8,760	$26,147

The accompanying notes are an integral part of these combined condensed financial statements.

GETGO

COMBINED CONDENSED STATEMENT OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2016	2015
	(In thousands)
Operating Activities
Net income	$10,971	$34,140
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	9,721	4,731
Depreciation of property and equipment	31,738	24,233
Amortization of allocated debt discount and transaction costs	3,705	3,444
Stock-based compensation expense	18,341	10,338
Excess tax benefit from stock-based compensation	(1,369)	(581)
Provision for doubtful accounts and sales allowances	1,367	508
Deferred income tax (benefit) expense	(5,493)	2,613
Effects of exchange rate changes on monetary assets and liabilities denominated in foreign currencies	(91)	2,757
Other non-cash items	3,323	1,365

Total adjustments to reconcile net income to net cash provided by operating activities	61,242	49,408
Changes in operating assets and liabilities:
Accounts receivable	248	(3,747)
Prepaid expenses and other current assets	(2,785)	2,451
Other assets	(805)	(1,564)
Deferred revenue	6,849	8,966
Accounts payable	(5,496)	2,947
Income taxes, net	(86)	(1,770)
Accrued expenses	2,616	(3,597)
Other liabilities	(737)	1,697

Total changes in operating assets and liabilities, net of the effects of acquisitions	(196)	5,383

Net cash provided by operating activities	72,017	88,931
Investing Activities
Cash paid for licensing agreements and core technology	(249)	(272)
Purchase of cost method investments	—	(150)
Purchase of property and equipment	(27,947)	(32,269)
Cash paid for acquisition, net of cash acquired	—	(161,774)

Net cash used in investing activities	(28,196)	(194,465)
Financing Activities
Excess tax benefit from stock-based compensation	1,369	581
Payments on debt from acquisition	—	(4,394)
Net transfers (to) from Parent and affiliates	(32,516)	127,646

Net cash (used in) provided by financing activities	(31,147)	123,833
Effect of exchange rate changes on cash	(4,133)	(3,954)

Change in cash	8,541	14,345
Cash at beginning of period	55,414	34,934

Cash at end of period	$63,955	$49,279

The accompanying notes are an integral part of these combined condensed financial statements.

GETGO

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Unless the context otherwise requires, references to “GetGo” in the accompanying combined financial statements and related notes refer to the GoTo family of service offerings of Citrix Systems, Inc. or to the GoTo Business. References in these notes to “ParentCo” or “Citrix” refer to Citrix Systems, Inc., a Delaware corporation, and its consolidated subsidiaries other than, after the distribution described below, GetGo, Inc.

The Proposed Merger

On July 26, 2016, LogMeIn, Inc. (“LMI”) and Citrix announced that the companies had entered into a definitive merger agreement for LMI to combine with Citrix’s GoTo business in a Reverse Morris Trust transaction. The transaction, which has been unanimously approved by the Boards of Directors of Citrix and LMI, is expected to be generally tax-free to Citrix and its stockholders for U.S. federal income tax purposes.

Citrix has created a wholly owned subsidiary, GetGo, Inc., to hold the GoTo business. Citrix will distribute all of the outstanding common stock of that subsidiary to Citrix stockholders pursuant to either a spin-off or split-off transaction. Immediately thereafter, GetGo, Inc. will be merged with a wholly owned subsidiary of LMI, with GetGo, Inc. surviving the merger and remaining as a wholly owned subsidiary of LMI. The combination will result in the Citrix stockholders receiving an aggregate of approximately 26.9 million shares of LMI common stock. Immediately following the merger, Citrix stockholders will own approximately 50.1% of all outstanding shares of the combined company on a fully diluted basis, while existing LMI stockholders will own approximately 49.9% of the combined company on a fully diluted basis.

The issuance of shares by LMI in connection with the merger requires approval by LMI stockholders, and the merger is subject to certain regulatory approvals and other customary closing conditions, including receipt of opinions of counsel with respect to the tax-free nature of certain aspects of the proposed transaction. The merger is expected to close during the first quarter of 2017.

Basis of Presentation

The accompanying unaudited combined condensed financial statements include the accounts of GetGo. GetGo has no material equity method investments or variable interests or non-controlling interests. GetGo account allocations are based on the allocations of shared functions to GetGo.

The accompanying unaudited combined condensed financial statements have been prepared in accordance with Article 10 of Regulation S-X and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The year-end unaudited combined condensed balance sheet was derived from audited combined financial statements, but do not include all disclosures required by accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. GetGo has evaluated subsequent events and has determined no disclosure is necessary beyond those events disclosed herein. Operating results for any six-month period are not necessarily indicative of the results for any other six-month period or for the full year. These statements should be read in conjunction with the combined financial statements and notes thereto for GetGo for the year ended December 31, 2015 included in this registration statement.

These combined condensed financial statements were prepared on a standalone basis derived from the consolidated financial statements and accounting records of ParentCo. These statements reflect the historical results of operations, financial position and cash flows of GetGo in accordance with GAAP.

GETGO

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

(Unaudited)

The combined condensed financial statements are presented as if GetGo had been carved out of Citrix for all periods presented. All significant intercompany transactions within GetGo have been eliminated. Immediately prior to the distribution, all of the assets and liabilities presented are wholly owned by Citrix and are being transferred to GetGo at carry-over basis. As a result, the assets and liabilities in the carve-out financial statements have been reflected on a historical cost basis.

These combined condensed financial statements include expense allocations for certain support functions that are provided on a centralized basis within Citrix. These support functions include, but are not limited to: (1) stock-based compensation; (2) information technology; (3) employee benefits and compensation; (4) accounting, finance, various accounting processing functions, marketing, human resources, management, communications, tax, treasury, internal audit, facilities, compliance, and executive; (5) financing costs, which includes interest expense; and (6) investor relations. These expenses have been allocated to GetGo on the basis of direct usage where identifiable, with the remainder allocated on the basis of net revenues, headcount, or other relevant measures of GetGo and ParentCo. Such allocations by ParentCo are estimates, and also do not fully represent the costs of such services if performed on a standalone basis. Certain debt obligations of Citrix have not been included in the condensed balance sheet of GetGo, because GetGo is not a party to the obligation between Citrix and the debt holders. Financing costs related to such debt obligations have been allocated to GetGo based on the extent to which GetGo benefited from Citrix’s corporate financing activities. For an additional discussion of expense allocations, see Note 9 of the Notes to the combined condensed financial statements.

Management believes the assumptions underlying the unaudited carve-out financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided, to or the benefit received by, GetGo during the periods presented. Nevertheless, the unaudited combined condensed financial statements may not include all of the actual expenses that would have been incurred by GetGo and may not reflect GetGo’s results of operations, financial position and cash flows had GetGo been a standalone company during the periods presented. Actual costs that would have been incurred if GetGo had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, including information technology and infrastructure.

The income tax provision in the unaudited combined condensed statements of income and comprehensive income has been calculated as if GetGo was operating on a standalone basis and filed separate tax returns in the jurisdiction in which it operates. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of GetGo’s actual tax balances prior to, or subsequent to, the carve-out.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of GetGo’s combined condensed financial statements in conformity with GAAP requires GetGo to make estimates and assumptions that affect the amounts reported in the combined condensed financial statements and accompanying notes. Significant estimates made by GetGo include the assumptions used in the valuation of stock-based awards, the valuation of goodwill, net realizable value of other intangible assets, the provision for income taxes, the estimation of customer lives related to activation fees, the amortization and depreciation periods for intangible and long-lived assets and the Basis of Presentation as discussed in Note 1. While GetGo believes that such estimates are fair when considered in conjunction with the combined condensed financial position and results of operations taken as a whole, the actual amounts of such items, when known, will vary from these estimates.

GETGO

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Revenue Recognition

GetGo derives net revenues primarily from subscription fees related to its services, which are purchased by customers, and are centrally hosted by GetGo. Net revenues from GetGo’s service agreements are recognized ratably over the subscription term and when all of the following criteria are met: persuasive evidence of the arrangement exists; the service has been provided and GetGo has no remaining obligations; the fee is fixed or determinable; and collectability is probable.

Subscription periods primarily range from one month to one year in duration. GetGo’s software cannot be run on another entity’s hardware nor do customers have the right to take possession of the software and use it on their own or another entity’s hardware. In addition, net revenues may also include set-up fees, which are recognized ratably over the contract term or the expected customer life, whichever is longer.

GetGo’s services are considered hosted service arrangements per the authoritative guidance; accordingly, GetGo follows the authoritative guidance when accounting for these service arrangements.

Foreign Currency

Financial statements of foreign operations where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive income in the equity section of the Combined Condensed Balance Sheets.

Foreign currency transaction gains and losses are the result of exchange rate changes on transactions denominated in currencies other than the functional currency, including U.S. dollars. The remeasurement of those foreign currency transactions is included in determining net income or loss for the period of exchange.

Accounting for Stock-Based Compensation Plans

GetGo employees have historically participated in ParentCo’s stock-based compensation plans. Stock-based compensation expense has been allocated to GetGo based on the awards and terms previously granted to ParentCo employees. Until consummation of the distribution, GetGo will continue to participate in ParentCo’s stock-based compensation plans and record stock-based compensation expense based on the stock-based awards granted to GetGo’s employees. GetGo accounts for stock-based compensation arrangements in accordance with the authoritative guidance, which requires GetGo to measure and record compensation expense in its combined financial statements using a fair value method. See Note 6 for further information regarding GetGo’s stock-based compensation plans.

Capitalized Software to Be Sold As a Service

GetGo capitalized costs related to internally developed computer software to be sold as a service, incurred during the application development stage, of $16.1 million and $15.6 million for the six months ended June 30, 2016 and 2015, respectively, and is amortizing these costs over the expected lives of the related services.

3. ACQUISITIONS

2015 Acquisition

Grasshopper

On May 18, 2015, Citrix acquired all of the membership interests of Grasshopper Group, LLC (“Grasshopper”), a leading provider of cloud-based phone solutions for small businesses. With the acquisition,

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NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Citrix planned to expand its breadth of communication and collaboration solutions for small businesses. Total cash consideration for this transaction was approximately $161.5 million, net of $3.6 million cash acquired. Transaction costs allocated to GetGo during the six months ended June 30, 2015 were not significant. In addition, in connection with the acquisition, Citrix assumed non-vested stock units which were converted into the right to receive, in the aggregate, up to 105,765 shares of Citrix common stock for which the vesting period began upon the closing of the transaction.

4. GOODWILL AND INTANGIBLES

Goodwill

GetGo accounts for goodwill in accordance with the authoritative guidance, which requires that goodwill and certain intangible assets are not amortized, but are subject to an annual impairment test. There was no impairment of goodwill or indefinite lived intangible assets as a result of the annual impairment test analysis completed during the fourth quarter of 2015. There were no indicators of impairment during the six months ended June 30, 2016.

Changes in goodwill during the six months ended June 30, 2016 are as follows (in thousands):

	Balance at January 1, 2016	Additions	Other		Balance at June 30, 2016
Goodwill	$367,782	$—	$987	(1)	$368,769

(1)	Amount relates to foreign currency translation. Refer to Foreign Currency discussion in Note 2 for additional information.

Intangible assets consist of the following (in thousands):

	June 30, 2016			December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Life (Years)
Identifiable intangible assets:
Product related intangibles	$78,330	$53,164	$25,166	$77,991	$50,451	$27,540	6 years
Other intangibles	100,738	63,672	37,066	100,549	56,380	44,169	5 years

Total	$179,068	$116,836	$62,232	$178,540	$106,831	$71,709	6 years

Amortization of product related intangible assets, which consists primarily of product-related technologies and patents, was $2.6 million and $1.4 million for the six months ended June 30, 2016 and 2015, respectively, and is classified as a component of Cost of net revenues in the accompanying Combined Condensed Statements of Income and Comprehensive Income. Amortization of other intangible assets, which consist primarily of customer relationships and trade names was $7.1 million and $3.4 million for the six months ended June 30, 2016 and 2015, respectively, and is classified as a component of Operating expenses in the accompanying Combined Condensed Statements of Income and Comprehensive Income.

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NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

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Future estimated amortization expense for intangible assets is as follows as of June 30, 2016 (in thousands):

Year ending December 31,
2016 (remaining six months)	$8,898
2017	15,729
2018	13,631
2019	11,631
2020	6,948
Thereafter	5,395

Total	$62,232

5. INCOME TAXES

GetGo’s six month effective tax rate was 28.2% for the six months ended June 30, 2016 as compared to 28.9% for the six months ended June 30, 2015. The June 30, 2016 effective tax rate was favorably impacted by the inclusion of a tax benefit for the federal Research and Development tax credit permanently extended with the enactment of the Protecting Americans from Tax Hikes (“PATH”) Act in the fiscal fourth quarter of 2015. The June 30, 2015 tax rate was favorably impacted by the inclusion of a benefit from the settlement of an IRS audit during the quarter ending June 30, 2015.

GetGo’s effective tax rate generally differs from the U.S. federal statutory rate of 35% due primarily to federal and state research and development tax credits and the federal domestic production activities deduction available for certain software activities. The effective tax rate is also impacted by earnings generated by GetGo’s foreign operations and taxed at rates that vary from the United States’ federal statutory rate.

6. EMPLOYEE STOCK-BASED COMPENSATION

Until consummation of the distribution from ParentCo, GetGo’s employees participate in ParentCo’s Incentive Stock Plan (the “Plan”). ParentCo has authorized a plan to grant awards of restricted stock, restricted stock equivalents, or options to purchase ParentCo’s common stock to directors, officers and employees. ParentCo’s Board of Directors determines the recipients, type of award to be granted and the amounts of awards to be granted under the Plan.

Expense Information under the Authoritative Guidance

As required by the authoritative guidance, ParentCo estimates forfeitures of stock awards and recognizes compensation costs only for those awards expected to vest. Forfeiture rates are determined based on historical experience. ParentCo also considers whether there have been any significant changes in facts and circumstances that would affect its forfeiture rate quarterly. Estimated forfeitures are adjusted to actual forfeiture experience as needed. Under ParentCo’s plan, GetGo recorded stock-based compensation costs of $18.3 million and $10.3 million for the six months ended June 30, 2016 and 2015, respectively.

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NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

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The detail of the total stock-based compensation recognized by income statement classification is as follows (in thousands):

Income Statement Classifications	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Cost of net revenues	$630	$429
Research and development	4,939	4,029
Sales, marketing and services	3,043	1,499
General and administrative	9,729	4,381

Total	$18,341	$10,338

Non-vested Stock Units

Performance, Market Performance and Service Condition Stock Units

In January 2016, ParentCo granted its Chief Executive Officer 220,235 non-vested stock units that vest based on certain target performance conditions; and in March 2016, ParentCo granted senior level employees 234,816 non-vested stock units that vest based on certain target performance conditions. The attainment level under the awards will be based on ParentCo’s compound annualized total return to stockholders over a three-year performance period, with 100% of such stock units earned if ParentCo achieves total shareholder return of 10% over the performance period. Further, if ParentCo achieves annualized total stockholder return of less than 10% during the performance period, the awardees may earn all or a portion of the target award, but not in excess of 100% of such stock units, depending upon ParentCo’s relative total stockholder return compared to companies listed in the S&P Computer Software Select Index. If ParentCo’s compound annualized total stockholder return is 5% or above, the number of non-vested stock units earned will be based on interpolation, with the maximum number of non-vested stock units earned capped at 200% of the target number of non-vested stock units for a compound annualized total return to stockholders of 30% over a three-year performance period as set forth in the award agreement. Within sixty days following an interim measurement period of 18 months, ParentCo’s Compensation Committee will determine the number of restricted stock units that would be deemed earned based on performance to date, and up to 33% of the target award may be earned based on such performance; however, any stock units that are deemed earned will remain subject to continued service vesting until the end of the three-year performance period, or a change in control, if earlier. Within sixty days following the conclusion of the performance period, ParentCo’s Compensation Committee will determine the number of restricted stock units that would vest upon the final day of the performance period based on ParentCo’s performance during the period and in accordance with the terms of the award. On the vesting date, the greater of the full period restricted stock units, or the interim earned restricted stock units, will vest in one installment.

In March 2015, ParentCo granted senior level employees non-vested stock unit awards representing, in the aggregate, 393,464 non-vested stock units that vest based on certain target market performance and service conditions. The number of non-vested stock units underlying each award will be determined within sixty days of the calendar year following the end of a three-year performance period ending December 31, 2017. The attainment level under the award will be based on ParentCo’s total return to stockholders over the performance period compared to the return on the Nasdaq Composite Total Return Index (the “XCMP”). If ParentCo’s return is positive and meets or exceeds the indexed return, the number of non-vested stock units issued will be based on interpolation, with the maximum number of non-vested stock units issuable pursuant to the award capped at 200% of the target number of non-vested stock units set forth in the award agreement if ParentCo’s return exceeds the indexed return by 40% or more. If ParentCo’s return over the performance period is positive but

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NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

(Unaudited)

underperforms the index, a number of non-vested stock units will be issued, below the target award, based on interpolation; however, no non-vested stock units will be issued if ParentCo’s return underperforms the index by more than 20% over the performance period. In the event ParentCo’s return to stockholders is negative but still meets or exceeds the indexed return, only 75% of the target award shall be issued. If the awardee is not employed by ParentCo at the end of the performance period; the extent to which the awardee will vest in the award, if at all, is dependent upon the timing and character of the termination as provided in the award agreement. Each non-vested stock unit, upon vesting, represents the right to receive one share of ParentCo’s common stock.

The market condition requirements are reflected in the grant date fair value of the award, and the compensation expense for the award will be recognized assuming that the requisite service is rendered regardless of whether the market conditions are achieved. The grant date fair value of the non-vested performance stock unit awards was determined through the use of a Monte Carlo simulation model, which utilized multiple input variables that determined the probability of satisfying the market condition requirements applicable to each award as follows:

	March 2016 Grant	January 2016 Grant	March 2015 Grant
Expected volatility factor	0.29 - 0.39	0.29 - 0.37	0.14 - 0.29
Risk free interest rate	0.91%	1.10%	0.85%
Expected dividend yield	0%	0%	0%

For the March 2016 and January 2016 grants, the range of expected volatilities utilized was based on the historical volatilities of ParentCo’s common stock and the average of its peer group. ParentCo chose to use historical volatility to value these awards because historical stock prices were used to develop the correlation coefficients between ParentCo and its peer group in order to model the stock price movements. The volatilities used were calculated over a three year period, which is commensurate with the awards’ performance period at the date of grant. The risk free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms equivalent to the performance period. ParentCo does not intend to pay dividends on its common stock in the foreseeable future. Accordingly, ParentCo used a dividend yield of zero in its model. The estimated fair value of each award as of the date of grant was $66.18 for the March 2016 grant and $49.68 for the January 2016 grant.

For the March 2015 grant, the range of expected volatilities utilized was based on the historical volatilities of ParentCo’s common stock and the XCMP. ParentCo chose to use historical volatility to value these awards because historical stock prices were used to develop the correlation coefficients between ParentCo and the XCMP in order to model the stock price movements. The volatilities used were calculated over a 2.76 year period, which was the remaining term of the performance period at the date of grant. The risk free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms equivalent to the remaining performance period. ParentCo does not intend to pay dividends on its common stock in the foreseeable future. Accordingly, ParentCo used a dividend yield of zero in its model. The estimated fair value of the award as of the date of grant was $61.01.

Service Based Stock Units

ParentCo also awards senior level and certain other employees non-vested stock units granted under the 2014 Plan that vest based on service. The majority of these non-vested stock unit awards generally vest 33.3% on each anniversary subsequent to the date of the award. The remaining awards vest 100% on the third anniversary of the grant date. ParentCo also assumes non-vested stock units in connection with certain of its acquisitions. The

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NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

(Unaudited)

assumed awards have the same three year vesting schedule. Each non-vested stock unit, upon vesting, represents the right to receive one share of ParentCo’s common stock. In addition, ParentCo awards non-vested stock units to all of its non-employee directors. These awards vest monthly in 12 equal installments based on service and, upon vesting, each stock unit represents the right to receive one share of ParentCo’s common stock.

Performance Stock Units

During 2015, ParentCo awarded certain senior level employees non-vested performance stock units granted under the 2014 Plan. The number of non-vested stock units underlying each award will be determined within sixty days of the calendar year following completion of the one-year performance period ending December 31, 2016 and will be based on achievement of a specific corporate financial performance goal determined at the time of the award. The number of non-vested stock units issued will be based on a graduated slope, with the maximum number of non-vested stock units issuable pursuant to the award capped at 100% of the base number of non-vested stock units set forth in the award agreement. ParentCo is required to estimate the attainment expected to be achieved related to the defined performance goals and the number of non-vested stock units that will ultimately be awarded in order to recognize compensation expense over the vesting period. Each non-vested stock unit, upon vesting, represents the right to receive one share of ParentCo’s common stock. If the performance goals are not met, no compensation cost will be recognized and any previously recognized compensation cost will be reversed.

For the six months ended June 30, 2016 and 2015, GetGo, under ParentCo’s plan, recognized stock-based compensation expense of $16.3 million and $9.9 million, respectively, related to non-vested stock units. Under ParentCo’s plan, the fair value of the non-vested stock units released in 2015, 2014, and 2013 was $132.9 million, $118.3 million and $95.4 million, respectively. As of June 30, 2016, there was $277.1 million of total unrecognized compensation cost related to non-vested stock units under ParentCo’s plan. The unrecognized cost is expected to be recognized over a weighted-average period of 2.05 years.

Non-vested Stock

During the six months ended June 30, 2016, ParentCo granted non-vested stock awards of 118,588 shares to certain executive officers which typically vest between one to three years from the date of grant, subject to the holder’s continued employment with ParentCo. Non-vested stock is issued and outstanding upon grant; however, award holders are restricted from selling the shares until they vest. If the vesting conditions are not met, the award will be forfeited. Compensation expense is measured based on the closing market price of ParentCo’s common stock at the date of grant and is recognized on a straight-line basis over the vesting period. Under ParentCo’s plan, GetGo recognized stock-based compensation expense of $1.1 million related to these awards for the six months ended June 30, 2016. At June 30, 2016, under ParentCo’s plan, there was approximately $9.5 million of total unrecognized compensation expense related to these awards, which is expected to be recognized over a weighted average period of 1.86 years.

Under the 2015 Employee Stock Purchase Plan (“ESPP”), all full-time and certain part-time employees of ParentCo are eligible to purchase common stock of ParentCo twice per year at the end of a six-month payment period (a “Payment Period”). During each Payment Period, eligible employees who so elect may authorize payroll deductions in an amount no less than 1.0% nor greater than 10.0% of his or her base pay for each payroll period in the Payment Period. At the end of each Payment Period, the accumulated deductions are used to purchase shares of common stock from ParentCo up to a maximum of 12,000 shares for any one employee during a Payment Period. Shares are purchased at a price equal to 85.0% of the fair market value of ParentCo’s

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NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

(Unaudited)

common stock on either the first business day of the Payment Period or the last business day of the Payment Period, whichever is lower. For the six months ended June 30, 2016 and 2015, GetGo, under ParentCo’s plan, recognized stock-based compensation expense of $0.9 million and $0.4 million, respectively, related to employee stock purchase plans.

ParentCo used the Black-Scholes model to estimate the fair value of its ESPP awards with the following weighted-average assumptions:

Six Months Ended June 30, 2016
Expected volatility factor	0.41
Risk free interest rate	0.35%
Expected dividend yield	0%
Expected life (in years)	0.5

7. COMMITMENTS AND CONTINGENCIES

Leases

GetGo leases certain office space and equipment under various operating leases. In addition to rent, the leases require GetGo to pay for taxes, insurance, maintenance and other operating expenses. Certain of these leases contain stated escalation clauses while others contain renewal options. GetGo recognizes rent expense on a straight-line basis over the term of the lease, excluding renewal periods, unless renewal of the lease is reasonably assured.

Legal Matters

GetGo accrues a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. GetGo reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and GetGo’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in GetGo’s accrued liabilities would be recorded in the period in which such determination is made. In addition, in accordance with the relevant authoritative guidance, for matters in which the likelihood of material loss is at least reasonably possible, GetGo provides disclosure of the possible loss or range of loss. If a reasonable estimate cannot be made, however, GetGo will provide disclosure to that effect.

In February 2006, ‘01 Communiqué (“’01”) filed a patent infringement lawsuit against Citrix Systems, Inc. and Citrix Online, LLC in the United States District Court for the Northern District of Ohio, claiming that Citrix Online, a former subsidiary of Citrix of which GetGo’s business was a part, infringed a patent held by ‘01. In January 2016, an Ohio jury rendered a verdict in Citrix’s favor, finding that Citrix has not infringed 01’s patent. Post-trial motions are pending.

In March 2011, Richard Williamson (“Williamson”), on behalf of and as trustee for At Home Bondholders Liquidating Trust (“At Home”), filed a patent infringement suit against Citrix Systems, Inc. and others in Federal Court for the Central District of California. The suit alleges that Citrix’s GoTo service offerings infringe At Home’s patent. In February 2016, the Court granted summary judgment in Citrix’s favor, finding the asserted claims to lack patentable subject matter. In March 2016, Williamson initiated an appeal of this ruling.

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NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Due to the nature of GetGo’s business, GetGo is subject to patent infringement claims, including current suits against it or one or more of its wholly owned subsidiaries alleging infringement by various GetGo service offerings and services (the “Other Matters”). GetGo believes that it has meritorious defenses to the allegations made in its pending cases and intends to vigorously defend these lawsuits; however, it is currently unable to determine the ultimate outcome of these or similar matters. In addition, GetGo is a defendant in various litigation matters generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcomes of these cases, GetGo believes that it is not reasonably possible that the ultimate outcomes will materially and adversely affect its business, financial position, results of operations or cash flows.

Guarantees

The authoritative guidance requires certain guarantees to be recorded at fair value and requires a guarantor to make disclosures, even when the likelihood of making any payments under the guarantee is remote. For those guarantees and indemnifications that do not fall within the initial recognition and measurement requirements of the authoritative guidance, GetGo must continue to monitor the conditions that are subject to the guarantees and indemnifications, as required under existing generally accepted accounting principles, to identify if a loss has been incurred. If GetGo determines that it is probable that a loss has been incurred, any such estimable loss would be recognized. The initial recognition and measurement requirements do not apply to the provisions contained in the majority of GetGo’s software license agreements that indemnify licensees of GetGo’s software from damages and costs resulting from claims alleging that GetGo’s software infringes the intellectual property rights of a third party. GetGo has not made material payments pursuant to these provisions as of June 30, 2016. GetGo has not identified any losses that are probable under these provisions and, accordingly, GetGo has not recorded a liability related to these indemnification provisions.

8. SEGMENT INFORMATION

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions regarding resource allocation and assessing performance. GetGo, which uses combined financial information in determining how to allocate resources and assess performance, has determined that it operates in one segment.

GetGo’s net revenues by geography are as follows (in thousands):

	Six Months Ended June 30,
	2016	2015
Net revenues:
Americas	$284,078	$250,626
EMEA	42,532	40,186
Asia-Pacific	9,288	9,711

Total net revenues	$335,898	$300,523

9. RELATED PARTY TRANSACTIONS AND PARENTCO INVESTMENT

Related party transactions

GetGo does not enter into transactions with related parties to purchase and/or sell goods or services in the ordinary course of business. Transactions between GetGo and ParentCo are reflected in equity in the Combined

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NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Condensed Balance Sheet as “Net Parent Investment” and in the Combined Condensed Statement of Cash Flows as a financing activity in “Net transfers to (from) ParentCo and affiliates.”

Corporate allocations and ParentCo investment

GetGo’s combined condensed financial statements include expense allocations for (1) stock-based compensation, (2) information technology, (3) employee benefits and compensation, (4) accounting, finance, various accounting processing functions, marketing, human resources, management, communications, tax, treasury, internal audit, facilities, compliance, and executive, (5) financing costs, which includes interest expense, and (6) investor relations. Such allocations by ParentCo are estimates, and also do not fully represent the costs of such services if performed on a standalone basis. These expenses have been allocated to GetGo on the basis of direct usage where identifiable, with the remainder allocated on the basis of net revenues, headcount, or other measures of GetGo and Citrix. Certain debt obligations of Citrix have not been included in the balance sheet of GetGo because GetGo is not a party to the obligation between Citrix and the debt holders.

Financing costs related to such debt obligations have been allocated to GetGo based on the extent to which GetGo participated in Citrix’s corporate financing activities. Management believes the assumptions underlying the combined condensed financial statements, including the assumptions regarding allocating General corporate expenses from ParentCo are reasonable.

Nevertheless, the combined condensed financial statements may not include all of the actual expenses that would have been incurred and may not reflect GetGo’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if GetGo had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. General corporate expenses allocated to GetGo during the six months ended June 30, 2016 and 2015 were $12.4 million and $10.2 million, respectively.

10. COMPREHENSIVE INCOME

The changes in Accumulated other comprehensive loss, net of tax, are as follows:

Foreign currency
(In thousands)
Balance at December 31, 2015	$25,573
Other comprehensive loss	2,211

Balance at June 30, 2016	$27,784

11. RESTRUCTURING

Separation Costs

Beginning with the fourth quarter of 2015, Citrix incurred incremental costs to evaluate, plan and execute the separation of the GoTo Business. A portion of these costs were specifically identifiable to GetGo and have been attributed to GetGo in their entirety, while other costs were allocated to GetGo based on net revenues. The separation costs relate primarily to third party advisory and consulting services, retention payments to certain employees, incremental stock-based compensation and other costs directly related to the separation. Citrix

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NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

(Unaudited)

estimates total separation costs through the close of separation will be approximately $120.0 to $130.0 million on a pre-tax basis, of which a portion of these costs will be allocated to GetGo. These estimates are based on currently known facts and may change materially as future operating decisions are made. These estimates do not include potential tax related charges or potential capital expenditures which may be incurred related to the proposed transaction. These additional costs could be significant. For the six months ended June 30, 2016, Citrix has incurred $28.6 million related to separation costs, of which $11.6 million of the pre-tax charges were allocated to GetGo and recorded in Separation expense on the Combined Condensed Statements of Income and Comprehensive Income. Citrix expects to continue to incur additional separation costs in 2016 and 2017 until it completes the separation of the GoTo Business.

2015 Restructuring Programs

In 2015, Citrix implemented two restructuring programs (the “2015 Restructuring Program” and the “2015 Other Restructuring Program”), which included the reduction of Citrix’s headcount by approximately 1,400 full-time positions since inception, 27 of which were related to GetGo. The charges GetGo incurred were primarily related to employee severance, outplacement, professional service fees, and facility closing costs. The majority of the activities related to the 2015 Restructuring Program were substantially completed by the end of 2015, and Citrix substantially completed the activities related to the 2015 Other Restructuring Program during the first quarter of fiscal year 2016. For the six months ended June 30, 2016, GetGo incurred $0.9 million related to these programs.

2014 Restructuring Program

In March 2014, Citrix implemented a restructuring program (the “2014 Restructuring Program”), which included the reduction of Citrix’s headcount by approximately 325 full-time positions since inception, 74 of which were related to GetGo. The charges GetGo incurred were primarily related to severance and other costs directly related to the reduction of workforce. The activities under the 2014 Restructuring Program were substantially completed during the three months ended March 31, 2015.

12. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2016, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update on the accounting of stock-based compensation. The guidance requires the recognition of the income tax effects of awards in the income statement when the awards vest or are settled, thus eliminating additional paid in capital pools. The guidance also allows for the employer to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting. In addition, the guidance allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. The new guidance is effective for annual reporting periods beginning after December 15, 2016. Early adoption is permitted. GetGo is currently evaluating the potential impact of this standard on its financial position and results of operations.

In February 2016, the FASB issued an accounting standards update on the accounting for leases. The new guidance requires that lessees in a leasing arrangement recognize a right-of-use asset and a lease liability for most leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. The new guidance is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition, and provides for certain practical expedients. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. GetGo is currently evaluating the potential impact of this standard on its financial position and results of operations.

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NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

(Unaudited)

In April 2015, the FASB issued an accounting standard update on customer’s accounting for fees paid in a cloud computing arrangement. The amendments in this update provide guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. GetGo adopted this standard effective January 1, 2016 on a prospective basis. Adoption of this standard did not have a material impact on GetGo’s financial position and results of operations.

In May 2014, the FASB issued an accounting standard update on revenue recognition. The new guidance creates a single, principle-based model for revenue recognition and expands and improves disclosures about revenue. In July 2015, the FASB issued an accounting standard update that defers the effective date of the new revenue recognition standard by one year. The new guidance is effective for annual reporting periods beginning on or after December 15, 2017, and must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. GetGo is currently evaluating the potential impact of this standard on its financial position and results of operations.

13. SUBSEQUENT EVENT

On July 26, 2016, Citrix entered into definitive agreements with GetGo, Inc., its wholly owned subsidiary, and LMI, with respect to a Reverse Morris Trust transaction. Subject to the terms and conditions of those agreements, (1) Citrix will transfer its GoTo Business to GetGo, Inc., (2) after which, Citrix will distribute to its stockholders all of the issued and outstanding shares of common stock of GetGo, Inc. held by Citrix, at Citrix’s sole option, by way of a pro rata dividend or an exchange offer, and (3) immediately after the distribution, Lithium Merger Sub, Inc., a wholly owned subsidiary of LMI, will merge with and into GetGo, Inc., with GetGo, Inc. as the surviving corporation. In connection with the merger, GetGo, Inc. (which at that time will hold the GoTo business) will become a wholly owned subsidiary of LMI, and GetGo, Inc.’s stockholders will receive an aggregate of approximately 26.9 million shares of LMI common stock. Completion of the transaction is subject to the satisfaction or waiver of customary closing conditions, including receipt of approval of LMI stockholders, regulatory approvals and opinions of tax counsel. The proposed transaction, which is intended to be generally tax-free to Citrix and its stockholders for U.S. federal income tax purposes, is expected to be completed in the first quarter of 2017.

Independent Auditor’s Report

To Management

Grasshopper Group, LLC and Affiliates

We have audited the accompanying combined financial statements of Grasshopper Group, LLC and Affiliates which comprise the combined balance sheets as of December 31, 2014 and 2013 and the related combined statements of income, combined statements of changes in members’ equity and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Grasshopper Group, LLC and Affiliates as of December 31, 2014 and 2013 and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As described in Note 15 to the combined financial statements, members’ deficit at December 31, 2012 was restated to appropriately reflect the portion attributable to the noncontrolling interest. Our opinion is not modified with respect to this matter.

/s/ Caras & Shulman, PC

Caras & Shulman, PC

Certified Public Accountants

Burlington, Massachusetts

February 24, 2015

GRASSHOPPER GROUP, LLC AND AFFILIATES

COMBINED BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$4,212,121	$4,102,881
Accounts receivable	52,877	28,381
Employee advances	—	25,929
Prepaid expenses	491,909	512,562

Total current assets	4,756,907	4,669,753

Property, plant and equipment:
Computer equipment and software	6,158,998	5,937,447
Buildings and improvements	1,066,565	1,066,565
Furniture and fixtures	191,972	168,833
Leasehold improvements	124,864	75,417

Total property, plant and equipment	7,542,399	7,248,262
Less accumulated depreciation	6,154,998	5,448,697

Net property, plant and equipment	1,387,401	1,799,565

Other assets:
Due from members	1,301,246	1,207,326
Due from related party	165,826	453,655
Restricted cash	45,000	45,000
Intangible assets, net	71,159	70,503
Notes receivable	107,779	72,583
Deposits	56,567	19,968

Total other assets	1,747,577	1,869,035

Total Assets	$7,891,885	$8,338,353

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$622,706	$1,441,347
Accrued expenses	2,185,609	1,926,696
Current maturities of long-term debt	959,402	1,016,632
Current maturities of obligations under capital lease	234,755	222,288
Deferred revenue	894,278	736,806

Total current liabilities	4,896,750	5,343,769
Noncurrent liabilities:
Long-term debt, less current maturities	793,118	1,815,692
Obligations under capital lease, less current maturities	231,781	439,866

Total liabilities	5,921,649	7,599,327

Members’ equity:
Members’ equity	1,970,236	745,292
Noncontrolling interest	—	(6,266)

Total members’ equity	1,970,236	739,026

Total Liabilities and Members’ Equity	$7,891,885	$8,338,353

The accompanying notes are an integral part of these combined financial statements.

GRASSHOPPER GROUP, LLC AND AFFILIATES

COMBINED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Revenues:
Sales, net	$26,746,469	$21,916,272
Rental income	—	17,573

Total revenues	26,746,469	21,933,845
Cost of services	5,407,214	5,436,563

Gross profit	21,339,255	16,497,282
Operating expenses	17,425,072	13,826,374

Income from operations	3,914,183	2,670,908

Other income (expense):
Other income	15,814	76
Interest expense	(207,543)	(239,760)
Gain on disposal of property, plant and equipment	—	142,559

Total other expense	(191,729)	(97,125)

Net Income	3,722,454	2,573,783
Net Loss Attributable to Noncontrolling Interest	—	3,495

Net Income Attributable to Grasshopper Group, LLC	$3,722,454	$2,577,278

The accompanying notes are an integral part of these combined financial statements.

GRASSHOPPER GROUP, LLC AND AFFILIATES

COMBINED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Class A Unit Holders		Class B Option Holders		Total Grasshopper Group LLC			Noncontrolling Interest	Total Members’ Equity
	Class A Units	Members’ Equity	Class B Units	Members’ Equity	Class A Units	Class B Units	Members’ Equity
Balance at December 31, 2013	4,540,000	$724,699	—	$20,593	4,540,000	—	$745,292	$(6,266)	$739,026
Net income	—	3,722,454	—	—	—	—	3,722,454	—	3,722,454
Member distributions	—	(2,491,244)	—	—	—	—	(2,491,244)	—	(2,491,244)
Acquisition of noncontrolling interest	—	(6,266)	—	—	—	—	(6,266)	6,266	—
Share based compensation	—	—	—	—	—	—	—	—	—

Balance at December 31, 2014	4,540,000	$1,949,643	—	$20,593	4,540,000	—	$1,970,236	$—	$1,970,236

	Class A Unit Holders		Class B Option Holders		Total Grasshopper Group LLC			Noncontrolling Interest	Total Members’ Equity
	Class A Units	Members’ Equity	Class B Units	Members’ Equity	Class A Units	Class B Units	Members’ Equity
Balance at December 31, 2012 (as previously reported)	4,540,000	$(764,196)	—	$19,236	4,540,000	—	$(444,642)	$(303,089)	$(747,731)
Prior period adjustment	—	—	—	—	—	—	(300,318)	300,318	—

Balance at December 31, 2012 (as restated)	4,540,000	(764,196)	—	19,236	4,540,000	—	(744,960)	(2,771)	(747,731)
Net income (loss)	—	2,577,278	—	—	—	—	2,577,278	(3,495)	2,573,783
Member distributions	—	(1,088,383)	—	—	—	—	(1,088,383)	—	(1,088,383)
Share based compensation	—	—	—	1,357	—	—	1,357	—	1,357

Balance at December 31, 2013	4,540,000	$724,699	—	$20,593	4,540,000	—	$745,292	$(6,266)	$739,026

The accompanying notes are an integral part of these combined financial statements.

GRASSHOPPER GROUP, LLC AND AFFILIATES

COMBINED STATEMENTS OF CASH FLOWS

DECEMBER 31, 2014 AND 2013

	2014	2013
Cash provided by (used for) operating activities:
Net Income	$3,722,454	$2,577,278
Items not affecting cash:
Depreciation and amortization	748,477	697,583
Gain on sale of property, plant and equipment	—	(142,559)
Share based compensation	—	1,357
Noncontrolling interest	—	(3,495)
Changes in assets and liabilities:
Accounts receivable	(24,496)	199,343
Employee advances	25,929	(2,520)
Prepaid expenses	20,653	(187,871)
Notes receivable	(35,196)	(31,483)
Deposits	(36,599)	13,808
Accounts payable	(818,641)	191,646
Accrued expenses	258,913	669,235
Deferred revenue	157,472	9,942

Cash provided by operating activities	4,018,966	3,992,264

Cash provided by (used for) investing activities:
Proceeds from sale of property, plant and equipment	—	193,372
Acquisition of property, plant and equipment	(272,855)	(675,513)
Acquisition of intangible assets	(28,000)	(52,317)

Cash used for investing activities	(300,855)	(534,458)

Cash provided by (used for) financing activities:
Payments on long-term debt	(1,079,804)	(819,394)
Advances to members	(93,920)	(1,082,341)
Payments from (advances to) affiliates, net	287,829	(273,147)
Payments on capital lease obligations	(231,732)	(255,570)
Proceeds from long-term debt	—	1,500,000
Member distributions	(2,491,244)	(1,088,383)

Cash used for financing activities	(3,608,871)	(2,018,835)

Increase in cash	109,240	1,438,971
Cash and cash equivalents, beginning of year	4,102,881	2,663,910

Cash and Cash Equivalents, End of Year	$4,212,121	$4,102,881

Supplemental disclosure of cash flow information:
Cash paid for interest	$207,543	$239,760
Noncash investing and financing transactions:
Payments on long-term debt upon sale of property, plant and equipment	$—	$376,362
Capital lease obligation assumed upon acquisition of equipment	$36,114	$—

The accompanying notes are an integral part of these combined financial statements.

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Accounting Policies

A summary of the significant accounting policies applied on a consistent basis by Grasshopper Group, LLC and Affiliates (the Company) in the preparation of the accompanying combined financial statements is set forth below:

Nature of Operations and Basis of Accounting

Grasshopper Group, LLC (a Massachusetts Limited Liability Company), headquartered in Needham, Massachusetts, was formed in December 2002. The Company provides virtual telephony and other communication services to small businesses and entrepreneurs throughout the United States and foreign countries. PopSurvey, LLC (a Delaware Limited Liability Company), formed in June 2011, provides web based survey solutions throughout the United States. GVM Holdings, LLC (a Massachusetts Limited Liability Company), formed in September 2005, holds and rents real estate.

The Company prepares its combined financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America. Under this basis, revenues are recognized when earned and expenses are recognized when incurred.

Principles of Combination and Noncontrolling Interest

The combined financial statements include the accounts of Grasshopper Group, LLC (“Grasshopper”) and two variable interest entities (“VIEs”) of which Grasshopper is the primary beneficiary: GVM Holdings, LLC (“GVM”), and PopSurvey, LLC (“PopSurvey”), (collectively, known as the “Affiliates”). Grasshopper has no ownership interest in the VIEs and does not guarantee their debt. The general members of Grasshopper together own a controlling interest in the VIEs. Generally accepted accounting principles (“GAAP”) require certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have sufficient powers, obligations, or rights, or if the entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties.

For the year ended December 31, 2013, a portion of PopSurvey’s income and equity was attributed to outside ownership and is reflected under the financial statement caption “noncontrolling interest”. During the year ended December 31, 2014, the outside ownership of PopSurvey was transferred to the general members of Grasshopper. The beginning equity attributed to the noncontrolling interest was reclassified to Grasshopper Group, LLC members’ equity. All significant intercompany transactions and balances have been eliminated from the combined financial statements.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the combined financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Risks and Uncertainties

The Company operates as a virtual telecommunications reseller and as such does business with customers located in various jurisdictions throughout the United States. Companies that operate in this

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

industry face uncertainty as to what constitutes nexus for jurisdictions to levy taxes, fees and surcharges for sales made over the internet. Therefore, taxing authorities or other regulatory bodies may challenge the Company’s position which could result in increased tax liabilities, penalties and interest. Management believes that a material assessment from a taxing authority or regulatory body is unlikely and as a result has not accrued for this potential exposure in the combined financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash balances at various financial institutions. Cash accounts at these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Accounts at these institutions may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in “Other assets”. As of December 31, 2014 and 2013, restricted cash totaled $45,000, held in the form of a letter of credit, as the security deposit for the Company’s leased operating facility.

Accounts Receivable

Accounts receivable is comprised solely of timing differences between system sales and the receipt of payments from third party payment processors. Due to the nature of the accounts receivable balance, management considers all accounts to be fully collectible and therefore an allowance for doubtful accounts has not been recorded as of December 31, 2014 and 2013.

Revenue Recognition

The Company recognizes service revenue net of regulatory taxes and surcharges and sales tax when each of the following conditions have been met: (1) there is persuasive evidence of an arrangement, (2) the service has been provided to the customer, (3) collectability is reasonable assured, and (4) the amount to be paid by the customer is fixed or determinable. The Company’s service revenue is billed in advance on a monthly basis and usage revenue is billed monthly in arrears.

Cost of Services

The Company’s cost of services is comprised of voice minutes, regulatory fees and transport costs, merchant credit card processing fees, and other miscellaneous variable costs tied directly to sales volume. Cost of services are expensed as incurred.

Property and Equipment

All property and equipment are stated at cost. Major additions and betterments are charged to the property accounts; while replacements, maintenance or repairs, which do not improve or extend the life

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

of the respective assets, are expensed in the year incurred. Fully depreciated assets are retained in property and equipment until they are removed from service.

Realization of Long-Lived Assets

Long lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long lived asset may be impaired, an evaluation of recoverability would be performed.

Depreciation and Amortization

Depreciation and amortization are computed by the straight line method. The estimated useful life of each class of property and equipment is as follows:

Property, Plant and Equipment	Life in Years
Computer equipment and software	3
Buildings and improvements	27.5
Furniture and fixtures	5
Leasehold improvements	Lease Term

For the years ended December 31, 2014 and 2013, depreciation expense totaled $721,133 and $686,592, respectively.

Intangible Assets

The Company amortizes intangible assets with finite lives on a straight line basis over their estimated useful life. Domain names are amortized over their estimated useful life of three years. Loan closing costs are amortized over the life of the related loan.

Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable.

Deferred Revenue

Revenue is recorded on the accrual basis. Fees received as payment for services to be performed in future accounting periods are deferred until earned in the subsequent period.

Regulatory and Sales Tax Payable

The Company collects various regulatory taxes, fees and surcharges and sales tax from customers. The amount received is credited to a liability account and as payments are made, this account is charged. At any point in time, this account represents the balance owed to the taxing authorities for amounts collected but not remitted. Regulatory and sales tax payable, included in accrued expenses in the accompanying combined balance sheets, totaled $1,470,359 and $1,198,595 as of December 31, 2014 and 2013, respectively.

Guaranteed Payments

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income. Guaranteed

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

payments that are intended as payments of interest on members’ accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of income. Guaranteed payments to members for services rendered during the years ended December 31, 2014 and 2013 totaled $1,507,924 and $882,934, respectively.

Promotional Costs

The Company expenses promotional costs as they are incurred. Promotional costs for the years ended December 31, 2014 and 2013 totaled $3,176,166 and $1,998,247, respectively.

Share-Based Compensation

The Company measures and recognizes compensation expense for all stock options, restricted stock unit awards, and purchase rights under employee stock purchase plans granted to employees and directors, based on the estimated fair value of the award on the grant date. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options awards. The fair value is recognized as an expense, net of estimated forfeitures, on a straight line basis over the requisite service period, which is generally the vesting period of the respective award.

Income Taxes

The Company was formed as a Limited Liability Company and has elected to be taxed as a partnership for federal and state income tax purposes and, therefore, no provision for income taxes has been recorded in the combined financial statements. Taxable income from the Company is passed through to the members and reported on their applicable individual income tax returns. The Company is responsible for certain state excise taxes.

The Company follows accounting guidance provided in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, “Income Taxes” with regard to accounting for uncertain income tax positions. This guidance describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de recognition of tax benefits, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company evaluates all significant income tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2014, the Company does not believe that it has taken any tax positions that would require the recording of an additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within twelve months of the report date. The Company’s income tax returns are subject to examination by the respective taxing jurisdictions. The Company’s federal and state tax returns generally remain open for examination for the last three years. Interest and penalties related to income taxes are included in operating expenses, if incurred.

Variable Interest Entity

GAAP provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, and results of activities of a VIE in its financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust or any

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

other legal structure to conduct activities or hold assets that either (1) has insufficient equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or have the right to receive returns generated by its operations.

Note 2. Intangible Assets

Intangible assets, net consist of the following at December 31:

	Gross Carrying Amount	Accumulated Amortization
2014
Intangible assets	$70,727	$43,393
Domain names	62,383	50,698
Loan closing costs	57,810	25,670

Total	$190,920	$119,761

2013
Intangible assets	$70,727	$29,759
Domain names	62,383	46,925
Loan closing costs	29,810	15,733

Total	$162,920	$92,417

Amortization expense for the years ended December 31, 2014 and 2013 totaled $27,344 and $10,991, respectively.

The future estimated amortization expense for the next three years is as follows:

Year Ending December 31,	Amortization Expense
2015	$33,579
2016	28,081
2017	9,499

Note 3. Notes Receivable

During the years ended December 31, 2014 and 2013, the Company provided support to multiple start up organizations in exchange for convertible notes receivable totaling $107,779 and $72,583, respectively.

Note 4. Related Party Transactions

Due from related party consists of non-interest bearing loans to entities with common ownership. The loans are unsecured and payable on demand. At December 31, 2014 and 2013, the balance due from related entities included in other assets totaled $165,826 and $453,655, respectively.

Due from members consists of non-interest bearing loans to members of the Company. The loans are unsecured and payable on demand. At December 31, 2014 and 2013, the balance due from members included in other assets totaled $1,301,246 and $1,207,326, respectively.

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 5. Note Payable, Line of Credit

On October 9, 2014, the Company entered into the second amendment to the Silicon Valley Bank (“SVB”) subordinated term loan advance agreement (note 6). This amendment provides the Company with a revolving line of credit not to exceed $5,000,000. The principal amount outstanding under the revolving line shall accrue interest at a floating per annum rate equal to one and three quarters of one percent (1.75%) above the prime rate, and is payable monthly. The revolving line terminates on January 1, 2017, at which time the principal amount of all advances and unpaid interest shall become due and payable. As of December 31, 2014, there was no balance due on this line of credit.

Under the terms of the agreement with SVB, the Company is required to maintain certain loan covenants related to Modified EBITDA, Fixed Charge Coverage and Minimum Liquidity as defined in the agreement. The Company was not aware of any violations of the financial covenants as of December 31, 2014.

Note 6. Long-Term Debt

The Company entered into a subordinated term loan advance agreement with SVB in June 2012. The loan contains certain restrictive covenants as well as certain financial covenants related to the Company’s financial position.

The loan agreement provides for two draw periods, during which the Company may draw an amount not to exceed $1,500,000 for each draw period. SVB is under no obligation to make more than six advances under the term loan agreement. In 2013, the Company entered into its second term loan advance period whereby an additional $1,500,000 was drawn and the loan agreement was amended to revise the financial covenants.

The Company was indebted to the following at December 31:

	2014	2013
To SVB, secured by substantially all assets of the Company, payable in monthly principal installments of $20,833 including interest at prime plus 2.75% (6% at December 31, 2014), final payment due June 2015	$187,500	$437,500
To SVB, secured by substantially all assets of the Company, payable in monthly principal installments of $20,833 plus interest at prime plus 2.75% (6% at December 31, 2014), final payment due March 2016	312,500	562,500
To SVB, secured by substantially all assets of the Company, payable in monthly principal installments of $41,667 plus interest at prime plus 2.75% (6% at December 31, 2014), final payment due June 2016	750,000	1,250,000
To Citibank N.A., secured by real property, payable in monthly installments of $4,443 including interest at 6.38% per annum, final payment due March 2037	502,520	582,324

Total	1,752,520	2,832,324
Less current maturities	959,402	1,016,632

Long-Term Debt	$793,118	$1,815,692

Under the terms of the agreement with SVB, the Company is required to maintain certain loan covenants related to Modified EBITDA, Fixed Charge Coverage and Minimum Liquidity as defined in the agreement. The Company was not aware of any violations of the financial covenants as of December 31, 2014.

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The future minimum payments of long-term debt are as follows:

Year Ending December 31,
2015	$959,402
2016	335,839
2017	24,872
2018	26,504
2019	28,244
Thereafter	377,659

Total Future Payments of Long-Term Debt	$1,752,520

Note 7. Membership Units

Voting Rights

Members are entitled to one vote for each Class A membership unit held. Class B membership units do not have voting rights.

Distributions

At the discretion of the members, the Company may distribute cash or property, using the fair market value of such property as reasonably determined by the members.

Restrictions on Transfers

No member may sell or transfer any units, other than transfers from any member to the Company or a transfer by any member to another entity solely for the benefit of a member or a member’s spouse if the entity is controlled by such member. The Company has the right of first refusal and non selling members have the right of second refusal. If the Company and non selling members decline or fail to exercise their respective first right of purchase and second right of purchase within 60 days from the receipt of written notice from the selling member, the member may transfer the units to the proposed transferee upon substantially the terms set forth in the operating agreement.

Allocation of Profits and Losses

The net profits, losses and other items of the Company shall be allocated to the members in proportion to the number of units owned by each member compared to the number of units owned by all members.

Liquidation Rights

Upon liquidation, the remaining assets shall be distributed to the Class A and Class B members in proportion to the number of Class A units and Class B units held by such Class A members and Class B members. There is no liquidation preference between Class A and Class B member units.

Note 8. Rental Income

During the year ended December 31, 2013, GVM leased rental property under a tenant at will agreement. Rental income for the year ended December 31, 2013 was $17,573.

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 9. Retirement Plan

Grasshopper sponsors a profit sharing plan qualifying under section 401(k) of the Internal Revenue Code. The plan covers substantially all employees of Grasshopper who meet certain eligibility requirements. Contributions are based on a formula as defined in the agreement. For the years ended December 31, 2014 and 2013, contributions to the plan totaled $946,443 and $568,488, respectively.

Note 10. Leasing Arrangements

Capital Leases

The Company is leasing certain computer equipment and software under capital lease agreements with monthly payments aggregating $23,881 including interest imputed between 5.9% and 22.93% per annum, which expire in years through 2017.

The aggregate equipment under capital lease was as follows at December 31:

	2014	2013
Computer equipment and software	$1,068,587	$1,032,473
Less accumulated amortization	989,798	699,788

Total	$78,789	$332,685

For the years ended December 31, 2014 and 2013, amortization expense related to equipment and software under capital lease, included in depreciation expense, totaled $290,010 and $343,249, respectively.

Future minimum lease payments for obligations under capital lease, by year and in aggregate, are as follows:

Year Ending December 31,
2015	$269,766
2016	181,982
2017	67,441

Total future minimum lease payments	519,189
Less: amount representing interest	(52,653)

Net future minimum lease payments	466,536
Current portion under capital lease obligations	234,755

Long-Term Obligations Under Capital Lease	$231,781

Operating Leases

The Company leases its operating facility under the terms of an operating lease expiring in 2017. During 2014, the Company entered into the third amendment to the lease agreement which increased the size of the premises and increased the base rent payment beginning December 1, 2014. The lease agreement contains provisions for future rent increases. In accordance with GAAP, the Company records monthly rent expense on the straight line basis. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent. At December 31, 2014 and 2013, deferred rent related to this operating lease

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

totaled $606 and $15,432, respectively, which is included in “Accrued expenses” in the combined balance sheets. Total rent expense related to this lease totaled $248,489 and $253,975, respectively for the years ended December 31, 2014 and 2013.

Future minimum lease payments under non cancelable operating leases, by year and in aggregate, are as follows:

Year Ending December 31,
2015	$244,139
2016	250,606
2017	148,387

Total Future Minimum Lease Payments	$643,132

Service agreement

In April 2012, the Company entered into a service agreement with a professional employer organization (“PEO”), whereby the Company and the PEO are the co-employers of site employees. The PEO is responsible for the payment of salaries and wages and compliance with applicable rules and regulations governing the reporting and payment of all federal and state payroll taxes, as well as providing employee benefits, procurement of workers compensation insurance and administration of related claims. The Company maintains control over the direction of staff, development and implementation of policies and practices related to services. The agreement can be terminated by either party with written notice of thirty days.

Note 11. Concentration of Credit Risk

Major Customer

Concentrations of credit risk with respect to trade receivables and revenue are limited due to the large number of customers comprising the Company’s customer base.

Major Supplier

The Company outsources 100% of its customer support to a single provider. A loss of this provider could have a material and adverse effect on the Company. During the years ended December 31, 2014 and 2013, payments to this provider for support services approximated $1,709,000 and $1,445,000, respectively. At December 31, 2014 and 2013, the balance due to this provider included in accounts payable and accrued expenses totaled $131,216 and $166,068, respectively.

During the year ended December 31, 2014, the Company purchased a majority of their voice minutes from two suppliers. During the year ended December 31, 2013, the Company purchased a majority of their voice minutes from one supplier. During the years ended December 31, 2014 and 2013, purchases from these suppliers were approximately $2,142,000 and $2,047,000, respectively. At December 31, 2014 and 2013, the balance due to these suppliers included in accounts payable and accrued expenses totaled $176,085 and $489,759, respectively.

Note 12. Consolidation of Variable Interest Entities

Management analyzes the Company’s variable interests including loans, guarantees, and equity investments, to determine if the Company has any variable interests in variable interest entities. This analysis includes

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

both qualitative and quantitative reviews. Qualitative analysis is based on an evaluation of the design of the entity, its organizational structure including decision making ability, and financial agreements. Quantitative analysis is based on the entity’s forecasted cash flows. GAAP requires a reporting entity to consolidate a variable interest entity when the reporting entity has a variable interest that provides it with a controlling financial interest in the variable interest entity.

The entity that consolidates a variable interest entity is referred to as the primary beneficiary of that variable interest entity. The Company uses qualitative and quantitative analyses to determine if it is the primary beneficiary of variable interest entities.

The Company has amounts due from two VIEs and has determined that it is the primary beneficiary of these VIEs because these entities do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. While the Company has no contractual obligation to do so, it may voluntarily elect to provide these entities with additional direct or indirect financial support and administrative services.

As of December 31, 2014 and 2013, advances totaling $1,213,329 and $892,650, respectively, were outstanding from the two VIEs; the balances were eliminated in the combined financial statements.

Selected information from the balance sheets of the VIEs as of December 31, 2014 and 2013, and the results of their operations for the years then ended are as follows:

	2014	2013
Total assets	$1,273,539	$1,150,530
Total liabilities	1,717,099	1,477,140
Members’ deficit	(443,560)	(326,610)
Total revenues	56,287	58,936
Net loss	$(116,950)	$(23,521)

The liabilities recognized as a result of combining these VIEs do not necessarily represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the combined VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets.

Note 13. Share Incentive Plan

In September 2003, the Board of Directors adopted the 2003 Share Incentive Plan (the “2003 Plan”), which provides for the granting of nonqualified share options, restricted shares, or other awards to the Company’s employees, officers, directors, and outside consultants to purchase up to an aggregate of 176,981 shares of the Company’s Class B shares. During the year ended December 31, 2012, the Company amended the 2003 Plan to increase the number of shares available to 220,000. Option awards are generally granted with an exercise price equal to the fair value of the Company’s Class B shares at the date of the grant; those options generally vest based on four years of continuous service and have 10 year contractual terms.

The fair value of each option is estimated on the grant date using the Black-Scholes option pricing model using the assumptions noted below. The fair value is amortized as compensation cost on a straight line basis over the requisite service period of the awards, which is generally the vesting period. Expected volatility is based on average volatility for a sample of publicly traded companies in the telecommunication services

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

industry sector. The Company uses historical data on employee turnover and terminations to estimate the percentage of options that will ultimately be exercised. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk free interest rate is estimated using the rate of return on U.S. Treasury Notes with a life that approximates the expected life of the option.

Risk free interest rate	1.01-4.41%
Expected term	6-10 years
Expected volatility	50-114%
Expected annual dividends	0%

A summary of option activity under the Plan as of December 31, 2014 and 2013, and changes during the years then ended are presented below:

	Number of Units	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Balance, December 31, 2013	183,375	$3.48	7.1
Granted	29,800	$6.19	9.8
Exercised	—	—	—
Forfeited or expired	(3,150)	$4.50	7.2

Balance, December 31, 2014	210,025	$3.85	6.6

Exercisable at December 31, 2014	45,600	$0.40	2.9

	Number of Units	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Balance, December 31, 2012	197,500	$3.55	8.2
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	(14,125)	$4.50	7.2

Balance, December 31, 2013	183,375	$3.48	7.1

Exercisable at December 31, 2013	45,600	$0.40	3.9

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

A summary of the status of the Company’s non-vested shares as of December 31, 2014 and 2013, and changes during the years then ended are presented below:

	Number of Units	Weighted-Average Grant-Date Fair Value
Balance, December 31, 2013	53,031	$2.56
Granted	29,800	$3.78
Vested	(46,825)	$2.91
Forfeited or expired	(2,100)	$2.59

Balance, December 31, 2014	33,906	$3.16

	Number of Units	Weighted-Average Grant-Date Fair Value
Balance, December 31, 2012	112,525	$2.46
Granted	—	—
Vested	(45,369)	$2.32
Forfeited or expired	(14,125)	$2.59

Balance, December 31, 2013	53,031	$2.56

Unrecognized compensation expenses related to non vested options totaled $457,836 as of December 31, 2014. In accordance with certain option agreements, the unrecognized compensation expense will only be recognized upon a change in control of the Company, subject to certain conditions. If a change in control does not happen within the 10 year term of these options, no compensation expense will be recognized and the options will automatically terminate.

For the year ended December 31, 2013, compensation cost charged to operations was $1,357. The total fair value of shares vested during the years ended December 31, 2014 and 2013 totaled $136,032 and $105,137, respectively.

Note 14. Commitments and Contingencies

On September 1, 2014, the Company entered into a media services agreement with UNCOVr Media Inc. (“UNCOVr) expiring December 30, 2015. In connection with the agreement, UNCOVr will provide market analysis, strategy development and implementation services to the Company. The Company has committed to spending approximately $6,000,000 under this agreement during the year ended December 31, 2015.

Note 15. Prior Period Restatement

The combined financial statements for the year ended December 31, 2012 were restated to correct an error related to the portion of total members’ deficit attributed to the noncontrolling interest. Total members’ deficit at December 31, 2012 is unchanged as a result of this restatement.

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The effect of the restatement as of and for the year ended December 31, 2012 is as follows:

	As Previously Reported	Restated
Members’ Deficit	$(444,642)	$(744,960)
Noncontrolling Interest	(303,089)	(2,771)

Total Members’ Deficit	$(747,731)	$(747,731)

Note 16. Subsequent Events

The Company has evaluated all subsequent events through February 24, 2015, the date the combined financial statements were available to be issued.

GRASSHOPPER GROUP, LLC AND AFFILIATES

COMBINED BALANCE SHEETS

	March 31, 2015	December 31, 2014
	(Unaudited)	(Derived from audited financial statements)
Assets
Current assets:
Cash and cash equivalents	$4,858,878	$4,212,121
Accounts receivable	59,232	52,877
Prepaid expenses	315,298	491,909

Total current assets	5,233,408	4,756,907

Property, plant and equipment:
Computer equipment and software	6,186,459	6,158,998
Buildings and improvement	1,066,565	1,066,565
Furniture and fixtures	198,671	191,972
Leasehold improvements	124,864	124,864

Total property, plant and equipment	7,576,559	7,542,399

Less accumulated depreciation	6,306,399	6,154,998
Net property, plant and equipment	1,270,160	1,387,401

Other assets:
Due for members	1,301,246	1,301,246
Due from related party	176,219	165,826
Restricted cash	45,000	45,000
Intangible assets, net	61,439	71,159
Notes receivable	177,779	107,779
Deposits	56,567	56,567

Total other assets	1,818,250	1,747,577

Total Assets	$8,321,818	$7,891,885

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$834,081	$622,706
Accrued expenses	2,209,406	2,185,609
Current maturities of long-term debt	4,397,252	959,402
Current maturities of obligations under capital lease	222,192	234,755
Deferred revenue	995,238	894,278

Total current liabilities	8,658,169	4,896,750

Noncurrent liabilities:
Long-term debt, less current maturities	584,598	793,118
Obligations under capital lease, less current maturities	164,514	231,781

Total liabilities	9,407,281	5,921,649
Members’ equity:
Members’ equity	(1,085,463)	1,970,236

Total members’ equity	(1,085,463)	1,970,236

Total Liabilities and Members’ Equity	$8,321,818	$7,891,885

The accompanying notes are an integral part of these combined financial statements.

GRASSHOPPER GROUP, LLC AND AFFILIATES

COMBINED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended March 31,
	2015	2014
Revenues	$7,845,909	$6,139,000
Cost of services	1,242,727	1,503,061

Gross profit	6,603,182	4,635,939

Promotional costs	5,739,655	598,424
Salaries and wages	1,693,424	1,714,094
Customer support	581,971	424,413
Professional services	372,495	333,437
Other operating expenses	1,073,538	966,590

Total operating expenses	9,461,083	4,036,958

(Loss) income from operations	(2,857,901)	598,981

Other (expense) income:
Other (expense) income	(1,145)	10,000
Interest expense	(48,403)	(66,440)

Total other expense	(49,548)	(56,440)

Net (Loss) Income	$(2,907,449)	$542,541

The accompanying notes are an integral part of these combined financial statements.

GRASSHOPPER GROUP, LLC AND AFFILIATES

COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2015	2014
Cash provided by (used for) operating activities:
Net (loss) income	$(2,907,449)	$542,541
Items not affecting cash:
Depreciation and amortization	161,122	198,038
Changes in assets and liabilities:
Accounts receivable	(6,355)	(4,517)
Employee advances	—	(5,973)
Prepaid expenses	176,611	151,216
Notes receivable	(70,000)	(9,999)
Accounts payable	211,375	(227,761)
Accrued expenses	23,797	62,078
Deferred revenue	100,960	37,218

Cash (used for) provided by operating activities	(2,309,939)	742,841

Cash used for investing activities:
Acquisition of property, plant and equipment	(34,160)	(94,820)

Cash used for investing activities	(34,160)	(94,820)

Cash provided by (used for) financing activities:
Payments on long-term debt	(270,670)	(269,272)
Advances to members	—	(77,533)
Advances to affiliates, net	(10,393)	(33,528)
Payments on capital lease obligations	(79,830)	(70,915)
Proceeds from long-term debt	3,500,000	—
Member distributions	(148,251)	—

Cash provided by (used for) financing activities	2,990,856	(451,248)

Increase in cash	646,757	196,773
Cash and cash equivalents, beginning of period	4,212,121	4,102,881

Cash and cash equivalents, end of period	$4,858,878	$4,299,654

Supplemental disclosure of cash flow information:
Cash paid for interest	$48,403	$66,440
Non-cash investing and financing transactions:
Capital lease obligation assumed upon acquisition of equipment	$—	$36,114

The accompanying notes are an integral part of these combined financial statements.

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Basis of Presentation

The accompanying unaudited condensed financial statements of Grasshopper Group, LLC and Affiliates (the “Company”) have been prepared in accordance with generally accounting principles generally accepted in the United States for interim information and with the instructions of Rule 3-05 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. The information included in these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s Annual Report for the year ended December 31, 2014.

Note 2. Accounting Policies

Nature of operations and basis of accounting

Grasshopper Group, LLC (a Massachusetts Limited Liability Company), headquartered in Needham, Massachusetts, was formed in December 2002. The Company provides virtual telephony and other communication services to small businesses and entrepreneurs throughout the United States and foreign countries. PopSurvey, LLC (a Delaware Limited Liability Company), formed in 2011, provides web-based survey solutions throughout the United States. GVM Holdings, LLC (a Massachusetts Limited Liability Company), formed in September 2005, holds and rents real estate.

The Company prepares its combined financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America. Under this basis, revenues are recognized when earned and expenses are recognized when incurred.

Principles of combination in non-controlling interest

The combined financial statements include the accounts of Grasshopper Group, LLC (“Grasshopper”) and two Variable Interest Entities (“VIEs”) of which Grasshopper is the primary beneficiary: GVM Holdings, LLC (“GVM”), and PopSurvey, LLC (“PopSurvey”), (collectively, known as “Affiliates”). Grasshopper has no ownership interest in the VIEs and does not guarantee their debt. The general members of Grasshopper together own a controlling interest in the VIEs. Generally accepted accounting principles (“GAAP”) require certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have sufficient powers, obligations, or rights, or if the entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from the other parties.

GAAP provides a framework for identifying a VIE in determining when a company should include the assets, liabilities, and results of activities of a VIE in its financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust or any other legal structure to conduct activities or hold assets that either (1) has insufficient equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or have the right to receive returns generated by its operations.

During the year ended December 31, 2014, the outside ownership of PopSurvey was transferred to the general members of Grasshopper. The beginning equity attributed to the non-controlling interest was reclassified to Grasshopper group, LLC members’ equity. All significant intercompany transactions and balances have been eliminated from the combined financial statements.

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the combined financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Risks and Uncertainties

The Company operates as a virtual telecommunications reseller and as such does business with customers located in various jurisdictions throughout the United States. Companies that operate in this industry face uncertainty as to what constitutes Nexus for jurisdictions to levy taxes, fees and surcharges for sales made over the Internet. Therefore, taxing authorities and other regulatory bodies may challenge the Company’s position which could result in increased tax liabilities, penalties and interest. Management believes that a material assessment from a taxing authority or regulatory body is unlikely and as a result has not accrued for this potential exposure in the combined financial statements.

Revenue Recognition

The Company recognizes service revenue net of regulatory taxes and surcharges and sales tax when each of the following conditions has been met: (1) there is persuasive evidence of an arrangement, (2) the service has been provided to the customer, (3) collectability is reasonably assured, and (4) the amount to be paid by the customer is fixed or determinable. The Company’s service revenue is billed in advance on a monthly basis and usage revenue is billed monthly in arrears.

Cost of Services

The Company’s cost of services is comprised of voice minutes, regulatory fees and transport costs, merchant credit card processing fees, and other miscellaneous variable costs tied directly to sales volume. Cost of services are expensed incurred.

Guaranteed Payments

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income. Guaranteed payments that are intended as payments of interest on members’ accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of income. Guaranteed payments to members for services rendered during the three months ended March 31, 2015 and 2014 totaled $317,304 and $359,272, respectively.

Promotional Costs

The Company expenses promotional costs as they are incurred. Promotional cost for the three months ended March 31, 2015 and 2014 totaled $5,739,655 and $598,424, respectively.

Share-Based Compensation

The Company measures and recognizes compensation expense for all stock options, restricted stock unit awards, and purchase rights under employee stock purchase plan’s granted to employees and directors, based on the

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

estimated fair value of the award on the grant date. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options awards. The fair value is recognized as an expense, net of estimated forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award.

Income Taxes

The Company was formed as a Limited Liability Company and has elected to be taxed as a partnership for federal and state income tax purposes and, therefore, no provision for income taxes has been recorded in the combined financial statements. Taxable income from the Company is passed through to the members and reported on their applicable individual income tax returns. The Company is responsible for certain state excise taxes.

The Company follows accounting guidance provided in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, “Income Taxes” with regard to accounting for uncertain income tax positions. This guidance describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification, interest and penalties, accounting in interim periods, disclosure in transition.

The Company evaluates all significant income tax positions as required by accounting principles generally accepted in the United States of America. As of March 31, 2015, the Company does not believe that it has taken any tax positions that would require the recording of an additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within 12 months of the reported date. The Company’s income tax returns are subject to examination by the respective taxing jurisdictions. The Company’s federal and state tax returns generally remain open for examination for the last three years. Interest and penalties related to income taxes are included in operating expenses, if incurred.

Note 3. Depreciation and Amortization

Depreciation and amortization are computed by the straight-line method. For the three months ended March 31, 2015 and 2014, depreciation and amortization expense totaled $161,122 and $198,038, respectively.

The estimated future amortization expense of intangible assets with finite lives as of March 31, 2015 is as follows:

Amortization Expense
2015 (remaining nine months)	$24,650
2016	28,081
2017	9,499

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 4. Long-Term Debt

The future minimum payments of long-term debt are as follows:

Years Ending December 31,
2015 (remaining 9 months)	$3,313,732
2016	1,210,839
2017	24,872
2018	26,504
2019	28,244
Thereafter	377,659

Total Future Payments of Long-Term Debt	4,981,850
Less: current portion of Long-Term Debt	(4,397,252)

Long-Term Obligations Under Long-Term Debt	$584,598

Note 5. Retirement Plan

Grasshopper sponsors a profit sharing plan qualifying under section 401(k) of the Internal Revenue Code. The plan cover substantially all employees of Grasshopper who meet certain eligibility requirements. Contributions are based on a formula as defined in the agreement. For the three months ended March 31, 2015 and 2014, contributions to the plan totaled $41,396 and $163,262, respectively.

Note 6. Commitments and Contingencies

Capital Leases

For the three months ended March 31, 2015 and 2014, depreciation expense related to equipment and software under capital lease, included in depreciation expense, totaled $45,274 and $85,122, respectively.

Future minimum lease payments for obligations under capital lease, by year and in aggregate, are as follows:

Years Ending December 31,
2015 (remaining 9 months)	$174,013
2016	181,982
2017	67,441

Total future minimum lease payments	423,436
Less: amount representing interest	(36,730)

Net future minimum lease payments	386,706
Less: current portion under capital lease obligations	(222,192)

Long-Term Obligations Under Capital Lease	$164,514

Operating Leases

The Company leases its operating facility under the terms of an operating lease expiring in 2017. Total rent expense related to this lease totaled $68,740 and $66,418, respectively, for the three months ended March 31, 2015 and 2014.

GRASSHOPPER GROUP, LLC AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Future minimum lease payments under non-cancelable operating leases, by year and in aggregate, are as follows:

Years Ending December 31,
2015 (remaining nine months)	$183,778
2016	250,606
2017	148,387

Total Future Minimum Lease Payments	$582,771

Note 7. Concentration of Credit Risk

Major Customer

Concentrations of credit risk with respect to trade receivables and revenue are limited due to the large number of customers comprising the Company’s customer base.

Major Suppliers

The Company outsources 100% of its customer support to a single provider. A loss of this provider could have a material adverse effect on the Company. During the three months ended March 31, 2015 and 2014, payments to this provider for support services approximated $438,982 and $474,298, respectively.

The Company purchased the majority of their voice minutes from two suppliers. During the three months ended March 31, 2015 and 2014, purchases from these suppliers were approximately $456,531 and $687,432, respectively.

Note 8. Consolidation of Variable Interest Entities

Selected information from the results of the VIEs operations are as follows:

	Three Months Ended March 31,
	2015	2014
Total revenues	$14,072	$10,329
Net loss	$(30,142)	$(40,366)

Note 9. Subsequent Events

On May 18, 2015, all of the membership interest of the Company was acquired by Citrix Systems, Inc. Total preliminary cash consideration for this transaction was approximately $161.8 million, net of $3.5 million cash acquired. Current assets acquired in connection with the acquisition consisted primarily of cash, accounts receivable and other short term assets. Current liabilities assumed in connection with the acquisition consisted primarily of accounts payable, other accrued expenses and short-term debt. Long-term liabilities assumed in connection with the acquisition consisted of long-term debt and other long-term liabilities. Both short-term and long-term debt were paid in full subsequent to the acquisition date.

MARVASOL, INC. (D/B/A LASTPASS)

BALANCE SHEETS

	September 30, 2015	December 31, 2014
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,745,213	$8,749,999
Accounts receivable	684,476	480,869
Prepaid expenses and other current assets	26,129	3,812

Total current assets	12,455,818	9,234,680
Property and equipment, net	40,323	513
Deposits	43,074	43,074

Total assets	$12,539,215	$9,278,267

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$240,900	$99,514
Accrued compensation	5,859,826	4,815,581
Accrued expenses and other current liabilities	68,488	53,486
Deferred revenue	8,347,008	5,870,671

Total current liabilities	14,516,222	10,839,252
Deferred revenue, long-term	500,000	443,863

Total liabilities	15,016,222	11,283,115
Shareholders’ deficit	(2,477,007)	(2,004,848)

Total liabilities and stockholders’ deficit	$12,539,215	$9,278,267

See accompanying notes to the financial statements.

MARVASOL, INC. (D/B/A LASTPASS)

STATEMENTS OF OPERATIONS

(Unaudited)

	Nine Months Ended September 30,
	2015	2014
Revenue	$9,740,991	$7,082,609
Cost of revenue	604,553	441,786

Gross profit	9,136,438	6,640,823

Operating expenses:
Research and development	4,494,139	7,113,683
Sales and marketing	3,236,261	1,010,776
General and administrative	1,935,867	1,002,114
Other income	(57,670)	(66,281)

Total operating expenses	9,608,597	9,060,292

Loss before income taxes	(472,159)	(2,419,469)
Provision for income taxes	—	—

Net loss	$(472,159)	$(2,419,469)

See accompanying notes to the financial statements.

MARVASOL, INC. (D/B/A LASTPASS)

STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2015	2014
Cash flows from operating activities:
Net loss	$(472,159)	$(2,419,469)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	513	10,220
Stock-based compensation	—	2,399,955
Changes in assets and liabilities:
Accounts receivable	(203,607)	700,057
Prepaid expenses and other current assets	(22,317)	23,533
Deposits	—	(2,074)
Accounts payable	141,386	42,599
Accrued compensation	1,044,245	(1,612,901)
Accrued expenses and other current liabilities	15,002	838
Deferred revenue	2,532,474	1,135,777

Total adjustments	3,507,696	2,698,004

Net cash provided by (used in) operating activities	3,035,537	278,535

Cash flows from investing activities:
Purchases of marketable securities	—	1,382,961
Purchases of fixed assets	(40,323)	—

Net cash (used in) provided by investing activities	(40,323)	1,382,961

Cash flows from financing activities:
Proceeds from common stock issuance	—	45

Net cash provided by financing activities	—	45

Increase (decrease) in cash and cash equivalents	2,995,214	1,661,541
Cash and cash equivalents, beginning of year	8,749,999	5,273,488

Cash and cash equivalents, end of year	$11,745,213	$6,935,029

See accompanying notes to the financial statements.

MARVASOL, INC. (D/B/A LASTPASS)

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Note 1—Nature of Operations and Summary of Significant Accounting Policies

The Company provides password management services to consumer subscribers on an annual subscription basis. The Company also provides password management services to our enterprise customers. The Company was incorporated in Delaware on April 30, 2008 and is headquartered in Fairfax, Virginia.

The following is a summary of the accounting policies consistently applied in the financial statements.

Financial Statement Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Condensed Financial Statements

The accompanying condensed financial statements and the related interim information contained within the notes to the condensed financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s audited December 31, 2014 and 2013 financial statements. The unaudited interim condensed financial statements have been prepared on the same basis as the audited financial statements and in the opinion of management, reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the Company’s financial position, results of operations and cash flows for the interim periods presented. The results for the interim periods presented are not necessarily indicative of future results. The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

Cash and Cash Equivalents

The Company classifies all highly-liquid investments with maturities of three months or less at the date of purchase as cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Accounts Receivable

The Company records its accounts receivable at invoiced amounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on its history of past write-off and collections, and current credit conditions. Adjustments made to the allowance for doubtful accounts are charged against bad debt expense. An account is considered uncollectible when all efforts to collect the account have been exhausted. The Company determined that an allowance for doubtful accounts is not required as of September 30, 2015 and December 31, 2014.

Property and Equipment

Property and equipment are recorded at cost. Property and equipment is depreciated/amortized using the straight-line method over the estimated useful lives of the related assets, which range from three to five years.

MARVASOL, INC. (D/B/A LASTPASS)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited)

Research and Development Costs

Research and development expenditures are expensed as incurred.

Revenue Recognition—Subscriptions

The Company recognizes revenue from services provided in the consumer segment when it is probable that the economic benefits associated with the transactions will flow to the Company and the amount of revenue can be measured reliably. This is normally demonstrated when persuasive evidence of an arrangement exists, the fee is fixed or determinable, performance of service has been delivered, and collection is reasonably assured.

The Company offers services to customers primarily on an annual subscription basis that may include free trial periods. The Company’s subscription fees are typically received in advance which results in the subscription period commencing. Subscription periods range from one to ten years with a majority of the subscriptions being one year in duration. The Company recognizes revenue ratably once the subscription period commences.

Deferred Revenue

Deferred revenue primarily consists of billings and payments received in advance of revenue recognition. The Company primarily bills and collects payments from customers for services in advance on an annual basis. Deferred revenue to be recognized in the next twelve months is included in current deferred revenue, and the remaining amounts are included in long-term deferred revenue in the balance sheets.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the irrespective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance against deferred tax assets if and when appropriate.

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a “more likely than not” threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a “cumulative probability assessment” that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company is not currently under examination by any taxing jurisdiction. The Company’s Federal and state income tax returns are generally open for examination for the past three years.

Risk and Uncertainties

The Company is subject to risks common to companies in high-technology industries, including but not limited to, a volatile marketplace, rapidly changing technology, protection of proprietary rights and the ability to continue to raise sufficient capital in the future.

MARVASOL, INC. (D/B/A LASTPASS)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited)

Stock-Based Compensation

The Company uses the fair value method for employee stock awards in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 718, “Compensation—Stock Compensation.”

The Company measures compensation associated with stock issuances based on the fair value of the equity instruments issued less cash paid.

During July 2014, the Company redeemed 45 shares of Common Stock as a result of two shareholders abandoning their stock and assigning the stock to the Company for no consideration. The purpose of the abandonment was to allow an existing shareholder to increase his ownership in the Company. In conjunction with the abandonment, the Company issued 45 shares of Common Stock to this shareholder for $45 which vested immediately. The Company determined that the fair value per share was $53,333 at the issuance date using the market method. As a result, the Company recorded $2,400,000 of non-cash stock-based compensation expense which is included in research and development expenses.

Note 2—Leases

During 2014, the Company entered into a four-year agreement for new office space. As of December 31, 2014, future minimum lease payments under non-cancelable operating leases are approximately:

2015	$164,000
2016	166,000
2017	169,000

The terms of the lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on the straight-line basis over the lease period and has accrued for rent expense incurred but not paid. The lease agreement for the facilities and certain services provide the Company with the option to renew. Future contractual obligations would change if these options were exercised. Included in deposits is $41,000 paid as required by the lease agreement for a security deposit.

Note 3—Income Taxes

No provision for Federal or state income taxes has been recorded for the nine months ended September 30, 2015 and 2014, as the Company incurred net losses. Any benefit for Federal or state income taxes has been reduced by a corresponding increase to the related valuation allowance for deferred tax assets.

At December 31, 2014, the Company has net operating loss carryforwards for income tax purposes of approximately $4.2 million for Federal and for state to offset future Federal and state taxable income expiring through 2034. The Company has provided a full valuation allowance for deferred tax assets, since based on the available evidence it is more likely than not that these benefits will not be realized. In accordance with Sections 382 and 383 of the Internal Revenue Code, the use of the above carryforwards may be subject to annual limitations based upon ownership changes of the Company’s stock.

Note 4—Concentrations Risk

At September 30, 2015, one customer represented 18% of accounts receivable and at December 31, 2014, three customers represented 48% of accounts receivable.

MARVASOL, INC. (D/B/A LASTPASS)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 5—Contingencies

On March 23, 2015, the Company was sued in the United States District Court Southern District of New York for trademark infringement. This litigation was settled in January 2016 resulting in no financial liability to the Company.

Note 6—Subsequent Event

On October 15, 2015, pursuant to a Stock Purchase Agreement dated October 8, 2015, all of the outstanding equity interests of the Company were acquired by LogMeIn, Inc. for approximately $110 million in cash upon close. An additional $15 million in cash is payable in contingent payments which are expected to be paid to equity holders and key employees of the Company upon their achievement of certain milestone and retention targets over the two-year period following the closing of the transaction.

ANNEXES

ANNEX A—Opinion of RBC Capital Markets, LLC
ANNEX B—Amendment to LMI’s certificate of incorporation
ANNEX C—LMI’s Amended and Restated 2009 Stock Incentive Plan

ANNEX A

Opinion of RBC Capital Markets, LLC

July 26, 2016

The Board of Directors

LogMeIn, Inc.

320 Summer Street

Boston, Massachusetts 02210

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to LogMeIn, Inc., a Delaware corporation (“LogMeIn”), of the Aggregate Merger Consideration (defined below) to be paid by LogMeIn pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among Citrix Systems, Inc., a Delaware corporation (“Citrix”), GetGo, Inc., a Delaware corporation and wholly owned subsidiary of Citrix (“SpinCo”), LogMeIn and Lithium Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of LogMeIn (“Merger Sub”). As more fully described in the Merger Agreement and after giving effect to the Related Transactions (defined below), LogMeIn and Citrix will effect a business combination of LogMeIn and the “GetGo” business of Citrix and its subsidiaries other than the ShareFile product line (such “GetGo” business of Citrix and its subsidiaries to be acquired pursuant to the terms of the Merger Agreement, the “Business”) to be effected through the merger of Merger Sub with and into SpinCo (the “Merger”). The Merger Agreement provides for, among other things, and as further described to us by representatives of LogMeIn, the conversion pursuant to the Merger of the outstanding shares of the common stock, par value $0.01 per share, of SpinCo (“SpinCo Common Stock”) into the right to receive an aggregate of 26,868,269 shares of the common stock, par value $0.01 per share, of LogMeIn (“LogMeIn Common Stock” and, such aggregate number of shares of LogMeIn Common Stock so issuable in the merger, the “Aggregate Merger Consideration”), subject to certain adjustments as specified in the Merger Agreement (as to which adjustments we express no opinion), including any required adjustment such that holders of SpinCo Common Stock will receive shares of LogMeIn Common Stock representing 50.1% of the outstanding shares of LogMeIn Common Stock upon consummation of the Merger.

We understand that, pursuant to the Merger Agreement and a Separation and Distribution Agreement (the “Separation Agreement” and, together with the Merger Agreement, the “Agreements”) proposed to be entered into among Citrix, SpinCo and LogMeIn, (i) prior to consummation of the Merger, Citrix will effect an internal reorganization pursuant to which, among other things, certain assets held, owned or used by Citrix and its subsidiaries to conduct the Business will be transferred to, and certain liabilities associated with the Business will be assumed by, SpinCo and its subsidiaries and SpinCo will issue to Citrix additional shares of SpinCo Common Stock (such reorganization, together with the other reorganization steps contemplated by the Separation Agreement, the “Internal Reorganization”), (ii) prior to consummation of the Merger, LogMeIn may declare one or more special cash dividends to holders of LogMeIn Common Stock as contemplated by the Merger Agreement (collectively, the “Special Dividend”) and (iii) following the consummation of the Internal Reorganization and prior to consummation of the Merger, all outstanding shares of SpinCo Common Stock will be distributed by Citrix to holders of the common stock of Citrix through a pro rata dividend, an exchange offer or a combination thereof (such distribution, together with the Internal Reorganization, the Special Dividend and the other transactions contemplated by the Agreements (other than the Merger), the “Related Transactions”). We also have been advised that, in connection with the Merger and the Related Transactions, certain tax, transition services, loan, employee, intellectual property license and other related agreements and arrangements will be entered into among Citrix, SpinCo, LogMeIn and/or certain of their respective subsidiaries (such agreements, the “Related Agreements”). The terms and conditions of the Merger and the Related Transactions are set forth more fully in the Agreements and the Related Agreements.

The Board of Directors

LogMeIn, Inc.

July 26, 2016

RBC Capital Markets, LLC (“RBCCM”), as part of our investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM or one or more of our affiliates may act as a market maker and broker in the publicly traded securities of LogMeIn, Citrix, SpinCo and/or any other entity that may be involved in the Merger and the Related Transactions or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade securities of LogMeIn, Citrix, SpinCo and/or any other entity that may be involved in the Merger and the Related Transactions or their respective affiliates for our or our affiliates’ own account and the accounts of our or our affiliates’ customers and, accordingly, RBCCM and our affiliates may hold a long or short position in such securities.

We are acting as financial advisor to LogMeIn in connection with the Merger and we will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Merger. LogMeIn also has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for expenses reasonably incurred in connection with our services. As you are aware, RBCCM and certain of our affiliates in the past have provided and currently are providing investment banking, commercial banking and financial advisory services to LogMeIn, Citrix and certain of their respective affiliates unrelated to the proposed Merger and the Related Transactions, for which services RBCCM and our affiliates have received and expect to receive customary compensation, including, during the past two years, having acted or acting as a bookrunner for, and counterparty in respect of, a convertible senior notes issuance of Citrix. RBCCM and our affiliates in the future may provide investment banking, commercial banking and financial advisory services to LogMeIn, Citrix and/or their respective affiliates, for which services RBCCM and such affiliates would expect to receive compensation.

For the purposes of rendering our opinion, we have undertaken such review, inquiries and analyses as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of execution versions, provided to us on July 26, 2016, of the Agreements; (ii) we reviewed certain publicly available financial and other information, and certain historical operating data, with respect to LogMeIn made available to us from published sources and internal records of LogMeIn; (iii) we reviewed certain financial and other information, and certain historical operating data, with respect to the Business made available to us from published sources and internal records of Citrix; (iv) we reviewed financial projections and other estimates and data relating to LogMeIn and the Business prepared by the respective managements of LogMeIn and Citrix that we have been directed to utilize in our analyses (in the case of financial projections and other estimates and data relating to the Business, as adjusted by the management of LogMeIn); (v) we conducted discussions with members of the senior managements of LogMeIn and Citrix with respect to the respective businesses, prospects and financial outlook of LogMeIn and the Business and also held discussions with members of the senior managements of LogMeIn and Citrix regarding the strategic rationale and potential cost savings anticipated by such managements to be realized from the Merger and the Related Transactions; (vi) we reviewed the reported prices and trading activity for LogMeIn Common Stock; (vii) we compared certain financial metrics of LogMeIn and the Business with those of selected publicly traded companies in lines of businesses that we considered generally relevant in evaluating LogMeIn and the Business; and (viii) we considered other information and performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion we have reached is based on all analyses and factors presented, taken as a

The Board of Directors

LogMeIn, Inc.

July 26, 2016

whole, and also on application of our own experience and judgment. Such conclusion may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more portions of such analyses or factors.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all of the financial, legal, tax, accounting, operating and other information provided to or discussed with us by or on behalf of LogMeIn or Citrix (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of LogMeIn and Citrix that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have not assumed responsibility for independently verifying and have not independently verified such information. We also have assumed that the financial projections and other estimates and data (as adjusted by the management of LogMeIn in the case of the Business) that we were directed to utilize in our analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments as to the future financial performance of, and are a reasonable basis upon which to evaluate, LogMeIn, the Business and the other matters covered thereby and we further have assumed that the financial results reflected therein will be realized in the amounts and at the times projected. We express no opinion as to any such financial projections and other estimates or data (including any adjustments) or the assumptions upon which they are based. We have relied upon the assessments of the managements of LogMeIn and Citrix as to, among other things, (i) the Related Transactions, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the potential impact on LogMeIn and the Business of market, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the software and technology and software-as-a-service industries in which LogMeIn and the Business operate, including in the cloud-based software solutions and remote connectivity services markets, (iii) the validity of, and risks associated, with the products, licenses and intellectual property of LogMeIn and the Business (including, without limitation, the validity and duration of patents), (iv) existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees of LogMeIn and the Business and (v) the ability to integrate the operations of LogMeIn and the Business. We have assumed that there will be no developments with respect to any such matters, or any adjustments to the Aggregate Merger Consideration or capital structure of SpinCo, that would have an adverse effect on LogMeIn, SpinCo (including the Business), the Merger or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any material respect to our analyses or opinion. We also have relied on estimates of the management of LogMeIn as to the capitalization of LogMeIn and SpinCo, including as to the number of fully diluted shares of LogMeIn Common Stock and SpinCo Common Stock as of the effective time of the Merger and we have assumed that such number of shares will not vary in any material respect that would be meaningful to our analyses or opinion.

In rendering our opinion, we have not assumed any responsibility to perform, and we have not performed, an independent evaluation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, derivative or otherwise) of or relating to LogMeIn, SpinCo (including the Business) or any other entity or business, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and we have not conducted, any physical inspection of the properties or facilities of LogMeIn, SpinCo (including the Business) or any other entity or business. We have not evaluated the solvency or fair value of LogMeIn, SpinCo (including the Business) or any other entity or business under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed that the Merger and the Related Transactions will be consummated in accordance with the terms of the Agreements and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party

The Board of Directors

LogMeIn, Inc.

July 26, 2016

approvals, consents, releases, waivers and agreements for the Merger and the Related Transactions, no delay, limitation, restriction or condition will be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on LogMeIn, SpinCo (including the Business), the Merger or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any material respect to our analyses or opinion. We also have assumed that the Merger and the Related Transactions will qualify, as applicable, for the intended tax treatment contemplated by the Agreements. We further have assumed that SpinCo will retain or acquire all assets, properties and rights necessary for the operations of the Business, that appropriate reserves, indemnification arrangements or other provisions have been made with respect to liabilities of or relating to SpinCo (including the Business) that will be assumed in connection with the Merger and the Related Transactions, and that neither SpinCo nor LogMeIn will directly or indirectly assume or incur any liabilities that are contemplated to be excluded as a result of the Merger, the Related Transactions or otherwise. In addition, we have assumed that the final executed Agreements will not differ, in any respect that would be meaningful to our analyses or opinion, from the execution versions of the Agreements that we reviewed.

Our opinion speaks only as of the date hereof, is based on conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and we do not have an obligation to update, revise or reaffirm this opinion. Our opinion, as set forth herein, relates to the relative values of LogMeIn and SpinCo (including the Business). We are not expressing any opinion as to what the value of LogMeIn Common Stock or any other securities actually will be when issued or distributed or the price or range of prices at which LogMeIn Common Stock or any other securities may trade or otherwise be transferable at any time, including following announcement or consummation of the Merger and the Related Transactions.

The advice (written or oral) of RBCCM and our opinion expressed herein is provided for the benefit, information and assistance of the Board of Directors of LogMeIn (in its capacity as such) in connection with its evaluation of the proposed Merger. We express no opinion and make no recommendation to any stockholder as to how such stockholder should vote or act with respect to any proposal to be voted upon in connection with the Merger, any Related Transactions or otherwise.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to LogMeIn of the Aggregate Merger Consideration (to the extent expressly specified herein). Our opinion does not in any way address any Related Transactions or any other terms, conditions, implications or other aspects of the Merger, the Agreements or any Related Agreements or voting agreements, including, without limitation, the form or structure of the Merger or the Related Transactions, any adjustments to the Aggregate Merger Consideration or the capital structure of SpinCo, or any indemnification or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger, the Related Transactions or otherwise. Our opinion also does not address the underlying business decision of LogMeIn to engage in the Merger or any Related Transactions or the relative merits of the Merger or any Related Transactions compared to any alternative business strategy or transaction that may be available to LogMeIn or in which LogMeIn might engage. We do not express any opinion or view with respect to, and we have relied upon the assessments of LogMeIn and its representatives regarding, legal, regulatory, tax, accounting and similar matters, as to which we understand that LogMeIn has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the fairness of the amount or nature of the

The Board of Directors

LogMeIn, Inc.

July 26, 2016

compensation (if any) to any officers, directors or employees of any party, or class of such persons, relative to the Aggregate Merger Consideration or otherwise.

The issuance of our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration to be paid by LogMeIn pursuant to the Merger Agreement is fair, from a financial point of view, to LogMeIn.

Very truly yours,

RBC CAPITAL MARKETS, LLC

ANNEX B

Amendment to LMI’s certificate of incorporation

B-1

ANNEX C

LMI’s Amended and Restated 2009 Stock Incentive Plan

C-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. LMI’s certificate of incorporation provides that no director shall be personally liable to LMI or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

LMI’s certificate of incorporation provides that it will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of LMI) by reason of the fact that he or she is or was, or has agreed to become, its director or officer, or is or was serving, or has agreed to serve, at its request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, LMI’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

LMI’s certificate of incorporation also provides that it will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of LMI to procure a judgment in LMI’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, an LMI director or officer, or is or was serving, or has agreed to serve, at LMI’s request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, LMI’s best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to LMI, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by LMI against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If LMI does not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

LMI has entered into indemnification agreements with each of its directors. In general, these agreements provide that LMI will indemnify the director to the fullest extent permitted by law for claims arising in his capacity as a director, officer, employee or agent of LMI provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, LMI’s best interests and, with respect to any criminal proceeding, had no reasonable basis to believe that his conduct was unlawful. In the event that LMI does not assume the defense of a claim against a director, LMI will be required to advance expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by LMI.

LMI maintains a general liability insurance policy which covers certain liabilities of LMI’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	Exhibits. See the Exhibit Index attached to this proxy statement/prospectus-information statement, which is incorporated by reference herein.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c) (1) The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 of the Securities Act of 1933, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of

1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on September 15, 2016.

LOGMEIN, INC.

By:	/s/ William R. Wagner
William R. Wagner
President & Chief Executive Officer

Date: September 15, 2016

KNOWN ALL MEN BY THESE PRESENT, that each person whose signature appears immediately below constitutes and appoints William R. Wagner, Edward K. Herdiech and Michael J. Donahue, and any one or more of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto and other documents in connection therewith with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William R. Wagner William R. Wagner	President, Chief Executive Officer and Director (Principal Executive Officer)	September 15, 2016

/s/ Edward K. Herdiech Edward K. Herdiech	Chief Financial Officer (Principal Financial and Accounting Officer)	September 15, 2016

/s/ Steven J. Benson Steven J. Benson	Director	September 15, 2016

/s/ Steven G. Chambers Steven G. Chambers	Director	September 15, 2016

/s/ Michael J. Christenson Michael J. Christenson	Director	September 15, 2016

/s/ Edwin J. Gillis Edwin J. Gillis	Director	September 15, 2016

/s/ Gregory W. Hughes Gregory W. Hughes	Director	September 15, 2016

/s/ Marilyn Matz Marilyn Matz	Director	September 15, 2016

/s/ Michael K. Simon Michael K. Simon	Director	September 15, 2016

EXHIBIT INDEX

Exhibit Number	Title

2.1	Agreement and Plan of Merger, dated as of July 26, 2016, by and among LogMeIn, Inc., Lithium Merger Sub, Inc., Citrix Systems, Inc. and GetGo, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by LogMeIn, Inc. on July 28, 2016).(1)

2.2	Separation and Distribution Agreement, dated as of July 26, 2016, by and among LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K/A filed by LogMeIn, Inc. on July 28, 2016).(1)

2.3	Amended and Restated Tax Matters Agreement, dated as of September 13, 2016, by and among LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.*(1)

2.4	Form of Employee Matters Agreement, to be entered into by and among LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc. (incorporated by reference to Exhibit C of Exhibit 2.2 to the Current Report on Form 8-K/A filed by LogMeIn, Inc. on July 28, 2016).

2.5	Form of Intellectual Property License Agreement, to be entered into by and among LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc. (incorporated by reference to Exhibit B of Exhibit 2.2 to the Current Report on Form 8-K/A filed by LogMeIn, Inc. on July 28, 2016).

2.6	Form of Transition Services Agreement, to be entered into by and among LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc. (incorporated by reference to Exhibit D of Exhibit 2.2 to the Current Report on Form 8-K/A filed by LogMeIn, Inc. on July 28, 2016).

2.7	Form of Credit Agreement, to be entered into by and among LogMeIn, Inc., the lenders party thereto and Citrix Systems, Inc., as Administrative Agent.+

2.8	Voting Agreement, dated as of July 26, 2016, by and between Citrix Systems, Inc. and Michael K. Simon.*

3.1	Restated Certificate of Incorporation of LogMeIn, Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1/A filed by LogMeIn, Inc. on June 16, 2009).

3.2	Second Amended and Restated By-Laws of LogMeIn, Inc., as amended.*

4.1	Specimen Certificate for Common Stock of LogMeIn, Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1/A filed by LogMeIn, Inc. on June 16, 2009).

5.1	Opinion of Latham & Watkins LLP as to the validity of shares of common stock to be issued by LogMeIn, Inc.+

8.1	Opinion of Latham & Watkins LLP re: tax matters.+

8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP re: tax matters.+

10.1	Form of Cooperation Agreement, to be entered into by and among Citrix Systems, Inc., GetGo, Inc., LogMeIn, Inc., Elliott Associates, L.P. and Elliott International, L.P.+

21.1	Subsidiaries of LogMeIn, Inc. (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed by LogMeIn, Inc. on February 19, 2016).

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1).+

23.2	Consent of Latham & Watkins LLP (included in Exhibit 8.1).+

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2).+

23.4	Consent of Ernst & Young LLP.*

23.5	Consent of Deloitte & Touche LLP.*

Exhibit Number	Title

23.6	Consent of Caras & Shulman, PC.*

23.7	Consent of Mayer Hoffman McCann, PC.*

24.1	Power of Attorney (included on signature page)

99.1	Consent of RBC Capital Markets, LLC.*

99.2	Consent of Robert M. Calderoni named to become director of LMI*

99.3	Consent of Jesse A. Cohn named to become director of LMI*

99.4	Consent of David J. Henshall named to become director of LMI*

99.5	Consent of Peter J. Sacripanti named to become director of LMI*

99.6	Form of Proxy Card for LogMeIn, Inc. Special Meeting of Stockholders.+

*	Filed herewith
+	To be filed by amendment
(1)	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be supplementally provided to the Securities and Exchange Commission upon request.